Form 20-F
period 2002-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2003-07-15
CIK 52723

SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                         Commission file number 2-41957

                         ISRAEL BANK OF AGRICULTURE LTD.
             (Exact name of registrant as specified in its charter)

                     83 Hashmonaim Street, Tel Aviv, Israel
                    (Address of principal executive offices)

           Securities registered pursuant to Section 12(b) of the Act:

                                      NONE

           Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

7.5% Registered Subordinated Capital Notes due 2003

7.5% cumulative redeemable Preference "C" shares linked to the U.S. Dollar.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of NIS 0.0001                                  135,050,000
8% Cumulative and Participating Preference
    "A" Shares of NIS 0.001                                     195,768,412
7.5% Cumulative Redeemable Preference "C"
    Shares of NIS 0.042 linked to the U.S. Dollar                   250,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes |X|                           No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow:

      Item 17 |X|                       Item 18 |_|

TABLE OF CONTENTS

PART I                                                                     Pages
                                                                           -----

Item 1      Identity of Directors, Senior Management and Advisors          3
Item 2      Offer Statistics and Expected Timetable                        3
Item 3      Key Information:                                               3
            A. Selected Financial Data
            B. Capitalization and Indebtedness
            C. Reasons for the Offer and Use of Proceeds
            D. Risk Factors
Item 4      Information on the Company:                                    6
            A.   History and Development of the Company
            B.   Business Overview
            C.   Property, Plants and Equipment
Item 5      Operating and Financial Review and Prospects                   10
            A.   Business Policy
            B.   Liquidity and Capital Resources
            C.   Loss recognition of doubtful debts
            D.   Income recognition on loans
            E.   Loan restructuring gains or losses
            F.   Results of operations
            G.   Shareholders' equity
            H.   Principal Balance Sheet items
            I.   Investee companies
Item 6      Directors, Senior Management and Employees                     17
            A.   Board of Directors
            B.   Bank's Management
            C.   Personnel
Item 7      Major Shareholders and Related Party Transactions              19
Item 8      Financial Information                                          19
Item 9      The Offer and Listing                                          19
Item 10     Additional Information                                         19
            A.   Share Capital
            B.   Material Contracts
            C.   Exchange Controls
            D.   Taxation
            E.   Dividend and Paying Agents
            F.   Statement by Experts
            G.   Documents on Display
            H.   Subsidiary Information
Item 11     Quantitative and Qualitative Disclosure about Market Risks     24
Item 12     Description of Securities Other Than Equity Securities         25

PART II

Item 13     Defaults, Dividend Arrearages and Delinquencies                26
Item 14     Material Modifications to the Rights of Security Holders
            and Use of Proceeds                                            26
Item 15     Reserved                                                       26
Item 16     Reserved                                                       26

PART III

Item 17     Financial Statements                                           26
Item 18     Exhibits                                                       26
Item 19     Signatures                                                     26
            Certifications                                                 27

                                    FORM 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3. KEY INFORMATION:

      A.    SELECTED FINANCIAL DATA

            Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December 1987):

                                                                       December 31,
                                                -----------------------------------------------------------
                                                  2002         2001         2000         1999         1998
                                                -------      -------      -------      -------      -------
            Rate of Exchange -
                     1US$ = NIS                   4.737        4.416        4.041        4.153        4.160

            Consumer Price Index (points)        440.65       413.77       408.00       408.00       402.61

            ASSETS
                                                -----------------------------------------------------------

            Cash in hand and deposits with
              Banks                              58,745       36,022       23,759       13,001        2,770

            Loans to the public                 283,424      329,917      373,456      413,950      482,156

            Loans to the Government of
              Israel *                           30,739       25,948       32,011       27,657       18,953

            Investment in affiliate                 988          969          932          853          786

            Bank premises and equipment             382          335          384          429          526

            Other assets                          1,660        1,535        1,331        2,241        5,423
                                                -------      -------      -------      -------      -------

            Total assets                        375,938      394,726      431,873      458,131      510,614
                                                =======      =======      =======      =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                    December 31,
                                                       ----------------------------------------------------------------------
                                                          2002            2001           2000           1999           1998
                                                       ----------       --------       --------       --------       --------
Deposits from the public                                    1,098          1,869          1,548          2,464          2,249
Deposits from banks                                            --             --             --         33,390         50,210
Deposits from the Government
  of Israel                                               445,346        448,606        447,966        448,345        442,963
Other liabilities                                           7,586          8,116         27,789          7,896         11,714
Deferred deposits from the
  Government of Israel *                                  814,481        758,138        694,977        631,475        575,296
Deferred capital notes                                     40,193         40,144         37,947         39,389         40,758
  Held by the public
  Held by the Government                                   81,131         80,307         73,829         75,484         75,855
Non-participating preference
  shares                                                       11             12             11             11             12
Shareholders' deficiency                               (1,013,908)      (942,466)      (852,194)      (780,323)      (688,443)
                                                       ----------       --------       --------       --------       --------

Total Liabilities and shareholders' equity                375,938        394,726        431,873        458,131        510,614
                                                       ==========       ========       ========       ========       ========

LOSS FROM FINANCING ACTIVITIES

     Loss from financing activities before
           provision for doubtful debts:
           Interest expense                               (83,684)       (97,857)       (87,797)       (83,071)       (73,407)
           Interest income                                 20,627         23,493         25,556         25,306          1,294
                                                       ----------       --------       --------       --------       --------
                                                          (63,057)       (74,364)       (62,241)       (57,765)       (72,113)
         Increase in provision for doubtful debts              --         (6,390)            --        (24,151)            --
                                                       ----------       --------       --------       --------       --------
         Loss from financing activities after
          provision for doubtful debts                    (63,057)       (80,754)       (62,241)       (81,916)       (72,113)
                                                       ==========       ========       ========       ========       ========
Operating loss                                            (71,442)       (90,272)       (71,871)       (91,041)       (80,713)
                                                       ==========       ========       ========       ========       ========
Operating loss per ordinary share

Loss per NIS 1 nominal value
  of share capital                                        (341.40)       (431.40)       (343.40)       (435.00)       (385.70)
                                                       ==========       ========       ========       ========       ========

*     Reclassified

Share Capital

Share capital of the Bank (in nominal values)

                                                              December 31,
                                                          ----------------------
                                                            2002          2001
                                                          --------      --------
                                            Authorized    Issued and Outstanding
                                            ----------    ----------------------
                                                             NIS
                                            ------------------------------------
Ordinary Shares of NIS 0.0001                  37,970       13,505       13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001             201,530      195,768      195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)       10,500       10,500       10,500
                                              -------      -------      -------

                                              250,000      219,773      219,773
                                              =======      =======      =======

B.    CAPITALIZATION AND INDEBTEDNESS - Not applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS - Not applicable

D.    RISK FACTORS

      Since the Bank is not involved in granting credit, but rather in collecting debts from the agricultural sector in respect to the loans extended in the past, it does not have any risk in respect to new credit. The existing debts are collected according to the arrangements reached among the various banks and the agricultural sector. There are concerns with respect to the credit, that the recession state of the economy will also effect the agricultural sector and the possibility of its meeting the payments in accordance with the aforesaid arrangements. For more with respect to the Bank's activities, see also Item 11.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      The bank was incorporated on April 24, 1951. The bank was organized and is owned by the Government of Israel, which supplied the original capital, to serve as an instrument to encourage and assist agricultural development in the State of Israel.

      In the mid nineteen eighties, the agricultural sector started investing large amounts in industrial plants, in the expansion of existing plants and in better living conditions for its inhabitants.

      For those purposes, loans were borrowed from banks, bearing real interest (interest in excess of the change in the Consumer Price Index), which sometimes exceeded 10% annually.

      In addition, the Bank of Israel's monetary policy, since 1985, has kept flat the rate of exchange of foreign currencies, and the rise in the Consumer Price Index was halted to a slow pace, thus causing reduction in the selling prices collected by the agricultural sector, which made the inhabitants' repaying ability meager.

      All that resulted in heavy losses and insolvency in the agricultural sector, affecting banks' loan collecting ability.

      Over the years of its existence, the bank has provided traditional banking services to its agricultural customers. However, due to the financial crisis prevailing in the agricultural sector in the recent years, as described in the preceding paragraphs, it was decided to considerably curtail the activities of the bank, the said decision having been taken on December 11, 1991.

B.    BUSINESS OVERVIEW

      Background Information

      Hebrew Terms:

      "Kibbutz" - Cooperative agricultural settlement. Plural: "Kibbutzim"

      "Moshav"  - Village of family agricultural units. Plural: "Moshavim"

      "Balloon" - Any amount from the debt of Kibbutz or a Company which they are unable to repay in accordance with their repayment power.

      "ILA"     - Israel Land Administration.

      In pursuance of an agreement between the Finance Ministry, the representatives of the Kibbutzim and the banks, the Government of Israel instituted an "Arrangement Administration" (the Administration) to solve the debt arrears of the Kibbutzim to the banks. The said Administration carried out a survey of the overall indebtedness of each Kibbutz to all the banks.

The Administration accordingly classified the amounts of loans owed by the Kibbutzim into three categories:

Category 1:

Amounts recoverable according to the assessment by the Administration of the repayment ability of each Kibbutz. These amounts are to be rescheduled into new long term loans at market terms. The Government placed long term deposits with the banks at similar terms, to be used for the financing of the said new long-term loans to be extended by the banks to the Kibbutzim, upon restructure of the impaired loans.

Category 2:

Amounts to be borne by the Government. These amounts are paid by the Government directly to the banks, by the way of "grants" to the respective Kibbutzim, in partial settlement of the impaired loans.

Category 3:

The remainder - to be written off and borne by the banks. Provisions were recognized by the bank in prior years for the amounts to be written off, and were carried as losses to income.

As stated in note 3E to the financial statements, the Law of Arrangements in the Family Agricultural Sector was enacted in 1992, for the purpose of solving the indebtedness of the Moshavim to the various banks.

On January 28, 1992, a Deposit Agreement was signed between the bank and the Government of Israel. The Deposit Agreement is a component of the arrangements to secure the financing of the bank's operations within the framework of the arrangements of the agricultural sector's indebtedness to banks. In accordance with this agreement, the Government agreed to convert NIS 180 million deposited with the bank to three deferred deposits, deferred to December 31, 1999, as explained in Note 1A and 11 to the financial statements.

In accordance with the Deposit Agreement, the bank agreed not to grant loans in excess of what it is obligated to grant in the framework of the arrangements with the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of further arrangements in the agricultural sector, these will be given only after authorization by the ministers in charge, in coordination with the Bank of Israel. The bank will concentrate its major efforts in the collection of loans which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Any renewal of existing deposits from the public will be done in coordination with the Bank of Israel.

On January 31, 1992, the Bank of Israel notified the bank that further to the deposit agreement with the Government of Israel, the Bank of Israel will make available to the bank special credit facilities, subject to the terms set below:
The bank will not expand the scope of deposits raised from the public, and will not renew existing deposits until determined otherwise.

The special credit facilities which the Bank of Israel is to make available to the bank will be used only for carrying out its obligations to depositors, and for financing current operating expenses (salaries, maintenance, etc.). The granting of new loans to customers of the bank, in the framework of further arrangements in the agricultural sector, will be carried out only after authorization by the ministers in charge, and in coordination with the Bank of Israel, according to the guidelines set out above.

The bank is a Government-owned company The arrangements described in Note 1A(2) to the financial statements, are specifically intended to enable the bank to proceed with its business, namely - its operations for the collection of the loans. However, in the case of liquidation, the bank will repay these special credit facilities only after repaying deposits from the public, from other banks, and any remaining liabilities to the public, the employees of the bank, and Government deposits.

Should the bank not carry out the above terms, all of these special credit facilities will then be immediately due and repayable.

The credit facilities and interest thereon will be linked to the Israeli Consumer Price Index. A guarantee of the complete and total repayment of funds granted or to be granted by the Bank of Israel from time to time, including monetary deposits of the Bank of Israel with the bank, as they currently exist, or may exist in the future, the Bank signed a debenture, on January 10, 1992, collateralizing its loan portfolio by a primary floating charge.

Toward the end of 2000, the Bank did not have a debt balance toward the Bank of Israel. In a letter to the Bank dated December 6, 2000, the Bank of Israel gave notice that it is ceasing to extend current credit to the Bank.

In addition, the Bank of Israel gave notice that it will act at the earliest convenience to eliminate the floating charge on the Bank's credit portfolio and, indeed, the floating charge was eliminated in January 2001.

Since the Bank does not have any credit sources as it had in the past, in the event it may require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time in accordance with the pace of its collections.

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2002 and the current collection anticipated in 2003 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2003, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments (primarily to the Government) and the principal of the capital notes held by the public.

Effective May 10, 1992 trading in the Bank's "A" and "C" preferred shares, and in its deferred capital notes, was discontinued on the Tel-Aviv Stock Exchange, and on January 31, 1993 the aforementioned securities were unlisted. The discontinuance of trading, and later the unlisted were decided upon due to the difficulties encountered in trading the securities and due to the bank's deficit.

In prior years, the bank reduced its manpower quota in accordance with its requirements. At the present time, the number of employees currently employed by the Bank is appropriate for its needs.

Nature of trading market

The following securities of the Company are traded in the United States.

Trade is effected through a United State Nominee:

250,000 - 7.5% Cumulative Redeemable Preference "C" shares linked to the dollar (Nominee: Mellon Investor services LLC, New York).

25,612,000 - 7.5% Registered Subordinated Capital Notes due 2003 (Nominee:
JPMorgan Chase Bank, New York).

The 8% Cumulative and Participating Preference ":A" shares and the 7.5% Cumulative Redeemable Preference "C" Shares were quoted on the Tel Aviv Stock Exchange. On April 30, 1992, the Board of directors of the Tel Aviv Stock Exchange resolved to cease trading of the securities of the bank until such time when conditions permitted continuation of trading. The securities were de-listed on January 31, 1993. Before that date, four trading days took place, from January 25 to January 28, 1993. Appropriate notices were mailed to holders in Israel and abroad.

Dividend to the shareholders of Preferred A and C shares:

Pursuant to the Companies Law, the prospectuses and the Banks' Memorandum and Articles of Incorporation, a dividend may only be distributed from earnings.

In spite of the losses which the Bank accumulated during recent years, a dividend was paid to the shareholders of Preferred A and C shares referred to above, subject to the approval of the Board of Directors, the Government Companies Authority, and based on legal opinions obtained in 1986 and 1987. The amount of the aforementioned dividend paid in 1998 amounted to NIS 7,367 thousand, where approximately NIS 2 thousand was at the expense of the Bank and the balance at the expense of the Government in the context of the exchange rate insurance, to which it was committed in the issuance prospectus for the Preferred C shares.

Over the years, the Government has become the principal shareholder (as of December 31, 2002: Ordinary shares 100%, Preferred A shares - 99.52%, Preferred C shares - 91.68%) and, in any case, it is entitled to receive the greater part of the dividend. For several years, there is an arrangement pursuant to which the Government purchases Preferred C shares from those who are willing to sell them.

On July 27, 1999, the Board of Directors decided on the basis of a legal opinion it obtained to cease paying the dividend. A report on this development was communicated to the Accountant General and the Companies Authority.

The Bank did not record a liability with respect to the accumulative dividend, since its distribution is dependent on:

a. The existence of earnings (in other words, the distribution of a dividend will not be contrary to the Companies Law);

b.    According to a decision of the Board of Directors.

The accumulative dividend which was not paid in respect to the years 1999 - 2002 amounted to NIS 35,590 thousand. In addition, there is a commitment on the part of the Treasury of the State of Israel to cover the linkage differences included in the above amount which amounted to NIS 35,524 thousand.

C.    PROPERTY, PLANTS AND EQUIPMENT

      The bank's offices are owned by it, and are located at 83 Hashmonaim Street, a prominent business center in Tel-Aviv. These offices are too large for the bank's present needs, and a portion of the building has been leased out.

                                                              Square
                                                              Meters
                                                             --------
              Total space owned by the bank                     2,619
                                                             --------

              Occupied by the bank                              1,373

              Space for rent                                    1,246
                                                             --------
                                                                2,619
                                                             ========

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Policy

In the reported period, the bank continued to implement the prescribed policy (see notes 1A and 11 to the annual financial statements) whereby the bank:

o Granted loans only for settlement of debts, within the framework of the Arrangement in the agricultural sector.

o     Collected loans, intensively using means of enforcement at its disposal.

      On April 20, 1993, the bank received notice from the Bank of Israel, limiting its banking permit to the activities described above.

      In view of the above described prescribed policy, whereby the Bank refrains from extending loans, except for those stemming from its obligations under the Arrangements, and from taking deposits from the public, the Bank of Israel has exempted the bank from reporting the following:

o     Rates of Income and expense.

o     Exposure to fluctuations in interest rates.

o     Breakdown of assets and liabilities according to linkage basis.

o     Assets and liabilities according to linkage bases and repayment periods.

o     Fair value of financial instruments.

o Disclosure of the effect of the differences between the increase in the CPI according to which the financial statements are adjusted, and the increase in the CPI according to which the loans are adjusted (the CPI for the prior month).

o     Exposure to market risks and how to manage them.

      The Bank of Israel has also exempted the bank from implementing the directive in respect of the setting off of those earmarked deposits, the repayment of which to depositors is dependent upon the extent of credit collected from the public.

Liquidity and Capital Resources

On January 31, 1992, the Bank of Israel notified the bank that further to the Deposit Agreement with the Government of Israel, the Bank of Israel will make available to the bank's special credit facilities, subject to the terms set out below:

The bank will not expand the scope of deposits raised from the public, and will not renew existing deposits until determined otherwise.

The special credit facilities which the Bank of Israel will make available to the Bank will be used only for carrying out its obligations to depositors, and for financing current operating expenses (salaries, maintenance, etc.). The granting of new loans to customers of the Bank in the framework of comprehensive arrangements in the agricultural sector, will be carried out only after authorization by the responsible ministers, and in coordination with the Bank Israel.

In case of dissolution, the Bank will repay these special credit facilities after repaying deposits form the public, from banks, and the other remaining liabilities to the public, the employees of the Bank, and Government deposits.

Should the Bank not carry out the above terms, all of these special credit facilities will then be immediately repayable.

The credit facilities and interest thereon will be linked to the Israeli Consumer Price Index. As a guarantee for the complete and total repayment of the credit granted and/or to be granted by the Bank of Israel from time to time, including monetary deposits of the Bank of Israel with the Bank, as they currently exist, or may exist in the future, the Bank signed a debenture, on January 10, 1992, collateralizing its credit portfolio by a senior in priority floating charge.

Toward the end of 2000,the Bank did not have a debt balance toward the Bank of Israel. In a letter to the Bank dated December 6, 2000, the Bank of Israel gave notice that it is ceasing to extend current credit to the Bank.

In addition, the Bank of Israel eliminated the floating charge on the Bank's credit portfolio.

Since the Bank does not have any credit sources as it had in the past, in the event it will require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time and in accordance with the pace of its collections.

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2002 and the current collection anticipated in 2003 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2003, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments (primarily to the Government) and the principal of the capital notes held by the public.

Arrangements in the Agricultural Sector

Credit to the moshavim

On March 4, 1992, the Arrangements Law in the Family Agricultural Sector, 1992 was enacted. The ensuing obligating regulations were partly determined during 1994. In December 1997, the regulation for the realization of assets which are not agricultural assets was completed, including land and which deals with the modus operandi for those who are recovering. Within the framework of the regulation, the agriculture assets which are not realizable were temporarily determined. The regulations not yet amended refer to the distributions of the proceeds, realization of agricultural assets and collateral for the settlement of the debts. The proposal of the regulations to distribute the proceeds was considered by several sessions of the economic committee of the Knesset, and during the most recent session held on March 5, 2001, the members of the committee voted against the approval of the regulations according to the text submitted by the ministers.

In the absence of the above regulations, the settlement of debts in this segment can only be completed by a comprehensive creditor arrangement which is acceptable to the Moshav and all the creditors. Commencing with the end of the first half of 1997, "wraparound plans" which constitute the basis for a comprehensive arrangement were formulated. The sources for that arrangement are the members' debts and the sale of the moshav assets, mainly by extended appropriation of residential plots (in line with Resolution 737 of the Israel Land Administration) and from changes in the designation of land initiated by the moshav, according to Israel Land Administration (hereinafter "ILA") decisions.

These arrangements are supposed to make the need to sell agricultural assets superfluous, however at the beginning of 1999, the performance of Resolution 737 of the ILA was frozen, and since then the issue of the freeing of agricultural land has come up for discussion over the years in the committees and in other contexts.

On August 29 2002, the Supreme Court ruled that decisions 717,727 and 737 of the ILA are void since they do not meet the reasonability criteria. However, this determination did not receive immediate force since the decisions concern numerous transactions for which the procedure in their respect and their economic and social implications are far-reaching. Therefore, the Board of the ILA has to formulate transitional provisions that will determine which of the transactions will be carried out.

A committee of the legal advisory authority of the ILA formulated recommendations with respect to the transitional provisions for the decisions 717, 727 and 737 of the Board of the ILA, and they are due to be discussed by the Board of the ILA.

On November 17, 2002, the Government adopted the recommendation of the Milgrom Committee that was established at the time to examine the composite of the aspects involved in the change in the designation of agricultural land. In accordance with the Government's decision, it is possible to act pursuant to the committee's recommendations in connection with decisions 717 (income generating real estate) and 737 (expansion of settlements) while in respect with decision No. 727 (agricultural land for abundant construction), as long as a new policy will not be formulated, in respect to land for which the designation is different the lease agreement will be terminated and the land will be returned to the ILA in consideration of compensation, as determined in decision 343 of the ILA. The Israel Land Administration will formulate recommendations for a decision pursuant to what is stated above, and will submit these proposals for the approval of the Board of the ILA. In addition, it was determined in the decision that there is nothing in the aforesaid that impair the transitional directives that will be formulated in the meeting of the Board of the ILA.

On November 18, 2002, the Board of the ILA decided that, with respect to the transition directives a new committee will be appointed that will interview representatives of the kibbutzim, moshavim, initiators, etc. and it will recommend if they are to be ratified, or if in part of the cases new directives are to be accepted. And, indeed, a committee was set up that is headed by the attorney, Moshe Nissim, that is acting according to the aforesaid.

On February 4, 2003, the ILA Board approved decisions that replace decisions 717 and 737 and which determines new conditions in the spirit of the Milgrom report, where in connection with the expansion of settlements it was approved, among others, that:

a) the number of plots in the plan will be determined by the planning authorities, with the rule being that 11.5% of the quota of the planned plots in the settlement. In spite of this, the subcommittee of the ILA's Board is authorized to approve plans of a larger scope, pursuant to the criteria that it will determine;

b) the area of the plots in the central region of the country will be 350 square meters, in national preference settlements and on the border line, up to 500 squares meters, and in Golan Heights, confrontation line, the Negev Heights and the Arava up to one dunam.

c)    the local authority will handle the development;

d) the settlement is not allowed to collect any amount whatsoever in excess of the development costs;

e) the lease fees will be in accordance with the national preference map and individual assessments to be carried out by the Government appraiser. According to the information that we received, the implication is that in the country's center, the lease fee increased from 66% to 91%, while in the national preference regions B and A they remain unchanged (36% and 22%, respectively).

f) The construction rights increased to 160 square meters as compared with 140 square meters in the past.

g) This decision does not apply to transactions on which the transition directives will apply that will be determined by the ILA's Board, unless the settlement will request this.

There is no reference in the decision to the issue of the collection of funds for the payment of debts. Therefore, as long as the transition provisions will not be amended it will not be possible to determine the proceeds that it is possible to receive, if at all, from the real estate. This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to a certain degree to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

As of the date of these financial statements, there are approximately 71 moshavim in respect of which recovery judgments have not yet been granted, and 65 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt for which the provision for doubtful debts is made on a collective basis.

Credit to the Kibbutzim

On August 15, 1991, the Bank signed the first agreement for the settlement of the kibbutzim debts. On April 5, 1995, the Government decided to approve in principle a supplementary agreement to the kibbutzim based on the recommendations of the Suari Commission and, however, on March 20, 1996, a supplementary kibbutzim agreement was reached between the Government the two kibbutz movements, Bank Hapoalim with Bank Leumi, with the remaining banks joining on May 6, 1996.

The supplementary agreement is intended to resolve the debts of the kibbutzim, their companies and two regional organizations which, following the full implementation of the first agreement, there is still a debt which they are unable to repay according to their annual repayment power, ("the Balloon"), as well as kibbutzim regarding which the ratio of their annual repayment power to their debt exceeds 10 and they do not have an abundant amount of property. The latter will join the Balloon kibbutzim to receive incentives. An incentive is a conditional debt annulment and will be extended upon the kibbutz having fulfilled the repayment of the arrangement debts over a period of a number of years.

The origins of the supplementary agreement (including debts written off) as referred to above, are as follows:

- From the contribution made by the banks and the Government - Effected through the annulment of the debts by the banks and the Government's cash transfers at a ratio of 65% (banks) and 35% (Government) (except for the kibbutzim of peripheral rehabilitation, regarding which the annulment of the debts by the banks will be at a rate of 75% and Government participation of 25%).

- From contribution by kibbutzim entering the arrangement - Effected through a waiver of rights to alternatively designated land which the ILA is interested in the land being returned to it. The Government will provide the banks with letters of commitment stating the amounts for the repayment of the debts from the proceeds of the sale of the land. The share of each bank in the proceeds will be in proportion to their share in the total debt of the kibbutzim to the banks.

The parties agreed that if a transaction is carried out with respect to kibbutz real estate, and a first priority mortgage has been imposed over the land in the bank's favor, or that it has in respect thereto any lawful other fixed lien, of a nature and quality identical or similar to the aforementioned mortgage, there will be an increase of 20% of the bank's share in the amounts of the Government letters of liability and/or the amounts of the financial bank guarantees and the share of the other banks in the aforementioned amounts will be reduced accordingly pari pasu.

In the context of the supplementary agreement, 61 kibbutzim entered and, in addition, an arrangement was also implemented in the central organizations. In respect to the real estate kibbutzim, a survey was conducted pursuant to which the land for the ILA was earmarked. The survey was concluded, however, the alternative value of the land cannot be estimated. Therefore, a financial alternative was proposed, following which, on April 11, 1999, a supplementary agreement (amended) was reached between the Accountant General and the banks, including the Bank, which became effective pursuant to the notice of the director of the Kibbutz Arrangement Board on May 25, 1999.

This alternative relies on the separation, both time-wise and financially - between the arrangement regarding the "Balloon" and the realization of land - the financial arrangement regarding the "Balloon" will be executed immediately with the entrance of the kibbutz to the arrangement (65% by debt annulment by the banks and 35% from Government sources). The treatment of the restored land will be carried out after the financial arrangement is executed, while distributing the yields from the change in the designation between the Government and the banks, in proportion to the debt annulment.

At the stage when the kibbutz enters the arrangement, the Government and the ILA will furnish the banks with an unlimited letter of commitment which does not specify an amount, pursuant to which the ILA confirms its agreement that the land will be returned to it and undertakes to only market the land following a change in the designation against the receipt of a cash consideration. The banks will be entitled to record a caveat at the Land Registry Office with respect to the aforementioned letter of commitment.

As of the signing of the amendment to the supplementary agreement, a further 36 kibbutzim have entered into the arrangement, among them are kibbutzim of peripheral rehabilitation and kibbutzim which have been classified as real estate, and there remain 10 kibbutzim which have not yet joined.

The Supreme Court's decision from August 29, 2002, delays the settlement for the liabilities of these Kibbutzim.

The write-off in the Bank's book with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 101 million and, in exchange for the write-off of the "Balloon" by all of the banks, the kibbutzim returned approximately 9,134,000 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 1,255,000 sq. meters were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Loss recognition of doubtful debts

Provision for losses on loans to the Moshavim were recognized in prior years, in accordance with management estimates, and in concurrence with directives issued to the banks by the "Bank's Supervisor", a department of the Bank of Israel. The Bank's Supervisor has the overall information of the indebtedness to all the banks in Israel. Total provision on Moshavim loans amounted on December 31, 2002 to about 90% of the total amounts owed by the Moshavim to the bank.

Impaired loans to Kibbutzim are carried net of the aforesaid Government grants (see Category 2 above). The reported net amounts represent the expected recoverable amounts. As explained above, these amounts are to be settled by new long term loans, to be undertaken by the Kibbutzim and the Moshavim at market terms (linked to the Consumer Price Index, and bearing interest at current market rates, presently about 4%-5% p.a.). Thus, as of December 31, 2002, the total amount of loans outstanding to Kibbutzim, net of specific provisions and of Government "grants", received to that date amounted to NIS 124 million.

Deposits to finance the said restructuring of long term loans are financed by the Government of Israel.

In view of the aforesaid, loss recognition on the impaired loans is compatible with both Israel and U.S. GAAP in terms of "Constant Shekels" (Shekel amounts adjusted to changes in general price level).

Income recognition on loans

Income on non-impaired loans, or restructured loans, is recognized as accrued according to the contractual respective terms.

In accordance with the directives of the Supervisor of Banks dated July 1, 1994, the Bank may not recognize revenues from linkage differences and interest with respect to the debts of Moshavim which have not yet settled their debts. Further, in accordance with Israeli GAAP, the comparative data in the financial statements are presented in terms of adjustment to the Consumer Price Index as of balance sheet date (a technical linkage of the comparative data was made according to the annual increase in the Index).

Subsequent to the aforementioned, there is an erosion in the above mentioned debts for the Moshavim which have not yet entered into an arrangement at the rate of the increase in the annual Index. The loss resulting from this erosion is included in the loss from financing activities in the statement of operations.

Results of Operations

Major factors affecting results of operations in 2002 were:

o The non-recognition of interest income (including linkage) on portion of Moshavim debt, as explained above.

o     The high interest rate at the expense of the deferred deposits.

The bank's loss from financing activities, before provisions for doubtful debts, was NIS 63.1 million in 2002 as compared to NIS 74.4 million in 2001. Loss from financing activities, after provision for doubtful debts, was NIS 63.1 million, compared to NIS 80.8 million in 2001.

The general provision and the additional provision together represent 16.10% of the borrowers' debt, under the bank's responsibility, as of December 31, 2002.

In addition to the above provisions, the Supervisor of Banks instructed that a special provision is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

1. 0.5% of the balance of the risk assets as of June 30, 2001.

2. 1% of the balance of the specially supervised debts as of June 30, 2001.

3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

The special provision amounted to NIS 6 million and will be maintained in its nominal amount, subject to the aforesaid.

Operating and other income totaled NIS 0.6 million in 2002, as compared to NIS
0.9 million in 2001.

Operating and net loss in 2002 was NIS 71.4 million, as compared to NIS 90.3 million in 2001. Net loss per NIS 1 par value Ordinary and Preference "A" share was NIS 341.4 in 2002 (NIS 431.4 in 2001).

Shareholders' Equity

The shareholders' deficiency increased from NIS 942.5 million at the end of 2001, to a deficiency of NIS 1,014 million at the end of 2002.

On December 31, 1991, Government deposits in the amount of NIS 180 million were converted (December 31, 2002 - NIS 814.5 million) to deferred deposits, while the maturity date for a portion thereof was determined for January 1, 2000.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 24, 2003, their maturity date was deferred until October 1, 2003, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

The ratio of capital to credit risk components, computed according to the provisions of the Supervisor of Banks, is negative and, at the end of December 2002, amounted to (59.85%).

Principal Balance Sheet Items

The assets and liabilities of the bank at the end of 2002 and 2001 were as follows (in thousands of NIS):

                                                           Year ended December 31,
                                                          -------------------------
                                                             2002            2001
                                                          ----------       --------
            Total Balance Sheet                              375,938        394,726
            Credit to the Public                             283,424        329,917
            Credit loans to the Government of Israel          30,739         25,948
            Cash and Bank Deposits                            58,745         36,022
            Deposits from the Public                           1,098          1,869
            Deposits from the Government                     445,346        448,606
            Capital Notes and Deferred Deposits              935,805        878,589
            Shareholders' Equity (deficit)                (1,013,908)      (942,466)

Investee Companies

The bank's affiliated company - The Palestine Agricultural Settlement Association Ltd. (50% owned by the bank, 49.9% of voting rights) was involved, in the past, in financing activities, but in recent years has been only collecting debts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors

In the course of 2002, 8 Board meetings were held, as well as 7 meetings of various Board Committees.

Board changes in 2002 were -
Directors whose term began:

              Name                                Begining Date
              --------------------------          ------------------------------

              Fredkin Israel                      March 20, 2002
              Lamdani Ariel                       March 20, 2002
              Elmaliah Dorit                      October 8, 2002
              Yakir Rivka                         November 3, 2002

Directors whose term ceased:

              Name                                Termination Date
              --------------------------          ------------------------------

              Nave Uzi                            March 28, 2002
              Ayalon Daniel                       May 15, 2002
              Yakir Rivka                         January 8, 2003
              Freeman Menahem                     May 30, 2003

Roster of Directors, their principal occupation and other directorships held by them:

              Name                                 Principal Occupation                  Other Directorship
              --------------------------           -----------------------------         -----------------------------
              Freeman Menahem,                     Treasurer of Mavkim                   None
              Chairman of the Board                Settlement

              Kauffman Doron                       Accountant                            Institute of C.P.A in
                                                                                         Israel, Study Fund for
                                                                                         Engineer, Macabi Israel

              Haberman, Clara                      Director of the Economic              Company for the
                                                                                         Development
                                                   Survey and Consultation               of a Green Environment
                                                   Department, Ministry of
                                                   Agriculture

              Helmaliah Dorit                      General manager of                    --
                                                   business developement
                                                   center in Kiryat Shmone
                                                   and Ezba Hagalil

              Fredkin Israel                       Self employed -                       --
                                                   agriculturist

              Lamdani Ariel                        Economist, Ministry of                --
                                                   Agriculture


                                      -17

Bank's Management

Name                                        Major Responsibility
-------------------------                   ------------------------------------

Patalovsky  Lea                             Managing Director

Sitton Moshe                                Assistant Managing Director,
                                            Manager of Credit, Collection and
                                            Current Accounts

Littman Amnon                               Secretary of the Bank, Director of
                                            Human Resources, Personnel and
                                            the Computer Unit

Remuneration

Salaries, benefits and provisions of the five highest paid executives among the bank's officers (adjusted to December, 2002 CP Index - all amounts NIS in thousands).

                                               Provisions for Severance
                                                 Pay, Provident Funds,
                                                 Pensions, Continuing        Total-Salary
                                               Education Programs, Sick        and Other        Other
              Name                 Salary        Pay, Leave Pay, etc.          Benefits        Payments
----------------------------------------------------------------------------------------------------------
In 2002
-------
Patalovsky Lea                    399                      56                    455              --
Sitton Moshe                      339                      58                    397              1
Littman Amnon                     321                      66                    387              1
Levi Noah                         287                      73                    360              2
Cohen Yacov                       254                      49                    303              1

In 2001
-------
Patalovsky Lea                    424                      113                   537              --
Sitton Moshe                      350                      92                    442              2
Littman Amnon                     314                      76                    390              1
Levi Noah                         300                      77                    377              2
Cohen Yakov                       263                      69                    332              1

Personnel

At the end of 2002, 29 persons were employed by the bank (26.5 full-time positions), as compared with 29 persons (26.5 full-time positions) at the end of 2001.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A summary of the operating results with related parties:

                                                                 Year ended December 31,
                                                                ------------------------
                                                                 2002              2001
                                                                    Adjusted NIS (in
                                                                       thousands)
                                                                ------------------------
              Participation in expenses by the affiliate          132              125
              Management fees to shareholders                      10               --

ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

The bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

              Subsidiaries                                                                   December 31,
                                                                                  ---------------------------------
                                                                                       2002               2001
                                                                                  --------------     --------------
                                                                                           (NIS in thousands)
                                                                                  ---------------------------------
              (a)  Investment in shares

                   Cost of shares                                                    22,966                 22,966
                   Losses accrued since acquisition                                 (21,978)               (21,997)
                                                                                  ----------            -----------

                   Total investment in shares                                           988                    969
                                                                                  ==========            ===========

              (b)  Details of subsidiaries                                                Affiliated Company
                                                                                  ---------------------------------

                   Name of company:                                                          The Palestine
                                                                                         Agricultural Settlement
                                                                                            Association Ltd.

                   Company details:                                                      Agricultural Financial
                                                                                              Institution
                                                                                       2002               2001
                                                                                  --------------     --------------
                   Capital with rights for dividends
                      - percentage of holding                                           50.0              50.0
                   Capital with voting rights
                      - percentage of holding                                           49.9              49.9
                   Investments in shares-equity basis                                    988               969
                   Contribution to net profit (loss) on ordinary activities               19                39

(c)   Affiliated Company - The Palestine Agricultural Settlement Association
      Ltd.

            Balance Sheet                                                  December 31,
                                                                        ------------------
                                                                         2002        2001
                                                                        (NIS in thousands)
                                                                        ------------------
            Assets

            Loans out of earmarked deposits by the State of Israel       8,427      10,509

            Loans out of earmarked deposits by the Jewish Agency         6,010       6,304

            Other loans                                                  2,987       3,208

            Cash and deposits with banks                                 2,000       1,829

            Other assets                                                    33          32
                                                                        ------      ------
                                                                        19,457      21,882
                                                                        ======      ======
            Liabilities and Shareholders' Equity

            Earmarked deposits from the Government of Israel             8,691      10,816

            Earmarked deposits from the Jewish Agency                    8,676       9,015

            Other liabilities                                              114         130

            Shareholders' Equity                                         1,976       1,921
                                                                        ------      ------
                                                                        19,457      21,882
                                                                        ======      ======

      The bank's share in equity, 50% of NIS 1,976 thousand, namely in the amount of NIS 988 thousand, is shown in (a) above.

      The Jewish Agency holds the other 50% in equity, but also holds a "casting share". This share entitles the Agency to a casting vote in any general meeting and in any meeting of the board of directors.

Uncertainties

See items 5 (Operating and financial review and prospects) and 11 (Quantitative and Quantitative disclosure about market risks) for various uncertainties which may affect the bank's operations.

U.S. GAAP Reconciliation - General

See item 5 for background and various clarifications referring to matters that may appear to indicate variations between Israeli and U.S. GAAP. It emerges from the clarifications and the information submitted that there are no material variations between U.S. GAAP, and the GAAP applied in the financial statements.

No U.S. GAAP reconciliation are therefore required, except for certain disclosures and elaboration.

B.    MATERIAL CONTRACTS

On January 28, 1992, a Deposit Agreement was signed between the Bank and the Government of Israel. In accordance with this agreement, the Government agreed to convert NIS 180 million (NIS of January 1992) deposited with the Bank into three deferred deposits, deferred to December 31, 1999, as explained in Note 11.

Paragraph 4(3) to the agreement stipulates that:

"The principal of the deposits including the accrued interest and linkage differentials thereon are repayable as follows:

(1) All the amount that were scheduled to be repaid according to the original clearing schedule by December 31, 1999 are repayable on January 1, 2000; however, if it will become clear that the repayment of all such amounts on January 1, 2000 may results in the dissolution of the Bank, the Bank may request the Government of Israel to consider an agreement for changes in the repayment schedule. The Government will deliberate the request while applying pertinent considerations and subject to its policy at that time.

(2) All the amounts that according to the original clearing schedule were to be repaid after December 31, 1999 will be repaid at the original date that was determined for their repayment."

Due to the crisis in the agriculture sector and the restriction imposed on the Bank regarding its ability to exercise the pledged assets by virtue of the "Gal Law" and the "Kibbutz Arrangements", the Bank was unable to repay the deferred deposits as scheduled.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 24, 2003, their maturity date was deferred until October 1, 2003, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

In the event, the aforesaid plan will not be formulated by October 1, 2003, the Board of Directors intend to address a request to extend the maturity date.

In accordance with the Deposit Agreement, the Bank agreed not to extend credit in excess of what it is obligated pursuant to the framework of the arrangements for the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of comprehensive arrangements in the agricultural sector, these will be only upon after authorization of the accountable ministers, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Existing deposits from the public will be renewed in coordination with the Bank of Israel.

C.    EXCHANGE CONTROL

No exchange control regulations exist prohibiting foreign currency payments to overseas investors of interest or principal on investments in the bank's securities, provided that the investment (a) is transferred through an authorized dealer who confirm that the investment complies with the regulations, and (b) transfers of payments are made according to general permits issued by the Ministry of Finance.

D.    TAXATION

Tax Reform in Israel

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interst, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic capital gains tax rate applicable to corporations effective until December 31, 2002 had been 36% and the maximum tax rate for individuals had been 50%. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

In addition, if the ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Fincance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. The U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Under the United States - Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%.

E.    DIVIDEND AND PAYING AGENTS

On July 27, 1999, the Board of Directors decided, based on a legal opinion which it obtained, to terminate the payment of a dividend in respect to "A" and "C" shares. A report regarding this decision was communicated to the Accountant General and the Company's Authority.

The Bank did not record a liability with respect to the cumulative dividend since its distribution is contingent upon:

1. The existence of income (in other words, the distribution will not be in contravention of the Company's Law).

2.    As per a decision of the Board of Directors.

The cumulative dividend which was not paid with respect to the years 1999 - 2002 amounted to NIS 35,590 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amounts to NIS 35,524 thousand. In prior years, a dividend was paid as noted in Note 12 to the financial statements.

F.    STATEMENT BY EXPERTS

None.

G.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual reports.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act, and were not required to, and do not, make our Securities and Exchange Commission filings electronically, so that such filings are not available on the Securities and Exchange Commission's website. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report, containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms. 450 Fifth Street, N. W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; 233 Broadway NY10279, 175W. Jackson Boulevard suite 900, Chicago, IL60604. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D. C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 83 Hashmonaim St. Tel Aviv, Israel.

H.    SUBSIDIARY INFORMATION

      None.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

The Company is exposed to a variety of risks including changes in foreign currency exchange rates.

The Company does not use derivative instruments.

The Company created specific provisions for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to obligate additional provisions. The criteria for such provisions are as follows:

(1) In the credit portfolio for kibbutzim and their related organizations in consideration of the kibbutzim Arrangement, as signed (see Note 3F.) and the guidelines of the Supervisor of Banks.

(2) In the credit portfolio for moshavim and their related organizations - of the "Law for Arrangements in the Family Agricultural Sector 1992" and the guidelines of the Supervisor of Banks, is taken into consideration, as mentioned in Note 3E.

(3) In the credit portfolio of other customers, with reference to the financial information available to the Bank, in respect of the financial status of the receivable.

In addition to the above mentioned specific provisions, a general provision for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional provision for doubtful debts is to be recorded (in excess of the general provisions) and in addition to the former general provision is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation.

The portion of the provision in excess of 1% may be charged on account of the additional provision. As of December 31, 2002, the general and additional provisions represent 16.1% of total credit for which the Bank is responsible.

In addition to the above provisions, the Supervisor of Banks instructed that a special provision is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

1. 0.15% of the balance of the risk assets as of June 30, 2001.

2. 1% of the balance of the specially supervised debts as of June 30, 2001.

3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

As aforementioned, the Company recorded a special provision in the amount of NIS 6,000 thousands. The special provision will be maintained in its nominal amount, subject to the aforesaid.

Foreign currency exchange risk

The Company has both assets and liabilities in U.S. dollars. The maturity of the primary item is up to 1 year.

A -10% movement in the level of the exchange rate of the Israeli shekel against the U.S. dollar, with all other variables held constant, would not affect the fair value of the assets. Liabilities would be effected by about adjusted NIS
8.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following securities of the Company are traded in the United States.

Trade is effected through a United State Nominee:

250,000 - 7.5% Cumulative Redeemable Preference "C" shares linked to the dollar (Nominee: Mellon Investor Services LLC Manhattan Shareholders Service, New
York).

25,612,000 - 7.5% Registered Subordinated Capital Notes due 2003 (Nominee:
JPMorgan Chase Bank, New York).

The 8% Cumulative and Participating Preference ":A" shares and the 7.5% Cumulative Redeemable Preference "C" Shares were quoted on the Tel Aviv Stock Exchange. On April 30, 1992, the Board of directors of the Tel Aviv Stock Exchange resolved to cease trading of the securities of the bank until such time when conditions permitted continuation of trading. The securities were de-listed on January 31, 1993. Before that date, four trading days took place, from January 25 to January 28, 1993.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed under the supervision of our General Manager, Lea Patalovsky and Chief Financial Officer Yakov Cohen. our management, including Messrs. Patalovsky and Cohen, concluded that our disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in our periodic filings with the U.S. Securities and Exchange Commission. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 to F-50 incorporated herein by reference

ITEM 18. EXHIBITS

      Certification of the General Manager pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 to the Sarbanes - Oxley Act of 2002.

      Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 to the Sarbanes - Oxley Act of 2002.

ITEM 19. SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on From 20-F and has duly caused this annual report to be signed on its behalf by the undersign, thereunto duly authorized.

                                                 Israel Bank of Agriculture Ltd.


                              ----------------------------------
                                        Lea Patalovsky
                                        General Manager

Date: July 9, 2003

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Lea Patalovsky, certify that:

1. I have reviewed this annual report on Form 20-F of Israel Bank of Agriculture Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors )or persons performing the equivalent function):

      a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 9, 2003


                                             -----------------------------------
                                                     Lea Patalovsky
                                                     General Manager

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Yakov Cohen, certify that:

1. I have reviewed this annual report on Form 20-F of Israel Bank of Agriculture Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors )or persons performing the equivalent function):

      a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 9, 2003


                                             -----------------------------------
                                                       Yakov Cohen
                                                 Chief Financial Officer

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                      ADJUSTED TO THE NIS OF DECEMBER 2002

                                      INDEX

                                                                   Page
                                                              ----------------

Report of Independent Auditors                                       2

Balance Sheets                                                       6

Statements of Operations                                             8

Statements of Changes in Shareholders' Deficiency                    9

Statements of Cash Flows                                            10

Notes to the Financial Statements                                   11

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                         ISRAEL BANK OF AGRICULTURE LTD.

      We have audited the accompanying balance sheet of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2002 , and the related statement of operations, changes in equity (deficiency) and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We did not audit the financial statements of an affiliate the investment in which on the equity basis of accounting totaled NIS 988 thousand as of December 31, 2002, and the Bank's share in the net income of which totaled NIS 19 thousand, for the year ended December 31, 2002. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002, and the results of its operations, and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See Note 21).

      As explained in Note 1C, the aforementioned financial statements have been prepared on the basis of historical cost adjusted to the reflect changes in the general purchasing power of Israeli currency, in accordance with Statements of the Institute of Certified Public Accountants in Israel.

      The accompanying financial staements have been prepared assuming that the bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2), and on the basis that current cash collections of the Bank will enable it to pay operating expenses and interest (mainly to Government) and for the payment of the principal of capital notes held by the public as stated in Note 1A(2)(c). The Bank has a shareholder's deficiency amounting to NIS 1,014 million as of December 31, 2002 and the ratio of capital to credit risk components, calculated according to the provisions of the Supervisor of Banks is negative and amounts to (59.85%). Further, the maturity date of the Government deposits was postponed to April 1, 2003. The Government intends, during the period until the maturity date, to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue as a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recovereability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty.

        ROSENBLUM HOLTZMAN                           KOST FORER & GABBAY
Certified Public Accountants (Isr.)          Certified Public Accountants (Isr.)

Haifa, Israel
March 2, 2003
Except for Note 22, as to which the date is June 24, 2003.

                  [GRAPHIC] Kost Forer & Gabbay   [GRAPHIC] Phone: 972-4-8654000
[LOGO] ERNST & YOUNG        2 Pal-Yam St.                   Fax: 972-4-8654022
                            Haifa-33095, Israel

                         Report of Independent Auditors
                             To the Shareholders of

                         ISRAEL BANK OF AGRICULTURE LTD.

      We have audited the accompanying balance sheets of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2001 and 2000, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We did not audit the financial statements of an affiliate the investment in which on the equity basis of accounting totaled NIS 910 thousand and NIS 875 thousand as of December 31, 2001 and 2000, respectively, and the Bank's share in the net income of which totaled NIS 35 thousand, NIS 74 thousand and NIS 62 thousand for the years ended December 31, 2001, 2000 and 1999, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See
Note 21).

      As explained in Note 1C, the aforementioned financial statements have been prepared on the basis of historical cost adjusted to the reflect changes in the general purchasing power of Israeli currency, in accordance with Statements of the Institute of Certified Public Accountants in Israel.

        Kost Forer & Gabbay is a member practice of Ernst & Young Global

[LOGO] ERNST & YOUNG

      The accompanying financial staements have been prepared assuming that the bank will continue to operate as a going concern. As discussed in Note 1a to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1a(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1a(2)(a), and on the basis that current cash collections of the Bank will enable it to pay operating expenses and interest (mainly to government) as stated in Note 1a(2) (a). The Bank has a shareholder's deficiency amounting to NIS 885 million as of December 31, 2001 and the ratio of capital to credit risk components, computed according to the provisions of the Supervisor of Banks is negative and amounts to (61.12%). Further, the maturity date of the Government deposits was postponed to September 1, 2002. The Government intends, during the period until the maturity date, to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue as a going concern. The management's plans with respect to these issues are described in Note 1a(2). These financial statements do not include any adjustments to reflect that possible future effects on the recovereability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty.


Haifa, Israel                                        KOST FORER & GABBAY
February 24, 2002                            Certified Public Accountants (Isr.)
except for Note 23, as to which the date is July 11, 2002

        Kost Forer & Gabbay is a member practice of Ernst & Young Global

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

                                                                                               December 31,
                                                                                      -----------------------------
                                                                                         2002                2001
                                                                                      ----------          ---------
                                                                            Note               Adjusted NIS
                                                                           -------    -----------------------------
                                                                                              (In thousands)
ASSETS

    Cash on hand and deposits with banks                                     2            58,745             36,022

    Credit to the public                                                     3           283,424            329,917

    Credit to the Government of Israel                                       4            30,739             25,948

    Investments in an affiliate                                              5               988                969

    Bank building and equipment                                              6               382                335

    Other assets                                                             7             1,660              1,535

                                                                                      ----------          ---------

TOTAL ASSETS                                                                             375,938            394,726
                                                                                      ==========          =========

      ----------------------------------
      Ms. M. Friman
      Chairman of the Board

      ----------------------------------
      Mr. D. Kofman
      Director

      ----------------------------------
      Ms. L. Patalovsky
      General Manager

      --------------------------
      Date: March 2, 2003

The accompanying notes are an integral part of the financial statements.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

                                                                                                 December 31,
                                                                                         -----------------------------
                                                                      Note                   2002             2001
                                                                    --------             ------------     ------------
                                                                                                 Adjusted NIS
                                                                                         -----------------------------
                                                                                                (In thousands)
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Deposits from the public                                                8                       1,098            1,869

Government of Israel deposit                                            9                     445,346          448,606

Other liabilities                                                      10                       7,586            8,117
                                                                                         ------------     ------------

                                                                                              454,030          458,592

Deferred  deposits from the Government of Israel                       11                     814,481          758,138

Deferred capital notes :
    Held by the public                                                                         40,193           40,144
    Held by the Government                                             11                      81,131           80,307
                                                                                         ------------     ------------

                                                                                            1,389,835        1,337,181

Non-participating Preferred Shares                                                                 11               11

Shareholders' equity                                                                       (1,013,908)        (942,466)

                                                                                         ------------     ------------
Total liabilities and shareholders' equity                                                    375,938          394,726
                                                                                         ============     ============

The accompanying notes are an integral part of the financial statements.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

                                                                                    Year ended December 31,
                                                                         ---------------------------------------------
                                                              Note           2002             2001             2000
                                                             --------    ---------        ---------         ----------
                                                                                          Adjusted NIS
                                                                         ---------------------------------------------
                                                                            (In thousands, except per share amount)
Loss from financing activities
Loss from financing activities before provision for doubtful
    debts *)                                                   15          (63,057)         (74,364)           (62,241)
Increase in provision for doubtful debts                       3c               --           (6,390)                --
                                                                         ---------        ---------         ----------

Loss from financing activities after provision for doubtful
    debts                                                                  (63,057)         (80,754)           (62,241)
                                                                         ---------        ---------         ----------

Operating and other income
Operating commissions
Rental income                                                                  518              777              1,046
Other income                                                   16               89               95                126
                                                                         ---------        ---------         ----------

Total operating and other income                                               607              872              1,172
                                                                         ---------        ---------         ----------

Operating and other expenses
Salaries and related expenses                                  17            6,743            7,311              8,186
Depreciation on bank building and equipment                                     35               62                 97
Building and equipment maintenance                                             680            1,525              1,212
Other expenses (Note 21)                                       18            1,553            1,531              1,387
                                                                         ---------        ---------         ----------

Total operating and other expenses                                          (9,011)         (10,429)           (10,882)
                                                                         ---------        ---------         ----------

Operating loss                                                             (71,461)         (90,311)           (71,951)
Equity in profits of an affiliate after tax effect                              19               39                 80
                                                                         ---------        ---------         ----------

Net loss for the year                                                      (71,442)         (90,272)           (71,871)
                                                                         =========        =========         ==========

Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
    (Note 1(k)

Operating loss for the year per Ordinary Share and Preferred
    "A" share                                                              (341.40)         (431.40)          (343.40)
                                                                         =========        =========         ==========

*) Income from financing activities before provision for
    doubtful debts, interest on Government deposits
    and deferred capital notes                                               3,316            6,575              6,576

Interest on Government deposits and deferred capital notes                 (66,373)         (80,939)           (68,817)
                                                                         ---------        ---------         ----------

Loss from financing activities before expense before provision
    for doubtful debts                                                     (63,057)         (74,364)           (62,241)
                                                                         =========        =========         ==========

The accompanying notes are an integral part of these financial statements.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

                                                                 Total
                                                               outstanding
                                 Outstanding   Receipts on    share capital                       Total
                                    share       account of     and capital     Accumulated     shareholders'
                                   capital        shares         reserves        deficit        deficiency
                                  --------       --------       ---------      ----------       ----------
                                                               Adjusted NIS
                                  ------------------------------------------------------------------------
                                                              (In thousands)
Balance at January 1, 2000         881,189        314,409       1,195,598      (1,975,921)        (780,323)

Loss for the year                       --             --              --         (71,871)         (71,871)
                                  --------       --------       ---------      ----------       ----------

Balance at January 1, 2001         881,189        314,409       1,195,598      (2,047,792)        (852,194)

Loss for the year                       --             --              --         (90,272)         (90,272)
                                  --------       --------       ---------      ----------       ----------

Balance at December 31, 2001       881,189        314,409       1,195,598      (2,138,064)        (942,466)

  Loss for the year                                                               (71,442)         (71,442)
                                  --------       --------       ---------      ----------       ----------

Balance at December 31, 2002       881,189        314,409       1,195,598      (2,209,506)      (1,013,908)
                                  ========       ========       =========      ==========       ==========

The accompanying notes are an integral part of these financial statements.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

                                                            Year ended December 31,
                                                       -----------------------------------
                                                         2002          2001         2000
                                                       -------       -------       -------
                                                                  Adjusted NIS
                                                       -----------------------------------
                                                                 (In thousands)
Cash flows from operating activities:
Loss for the year                                      (71,442)      (90,272)      (71,871)

Adjustments to reconcile the cash flows used in operating activities:

Equity in the profits of an affiliate                      (19)          (39)          (80)
Depreciation on the bank's building and equipment           35            62            97
                                                       -------       -------       -------

Net cash used in operating activities                  (71,426)      (90,249)      (71,854)
                                                       -------       -------       -------

Cash flows from investing activities

Credit to the public                                    46,493        43,539        40,493
Credit to the Government of Israel                      (4,791)        6,063        (4,354)
Purchase of equipment                                      (82)          (13)          (53)
Other assets                                              (125)         (202)          911
                                                       -------       -------       -------

Net cash provided by investing activities               41,495        49,387        36,997
                                                       -------       -------       -------

Cash flows from financing activities:

Deposits from the public, net                             (771)          321          (916)
Deposits from banks, net                                    --            --       (33,390)
Deposits from the Government, net                       (3,260)          640          (379)
Other liabilities, net                                    (530)      (19,671)       19,894
Deferred Government deposits                            56,343        63,162        63,501
Deferred capital notes, net                                872         8,675        (3,096)
                                                       -------       -------       -------

Net cash provided by financing activities               52,654        53,127        45,614
                                                       -------       -------       -------


Increase in cash on hand and deposits with banks        22,723        12,265        10,757
Balance of cash on hand and deposits with banks
  at the beginning of the year                          36,022        23,757        13,000
                                                       -------       -------       -------
Balance of cash on hand and deposits with banks
  at the end of the year                                58,745        36,022        23,757
                                                       =======       =======       =======

The accompanying notes are an integral part of these financial statements.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002

                                 INDEX TO NOTES

Note                                                                      Page
----                                                                      ----
 1.      The Bank, Its Main Activities and Significant
         Accounting Policies                                              12-20

 2.      Cash on Hand and Deposits with Banks                              21

 3.      Credit to the Public (Less Provisions for Doubtful Debts)       21 - 30

 4.      Credit to the Government of Israel                                30

 5.      Investment in an Affiliate                                        31

 6.      Building and Equipment                                            32

 7.      Other Assets                                                      33

 8.      Deposits from the Public                                          33

 9.      Deposits from the Government                                      33

10.      Other Liabilities                                                 34

11.      Deferred Government Deposits and Deferred Capital Notes           35

12.      Shareholders' Deficiency                                        36-37

13.      Contingent Liabilities, Claims and Commitments                    38

14.      Related Parties                                                 39-40

15.      Loss from Financing Activities Before Provision for
         Doubtful Debts                                                    41

16.      Commissions and Other Income                                      42

17.      Salaries and Related Expenses                                     42

18.      Other Expenses                                                    42

19.      Income Taxes                                                      43

20.      Reconciliation Between Israel GAAP and U.S. GAAP                43-46

21.      Pro forma financial statements                                  47-48

22.      Subsequent events                                                 48

23.      Financial Statements in Nominal (Historical) NIS                49-51

24.      Other Information in Nominal Values                               51

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies

      A.    General

            1. The financial statements have been prepared in accordance with the directives of the Supervisor of Banks, regarding the preparation of annual financial statements by banking corporations and in accordance with accounting principles generally accepted in Israel ("Israel GAAP"). Israeli GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as applicable to the financial statements of the Company, differ in certain respects (see note 22).

                  2.(a) On January 28, 1992, a Deposit Agreement was signed
                        between the Bank and the Government of Israel. In accordance with this agreement, the Government agreed to convert NIS 180 million (NIS of January 1992) deposited with the Bank into three deferred deposits, deferred to December 31, 1999, as explained in Note 11. Paragraph 4(3) to the agreement stipulates that: "The principal of the deposits including the accrued interest and linkage differentials thereon are repayable as follows:

                        1. All the amounts that were scheduled to be repaid according to the original clearing schedule by December 31, 1999 are repayable on January 1, 2000; however if it will become clear that the repayment of all such amounts on January 1, 2000 may result in the dissolution of the Bank, the Bank may request the Government of Israel to consider an agreement for changes in the repayment schedule subject to. The Government will deliberate the request while applying pertinent considerations and subject to its policy at that time.

                        2. All the amounts that according to the original clearing schedule were to be repaid after December 31, 1999 will be repaid at the original date that was determined for their repayment;"

            Due to the crisis in the agriculture sector and the restriction imposed on the Bank regarding its ability to exercise the pledged assets by virtue of the "Gal Law" and the "Kibbutz Arrangements", the Bank was unable to repay the deferred deposits as scheduled.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

            The maturity date for the deposits has been extended several times pursuant to approvals received from the Accountant General. Under the last extension which was approved by the Accountant General on November 4, 2002, their maturity date was deferred until April 1, 2003. The approval was granted, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank. In the event and the aforesaid plan will not be formulated by that date, the Board of Directors intends to address a request to extend the maturity date until December 31, 2003.

            (b) In accordance with the Deposit Agreement, the Bank agreed not to extend credit in excess of what it is obligated pursuant to the framework of the arrangements for the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of comprehensive arrangements in the agricultural sector, these will be only upon after authorization of the accountable ministers, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Existing deposits from the public will be renewed in coordination with the Bank of Israel.

            (c) Toward the end of 2000, the Bank did not have a debt balance toward the Bank of Israel. In a letter to the Bank dated December 6, 2000, the Bank of Israel gave notice that it is ceasing to extend current credit to the Bank.

            In addition, the Bank of Israel eliminated the floating charge on the Bank's credit portfolio.

            Since the Bank does not have any credit sources as it had in the past, in the event it will require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time and in accordance with the pace of its collections.

            In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2002, and the current collection anticipated in 2003 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2003, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments (primarily to the Government) and the principal of the capital notes held by the public.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

      B.    Definitions

            In these financial statements:
            The Company/Bank          -   Israel Bank of Agriculture Ltd.
            Affiliate                     - A company in which the Company has
                                          significant influence and which is not
                                          a subsidiary, and where the Company's
                                          investment in that company is included
                                          in the financial statements according
                                          to the equity method.

            Interested parties        -   As defined in the Securities
            Related parties               Regulations (Preparation of Annual
                                          Financial Statements), 1993 of Israel.
                                          - As defined in Statement No. 29 of
                                          the Institute of Certified Public
                                          Accountants in Israel.

      C.    Principles of adjustment

            (1)   General

                  All of the financial data in these financial statements (including comparative data) are expressed in adjusted NIS of identical purchasing power. The purchasing power of the adjusted NIS reflects the average prices for December 2002 according to the Consumer Price Index ("CPI" ) published on January 15, 2003 (115.1 points based on an average of 1998 =
                  100). A summary of the financial statements in nominal (historical) Israeli shekels, which served as a basis for the Bank's adjusted statements, is presented in Note 23.

            (2)   Balance sheet

                  Monetary assets and liabilities are stated in nominal values. Non-monetary assets (investments in an affiliate, the Bank's building and equipment, share capital) have been adjusted on the basis of the changes in the CPI from the month in which the transaction occurred through the CPI for December 2002.

                  Equity in an investment in an affiliate is determined on the basis of the adjusted financial statements of that company.

                  The adjusted values of the non-monetary items do not necessarily represent their economic value, but rather the balance of their historical cost, adjusted for the effect of changes in the general purchasing power of the NIS. The terms "cost" and "equity" as used herein mean "adjusted cost" and "adjusted equity", unless expressly stated otherwise.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

            (3)   Statement of operations

                  a. Income and expenses (excluding depreciation and interest income or expenses), have been adjusted on a monthly basis for the increase in the Index, from the month of transaction up to the balance sheet month, net of the adjustments of the opening balances of monetary assets and liabilities.

                        Income and expenses in the unlinked shekel segment were adjusted according to the average balances (on a daily basis) of the previous month, instead of on the basis of the opening monthly balances. The net differences between the adjustments based on average balances and adjustments based on opening monthly balances were carried to other interest income (expense).

                  b. Depreciation has been adjusted on the same basis used for the adjustment of the related balance sheet fixed assets.

                  c. The specific provision for doubtful debts has been adjusted to the changes in the CPI from the date on which the debt has been determined as doubtful, up to the balance date. See Note 1I. concerning the general provision.

                  d. The Bank's equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate, as adjusted for the effect of inflation on this company.

      D.    Foreign Currency and Linkage

            (1) Assets and liabilities in or linked to foreign currency, are stated according to the effective representative rates of exchange as of balance sheet date as published by the Bank of Israel. Exchange rate differences arising from the adjustment of assets and liabilities in foreign currency, due to exchange rate fluctuations, are included in the statement of operations.

            (2) Monetary balances which are linked to the CPI are stated in the balance sheet on the basis of the known CPI as of balance sheet date, according to their contractual terms.

            (3) Assets and liabilities subject to optional linkage, i.e., either to the CPI or to the rate of exchange of the U.S. dollar/NIS, are stated at the higher option.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

            (4)   Data on rates of exchange and the Consumer Price Index:

                                                                December 31,                    Rate of change for the year
                                                    -------------------------------------   ------------------------------------
                                                      2002        2001          2000           2002        2001         2000
                                                    ---------   ----------   ------------   -----------  ----------   ----------
                                                                                                %            %            %
                                                                                            -----------  ----------   ----------
                          Rate of exchange of
                            the U.S. dollar          4.737        4.416         4.041          7.27        9.27        (2.70)
                          Consumer Price Index
                            (in points *) for the
                          month of
                            November                 115.4       108.20         106.7          6.65        1.40         0.095
                            December                 115.1       108.10         106.6          6.48        1.40           --

      E.    Investments in an affiliate

            The investment in an affiliate is stated by the equity method.

      F.    Bank building and equipment

            Assets acquired after April 1, 1984, are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method over the useful lives of the assets.

            Up to March 31, 1984, the assets were written down in full in the year they were acquired, in accordance with the policy then applied.

      G.    Deferred taxes

            As it is uncertain whether there will be taxable income in the future, the Bank did not record deferred assets taxes in its books.

      H.    Basis of recognition of revenues and expenses

            (1)   Revenues and expenses are recognized on an accrued basis.

            (2) The Company implemented a directive of the Bank of Israel regarding not recognizing income from interest for the debts related to the Moshav and Kibbutz sectors, for those Kibbutzim and Moshavim which have not yet joined the arrangement for settling their debts.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

      I.    Provision for doubtful debts

            The financial statements include specific provisions for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to obligate additional provisions. The criteria for such provisions are as follows:

            1. In the credit portfolio for kibbutzim and their related organizations in consideration of the kibbutzim arrangement, as signed (see Note 3F.) and the guidelines of the Supervisor of Banks.

            2. In the credit portfolio for moshavim and their related organizations - of the "Law for Arrangements in the Family Agricultural Sector 1992" and the guidelines of the Supervisor of Banks, is taken into consideration, as mentioned in Note 3E.

            3. In the credit portfolio of other customers, with reference to the financial information available to the Bank, in respect of the financial status of the receivable.

            In addition to the above mentioned specific provisions, a general provision for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional provision for doubtful debts is to be recorded (in excess of the general provisions) and in addition to the former general provision is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation.

            The portion of the provision in excess of 1% may be charged on account of the additional provision. As of December 31, 2002, the general and additional provisions represent 16.1% of total credit for which the Bank is responsible.

            In addition to the above provisions, the Supervisor of Banks instructed that a special provision is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

            1.    0.15% of the balance of the risk assets as of June 30, 2001.

            2. 1% of the balance of the specially supervised debts as of June 30, 2001.

            3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

            The special provision will be maintained in its nominal amount, subject to the aforesaid.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

      J.    Severance pay and pension and accruals for wage costs

            The liabilities for severance pay and pension are covered by appropriate accruals which are deposited with reputable pension funds and by the appropriate liabilities.

      K.    Loss per share

            Loss Per Share was computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel.

      L.    Statement of cash flows

            The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel and subject to the directives of the Supervisor of Banks.

            In the statement of cash flows, the cash flows from transactions in assets and liabilities, excluding investments in the Bank's building and equipment, are presented in their offset amounts.

            The cash item includes unrestricted cash and bank deposits held with banks and the Bank of Israel for which the original term of deposit is short-term and does not exceed three months from the date of the investment therein.

      M.    Financial instruments

            The Bank's financial instruments include mainly cash, credit and financial liabilities which include mainly deferred promissory notes and deposits by the Government and others. Most of the credit extended by the Bank is for the agricultural settlements - kibbutzim and moshavim. The Bank has recorded a provision for doubtful debts on a prudent and conservative basis. The Bank does not use derivatives.

      N.    Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

      O. Adoption of recently issued Accounting Standards and their impact on the financial statements.

            1. During October 2001, the Israel Accounting Standards Board Published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No.14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004.

                  The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard NO. 34, "Financial Reporting for Interim Periods", replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

                  Draft Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company's assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003. The Council of the Israel Accounting Standards Board deferred the coming into force of Accounting Standard No. 15 until March 3, 2003.

                  Management does not anticipate that the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 1. The Bank, Its Main Activities and Significant Accounting Policies (continued)

            2.    Discontinuation of the adjustment of financial statements:

                  As stated above, in October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 that deals with the discontinued adjustment of financial statements. In accordance with this Standard and Accounting Standard No. 17 with respect to the deferral of the implementation of Standard No. 12, financial statements will cease to be adjusted for inflation in Israel commencing January 1, 2004.

                  Until December 31, 2002, the Company will continue to prepare its adjusted financial statements in accordance with Opinion No. 36 of Institute of Certified Public Accountants in Israel. The adjusted amounts, which are included in the financial statements as of December 31, 2003, will serve as the starting point for the nominal financial reporting commencing January 1, 2004.

                  With respect to the pro forma financial statements, they will include the statements as of December 31, 2002 and 2001 as if the Standard is in force as of January 1, 2001, see Note 20.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 2. Cash on Hand and Deposits with Banks

                                                                                               December 31,
                                                                                     -------------------------------
                                                                                         2002                 2001
                                                                                     ----------           ----------
                                                                                               Adjusted NIS
                                                                                     -------------------------------
                                                                                              (In thousands)
              Cash on hand and deposits with the Bank of Israel                          22,579               35,908
              Deposits with banks *                                                      36,166                  114
                                                                                     ----------           ----------
              Total                                                                      58,745               36,022
                                                                                     ==========           ==========
              Out of this - cash and deposits for an original period of up to
              three months in the Bank of Israel and banks                               58,745               36,022
                                                                                     ==========           ==========

            * Includes a balance in the amount of NIS 35,951 in foreign currency (in U.S. Dollars).

Note 3. Credit to the Public (Less - Provision for Doubtful Debts)

      A.    Composition:

                                                                                              December 31,
                                                                                  ----------------------------------
                                                                                      2002                    2001
                                                                                  ---------                ---------
                                                                                              Adjusted NIS
                                                                                  ----------------------------------
                                                                                             (In thousands)
                    Credit *)                                                       134,319                  151,502
                    Credit from earmarked deposits **)                              121,998                  148,956
                                                                                  ---------                ---------

                    Total credit to the public for which the bank is responsible    256,317                  300,458

                    Less - general and additional provisions for doubtful debts     (25,347)                 (25,347)
                    Special provision                                                (6,000)                  (6,390)
                                                                                  ---------                ---------

                    Total                                                           224,970                  268,721
                                                                                  ---------                ---------

                    Credit from earmarked deposits, repayment of which to the
                      depositor is conditional upon the collection of the loan
                      and includes a margin                                          58,454                  61,196
                                                                                  ---------                ---------

                    Total credit to the public                                      283,424                  329,917
                                                                                  =========                =========

            The specific allowance for doubtful debts was deducted from the appropriate credit items.

            *) An amount of NIS 55,180 thousand (2001 - NIS 54,051 thousand) for which the bank is not responsible, but which is included as credit extended from the Bank's resources since the deposits are presented as deferred deposits and not as earmarked deposits.

            **) With respect to kibbutzim which have not yet arranged their credit balances (net of specific provisions) and were financed by Government deposits, part of which were included under earmarked deposits and part under deferred deposits.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

      B.    Credit to the public for which the Bank is responsible includes*)

                                                                                               December 31,
                                                                                    --------------------------------
                                                                                       2002                   2001
                                                                                    ---------              ---------
                                                                                               Adjusted NIS
                                                                                    --------------------------------
                                                                                              (In thousands)
                     1. Credit to the agricultural sector

                        (a) For which the Bank is responsible*):

                               Kibbutzim (including factories and regional and
                               national organizations)                                121,393                148,295

                               Moshavim (including factories and regional
                               and national organizations)                            134,921                152,149
                                                                                    ---------              ---------

                               Total credit to the Agricultural Sector for which
                               the Bank is responsible**)                             256,314                300,444


                        (b) Credit for which the Bank is not responsible:
                               Balance as of balance sheet date                        37,236                 37,666
                                                                                    ---------              ---------

                            Total credit to the Agricultural Sector                   293,550                338,110
                                                                                    =========              =========

            *) Credit for which the Bank is responsible excluding earmarked deposits. The repayment of these deposits is subject to collection of the respective credit.

            **) An amount of NIS 55,175 thousand (2001 - NIS 54,046 thousand) is not under the Bank's responsibility, but is included in the Bank's responsibility since the deposits are shown as deferred rather than earmarked.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

      Credit to the Agricultural Sector for which the Bank is responsible includes *.

                                                                                            December 31,
                                                                               -----------------------------------
                                                                                   2002                    2001
                                                                               -----------             -----------
                                                                                            Adjusted NIS
                                                                               -----------------------------------
                                                                                             (In thousands)
              (a) Credit to borrowers which has been rescheduled:

                  (1) Credit which was rescheduled in prior years,
                        with waiver of income - Balance as of balance sheet date     5,238                  11,671

                  (2) Credit which was rescheduled during the current
                        year without waiver of income - Balance as of balance
                        sheet date                                                   4,652                  34,876

              (b) Credit to borrowers which is to be rescheduled, as per the Bank management's decision, but has not yet been rescheduled:

                  Balance as balance sheet date                                    112,170                 122,448

              (c) Credit in temporary arrears, balance at balance sheet date         3,077                      --

              (d) Credit under special supervision:

                  Balance as of balance sheet date                                  47,558                  38,431

              (d) Credit to the agricultural sector for which the Bank is responsible *), and is not included within the framework of loans to problematic borrowers as above:

                  Balance as of  balance sheet date (income in respect of           83,619                  93,018
                    These loans included in the statement of operations -
                    NIS 4,099 thousand (2001 - NIS 4,893 thousand)
                                                                               -----------             -----------

               Total                                                               256,314                 300,444
                                                                               ===========             ===========

            *) Credit for which the Bank is responsible excluding credit extended from earmarked deposits.

                  The repayment of these deposits is subject to the collection of the respective loans.

      2.    Credit to local authorities

                                                                                           December 31,
                                                                               -------------------------------------
                                                                                   2002                    2001
                                                                               -------------           -------------
                                                                                           Adjusted NIS
                                                                               -------------------------------------
                                                                                          (In thousands)
                    Total loans **)                                                  3                       14
                                                                               =============           =============

            **) Not included within the framework of credit to problematic borrowers.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

      C.    Provisions for doubtful debts

                                                 December 31, 2002                         December 31, 2001
                                       -------------------------------------       -----------------------------------
                                                     Provision                                 Provision
                                       -------------------------------------       -----------------------------------
                                       Specific*    Additional**      Total        Specific*   Additional**     Total
                                       ---------    ------------    --------       ---------   ------------   --------
Balance at the beginning of the
   year                                 139,543        31,737        171,280        167,743       25,347       193,090

Provision during the current year            --            --             --             --        6,390         6,390
Decrease in provisions                      (25)           --            (25)            --           --            --

Amount charged to statement of
operations                                  (25)           --            (25)            --        6,390         6,390
                                       --------       -------       --------       --------       ------      --------

Write offs                              (16,774)           --        (16,774)       (18,486)          --       (18,486)

Erosion and adjustment
  of balances                            (2,095)         (390)        (2,485)        (9,714)          --        (9,714)
                                       --------       -------       --------       --------       ------      --------

Balance at the end of the year          120,649        31,347        151,996        139,543       31,737       171,280
                                       ========       =======       ========       ========       ======      ========

                                               December 31, 2000
                                       -----------------------------------
                                                    Provision
                                       -----------------------------------
                                       Specific*    Additional**    Total
                                       ---------    ------------  --------
Balance at the beginning of the
   year                                 192,553       25,347       217,900

Provision during the current year            --           --            --
Decrease in provisions                       --           --            --

Amount charged to statement of
operations                                   --           --            --
                                       --------       ------      --------

Write offs                              (25,535)          --       (25,535)

Erosion and adjustment
  of balances                               725           --           725
                                       --------       ------      --------

Balance at the end of the year          167,743       25,347       193,090
                                       ========       ======      ========

            *) Does not include a provision for interest on doubtful debts for the period after the debts had been determined as doubtful.

            **) Including an additional and general provision for doubtful debts.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

      D. Classification of credit balances * to the public under the Bank's responsibility** according to size of credit to individual borrower

                        Credit to borrowers               December 31, 2002               December 31, 2001
                     ---------------------------    -------------------------------   ---------------------------
                                                      No. of                             No. of
                                                     borrowers                         borrowers
                         From            To            ****)            Credit           ****)          Credit
                     --------------   ----------    ------------    ---------------   -------------    ----------
                                                             Adjusted NIS
                     ---------------------------------------------------------------------------------------------
                                                            (In thousands)
                                            7               17              69                17              65
                              7            18               10             126                11             149
                             18            35               19             483                22             591
                             35            70               22           1,121                16             783
                             70           140               20           2,025                27           2,637
                            140           285               25           5,255                23           4,982
                            285           530               23           8,945                25           9,103
                            530         1,060               24          17,300                32          23,876
                          1,060         1,770               20          27,724                24          34,016
                          1,770         3,500               32          78,108                32          82,878
                          3,500         7,100               13          64,677                16          79,677
                          7,100        17,700                4          31,584                 5          42,507
                         17,700        35,000                1          18,900                 1          19,194
                                                    ----------      ----------         ---------      ----------

                          Total                            230         256,317               251         300,458
                                                    ==========      ==========         =========      ==========

            *)    Net of specific provisions for doubtful debts.

            **) Credit, excluding earmarked deposits, the repayment of which is subject to the collection of the credit.

            ***) Number of borrowers, according to total credit and credit risk.

      E.    Credit to the moshavim

            On March 4, 1992, the Arrangements Law in the Family Agricultural Sector, 1992 was enacted. The ensuing obligating regulations were partly determined during 1994. In December 1997, the regulation for the realization of assets which are not agricultural assets was completed, including land and which deals with the modus operandi for those who are recovering. Within the framework of the regulation, the agriculture assets which are not realizable were temporarily determined.

            The regulations not yet amended refer to the distributions of the proceeds, realization of agricultural assets and collateral for the settlement of the debts. The proposal of the regulations to distribute the proceeds was considered by several sessions of the economic committee of the Knesset, and during the most recent session held on March 5, 2001, the members of the committee voted against the approval of the regulations according to the text submitted by the ministers.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

            In the absence of the above regulations, the settlement of debts in this segment can only be completed by a comprehensive creditor arrangement which is acceptable to the Moshav and all the creditors. Commencing with the end of the first half of 1997, "wraparound plans" which constitute the basis for a comprehensive arrangement were formulated. The sources for that arrangement are the members' debts and the sale of the moshav assets, mainly by extended appropriation of residential plots (in line with Resolution 737 of the Israel Land Administration) and from changes in the designation of land initiated by the moshav, according to Israel Land Administration (hereinafter "ILA") decisions.

            These arrangements are supposed to make the need to sell agricultural assets superfluous, however at the beginning of 1999, the performance of Resolution 737 of the ILA was frozen, and since then the issue of the freeing of agricultural land has come up for discussion over the years in the committees and in other contexts.

            On August 29 2002, the Supreme Court ruled that decisions 717,727 and 737 of the ILA are void since they do not meet the reasonability criteria. However, this determination did not receive immediate force since the decisions concern numerous transactions for which the procedure in their respect and their economic and social implications are far-reaching. Therefore, the Board of the ILA has to formulate transitional provisions that will determine which of the transactions will be carried out.

            A committee of the legal advisory authority of the ILA formulated recommendations with respect to the transitional provisions for the decisions 717, 727 and 737 of the Board of the ILA, and they are due to be discussed by the Board of the ILA.

            On November 17, 2002, the Government adopted the recommendation of the Milgrom Committee that was established at the time to examine the composite of the aspects involved in the change in the designation of agricultural land. In accordance with the Government's decision, it is possible to act pursuant to the committee's recommendations in connection with decisions 717 (income generating real estate) and 737 (expansion of settlements) while in respect with decision No. 727 (agricultural land for abundant construction), as long as a new policy will not be formulated, in respect to land for which the designation is different the lease agreement will be terminated and the land will be returned to the ILA in consideration of compensation, as determined in decision 343 of the ILA. The Israel Land Administration will formulate recommendations for a decision pursuant to what is stated above, and will submit these proposals for the approval of the Board of the ILA. In addition, it was determined in the decision that there is nothing in the aforesaid that impair the transitional directives that will be formulated in the meeting of the Board of the ILA.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

            On November 18, 2002, the Board of the ILA decided that, with respect to the transition directives a new committee will be appointed that will interview representatives of the kibbutzim, moshavim, initiators, etc. and it will recommend if they are to be ratified, or if in part of the cases new directives are to be accepted. And, indeed, a committee was set up that is headed by the attorney, Moshe Nissim, that is acting according to the aforesaid.

            On February 4, 2003, the ILA Board approved decisions that replace decisions 717 and 737 and which determines new conditions in the spirit of the Milgrom report, where in connection with the expansion of settlements it was approved, among others, that:

            a) the number of plots in the plan will be determined by the planning authorities, with the rule being that 11.5% of the quota of the planned plots in the settlement. In spite of this, the subcommittee of the ILA's Board is authorized to approve plans of a larger scope, pursuant to the criteria that it will determine;

            b) the area of the plots in the central region of the country will be 350 square meters, in national preference settlements and on the border line, up to 500 squares meters, and in Golan Heights, confrontation line, the Negev Heights and the Arava up to one dunam.

            c)    the local authority will handle the development;

            d) the settlement is not allowed to collect any amount whatsoever in excess of the development costs;

            e) the lease fees will be in accordance with the national preference map and individual assessments to be carried out by the Government appraiser. According to the information that we received, the implication is that in the country's center, the lease fee increased from 66% to 91%, while in the national preference regions B and A they remain unchanged (36% and 22%, respectively).

            f) The construction rights increased to 160 square meters as compared with 140 square meters in the past.

            g) This decision does not apply to transactions on which the transition directives will apply that will be determined by the ILA's Board, unless the settlement will request this.

            There is no reference in the decision to the issue of the collection of funds for the payment of debts. Therefore, as long as the transition provisions will not be amended it will not be possible to determine the proceeds that it is possible to receive, if at all, from the real estate. This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued)

            On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to a certain degree to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

            As of the date of these financial statements, there are approximately 71 moshavim in respect of which recovery judgments have not yet been granted, of which, 65 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

            During the reported year, the bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt for which the provision for doubtful debts is made on a collective basis.

      F.    Credit to the kibbutzim

            On August 15, 1991, the Bank signed the first agreement for the settlement of the kibbutzim debts.

            On April 5, 1995, the Government decided to approve in principle a supplementary agreement to the kibbutzim based on the recommendations of the Suari Commission and, on March 30, 1996, a supplementary kibbutzim agreement was reached between the Government, the two kibbutz movements, Bank Hapoalim and Bank Leumi, with the remaining banks joining on May 6, 1996.

            The supplementary agreement is intended to resolve the debts of the kibbutzim, their companies and two regional organizations which, following the full implementation of the first agreement, there is still a debt which they are unable to repay according to their annual repayment power, ("the Balloon"), as well as kibbutzim regarding which the ratio of their annual repayment power to their debt exceeds 10 and they do not have an abundant amount of property. The latter will join the Balloon kibbutzim to receive incentives. An incentive is a conditional debt annulment and will be extended upon the kibbutz having fulfilled the repayment of the arrangement debts over a period of a number of years.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued

            The origins of the supplementary agreement (including debts written off) as referred to above, are as follows:

                  - From the contribution made by the banks and the Government - Effected through the annulment of the debts by the banks and the Government's cash transfers at a ratio of 65% (banks) and 35% (Government) (except for the kibbutzim of peripheral and rehabilitation, regarding which the annulment of the debts by the banks will be at a rate of 75% and Government participation of 25%).

                  -     From contributions by kibbutzim entering the arrangement
                        - Effected through a waiver of rights to alternatively designated land which the ILA is interested in the land being returned to it. The Government will provide the banks with letters of commitment stating the amounts for the repayment of the debts from the proceeds of the sale of the land. The share of each bank in the proceeds will be in proportion to their share in the total debt of the kibbutzim to the banks.

            The parties agreed that if a transaction is carried out with respect to kibbutz real estate, and a first priority mortgage has been imposed over the land in the bank's favor, or that it has in respect thereto any lawful other fixed lien, of a nature and quality identical or similar to the aforementioned mortgage, there will be an increase of 20% of the bank's share in the amounts of the Government letters of liability and/or the amounts of the financial bank guarantees and the share of the other banks in the aforementioned amounts will be reduced accordingly pari pasu.

            In the context of the supplementary agreement, 61 kibbutzim entered and, in addition, an arrangement was also implemented in the central organizations. In respect to the real estate kibbutzim, a survey was conducted pursuant to which the land for the ILA was earmarked. The survey was concluded, however, the alternative value of the land cannot be estimated. Therefore, a financial alternative was proposed, following which, on April 11, 1999, a supplementary agreement (amended) was reached between the Accountant General and the banks, including the Bank, which became effective pursuant to the notice of the director of the Kibbutz Arrangement Board on May 25, 1999.

            This alternative relies on the separation, both time-wise and financially - between the arrangement regarding the "Balloon" and the realization of land - the financial arrangement regarding the "Balloon" will be executed immediately with the entrance of the kibbutz to the arrangement (65% by debt annulment by the banks and 35% from Government sources). The treatment of the restored land will be carried out after the financial arrangement is executed, while distributing the yields from the change in the designation between the Government and the banks, in proportion to the debt annulment.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 3. Credit to the Public (Less - Provision for Doubtful Debts) (continued

            At the stage when the kibbutz enters the arrangement, the Government and the ILA will furnish the banks with an unlimited letter of commitment which does not specify an amount, pursuant to which the ILA confirms its agreement that the land will be returned to it and undertakes to only market the land following a change in the designation against the receipt of a cash consideration. The banks will be entitled to record a caveat at the Land Registry Office with respect to the aforementioned letter of commitment.

            As of the signing of the amendment to the supplementary agreement, a further 36 kibbutzim have entered into the arrangement, among them are kibbutzim of peripheral and rehabilitation and 31 kibbutzim which have been classified as real estate, and there remain 10 kibbutzim which have not yet joined. The Supreme Court's decision from August 29, 2002, to stay the ILA decisions is delaying a settlement for the liabilities of these kibbutzim.

            The write-off in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 101 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 9,134,000 sq. meters of land to the Administration and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 1,255 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Note 4. Credit to the Government of Israel (including deposits)

                                                                                                December 31,
                                                                                     --------------------------------
                                                                                         2002                 2001
                                                                                     ----------             ---------
                                                                                                Adjusted NIS
                                                                                     --------------------------------
                                                                                               (In thousands)
              Credit in respect of deferred capital notes                                 1,704                 1,691
              Credit in respect of participation in write-off of Balloon and             24,777                22,058
                incentive
              Write-offs against deferred deposits                                        4,258                 2,199
                                                                                     ----------             ---------

              Total credit to the Government (including deposits)                        30,739                25,948
                                                                                     ==========             =========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 5. Investments in an Affiliate

                                                                                               December 31,
                                                                                    ---------------------------------
                                                                                       2002                   2001
                                                                                    ----------             ----------
                                                                                               Adjusted NIS
                                                                                    ---------------------------------
                                                                                              (In thousands)
             (a) Composition:
                 Cost of shares                                                         22,966                 22,966
                 Post acquisition losses                                               (21,978)               (21,997)
                                                                                    ----------             ----------
                 Total investments                                                         988                    969
                                                                                    ==========             ==========

             (b)  Details of the Company

             Name of company:                                                            The Palestine Agricultural
                                                                                         Settlement Association Ltd.
                                                                                           Agricultural financial
                                                                                                institution
                                                                                         2002               2001
                                                                                       ---------         ----------
             Equity in capital providing rights for
               dividends - percentage of holdings                                        50.0%              50.0%

             Equity in  capital providing voting rights -
               percentage of holdings                                                    49.9%              49.9%

             Investments in shares - equity basis (NIS in
               thousand)                                                                   988                969
             Contribution to net operating profit (loss)
               (NIS in thousand)                                                            19                 39

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 6. Building and Equipment

                                                       Cost                                          Depreciation
                                     -----------------------------------------  ---------------------------------------------------
                           Rate      Beginning   Additions  Disposals            Accumulated   Provision     Disposals  Accumulated
                            of          of        during     during     End of  at beginning     during       during      at end
                       depreciation    year      the year   the year      year    of year         year         year       of year
                       ------------  ---------   ---------  ---------   ------  ------------   ---------     ---------  -----------
                                      (NIS in
                            %        thousands)
                       ------------  ----------
Building                    4%          374          -          -         374        165           12            -           177

Equipment and
   Furniture              6-20%       1,417         82         28       1,471      1,291           23           28         1,286
                                      -----         --         --       -----      -----           --           --         -----
Total building and
   Equipment                          1,791         82         28       1,845      1,456           35           28         1,463
                                      =====         ==         ==       =====      =====           ==           ==         =====
                          Depreciated Balance
                       -----------------------
                        Beginning
                            of       End of
                           Year       year
                       ------------  ---------
Building                    209        197

Equipment and
   Furniture                126        185
                            ---        ---
Total building and
   Equipment                335        382
                            ===        ===

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 7. Other Assets

                                                                                               December 31,
                                                                                    ---------------------------------
                                                                                        2002                  2001
                                                                                    ----------             ----------
                                                                                               Adjusted NIS
                                                                                    ---------------------------------
                                                                                              (In thousands)
             Refund of payroll tax                                                       1,014                  1,011
             Other accounts receivable                                                     646                    524
                                                                                    ----------             ----------

                 Total other assets                                                      1,660                  1,535
                                                                                    ==========             ==========

Note 8.      Deposits from the Public

                                                                                               December 31,
                                                                                    ---------------------------------
                                                                                        2002                  2001
                                                                                    ----------             ----------
                                                                                               Adjusted NIS
                                                                                    ---------------------------------
                                                                                              (In thousands)
             Demand deposits                                                             1,053                  1,015
             Time deposits                                                                  17                     18
             Earmarked deposits                                                             28                    836
                                                                                    ----------             ----------

                                                                                         1,098                  1,869
                                                                                    ==========             ==========

             Includes deposits the repayment of which to the depositor is
                dependent on collection of the related credit with margin                   28                    836
                                                                                    ==========             ==========

Note 9. Deposits from the Government

                                                                                               December 31,
                                                                                    ---------------------------------
                                                                                        2002                  2001
                                                                                    ----------             ----------
                                                                                               Adjusted NIS
                                                                                    ---------------------------------
                                                                                              (In thousands)
              Designated and other deposits **                                         445,346                448,606
                                                                                    ==========             ==========

             ** Includes deposits for which the repayment to the depositor is
             stipulated on the collection of the credit (without any margin)            60,605                 60,388
                                                                                    ==========             ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 10. Other Liabilities

                                                                                              December 31,
                                                                                  ---------------------------------
                                                                                      2002                   2001
                                                                                  ----------             ----------
                                                                                              Adjusted NIS
                                                                                  ---------------------------------
                                                                                             (In thousands)
             Accrued severance pay (1)                                                 1,279                  1,362
             Accrued for vacation pay and sick leave (2)                               5,384                  5,498
             Other accounts payable credit balances                                      729                  1,065
                                                                                  ----------             ----------

             Total other liabilities                                                   7,572                  8,117
                                                                                  ==========             ==========

      1. The Banks' liabilities for the payment of severance or pension pay to the employees are calculated on the basis of the employees' most recent salary as of balance sheet date and pursuant to the Severance Pay Law, and are fully covered by deposits with a pension fund and a severance pay fund, as well as the balance for the liability for severance pay.

            The amounts that were accrued in the pension fund and a severance pay fund on behalf of the employees and the liability in their respect are not presented in the balance sheet since they are not under the control or the management of the Company.

      2. Employees who retire are entitled to a partial compensation in respect of unutilized sick leave. A full provision for this compensation was recorded only for those employees who have reached the age of 55. As for those employees who have not yet reached the age of 55, a partial provision has been recorded taking into consideration the uncertainty as to the scope of the entitlement to this compensation.

            The Bank's employees are entitled to special vacations upon the completion of 15 years of employment. This entitlement increases at the end of every five years until the employee has been employed for 35 years. These vacations can be utilized in addition to the annual vacation. In addition, such vacation can be redeemed or, alternatively, accrued until retirement, at the employee's discretion. The Banks' liability to cover this entitlement amounts to NIS 1,370 thousand, on an actuarial basis at an annual interest rate of 4%. As of balance sheet date, there is a provision to cover the entitlement that can be utilized at that date.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 11. Deferred Government Deposits and Deferred Capital Notes

      (a)   Secondary capital

            The Supervisor of Banks agreed to recognize the entire amount of the capital notes held by the Government (as owner of the Bank) as "Secondary Capital" for the purpose of computing the ratio of capital to risk components.

      (b)   Deferred Government deposits

                                                                                                  December 31,
                                                                                          -------------------------
                                                                      Weighted
                                                                    interest rate
                                                                    December 31,
                                                                        2002                 2002            2001
                                                                 --------------------     ---------       ---------
                                                                          %                       Adjusted NIS
                                                                 --------------------     -------------------------
                                                                                                 (In thousands)
                     In Israeli currency:
                     Not linked                                       15.1-28.5             353,828         314,808
                     Linked to the Index                                3.66                458,963         441,753
                     Linked to foreign currency                         6.22                  1,690           1,577
                                                                                          ---------       ---------

                                                                                            814,481         758,138
                                                                                          =========       =========

            *     As to the repayment date, see Note 1 A (2) a.

            In accordance with the Deposit Agreement, as described in Note 1A, the interest on each of the three deposits will be the average weighted interest rate of all the Government deposits which became deferred deposits, computed quarterly, and will be added to the principal.

            In the case of dissolution of the Bank prior to April 1, 2003, the deferred deposits will be repaid only after the Bank has repaid all its liabilities, including liabilities to the Government of Israel, except for Government deferred deposits and prior to liabilities to shareholders at the time of dissolution, in accordance with the Articles of Association of the Bank (excluding liabilities for distribution of earnings to foreign shareholders).

      (c)   Deferred capital notes

            U.S. dollar denominated capital notes, repayable on December 31, 2003, bear interest at 7.5%.

            The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes. Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government.

            The Bank, with the approval of the Treasury, may redeem the capital notes by transferring the amount with an additional redemption premium of 5%. Up to the balance sheet date, the Bank has not requested such approval, and has not redeemed any capital notes.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 12. Shareholders' Deficiency

      a)    Share capital of the Bank (in nominal values)

                                                                                               December 31,
                                                                                     -------------------------------
                                                                                         2002                 2001
                                                                                     -----------          ----------
                                                                 Authorized               Issued and Outstanding
                                                               -------------         -------------------------------
                                                                                         NIS
                                                               -----------------------------------------------------
                    Ordinary Shares of NIS 0.0001                   37,970               13,505               13,505

                    8% Cumulative and Participating
                     Preferred "A" Shares of NIS 0.001             201,530              195,768              195,768

                    7.5% Cumulative and Redeemable
                        Preferred "C" Shares of of
                        NIS 0,042, linked to the U.S. dollar
                        (see d. below)                              10,500               10,500               10,500
                                                               -----------           ----------           ----------

                                                                   250,000              219,773              219,773
                                                               ===========           ==========           ==========

      b)    Ordinary Shares

            In case of a resolution to distribute dividends on Ordinary Shares, the Preferred "A" Shares and the Preferred "C" Shares will first be entitled to their dividends (see (c) and (d) below). The Ordinary Shares will then be entitled to a dividend of 3% on outstanding capital. Thereafter, the Ordinary Shares will rank pari passu in the distribution of the balance of the earnings in respect of which it was resolved to distribute dividends, together with the Preferred "A" Shares.

      c)    8% "A" Cumulative and Participating Shares

            These shares entitle their holders to the following:

            1) The right to receive a fixed and cumulative preferred dividend for each financial year, at a rate of 8% of the outstanding, or deemed to be outstanding capital.

            2) The right to receive, out of profits to be distributed as dividends, after a dividend at the rate of 3% was distributed to the holders of Ordinary Shares, a supplemental non cumulative dividend, at the rate of 2% of outstanding, or deemed to be outstanding capital.

            3) The right to participate, pari passu with the Ordinary Shares, in the distribution of earnings resolved to be distributed as dividends after distribution of the dividend as mentioned in paragraph (2) above.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 12. Shareholders' Deficiency (continued)

            4) In the event of dissolution, the excess of assets, if any, is to be distributed equally between the shareholders, except for holders of 7.5% Preferred "C" Shares, according to the outstanding, or deemed to be outstanding capital.

      (d)   7.5% "C" Cumulative Preferred shares, linked to the U.S. dollar

            7.5% "C" Cumulative Preferred Shares, linked to the exchange rate of the U.S. dollar, redeemable, nominal value NIS 0.042 (issued at $ 1 = NIS 0.00042).

            The shares are redeemable at dates as to be elected by the Bank, with additional premium of 5.625% and an additional dividend, accrued to redemption date of 7.5% per annum. The redemption is subject to the advance consent of the Comptroller of Foreign Currency at the Ministry of Finance. The shares do not provide their holders with the rights to receive notification of general meetings of the Company, and to attend or vote at such meetings.

            The amount payable upon redemption of these shares (without premium
            - see above), at the U.S. dollar exchange rate on balance sheet date, exceeds their nominal value by approximately NIS 101 million. Such excess is not reflected in the financial statements, as the Ministry of Finance had undertaken to cover any liabilities which may accrue, or shall accrue, as a result of changes in the rate of the U.S. dollar.

      (e)   Dividend to holders of Preferred "A" and "C" Shares

                  On July 27, 1999, the Board of Directors decided, based on a legal opinion which it obtained, to terminate the payment of a dividend in respect to "A" and "C" shares. A report regarding this decision was communicated to the Accountant General and the Company's Authority.

                  The Bank did not record a liability with respect to the
            cumulative dividend since its distribution is contingent upon:

            1. The existence of income (in other words, the distribution will not be in contravention of the Company's Law).

            2. As per a decision of the Board of Directors. The cumulative dividend which was not paid with respect to the years 1999 - 2002, amounted to NIS 35,590 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amount to NIS 35,524 thousand. In prior years, a dividend was paid.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 13. Contingent Liabilities, Claims and Commitments

                                                                                               December 31,
                                                                                    -----------------------------------
                                                                                        2002                   2001
                                                                                    -------------          ------------
                                                                                               Adjusted NIS
                                                                                    -----------------------------------
                                                                                              (In thousands)
                 Off balance sheet financial instruments
                  Transactions for which the amount stated constitutes
                    a credit risk:

                  Unutilized lines of credit                                               402                 1,216

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 14. Related Parties

      (a)   Balance sheet balances:

                                                             Affiliate                                 General manager
                                               ----------------------------------------    ----------------------------------------
                                                 Balance As of        Highest balance       Balance As of           Highest balance
                                                  December 31,             during            December 31,               during
                                               -----------------     ------------------    ----------------       -----------------
                                                             Adjusted NIS                                Adjusted NIS
                                                            (In thousands)                              (In thousands)
                                               ------------------------------------------------------------------------------------
                                                 2002     2001        2002        2001      2002      2001         2002      2001
                                               -------  --------     -------    -------    ------    ------       ------    -------
The following include balances of the
  affiliate:
    Assets - credit to the public                --       --           --         51         --         --           --       --
    Liabilities - deposits from the public       12       32           22         32         34         31           35       38

      (b)   A summary of the operating results with related parties:

                                                                                               Year ended December 31,
                                                                                      ------------------------------------------
                                                                                         2002           2001           2000
                                                                                      -----------    ------------   ------------
                                                                                                    Adjusted NIS
                                                                                      ------------------------------------------
                                                                                                   (In thousands)
                   Participation in expenses by the affiliate                              132            125            129
                   Management fees to shareholders                                          10             --             16

      (c) The Bank is a Government Company as defined in the Government Companies Law - 1975.

            Balances of the Government of Israel are stated separately in the balance sheet. The Bank has dealings in the ordinary course of business, and at customary commercial terms, with entities that may be considered related parties.

            The following balance sheet items include balances of these entities:

                                                                                          December 31,
                                                                                 ------------------------------
                                                                                     2002              2001
                                                                                 -------------       ----------
                                                                                         Adjusted NIS
                                                                                 ------------------------------
                                                                                        (In thousands)
                     Assets:
                       Credit to the public                                         21,218            25,519
                     Liabilities:
                       Deposits from the public                                         --                 1

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 14. Related Parties (continued)

      (d)   Benefits to related parties:

                                                                                 Year ended December 31,
                                                     ------------------------------------------------------------------------------
                                                                     2002                                     2001
                                                     -------------------------------------    -------------------------------------
                                                          Total             Number of              Total              Number of
                                                         Benefits         beneficiaries           benefits          beneficiaries
                                                     ----------------    -----------------    ----------------     ----------------
                                                                                     Adjusted NIS
                                                     ------------------------------------------------------------------------------
                                                                                    (In thousands)
              Related party employed by the Bank            455                 1                      537                1
              Directors not employed by the Bank             29                 4                       37                5
                                                     ----------                                 ----------

                                                            484                                        574
                                                     ==========                                 ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 15. Loss from Financing Activities Before Provision for Doubtful Debts (expenses are shows in negative numbers).

                                                               Year ended December 31,
                                                        -----------------------------------
                                                         2002          2001          2000
                                                        -------       -------       -------
                                                                   Adjusted NIS
                                                                  (In thousands)
      In respect to assets
         From credit to the public                       18,406        21,429        24,155
         From credit to the Government of Israel            883           617           410
         From deposits with the Bank of Israel             (431)          914           588
         From deposits with banks                        (1,282)           --             1
         From other assets                                  (18)          (27)           19

      In respect to liabilities
         On deposits from the:                               29           (20)          (92)
          Public                                        (15,579)      (16,871)      (17,879)
          Government                                         --            --          (968)
          Bank of Israel                                     --            --           (43)
          Banks                                               6             2            (2)
         On other liabilities

      On respect to deferred deposits and capital
      notes:
         On deferred Government deposits                (56,327)      (63,216)      (63,520)
         On deferred capital notes:
          Held by the public                             (3,328)       (5,906)       (1,798)
          Held by the Government                         (6,719)      (11,817)       (3,498)

      Other
         Other financing income                           1,303           531           386
                                                        -------       -------       -------

      Total loss from financing activities before
         provision for doubtful debts                   (63,057)      (74,364)      (62,241)
                                                        =======       =======       =======

      The cases where the financing income or expenses on non-linked NIS or foreign currency balances was lower than the annual increase in the Index are included as expenses with respect to assets, or income for liabilities.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 16. Commissions and Other Income

                                                                                       Year ended December 31,
                                                                        -------------------------------------------------
                                                                           2002                2001                2000
                                                                        ---------           ---------            --------
                                                                                            Adjusted NIS
                                                                        -------------------------------------------------
                                                                                           (In thousands)
              Includes commissions in respect to:
              Bookkeeping                                                      56                  71                  85
              Collections and transfers                                        18                  18                  16
              Management fees and participation in expenses from
               affiliated company                                              10                  --                  16
              Other                                                             5                   6                   9
                                                                        ---------           ---------            --------
                                                                               89                  95                 126
                                                                        =========           =========            ========

Note 17. Salaries and Related Expenses

               Salaries                                                     5,636               5,681               6,224
               Severance pay, pension, provident fund
                contributions and sick pay                                    799               1,349               1,660
               National Insurance, employees tax and salary tax               308                 281                 302
                                                                        ---------           ---------            --------

                                                                            6,743               7,311               8,186
                                                                        =========           =========            ========

Note 18. Other Expenses

              Professional services                                           196                 294                 272
              Communications                                                  121                 120                 135
              Computer services                                                75                  83                  89
              Office expenses                                                  65                  63                  70
              Promotion and advertising                                        16                  11                  16
              Insurance                                                       215                 160                 153
              Professional training and extension courses                       4                   4                   1
              Director fees                                                    29                  37                  45
              Commissions                                                      19                  24                  21
              Trustee commissions due to shares and capital notes             294                 224                 265
              Taxes and toll fees                                              67                  71                  72
              Participation in the budget of kibbutzim management             110                 142                 144
              Participation in the budget of Moshavim management              243                 169                  --
              Others                                                           99                 129                 104
                                                                        ---------           ---------            --------
                                                                            1,553               1,531               1,387
                                                                        =========           =========            ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 19. Income Taxes

      (a) The Bank has received final tax up to and including the year ended December 31, 1998.

      (b) The Bank's tax loss carry forwards amount to NIS 1,215,417 thousand (2001 - NIS 1,071,000 thousand). A deferred tax asset in the net amount of NIS 437,550 thousand was not included in the balance sheet (2001 - NIS 385,560 thousand) since the Company does not expect that it will be able to utilize it in the foreseeable future. The adjusted amounts for buildings, for which the depreciation in their respect will not be allowed in the future, are immaterial.

Note 20. Reconciliation Between Israel GAAP and U.S. GAAP

      The financial statements of Israel Bank of Agriculture are prepared in accordance with accounting principles generally accepted in Israel ("Israel GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP") as described below:

            (a)   Effect of inflation:

            In accordance with Israeli GAAP: The financial statements of Israel Bank of Agriculture are expressed in terms of uniform monetary unit
            - the inflation adjusted Israel shekel - which is after adjustment in respect of the changes in the Consumer Price Index. (See Note 1C for principles of the adjustment).

            In accordance with US GAAP:

            The financial statements are expressed in current nominal historical monetary terms.

            Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Israel Bank of Agriculture for both Israel and US accounting purposes.

            In view of the above, no data on the effect of the differences between measurement on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

            As permitted by the United States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Adjusted to the NIS of December 2002

Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (continued)

      (b)   Depreciation method:

            In accordance with the banking regulations in Israel prior to April 1, 1984, the Bank wrote-off all of its investments in the building and equipment to the statement of operations immediately upon making the investment. The matter is contradictory to the directives of both Israeli and U.S. GAAP.

            Commencing with 1984, the Bank records its investments in assets and depreciates those investments over their useful lives.

            Since all of the equipment purchased until 1984 was, in any event, fully depreciated, the aforementioned equipment has not effect on the financial statements.

            With respect to the building in which the Bank's offices are located, the aforementioned was purchased in 1956 and, therefore, in effect it would have been substantially depreciated, if they would have depreciated it commencing at that time.

            With respect to land on which the building is located, its adjusted historical cost amounts to approximately NIS 2,368 thousand.

            The reconciliation to U.S. GAAP requires the addition of the amount to fixed assets on the one hand, and to equity on the other hand. Otherwise, there is no effect on U.S. GAAP reconciliation. The change in equity as described above does not effect loss per share.

      (c)   Accrued severance pay

                  According to U.S. GAAP, accrued severance pay is included in the balance sheet at the total liabilities amount and total amounts funded through provident funds and through insurance policies.

                  According to Israeli GAAP, the net accrued severance pay is included in the balance sheets.

                  The difference between the two methods described above is
            immaterial with respect to the financial statements of the Company.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (continued)

      (d)   Statement of cash flows

            The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel and subject to the directives of the Supervisor of Banks.

            In the statements of cash flows, the cash flows from transactions in assets and liabilities, excluding investments in the Bank's building and equipment, are presented in their offset amounts.

            The cash item includes unrestricted cash and bank deposits held with banks and the Bank of Israel for which the original term of deposit is short-term and does not exceed three months from the date of the investment therein.

            Under U.S. GAAP, Items that qualify for net reporting (because their turnover is quick, their amounts are large, and their maturities are short) are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.

            Cash flows from collection of accounts receivable (credit) is reported in cash flow from operating activities.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (continued)

            Below is a summary of the Cash Flow showing the amounts described in
            Note 1L that are presented in their presented offset amount, and herein is disclosed as gross amounts:

                                                                   Year ended December 31,
                                                            -----------------------------------
                                                              2002          2001         2000
                                                            -------       -------       -------
                                                                       Adjusted NIS
                                                            -----------------------------------
                                                                       (In thousands)
      Cash flows from operating activities:
      Loss for the year                                      71,442       (90,272)      (71,871)
      Adjustments to reconcile the cash flows used in
         operating activities:
      Equity in the profits of an affiliate                     (19)          (39)          (80)
      Depreciation on the bank's building and                    35            62            97
        equipment
                                                            -------       -------       -------
      Net cash used in operating activities                  71,426        90,249       (71,854)
                                                            -------       -------       -------

      Cash flows from investing activities
      Decrease (increase) in credit to the public              (886)       (4,479)       (6,055)
      Collection from the public                             47,379        48,018        46,548
      Decrease (increase) in credit to the
      Government of Israel                                  (15,925)       (8,867)      (19,074)
      Collection from the Government of Israel               11,134        14,930        14,720
      Purchase of equipment                                     (82)          (13)          (53)
      Other assets                                             (125)         (202)          911
                                                            -------       -------       -------
      Net cash provided by investing activities              41,495        49,387        36,997
                                                            -------       -------       -------

      Net cash provided by financing activities              52,654        53,127        45,614
                                                            -------       -------       -------

                                                            -------       -------       -------
      Increase in cash on hand and deposits with banks       22,723        12,265        10,757
      Balance of cash on hand and deposits with
      banks at the beginning of the year                     36,022        23,757        13,000
                                                            -------       -------       -------
      Balance of cash on hand and deposits with
         banks at the end of the year                        58,745        36,022        23,757
                                                            =======       =======       =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 21. Pro forma financial statements

            Below are the pro forma data of the condensed financial statements as of December 31, 2002, and the condensed statement of operations for the year ended as of that date assuming that the directives of the Standard No. 12 of the Israel Accounting Standards Board with respect to the discontinuation of the adjustment of financial statements is effective as of January 1, 2002 and not January 1, 2003, as was determined by the Standard, and the adjusted amounts which were included in the financial statements as of December 31, 2001 were used as the starting point for the preparation of the these pro forma financial statements.

            Balance sheets

                                                                   December 31,
                                                           ---------------------------
                                                              2002             2001
                                                           ----------       ----------
                                                                   Adjusted NIS
                                                           ---------------------------
                                                                  (In thousands)
      ASSETS

             Cash on hand and deposits with banks              58,745           33,825
             Credit to the public                             283,424          309,793
             Credit to the Government of Israel                30,739           24,365
             Investments in an affiliate                          988              910
             Bank building and equipment                          359              310
             Other assets                                       1,660            1,440

      TOTAL ASSETS                                            375,915          370,643
                                                           ==========       ==========
      LIABILITIES AND SHAREHOLDERS' DEFICIENCY

      Deposits from the public                                  1,098            1,755
      Government of Israel deposit                            445,346          421,242
      Other liabilities                                         7,586            7,621
                                                           ----------       ----------

                                                              454,030          430,618

      Deferred deposits from the Government of Israel         814,481          711,893

      Deferred capital notes:
             Held by the public                                40,193           37,695
             Held by the Government                            81,131           75,408
                                                           ----------       ----------

      TOTAL LIABILITIES                                     1,389,821        1,255,614

      Non-participating Preferred Shares                           11               11

      Shareholders' deficiency                             (1,013,999)        (884,982)
                                                           ----------       ----------

      TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY          375,833          370,643
                                                           ==========       ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 21. Pro forma financial statements (continued)

         Statements of operations

                                                                              Year ended December 31,
                                                                             -------------------------
                                                                                2002           2001
                                                                             ---------       ---------
                                                                                    Adjusted NIS
                                                                             -------------------------
                                                                             (In thousands, except per
                                                                                    share amount)
      Loss from financing activities

      Loss from financing activities before provision for doubtful debts      (120,297)      (80,908)
      Allowance for doubtful accounts                                               --        (6,000)
                                                                              --------       -------

      Loss from financial activities after the allowance for doubtful         (120,297)      (86,908)
      accounts

      Operating and other income                                                   600           812

      Operating and other expenses                                              (9,330)       (9,843)
                                                                              --------       -------

      Loss from operating activities                                          (129,027)      (95,939)

      Equity in earnings of an affiliate after the tax effect                       78            47
                                                                              --------       -------

      Loss for the year                                                       (128,949)      (95,892)
                                                                              ========       =======

                                                                   Total
                                                                outstanding
                                    Outstanding   Additional   share capital                       Total
                                       share        paid-in     and capital     Accumulated    shareholders'
                                      capital       capital      reserves         deficit        deficiency
                                    -----------   ----------   -------------   ------------    -------------
                                                              Adjusted NIS
                                    ------------------------------------------------------------------------
                                                             (In thousands)
      Balance at January 1, 2001      815,939       291,128      1,107,067      (1,896,157)        (789,090)

        Loss for the year                  --            --             --         (95,892)         (95,892)
                                      -------       -------      ---------      ----------       ----------

      Balance at January 1, 2002      815,939       291,128      1,107,067      (1,992,049)        (884,982)

        Loss for the year                  --            --             --        (128,949)        (128,949)
                                      -------       -------      ---------      ----------       ----------

      Balance at December 31, 2002    815,939       291,128      1,107,067      (2,120,998)      (1,013,931)
                                      =======       =======      =========      ==========       ==========

Note 22. Subsequent events

      1. On June 24, 2003, the Accountant General at the Ministry of Finance approved the defer the redemption of the deferred deposits until October 1, 2003 (see note 1A(2)).

      2. As for the distribution of the payments which the administration received from the Moshavim, regulations which settle the matter were not yet regulated and, therefore, the distribution of the amounts to the creditors was not yet effectuated.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 23. Financial Statements of the Bank in Nominal (Historical) NIS

      (a)   Balance sheets:

                                                                   December 31,
                                                           ---------------------------
                                                              2002             2001
                                                           ----------       ----------
                                                                      NIS
                                                           ---------------------------
                                                                  (In thousands)
      ASSETS

      Cash on hand and deposits with banks                     58,745           33,825
      Credit to the public                                    283,424          309,793
      Credit to the Government of Israel                       30,739           24,365
      Investment in an affiliate                                  988              910
      Bank building and equipment                                 219              155
      Other assets                                              1,660            1,440
                                                           ----------       ----------

      Total assets                                            375,775          370,488
                                                           ==========       ==========

      LIABILITIES AND SHAREHOLDERS' DEFICIENCY

      Deposits from the public                                  1,098            1,755
      Government of Israeli deposits                          445,346          421,242
      Other liabilities                                         7,586            7,621
                                                           ----------       ----------

                                                              454,030          430,618

      Deferred deposits from the Government of Israel         814,481          711,893

      Deferred capital notes:
        Held by the Public                                     40,193           37,695
        Held by the Government                                 81,131           75,408
                                                           ----------       ----------

      Total liabilities                                     1,389,835        1,255,614
      Shareholders' deficiency                             (1,014,060)        (885,126)
                                                           ----------       ----------

      Total liabilities and shareholders' deficiency          375,775          370,488
                                                           ==========       ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 23. Financial Statements of the Bank in Nominal (Historical) NIS
         (continued)

      (b)   Statements of operations

                                                                     Year ended December 31,
                                                              ------------------------------------
                                                                2002           2001          2000
                                                              --------       -------       -------
                                                                               NIS
                                                              ------------------------------------
                                                                         (In thousands)
      Loss from financing activities
      Loss from financing activities before provision         (120,296)      (80,909)      (57,648)
      for doubtful debts*
      Provision for doubtful debts                                  --        (6,000)           --
                                                              --------       -------       -------

      Loss from financing activities after provision for
      doubtful debts
                                                              (120,296)      (86,909)      (57,648)
                                                              --------       -------       -------
      Operating and other income
      Rental income                                                511           724           966
      Commissions and other income                                  89            88           119
                                                              --------       -------       -------

                                                                   600           812         1,085
                                                              --------       -------       -------

      Operating and other expenses
      Salaries and related expenses                              7,093         6,923         7,567
      Depreciation for building and equipment                       19            40            65
      Maintenance of building and equipment                        659         1,428         1,119
      Other expenses                                             1,545         1,434         1,283
                                                              --------       -------       -------

      Total operating and other expenses                        (9,316)       (9,825)      (10,034)
                                                              --------       -------       -------

                                                              --------       -------       -------
      Operating loss                                          (129,012)      (95,922)      (66,597)
      Equity in profits of an affiliate after tax effect            78            47            73
                                                              --------       -------       -------
      Loss for the year                                       (128,934)      (95,875)      (66,524)
                                                              ========       =======       =======

      Loss per NIS 1 nominal value of share capital -
         operating loss                                        (616.10)      (458.10)      (317.90)
                                                              ========       =======       =======
      * Income (loss) from financing activities before
          Provision for doubtful debts, interest on
          Government deposits and deferred capital notes        (8,578)       (4,336)        8,953
        Interest on Government deposits and deferred
             capital notes                                    (111,718)      (76,573)      (66,601)
                                                              --------       -------       -------
        Loss from financing activities before provision
             for doubtful debts                               (120,296)      (80,909)      (57,648)
                                                              ========       =======       =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2002
--------------------------------------------------------------------------------
Note 23. Financial Statements of the Bank in Nominal (Historical) NIS
         (continued)

      (c)   Statements of Changes in Shareholders' Deficiency

                                               Additional   Receipts
                                       Share     paid-in     account    Accumulated
                                      capital    capital    of shares     deficit         Total
                                     --------  ----------   ---------   -----------     ----------
                                                               NIS
                                     -------------------------------------------------------------
                                                         (In thousands)

      Balance at January 1, 2000        220        --         91,893      (814,840)     (722,727)
        Loss for the year                --        --             --       (66,524)      (66,524)
                                     ------    ------       --------    ----------    ----------
      Balance at January 1, 2001        220        --         91,893      (881,364)     (789,251)
        Loss for the year                --        --             --       (95,875)      (95,875)
                                     ------    ------       --------    ----------    ----------
      Balance at January 1, 2002        220        --         91,893      (977,239)     (885,126)
        Loss for the year                --        --             --      (128,934)     (128,934)
                                     ------    ------       --------    ----------    ----------
      Balance at December 31, 2002      220        --         91,893    (1,106,173)   (1,014,060)
                                     ======    ======       ========    ==========    ==========

Note 24. Other Information in Nominal Values

                                                                        2002          2001
                                                                       -------      -------
                                                                                NIS
                                                                       --------------------
                                                                           (In thousands)
      Ordinary shares NIS 0.0001 par value                              13,505       13,505

      8% "A" Cumulative and Participating shares                       195,768      195,768
      7.5% "C" Cumulative Preferred shares linked to the exchange
        Of the U.S. Dollar convertible to NIS 0.042 par value
        (see Note 12)                                                   10,500       10,500
                                                                       -------      -------

                                                                       219,773      219,773
                                                                       =======      =======