Form 20-F
period 2003-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2004-07-14
CIK 52723

SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

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

      Item 17 |X|               Item 18 |_|

TABLE OF CONTENTS

                                                                                           Pages
                                                                                           -----
PART I
Item 1     Identity of Directors, Senior Management and Advisors                           3
Item 2     Offer Statistics and Expected Timetable                                         3
Item 3     Key Information:                                                                3
           A. Selected Financial Data
           B. Capitalization and Indebtedness
           C. Reasons for the Offer and Use of Proceeds
           D. Risk Factors
Item 4     Information on the Company:                                                     6
           A.   History and Development of the Company
           B.   Business Overview
           C.   Property, Plants and Equipment
Item 5     Operating and Financial Review and Prospects                                    10
           A.   Business Policy
           B.   Liquidity and Capital Resources
           C.   Loss recognition of doubtful debts
           D.   Income recognition on loans
           E.   Loan restructuring gains or losses
           F.   Results of operations
           G.   Shareholders' equity
           H.   Principal Balance Sheet items
           I.   Investee companies
           J.   Critical Accounting Policies
           k.   Trend information
           L.   Off- Balance Sheet Arrangements
           M.   Aggregate Contractual Obligations
Item 6     Directors, Senior Management and Employees                                      16
           A.   Board of Directors
           B.   Bank's Management
           C.   Personnel
Item 7     Major Shareholders and Related Party Transactions                               18
Item 8     Financial Information                                                           18
Item 9     The Offer and Listing                                                           18
Item 10    Additional Information                                                          18
           A.   Share Capital
           B.   Material Contracts
           C.   Exchange Controls
           D.   Taxation
           E.   Dividend and Paying Agents
           F.   Statement by Experts
           G.   Documents on Display
           H.   Subsidiary Information
Item 11    Quantitative and Qualitative Disclosure about Market Risks                      23
Item 12    Description of Securities Other Than Equity Securities                          24

PART II
Item 13    Defaults, Dividend Arrearages and Delinquencies                                 25
Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds    25
Item 15    Controls and procedures                                                         25
Item 16    Reserved                                                                        25
Item 16A   Audit Committee Financial Expert                                                25
Item 16B   Code of ethics                                                                  25
Item 16C   Principal accountant fees and services                                          25

PART III                                                                                   25
Item 17    Financial Statements                                                            26
Item 18    Exhibits                                                                        26
Item 19    Signatures                                                                      26
           Certifications                                                                  27

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

      Not applicable

ITEM 3. KEY INFORMATION:

      A.    SELECTED FINANCIAL DATA

            Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December 1987):

                                                                 December 31,
                                             ----------------------------------------------------
                                               2003       2002       2001       2000       1999
                                             --------   --------   --------   --------   --------
            Rate of Exchange -
                   1US$ = NIS                   4.379      4.737      4.416      4.041      4.153

            Consumer Price Index (points)      432.34     440.65     413.77     408.00     408.00

            ASSETS
                                             --------   --------   --------   --------   --------

            Cash in hand and deposits with
              Banks                            38,586     57,637     35,343     23,311     12,756

            credit to the public              251,618    278,078    323,694    366,412    406,142

            credit to the Government of
              Israel *                         29,839     30,159     25,459     31,407     27,135

            Investment in affiliate             1,025        969        951        914        837

            Bank premises and equipment           343        375        329        377        421

            Other assets                        2,118      1,629      1,505      1,305      2,198
                                             --------   --------   --------   --------   --------

            Total assets                      323,529    368,847    387,281    423,726    449,489
                                             ========   ========   ========   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                             December 31,
                                                  ------------------------------------------------------------------
                                                     2003          2002          2001          2000          1999
                                                  ----------    ----------    ----------    ----------    ----------

Deposits from the public                               1,022         1,077         1,834         1,519         2,418
Deposits from banks                                       --            --            --            --        32,760
Deposits from the Government
  of Israel                                          438,291       436,946       440,144       439,516       439,888
Other liabilities                                      7,930         7,442         7,963        27,265         7,747
Deferred deposits from the
  Government of Israel *                             895,672       799,118       743,838       681,868       619,564
Deferred capital notes
  Held by the public                                      --        39,435        39,387        37,231        38,646
  Held by the Government                              75,052        79,602        78,792        72,436        74,060
Non-participating preference
  shares                                                  11            11            12            11            11
Shareholders' deficiency                          (1,094,449)     (994,784)     (924,689)     (836,120)     (765,605)
                                                  ----------    ----------    ----------    ----------    ----------

Total liabilities and shareholders' equity           323,529       368,847       387,281       423,726       449,489
                                                  ==========    ==========    ==========    ==========    ==========

LOSS FROM FINANCING ACTIVITIES

     Loss from financing activities before
         allowance for doubtful debts:
         Interest expense                           (118,202)      (82,106)      (96,012)      (86,141)      (81,504)
         Interest income                              31,143        20,238        23,051        25,074        24,829
                                                  ----------    ----------    ----------    ----------    ----------

                                                     (87,059)      (61,868)      (72,961)      (61,067)      (56,675)
       Increase in allowance for doubtful debts       (3,500)           --        (6,269)           --       (23,695)
                                                  ----------    ----------    ----------    ----------    ----------

       Loss from financing activities after
        allowance for doubtful debts                 (90,559)      (61,868)      (79,230)      (61,067)      (80,370)
                                                  ==========    ==========    ==========    ==========    ==========

Net loss for the year                                (99,665)      (70,095)      (88,569)      (70,516)      (89,323)
                                                  ==========    ==========    ==========    ==========    ==========

Net loss per ordinary share

Loss per NIS 1 nominal value
  of share capital                                   (476.20)      (334.90)      (423.20)      (337.00)      (426.80)
                                                  ==========    ==========    ==========    ==========    ==========

*     Reclassified

Share Capital

Share capital of the Bank (in nominal values)

                                                                December 31,
                                                        ------------------------
                                                           2003          2002
                                                        ----------    ----------
                                          Authorized     Issued and Outstanding
                                         ------------   ------------------------
                                                          NIS
                                         ---------------------------------------

Ordinary Shares of NIS 0.0001               37,970        13,505         13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001          201,530       195,768        195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)    10,500        10,500         10,500
                                          --------      --------       --------

                                           250,000       219,773        219,773
                                          ========      ========       ========

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

      In the mid-nineteen eighties, the agricultural sector started investing large amounts in industrial plants, in the expansion of existing plants and in better living conditions for its inhabitants.

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

      These conditions resulted in heavy losses and insolvency in the agricultural sector, affecting banks' loan collecting ability.

      Over the years of its existence, the Bank has provided traditional banking services to its agricultural customers. However, due to the financial crisis prevailing in the agricultural sector in recent years, as described in the preceding paragraphs, it was decided to considerably curtail the activities of the Bank, the said decision having been taken on December 11, 1991.

B.    BUSINESS OVERVIEW

      Background Information

      Hebrew Terms:

      "Kibbutz" - Cooperative agricultural settlement. Plural: "Kibbutzim"

      "Moshav"  - Village of family agricultural units. Plural: "Moshavim"

      "Balloon" - Any amount from the debt of Kibbutz or a Company which they are unable to repay in accordance with their repayment ability.

      "ILA"     - Israel Land Administration.

      Pursuant to an agreement between the Finance Ministry, the representatives of the Kibbutzim and the banks, the Government of Israel instituted an "Arrangement Administration" (the Administration) to solve the debt arrears of the Kibbutzim to the banks. The said Administration carried out a survey of the overall indebtedness of each Kibbutz to all the banks.

The Administration accordingly classified the amounts of loans owed by the Kibbutzim into three categories:

Category 1:

Amounts recoverable according to the assessment by the Administration of the repayment ability of each Kibbutz. These amounts are to be rescheduled into new long-term loans at market terms. The Government placed long term deposits with the banks at similar terms, to be used for the financing of the said new long-term loans to be extended by the banks to the Kibbutzim, upon restructure of the impaired loans.

Category 2:

Amounts to be borne by the Government. These amounts are paid by the Government directly to the banks, by the way of "grants" to the respective Kibbutzim, in partial settlement of the impaired loans.

Category 3:

The remainder - to be written off and borne by the banks. Allowances were recognized by the Bank in prior years for the amounts to be written off, and were carried as losses to income.

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

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2003 and the current collection anticipated in 2004 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2004, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments (primarily to the Government).

Effective May 10, 1992 trading in the Bank's "A" and "C" preferred shares, and in its deferred capital notes, was discontinued on the Tel-Aviv Stock Exchange, and on January 31, 1993 the aforementioned securities were unlisted. The discontinuance of trading, and later the unlisting were decided upon due to the difficulties encountered in trading the securities and due to the Bank's deficit.

In prior years, the Bank reduced its manpower quota in accordance with its requirements. At the present time, the number of employees currently employed by the Bank is appropriate for its needs.

Nature of trading market

(a) The following securities of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.

      Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

      Trade was affected through a United States Nominee:

      250,000 - 7.5% Cumulative Redeemable Preference "C" shares linked to the dollar (Nominee: Mellon Investor services LLC, New York).

(b) The 8% Cumulative and Participating Preference "A" shares and the 7.5% Cumulative Redeemable Preference "C" Shares were quoted on the Tel Aviv Stock Exchange.

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

(c)   Dividend to the shareholders of Preferred A and C shares:

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

Over the years, the Government has become the principal shareholder (as of December 31, 2003: Ordinary shares 100%, Preferred A shares - 99.52%, Preferred C shares - 92.46%) and, in any case, it is entitled to receive the greater part of the dividend. For several years, there is an arrangement pursuant to which the Government purchases Preferred C shares from those who are willing to sell them.

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

The accumulative dividend which was not paid in respect to the years 1999 - 2003 amounted to NIS 41,131 thousand. In addition, there is a commitment on the part of the Treasury of the State of Israel to cover the linkage differences included in the above amount which amounted to NIS 41,049 thousand.

C.    PROPERTY, PLANTS AND EQUIPMENT

      The Bank's offices are owned by it, and are located at 83 Hashmonaim Street, a prominent business center in Tel-Aviv. These offices are too large for the Bank's present needs, and a portion of the building has been leased .

                                                                          Square
                                                                          Meters
                                                                          ------

      Total space owned by the Bank                                       2,619
                                                                          =====

      Occupied by the Bank (inc. 243 sq/m of public space)                1,157

      Space for rent                                                      1,462
                                                                          -----

                                                                          2,619
                                                                          =====

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

      The Bank of Israel has also exempted the Bank from implementing the directive in respect of the setting off of those designated deposits, the repayment of which to depositors is dependent upon the extent of credit collected from the public.

Liquidity and Capital Resources

On January 31, 1992, the Bank of Israel notified the Bank that further to the Deposit Agreement with the Government of Israel, the Bank of Israel will make available to the Bank special credit facilities, subject to the terms set out below:

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

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2003 and the current collection anticipated in 2004 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2004, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments (primarily to the Government).

Arrangements in the Agricultural Sector

Credit to the Moshavim

On March 4, 1992, the Arrangements Law in the Family Agricultural Sector, 1992 was enacted. The ensuing obligating regulations were partly determined during 1994. In December 1997, the regulation for the realization of assets, which are not agricultural assets was completed, including land and which deals with the modus operandi for those who are recovering. Within the framework of the regulation, the agriculture assets, which are not realizable, were temporarily determined.

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

On August 29, 2002, the Supreme Court ruled that decisions 717,727 and 737 of the ILA are void since they do not meet the reasonability criteria. However, this determination did not receive immediate force since the decisions concern numerous transactions for which the procedure in their respect and their economic and social implications are far-reaching. Therefore, the Board of the ILA should have formulated transitional provisions that would determine which of the transactions would be carried out. Only on October 2, 2003, the Minister of Finance signed the transitional provisions which were approved by the Board of the ILA on September 2, 2003.

This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

It should be assumed that settlements complying with the transitional provisions conditions will make efforts to meet the timetable which was allotted in the provisions and thereby promote the repayment of the debts.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to a certain degree to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

As of the date of these financial statements, there are approximately 62 moshavim in respect of which recovery judgments have not yet been granted, and 71 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt for which the allowance for doubtful debts is made on a collective basis.

Credit to the Kibbutzim

On August 15, 1991, the Bank signed the first agreement for the settlement of the kibbutzim debts.

On April 5, 1995, the Government decided to approve in principle a supplementary agreement to the kibbutzim based on the recommendations of the Suari Commission and, on March 20, 1996, a supplementary kibbutzim agreement was reached between the Government, the two kibbutz movements, Bank Hapoalim and Bank Leumi, with the remaining banks joining on May 6, 1996.

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

The origins of the supplementary agreement (including debts written off) as referred to above, are as follows:

- From the contribution made by the banks and the Government - Effected through the annulment of the debts by the banks and the Government's cash transfers at a ratio of 65% (banks) and 35% (Government) (except for the peripheral kibbutzim and "incentive" kibbutzim, regarding which the annulment of the debts by the banks will be at a rate of 75% and Government participation of 25%).

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

Lately, the entrance of a Kibbutz to an arrangement is executed by individual arrangement, which is based on the principal of the supplementary agreement (amended) and adjusted to each kibbutz with considering its economic position at the time of the entrance, the financing sources it has or will have while the part of the debt which exceeds the repayment power at the time of the arrangement is recorded as a "Deferred debt" without a maturity date and will be paid off from future property transactions, if any.

As of the signing of the amendment to the supplementary agreement and until December 31, 2003, a further 40 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" kibbutzim and 34 kibbutzim which have been classified as real estate, and there remain 6 kibbutzim which have not yet joined.

The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 133 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 11,213 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 1,927 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Loss recognition of doubtful debts

Allowance for losses on loans to the Moshavim were recognized in prior years, in accordance with management estimates, and in concurrence with directives issued to the banks by the "Bank's Supervisor", a department of the Bank of Israel. The Bank's Supervisor has the overall information of the indebtedness to all the banks in Israel. Total allowance on Moshavim loans amounted on December 31, 2003 to about 90% of the total amounts owed by the Moshavim to the bank.

Impaired loans to Kibbutzim are carried net of the aforesaid Government grants (see Category 2 above). The reported net amounts represent the expected recoverable amounts. As explained above, these amounts are to be settled by new long term loans, to be undertaken by the Kibbutzim (linked to the Consumer Price Index, and bearing interest, presently about 4%-5% p.a.). Thus, as of December 31, 2003, the total amount of loans outstanding to Kibbutzim, net of specific allowances and of Government "grants", received to that date amounted to NIS 97 million.

Deposits to finance the said restructuring of long-term loans are financed by the Government of Israel.

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

Results of Operations

Major factors affecting results of operations in 2003 were:

o The non-recognition of interest income (including linkage) on portion of Moshavim debt, as explained above.

o     The high interest rate at the expense of the deferred deposits.

The Bank's loss from financing activities, before allowances for doubtful debts, was NIS 87.1 million in 2003 as compared to NIS 61.9 million in 2002. The Bank recorded allowance for doubtful debts in the amount of 3.5 million NIS on the Kibbutzim debts. Loss from financing activities, after allowance for doubtful debts, was NIS 90.6 million, compared to NIS 61.9 million in 2002.

The general allowance and the additional allowance together represent 20.42% of the borrowers' debt, under the Bank's responsibility, as of December 31, 2003.

In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

1.    0.5% of the balance of the risk assets as of June 30, 2001.

2.    1% of the balance of the specially supervised debts as of June 30, 2001.

3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

The special allowance amounted to NIS 6 million and will be maintained in its nominal amount, subject to the aforesaid.

Operating and other income totaled NIS 0.7 million in 2003, as compared to NIS
0.6 million in 2002. Operating and net loss in 2003 was NIS 99.7 million, as compared to NIS 70.1 million in 2002. Net loss per NIS 1 par value Ordinary and Preference "A" share was NIS 476.2 in 2003 (NIS 334.9 in 2002).

Shareholders' Equity

The shareholders' deficiency increased from NIS 994.8 million at the end of 2002, to a deficiency of NIS 1,094.4 million at the end of 2003.

On December 31, 1991, Government deposits in the amount of NIS 180 million were converted (December 31, 2003 - NIS 896 million) to deferred deposits, while the maturity date for a portion thereof was determined for January 1, 2000.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 21, 2004, their maturity date was deferred until October 1, 2004, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

On June 21, 2004 the Accountant General approved the extension of the maturity date to October 1, 2004.

The ratio of capital to credit risk components, computed according to the provisions of the Supervisor of Banks, is negative and, at the end of December 2003, amounted to (83.20%).

Principal Balance Sheet Items

The assets and liabilities of the Bank at the end of 2003 and 2002 were as follows (in thousands of NIS):

                                                       Year ended December 31,
                                                      -------------------------
                                                         2003           2002
                                                      ----------     ----------
Total Balance Sheet                                      323,529        368,847
Credit to the Public                                     251,618        278,078
Credit loans to the Government of Israel                  29,839         30,159
Cash and Bank Deposits                                    38,586         57,637
Deposits from the Public                                   1,022          1,077
Deposits from the Government                             438,291        436,946
Capital Notes and Deferred Deposits                      970,724        918,155
Shareholders' Equity (deficit)                        (1,094,449)      (994,784)

Investee Companies

The Bank's affiliated company - The Palestine Agricultural Settlement Association Ltd. (50% owned by the Bank, 49.9% of voting rights) was involved, in the past, in financing activities, but in recent years has been only collecting debts.

Critical Accounting policies

Critical Accounting Policies refers to the allowance for doubtful debts

The Bank bases its judgment on the above allowance on its experience and various assumptions that it believes to be reasonable under the circumstances. Material changes in the arrangements if any, are likely to obligate additional allowances. Please refer to Note 1I to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2003 for more details.

Trend Information

Not Applicable

Off- Balance Sheet Arrangements

Please see Note 13 to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2003 for more details.

Aggregate Contractual Obligations

Please see Item 4 and Item 5 in this Annual Report on Form 20-F for more details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors

In the course of 2003, 3 Board meetings were held, as well as 4 meetings of various Board Committees.

Board changes in 2003 and as of June 2004 were - Directors whose term began:

Name                              Begining Date
------------------------------    ----------------------------------

Grinfeld Elisha                   February 18, 2004
Dadon-Israeli-Bar                 February 3, 2004
Kulas Eliezer                     May 30, 2004
Medleg Gamal                      May 30, 2004

Directors whose term ceased:

Name                              Termination Date
------------------------------    ----------------------------------

Freeman Menahem                   May 30, 2003
Kauffman Doron                    November 22, 2003
Haberman Clara                    September 4, 2003

Roster of Directors, their principal occupation and other directorships held by them:

Name                             Principal Occupation                  Other Directorship
------------------------------   --------------------------------      ---------------------------------

Helmaliah Dorit                  General manager of business           --
                                 development center in Kiryat
                                 Shmone and Ezba Hagalil

Grinfeld Elisha                  Attorney                              The company for the
                                                                       reconstruction & Development
                                                                       of the Jewish Quarter.

Dadon-Israeli-Bar                Education Program Manager in          --
                                 Microsoft

Lamdani Ariel                    Economist, Ministry of                --
                                 Agriculture

Fredkin Israel                   Self employed - agriculturist         --

Kulas Eliezer                    Attorney                              --

Medleg Gamal                     Economical Planner                    --

Bank's Management

Name                             Major Responsibility
------------------------------   ------------------------------------

Patalovsky Lea                   General Manager

Sitton Moshe                     Assistant General Manager,
                                 Manager of Credit, Collection and
                                 Current Accounts

Littman Amnon (*)                Secretary of the Bank, Director of
                                 Human Resources, Personnel and
                                 the Computer Unit

Cohen Yacov                      Secretary of the Bank, Director of
                                 Human Resources and Personnel.

(*)   Retired in March 2004.

Remuneration

Salaries, benefits and provisions of the five highest paid executives among the Bank's officers (adjusted to December, 2003 CP Index - all amounts NIS in thousands).

                             Provisions for Severance
                               Pay, Provident Funds,
                               Pensions, Continuing     Total-Salary
                             Education Programs, Sick     and Other      Other
    Name           Salary      Pay, Leave Pay, etc.       Benefits      Payments
--------------------------------------------------------------------------------

In 2003
Patalovsky Lea       381              105                   486           --
Sitton Moshe         328               96                   424            1
Littman Amnon        315               84                   399            1
Levi Noah            284               82                   366            1
Cohen Yacov          243               65                   308            1

In 2002
Patalovsky Lea       391               55                   446           --
Sitton Moshe         333               57                   390            1
Littman Amnon        315               65                   380            1
Levi Noah            282               72                   354            2
Cohen Yakov          249               48                   297            1

Personnel

At the end of 2003, 28 persons were employed by the Bank (25.75 full-time positions), as compared with 29 persons (26.5 full-time positions) at the end of 2002.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A summary of the operating results with related parties:

                                                         Year ended December 31,
                                                         -----------------------
                                                          2003            2002
                                                            Adjusted NIS (in
                                                               thousands)
                                                         -----------------------

Participation in expenses by the affiliate                 95              130
Management fees to shareholders                            --               10

ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

      Subsidiaries

                                                                            December 31,
                                                                    ---------------------------
                                                                        2003           2002
                                                                    ------------   ------------
                                                                         (NIS in thousands)
                                                                    ---------------------------
      (a)  Investment in shares

           Cost of shares                                               22,533         22,533
           Post acquisition losses                                     (21,508)       (21,564)
                                                                      --------       --------

           Total investment                                              1,025            969
                                                                      ========       ========

      (b)  Details of subsidiaries                                      Affiliated Company
                                                                    ---------------------------

                                                                    The Palestine Agricultural
          Name of company:                                          Settlement Association Ltd.

          Company details:                                             Agricultural Financial
                                                                            Institution
                                                                        2003           2002
                                                                    ------------   ------------
          Capital with rights for dividends
             - percentage of holding                                      50.0           50.0
          Capital with voting rights
             - percentage of holding                                      49.9           49.9
          Investments in shares-equity basis                             1,025            969
          Contribution to net profit (loss) on ordinary activities          56             19

(c)   Affiliated Company - The Palestine Agricultural Settlement Association
      Ltd.

      Balance Sheet                                                  December 31,
                                                                 --------------------
                                                                   2003        2002
                                                                  (NIS in thousands)
                                                                 --------------------
      Assets

      Loans out of designated deposits by the State of Israel       6,518       8,267

      Loans out of designated deposits by the Jewish Agency         3,991       5,896

      Other loans                                                   2,715       2,930

      Cash and deposits with banks                                  2,198       1,962

      Other assets                                                     18          32
                                                                 --------    --------

                                                                   15,440      19,087
                                                                 ========    ========

      Liabilities and Shareholders' Equity

      Designated deposits from the Government of Israel             6,692       8,526

      Designated deposits from the Jewish Agency                    6,574       8,511

      Other liabilities                                               124         112

      Shareholders' Equity                                          2,050       1,938
                                                                 --------    --------

                                                                   15,440      19,087
                                                                 ========    ========

      The Bank's share in equity, 50% of NIS 2,050 thousand, namely in the amount of NIS 1,025 thousand, is shown in (a) above.

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

No U.S. GAAP reconciliation is therefore required, except for certain disclosures and elaboration.

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

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 21, 2004, their maturity date was deferred until October 1, 2004, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

There is an agreement between the State of Israel and the Bank that until the termination of the arrangements between the Bank and the Bank of Israel and the State of Israel, the Government of Israel deposits which were granted to the Bank in the first agreement for the settlement of the Kibbutzim debts will be deferred.

The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes.

Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 21, 2004 the Accountant General approved the extension of the maturity date to October 1, 2004.

The 7.5% Cumulative Redeemable Preference "C" shares of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares. Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

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

D.    TAXATION

Tax Reform in Israel

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

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

In addition, if the ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Finance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

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

The cumulative dividend which was not paid with respect to the years 1999 - 2003 amounts to NIS 41,131 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amounts to NIS 41,049 thousand. In prior years, a dividend was paid as noted in Note 12 to the financial statements.

F.    STATEMENT BY EXPERTS

None.

G.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual reports.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report, containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms. 450 Fifth Street, N. W., Washington, D.C. 20549;. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D. C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

The documents concerning our Bank which are referred to in this annual report may also be inspected at our offices located at 83 Hashmonaim St. Tel Aviv, Israel.

H.    SUBSIDIARY INFORMATION

      None.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

The Bank is exposed to a variety of risks including changes in foreign currency exchange rates.

The Bank does not use derivative instruments.

The Bank created specific allowances for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to obligate additional allowances. The criteria for such allowances are as follows:

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

In addition to the above mentioned specific allowances, a general allowance for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional allowance for doubtful debts is to be recorded (in excess of the general allowances) and in addition to the former general allowance is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation.

The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2003, the general and additional allowances represent 20.42% of total credit for which the Bank is responsible.

In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

1.    0.15% of the balance of the risk assets as of June 30, 2001.

2.    1% of the balance of the specially supervised debts as of June 30, 2001.

3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

As aforementioned, the Bank recorded a special allowance in the amount of NIS 6,000 thousands. The special allowance will be maintained in its nominal amount, subject to the aforesaid.

Foreign currency exchange risk

The Bank has both assets and liabilities in U.S. dollars. The maturity of the primary item is up to 1 year.

A -10% movement in the level of the exchange rate of the Israeli shekel against the U.S. dollar, with all other variables held constant, would not affect the fair value of the assets. Liabilities would be effected by about adjusted NIS
7.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

(a) The following securities of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares. Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

      Trade was affected through a United State Nominee:

      250,000 - 7.5% Cumulative Redeemable Preference "C" shares linked to the dollar (Nominee: Mellon Investor Services LLC Manhattan Shareholders Service, New York).

(b) The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes.

      Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 21, 2004 the Accountant General approved the extension of the maturity date to October 1, 2004.

(c) The 8% Cumulative and Participating Preference "A" shares and the 7.5% Cumulative Redeemable Preference "C" Shares were quoted on the Tel Aviv Stock Exchange.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None

ITEM 15. CONTROLS AND PROCEDURES

      (A) Disclosure controls and procedures. The Bank's General Manager and Chief financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the General Manager and Chief financial Officer concluded that the Bank has in place appropriate controls and procedures designed to ensure that information required to be disclosed by the Bank in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

      (B) Internal controls. Since the date of the evaluation described above, there have not been any changes in the Bank's internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Supervisor of Banks intends to adopt the directives of the Audit Committee Financial Expert of Israel Securities Authority, which presently do not apply to Banks. The Bank intends to adopt the above directives when they become applicable to banks.

ITEM 16B. CODE OF ETHICS

      The Israel Securities Authority executed a draft directive regarding a Code of Ethics. The draft has been sent to the Finance Committee of the Knesset but has yet to be discussed. The Bank of Israel also intends to adopt the above draft directives which will take effect as of September 30 ,2004 if approved by the Knesset. The Bank is in a process of instituting a Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      On August 14, 2002 the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2002 in an amount not to exceed NIS 165,000 (plus VAT).

      On August 20, 2003, the Companies Authority approved the above amount for the year 2002.

      On February 25, 2003, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2003 in an amount not to exceed NIS 165,000 (plus VAT).

      After finishing all the audit work for the year 2003, a final approval will be given by the Companies Authority.

      There were no other services provided.

      The fees for professional services for the 2 years ended December 31, 2003 were as follows (in 2003 the professional services rendered by Rosenblum - Holtzman and in 2002 Rosenblum - Holtzman served as independent auditors jointly with Kost Forer & Gabbay a member practice of Ernst & Young Global):

                ===========================================
                                        2003         2002
                                        NIS          NIS
                -------------------------------------------
                Audit fees             165,000      165,000
                ===========================================

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 to F-46 incorporated herein by reference

ITEM 18. EXHIBITS

      12.1 Certification of the General Manager pursuant to Section 302, of the Sarbanes - Oxley Act of 2002.

      12.2 Certification of the Chief Financial Officer pursuant to Section 302, of the Sarbanes - Oxley Act of 2002.

      13.1 Certification of the General Manager and the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 to the Sarbanes - Oxley Act of 2002.

ITEM 19. SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Bank certifies that it meets all of the requirements for filing on From 20-F and has duly caused this annual report to be signed on its behalf by the undersign, thereunto duly authorized.

                                                 Israel Bank of Agriculture Ltd.

                                         /s/ Lea Patalovsky
                                   --------------------------------
                                           Lea Patalovsky
                                           General Manager

Date: July 8, 2004

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                        ADJUSTED TO NIS OF DECEMBER 2003

                                      INDEX

                                                                          Page
                                                                        --------

Report of Independent Auditors                                             2

Balance Sheets                                                             8

Statements of Operations                                                   10

Statements of Changes in Shareholders' Deficiency                          11

Statements of Cash Flows                                                   12

Notes to the Financial Statements                                          13

                       [LETTERHEAD OF ROSENBLUM-HOLTZMAN]

                         Report of Independent Auditors
                               To the Shareholders

                                       of

                         ISRAEL BANK OF AGRICULTURE LTD.

      We have audited the accompanying balance sheet of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2003, and the related statement of operations, changes in equity (deficiency) and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We did not audit the financial statements of an affiliate the investment in which on the equity basis of accounting totaled NIS 1,025 thousand as of December 31, 2003, and the Bank's share in the net income of which totaled NIS 56 thousand, for the year ended December 31, 2003. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2003 and the results of its operations, and its cash flows for the year ended December 31, 2003, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See Note 20).

      As explained in Note 1C, the aforementioned financial statements have been prepared on the basis of historical cost adjusted to the reflect changes in the general purchasing power of Israeli currency, in accordance with Statements of the Institute of Certified Public Accountants in Israel.

      The accompanying financial staements have been prepared assuming that the bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2) and the maturity date of the principal of the capital notes held by the government as stated in Note 11, and on the basis that current cash collections of the Bank will enable it to pay operating expenses and interest (mainly to the Government) as stated in Note 1A(2) (c). The Bank has a shareholder's deficiency amounting to NIS 1,094 million as of December 31, 2003 and the ratio of capital to credit risk components, calculated according to the provisions of the Supervisor of Banks is negative and amounts to (83.20%). Further, the maturity date of the Government deposits and the principal of the capital notes held by the government was postponed to April 1, 2004. The Government intends, during the period until the maturity date of the Government deposits , to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue as a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty.

                                                     Rosenblum-Holtzman
                                             Certified Public Accountants (Isr.)

Tel Aviv, Israel
February 29 ,2004
Except for Note 22, as to which the date is June 21, 2004.

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

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

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

                          [LETTERHEAD OF ERNST & YOUNG]

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

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

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

                          [LETTERHEAD OF ERNST & YOUNG]

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

Haifa, Israel                                                         KOST FORER & GABBAY
February 24, 2002                                             Certified Public Accountants (Isr.)
except for Note 23, as to which the date is July 11, 2002

        Kost Forer & Gabbay is a member practice of Ernst & Young Global

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

                                                               December 31
                                                         -----------------------
                                                           2003          2002
                                                Note        Thousands of NIS
                                               ------    -----------------------

ASSETS

    Cash on hand and deposits with banks          2        38,586         57,637

    Credit to the public                          3       251,618        278,078

    Credit to the Government of Israel            4        29,839         30,159

    Investment in affiliate                       5         1,025            969

    Bank building and equipment                   6           343            375

    Other assets                                  7         2,118          1,629
                                                         --------       --------

TOTAL ASSETS                                              323,529        368,847
                                                         ========       ========

 /s/ Mr. E. Grinfeld           /s/ Mr. A. Lamdani         /s/ Ms. L. Patalovsky
---------------------       -----------------------     ------------------------
   Mr. E. Grinfeld               Mr. A. Lamdani             Ms. L. Patalovsky
      Director                      Director                 General Manager

Date of approval of the financial statements: February 29, 2004

    The accompanying notes are an integral part of the financial statements.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

                                                                    December 31
                                                            --------------------------
                                                               2003             2002
                                                    Note         Thousands of NIS
                                                   ------   --------------------------
LIABILITIES AND SHAREHOLDERS'
 DEFICIENCY

Deposits from the public                              8          1,022           1,077
Government of Israel deposit                          9        438,291         436,946
Other liabilities                                    10          7,930           7,442
                                                            ----------      ----------
                                                               447,243         445,465

Deferred deposits from the Government of Israel      11        895,672         799,118

Deferred capital notes:
    Held by the public                                              --          39,435
    Held by the Government                           11         75,052          79,602
                                                            ----------      ----------

Total liabilities                                            1,417,967       1,363,620

Non-participating Preferred Shares                                  11              11

Shareholders' deficiency                                    (1,094,449)       (994,784)
                                                            ----------      ----------

Total liabilities and shareholders' equity                     323,529         368,847
                                                            ==========      ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

                                                                                               December 31
                                                                                    ----------------------------------
                                                                                      2003         2002         2001
                                                                         Note              In thousands of NIS
                                                                        ------      ----------------------------------
Loss from financing activities
Loss from financing activities before allowance for
  doubtful debts (*)                                                      15         (87,059)     (61,868)     (72,961)
Increase in allowance for doubtful debts                                  3c          (3,500)          --       (6,269)
                                                                                    --------     --------     --------
Loss from financing activities after allowance for doubtful debts                    (90,559)     (61,868)     (79,230)
                                                                                    --------     --------     --------

Operating and other income
Rental income                                                                            534          508          762
Other income                                                              16             117           87           93
                                                                                    --------     --------     --------
Total operating and other income                                                         651          595          855
                                                                                    --------     --------     --------

Operating and other expenses
Salaries and related expenses                                             17           7,058        6,616        7,173
Depreciation on bank building and equipment                                               43           34           61
Building and equipment maintenance                                                     1,103          667        1,496
Other expenses (Note 21)                                                  18           1,609        1,524        1,502
                                                                                    --------     --------     --------
Total operating and other expenses                                                    (9,813)      (8,841)     (10,232)
                                                                                    --------     --------     --------

Operating loss                                                                       (99,721)     (70,114)     (88,607)
Equity in profits of an affiliate                                                         56           19           38
                                                                                    --------     --------     --------

Net loss for the year                                                                (99,665)     (70,095)     (88,569)
                                                                                    ========     ========     ========

Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
   (Note 1(k)

Operating loss for the year per Ordinary Share and
  Preferred "A" share                                                                (476.20)     (334.90)     (423.20)
                                                                                    --------     --------     --------

Income from financing activities before allowance for doubtful
  debts, interest on Government deposits                                              10,461        3,253        6,451

Interest on Government deposits and deferred capital notes                           (97,520)     (65,121)     (79,412)
                                                                                    --------     --------     --------
(*) Loss from financing activities before expense before
allowance for doubtful debts                                                         (87,059)     (61,868)     (72,961)
                                                                                    ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

                                                                 Total
                                                               outstanding
                                 Outstanding    Receipts on   share capital      Total
                                    share       account of     and capital    Accumulated    shareholders'
                                   capital        shares        reserves        deficit       deficiency
                                                              Adjusted NIS
                                                             (In thousands)
                                 ------------------------------------------------------------------------

Balance at January 1, 2001          864,568        308,479      1,173,047     (2,009,167)       (836,120)

Loss for the year                        --             --             --        (88,569)        (88,569)
                                 ----------     ----------     ----------     ----------      ----------

Balance at January 1, 2002          864,568        308,479      1,173,047     (2,097,736)       (924,689)

Loss for the year                        --             --             --        (70,095)        (70,095)
                                 ----------     ----------     ----------     ----------      ----------

Balance at January 1, 2003          864,568        308,479      1,173,047     (2,167,831)       (994,784)

  Loss for the year                      --             --             --        (99,665)        (99,665)
                                 ----------     ----------     ----------     ----------      ----------

Balance at December 31, 2003        864,568        308,479      1,173,047     (2,267,496)     (1,094,449)
                                 ==========     ==========     ==========     ==========      ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

                                                                                    December 31
                                                                         ----------------------------------
                                                                           2003         2002         2001
                                                                                In thousands of NIS
                                                                         ----------------------------------
Cash flows from operating activities:
Loss for the year                                                         (99,665)     (70,095)     (88,569)

Adjustments to reconcile the cash flows used in operating activities:
 Equity in the profits of an affiliate                                        (56)         (19)         (36)
 Depreciation on the bank's building and equipment                             43           34           61
                                                                         --------     --------     --------
Net cash used in operating activities                                     (99,678)     (70,080)     (88,544)
                                                                         --------     --------     --------

Cash flows from investing activities
Credit to the public                                                       26,460       45,616       42,718
Credit to the Government of Israel                                            320       (4,701)       5,949
Purchase of equipment                                                         (11)         (80)         (13)
Other assets                                                                 (489)        (123)        (198)
                                                                         --------     --------     --------
Net cash provided by investing activities                                  26,280       40,712       48,456
                                                                         --------     --------     --------

Cash flows from financing activities:
Deposits from the public, net                                                 (55)        (756)         315
Deposits from the Government, net                                           1,345       (3,199)         627
Other liabilities, net                                                        488         (520)     (19,302)
Deferred Government deposits                                               96,554       55,280       61,971
Deferred capital notes, net                                               (43,985)         857        8,511
                                                                         --------     --------     --------
Net cash provided by financing activities                                  54,347       51,662       52,122
                                                                         --------     --------     --------

(Decrease) increase in cash on hand and deposits with banks               (19,051)      22,294       12,034
Balance of cash on hand and deposits with banks
  at the beginning of the year                                             57,637       35,343       23,309
                                                                         --------     --------     --------
Balance of cash on hand and deposits with banks
  at the end of the year                                                   38,586       57,637       35,343
                                                                         ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

                                 INDEX TO NOTES

Note                                                                            Page
----                                                                            ----
1.     The Bank, Its Main Activities and Significant Accounting Policies        14-20

2.     Cash on Hand and Deposits with Banks                                      20

3.     Credit to the Public (Less Allowances for Doubtful Debts)                21-29

4.     Credit to the Government of Israel                                        29

5.     Investment in an Affiliate                                                29

6.     Building and Equipment                                                    30

7.     Other Assets                                                              31

8.     Deposits from the Public                                                  31

9.     Deposits from the Government                                              31

10.    Other Liabilities                                                         32

11.    Deferred Government Deposits and Deferred Capital Notes                   33

12.    Share Capital                                                            34-35

13.    Contingent Liabilities, Claims and Commitments                            35

14.    Related Parties                                                          36-37

15.    Loss from Financing Activities Before Allowance for Doubtful Debts        37

16.    Commissions and Other Income                                              38

17.    Salaries and Related Expenses                                             38

18.    Other Expenses                                                            38

19.    Income Taxes                                                              39

20.    Reconciliation Between Israel GAAP and U.S. GAAP                         39-41

21.    Pro forma financial statements                                           42-43

22.    Subsequent events                                                         44

23.    Financial Statements in Nominal (Historical) NIS                         44-46

24.    Other Information in Nominal Values                                       46

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2003
--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies

      A.    General

            1. The financial statements have been prepared in accordance with the directives of the Supervisor of Banks, regarding the preparation of annual financial statements by banking corporations and in accordance with accounting principles generally accepted in Israel ("Israel GAAP"). Israeli GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as applicable to the financial statements of the Bank, differ in certain respects (see note 20).

            2.    (a)   On January 28, 1992, a Deposit Agreement was signed by
                        the Bank and the Government of Israel. In accordance with this agreement, the Government agreed to convert
                        NIS 180 million (NIS of January 1992) deposited with the Bank into three deferred deposits, deferred to December
                        31, 1999, as explained in Note 11.

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

                        The maturity date for the deposits has been extended several times pursuant to approvals received from the Accountant General. Under the last extension which was approved by the Accountant General on December 22, 2003, their maturity date was deferred until April 1, 2004. The approval was granted, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies
        (Cont.)

      A.    General (Cont.)

                  (b) In accordance with the Deposit Agreement, the Bank agreed not to extend credit in excess of what it is obligated pursuant to the framework of the arrangements for the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of comprehensive arrangements in the agricultural sector, these will be only upon authorization of the accountable ministers, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Existing deposits from the public will be renewed in coordination with the Bank of Israel.

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

                        In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2003, and the current collection anticipated in 2004 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2004, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments (primarily to the Government).

      B.    Definitions

            In these financial statements:

            The Bank/Bank       -   Israel Bank of Agriculture Ltd.

            Affiliate           -   A company in which the Company has
                                    significant influence and which is not a subsidiary, and where the Company's investment in that company is included in the financial statements according to the equity method.

            Interested parties  -   As defined in the Securities Regulations
                                    (Preparation of Annual Financial
                                    Statements), 1993 of Israel.

            Related parties     -   As defined in Statement No. 29 of the
                                    Institute of Certified Public Accountants in
                                    Israel.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies
        (Cont.)

      C.    Principles of adjustment

            (1)   General

                  All of the financial data in these financial statements (including comparative data) are expressed in adjusted NIS of identical purchasing power. The purchasing power of the adjusted NIS reflects the average prices for December 2003 according to the Consumer Price Index ("CPI") published on January 15, 2004 (112.95 points based on an average of 1998 = 100). A summary of the financial statements in nominal (historical) Israeli shekels, which served as a basis for the Bank's adjusted statements, is presented in Note 23.

            (2)   Balance sheet

                  Monetary assets and liabilities are stated in nominal values. Non-monetary assets (investments in an affiliate, the Bank's building and equipment, share capital) have been adjusted on the basis of the changes in the CPI from the month in which the transaction occurred through the CPI for December 2003.

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

                  c. The specific allowance for doubtful debts has been adjusted to the changes in the CPI from the date on which the debt has been determined as doubtful, up to the balance date. See Note 1I. concerning the general allowance.

                  d. The Bank's equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate, as adjusted for the effect of inflation on this company.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies
        (Cont.)

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

            (4)   Data on rates of exchange and the Consumer Price Index:

                                                                                    Rate of change
                                                        December 31,          -------------------------
                                                 -------------------------           for the year
                                                  2003     2002      2001      2003      2002     2001
                                                                                 %         %        %
                                                 ------   ------    ------    ------    ------   ------
                Rate of exchange of the U.S.
                 dollar                           4.379    4.737    4.4160    (7.56)     7.27     9.27
                Consumer Price Index (in
                 points *) for the month of
                  November                       113.20    115.4    108.20    (1.91)     6.65     1.40
                  December                       112.95    115.1    108.10    (1.87)     6.48     1.40

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

      G.    Deferred taxes

            As it is uncertain whether there will be taxable income in the future, the Bank did not record a deferred tax benefit in its books.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies
        (Cont.)

      H.    Basis of recognition of revenues and expenses

            (1) Revenues and expenses are recognized on an accrued basis.

            (2) The Bank implemented a directive of the Bank of Israel regarding not recognizing income from interest for the debts related to the Moshav and Kibbutz sectors, for those Kibbutzim and Moshavim which have not yet joined the arrangement for settling their debts.

      I.    Allowance for doubtful debts

            The financial statements include specific allowances for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to require additional allowances. The criteria for such allowances are as follows:

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

                  In addition to the above mentioned specific allowances, a general allowance for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional allowance for doubtful debts is to be recorded (in excess of the general allowances) and in addition to the former general allowance is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation.

                  The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2003, the general and additional allowances represent 20.42% of total credit for which the Bank is responsible.

                  In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

                  1.    0.15% of the balance of the risk assets as of June
                        30, 2001.

                  2. 1% of the balance of the specially supervised debts as of June 30, 2001.

                  3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

                  The special allowance will be maintained in its nominal amount, subject to the aforesaid.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies
        (Cont.)

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

      M.    Financial instruments

            The Bank's financial instruments include mainly cash, credit and financial liabilities which include mainly deferred promissory notes and deposits by the Government and others. Most of the credit extended by the Bank is for the agricultural settlements - kibbutzim and moshavim. The Bank has recorded an allowance for doubtful debts on a prudent and conservative basis. The Bank does not use derivatives.

      N.    Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 1. The Bank, Its Main Activities and Significant Accounting Policies
        (Cont.)

      O. Adoption of recently issued Accounting Standards and their impact on the financial statements

            In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinued adjustment of financial statements. In accordance with this Standard and Accounting Standard No. 17 with respect to the deferral of the implementation of Standard No. 12, financial statements will cease to be adjusted for inflation in Israel commencing January 1, 2004.

            Until December 31, 2003, the Bank will continue to prepare its adjusted financial statements in accordance with Opinion No. 36 of Institute of Certified Public Accountants in Israel. The adjusted amounts, which are included in the financial statements as of December 31, 2003, will serve as the starting point for the nominal financial reporting commencing January 1, 2004.

            The implementation of the above standard will mainly affect financing income and expenses items.

            With respect to the pro forma financial statements, they will include the statements as of December 31, 2003 and 2002 as if the Standard is in force as of January 1, 2001, see Note 21.

Note 2. Cash on Hand and Deposits with Banks

                                                                   December 31
                                                             ----------------------
                                                               2003          2002
                                                                  Adjusted NIS
                                                                 (In thousands)
                                                             ----------------------

      Cash on hand and deposits with the Bank of Israel        38,553        22,153
      Deposits with banks                                          33        35,484(*)
                                                             --------      --------
      Total                                                    38,586        57,637
                                                             ========      ========
      Cash and deposits for an original period of up to
       three months in the Bank of Israel and banks            38,586        57,637
                                                             ========      ========

(*) Includes a balance in the amount of NIS 35,273 in foreign currency (in U.S. Dollars).

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts)

      A.    Composition:

                                                                            December 31
                                                                      -----------------------
                                                                        2003           2002
                                                                            Adjusted NIS
                                                                           (In thousands)
                                                                      -----------------------
         Credit (*)                                                    127,217        131,785
         Credit from designated deposits (**)                           95,946        119,697
                                                                      --------       --------

         Total credit to the public for which the bank is
          responsible                                                  223,163        251,482

         Less - general and additional allowances for doubtful
          debts                                                        (24,869)       (24,869)
         Special allowance                                              (6,000)        (5,887)
                                                                      --------       --------

         Total                                                         192,294        220,726
                                                                      --------       --------

         Credit from designated deposits, repayment of which
          to the depositor is conditional upon the collection of
          the loan and includes a margin                                59,324         57,352
                                                                      --------       --------

         Total credit to the public                                    251,618        278,078
                                                                      ========       ========

The specific allowance for doubtful debts was deducted from the appropriate credit items.

(*) An amount of NIS 60,136 thousand (2002 - NIS 54,139 thousand) for which the bank is not responsible, but which is included as credit extended from the Bank's resources since the deposits are presented as deferred deposits and not as designated deposits.

(**) With respect to kibbutzim which have not yet arranged their credit balances (net of specific allowances) and were financed by Government deposits, part of which were included under designated deposits and part under deferred deposits.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      B. Credit to the public for which the Bank is responsible includes (*)

                                                                          December 31
                                                                    ----------------------
                                                                      2003          2002
                                                                         Adjusted NIS
                                                                        (In thousands)
                                                                    ----------------------
         1. Credit to the agricultural sector

         (a) For which the Bank is responsible (*):

             Kibbutzim (including factories and regional and
             national organizations)                                  95,455       119,103

             Moshavim  (including factories and regional and
             national organizations)                                 127,708       132,376
                                                                    --------      --------

             Total credit to the Agricultural Sector for which
             the Bank is responsible (**)                            223,163       251,479

         (b) Credit for which the Bank is not responsible (*):
                  Balance as of balance sheet date                    40,829        36,534
                                                                    --------      --------

             Total credit to the Agricultural Sector                 263,992       288,013
                                                                    ========      ========

(*) Credit for which the Bank is responsible excluding designated deposits. The repayment of these deposits is subject to collection of the respective credit.

(**) An amount of NIS 60,131 thousand (2002 - NIS 54,134 thousand) is not under the Bank's responsibility, but is included in the Bank's responsibility since the deposits are shown as deferred rather than designated.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      Credit to the Agricultural Sector for which the Bank is responsible includes *:

                                                                                   December 31
                                                                             ----------------------
                                                                                2003          2002
                                                                                   Adjusted NIS
                                                                                  (In thousands)
                                                                             ----------------------
         (a)  Credit to borrowers which has been rescheduled:
              (1) Credit which was rescheduled in prior years,
                  with waiver of income -
                  Balance as of balance sheet date                               4,142         5,139

              (2) Credit which was rescheduled during the current year
                  without waiver of income -
                  Balance as of balance sheet date                               5,388         4,564

         (b)  Credit to borrowers which is to be rescheduled, as per the
              Bank management's decision, but has not yet been
              rescheduled:
              Balance as balance sheet date                                     89,628       110,054

         (c)  Credit in temporary arrears, balance at balance sheet date         3,615         3,019

         (d)  Credit under special supervision:
              Balance as of balance sheet date                                  69,950        46,661

         (e) Credit to the agricultural sector for which the Bank is responsible (*), and is not included within the framework of loans to problematic borrowers as above:

              Balance as of balance sheet date (income in respect of
              these loans included in the statement of operations -
              NIS 2,735 thousand (2002 - NIS 4,022 thousand)                    50,440        82,042
                                                                              --------      --------

         Total                                                                 223,163       251,479
                                                                              ========      ========

(*) Credit for which the Bank is responsible excluding credit extended from designated deposits.

      The repayment of these deposits is subject to the collection of the respective loans.

      2.    Credit to local authorities

                                                                December 31
                                                          ----------------------
                                                            2003          2002
                                                               Adjusted NIS
                                                              (In thousands)
                                                          ----------------------

         Total loans (**)                                       --             3
                                                          ========      ========

(**) Not included within the framework of credit to problematic borrowers.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      C.    Allowances for doubtful debts

                                                December 31, 2003                           December 31, 2002
                                    ----------------------------------------    -----------------------------------------
                                                    Allowance                                   Allowance
                                    ----------------------------------------    -----------------------------------------
                                    Specific(*)   Additional(**)     Total      Specific(*)   Additional(**)      Total
                                    -----------   --------------  ----------    -----------   --------------   ----------
Balance at the beginning
  of the year                           118,373         30,756       149,129        136,911         31,138        168,049
                                     ----------     ----------    ----------     ----------     ----------     ----------

Allowance during the current year         3,500             --         3,500             --             --             --
Decrease in allowances                       --             --            --            (25)            --            (25)
                                     ----------     ----------    ----------     ----------     ----------     ----------

Amount charged to statement of
operations                                3,500             --         3,500            (25)            --            (25)
                                     ----------     ----------    ----------     ----------     ----------     ----------

Write offs                              (14,425)            --       (14,425)       (16,458)            --        (16,458)

Erosion and adjustment
  of balances                             1,563            113         1,676         (2,055)          (382)        (2,437)
                                     ----------     ----------    ----------     ----------     ----------     ----------

Balance at the end of the year          109,011         30,869       139,880        118,373         30,756        149,129
                                     ==========     ==========    ==========     ==========     ==========     ==========

                                                  December 31, 2001
                                      ----------------------------------------
                                                      Allowance
                                      ----------------------------------------
                                      Specific (*)  Additional(**)     Total
                                      ------------  --------------  ----------
Balance at the beginning
  of the year                             164,579         24,869       189,448
                                       ----------     ----------    ----------

Allowance during the current year              --          6,269         6,269
Decrease in allowances                         --             --            --
                                       ----------     ----------    ----------

Amount charged to statement of
operations                                     --          6,269         6,269
                                       ----------     ----------    ----------

Write offs                                (18,137)            --       (18,137)

Erosion and adjustment
  of balances                              (9,531)            --        (9,531)
                                       ----------     ----------    ----------

Balance at the end of the year            136,911         31,138       168,049
                                       ==========     ==========    ==========

(*) Does not include an allowance for interest on doubtful debts for the period after the debts had been determined as doubtful.

(**)  Including an additional and general allowance for doubtful debts.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      D. Classification of credit balances (*) to the public under the Bank's responsibility(**) according to size of credit to individual borrower

                                                    December 31
                 Credit to        ----------------------------------------------
                 borrowers                 2003                     2002
            -------------------   ---------------------    ---------------------
                                   No. of                   No. of
                                  borrowers                borrowers
              From        To        (***)       Credit       (***)       Credit
            --------   --------   ---------    --------    ---------    --------

                  7         18           58          17          68
                  7         18           11         162          10          124
                 18         35           18         464          19          474
                 35         70           21       1,063          22        1,100
                 70        140           20       2,008          20        1,987
                140        285           23       4,822          25        5,156
                285        530           23       9,338          23        8,776
                530      1,060           26      20,111          24       16,974
              1,060      1,770           20      27,161          20       27,201
              1,770      3,500           34      83,240          32       76,635
              3,500      7,100            7      33,663          13       63,457
              7,100     17,700            4      41,073           4       30,988
             17,700     35,000           --          --           1       18,543
                                    -------    --------     -------     --------
              Total                     225     223,163         230      251,483
                                    =======    ========     =======     ========

(*)   Net of specific allowances for doubtful debts.

(**) Credit, excluding designated deposits, the repayment of which is subject to the collection of the credit.

(***) Number of borrowers, according to total credit and credit risk.

      E.    Credit to the moshavim

            On March 4, 1992, the Arrangements Law in the Family Agricultural Sector, 1992 was enacted. The ensuing obligating regulations were partly determined during 1994. In December 1997, the regulation for the realization of assets, which are not agricultural assets was completed, including land and which deals with the modus operandi for those who are recovering. Within the framework of the regulation, the agriculture assets, which are not realizable, were temporarily determined.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      E.    Credit to the moshavim (Cont.)

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

            On August 29, 2002, the Supreme Court ruled that decisions 717,727 and 737 of the ILA are void since they do not meet the reasonability criteria. However, this determination did not receive immediate force since the decisions concern numerous transactions for which the procedure in their respect and their economic and social implications are far-reaching. Therefore, the Board of the ILA should have formulated transitional provisions that would determine which of the transactions would be carried out. Only on October 2, 2003, the Minister of Finance signed the transitional provisions which were approved by the Board of the ILA on September 2, 2003.

            This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

            It should be assumed that settlements complying with the transitional provisions conditions will make efforts to meet the timetable which was allotted in the provisions and thereby promote the repayment of the debts.

            On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to a certain degree to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      E.    Credit to the moshavim (Cont.)

            As of the date of these financial statements, there are approximately 62 moshavim in respect of which recovery judgments have not yet been granted, and 71 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

            During the reported year, the bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt for which the allowance for doubtful debts is made on a collective basis.

      F.    Credit to the Kibbutzim

            On August 15, 1991, the Bank signed the first agreement for the settlement of the kibbutzim debts.

            On April 5, 1995, the Government decided to approve in principle a supplementary agreement to the kibbutzim based on the recommendations of the Suari Commission and, on March 20, 1996, a supplementary kibbutzim agreement was reached between the Government, the two kibbutz movements, Bank Hapoalim and Bank Leumi, with the remaining banks joining on May 6, 1996.

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

            The origins of the supplementary agreement (including debts written off) as referred to above, are as follows:

            - From the contribution made by the banks and the Government - Effected through the annulment of the debts by the banks and the Government's cash transfers at a ratio of 65% (banks) and 35% (Government) (except for the peripheral kibbutzim and "incentive" kibbutzim, regarding which the annulment of the debts by the banks will be at a rate of 75% and Government participation of 25%).

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      F.    Credit to the Kibbutzim (Cont.)

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

            Lately, the entrance of a Kibbutz to an arrangement is executed by individual arrangement, which is based on the principal of the supplementary agreement (amended) and adjusted to each kibbutz with considering its economic position at the time of the entrance, the financing sources it has or will have while the part of the debt which exceeds the repayment power at the time of the arrangement is recorded as a "Deferred debt" without a maturity date and will be paid off from future property transactions, if any.

            As of the signing of the amendment to the supplementary agreement and until December 31, 2003, a further 40 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 34 kibbutzim which have been classified as real estate, and there remain 6 kibbutzim which have not yet joined.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 3. Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      F.    Credit to the kibbutzim (Cont.)

            The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 133 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 11,213 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 1,927 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Note 4. Credit to the Government of Israel (including deposits)

                                                                        December 31
                                                                   ---------------------
                                                                     2003          2002
                                                                        Adjusted NIS
                                                                       (In thousands)
                                                                   ---------------------
Credit in respect of deferred capital notes                              --        1,672
Credit in respect of participation in write-off of Balloon and
  incentive                                                          24,410       24,310
Write-offs against deferred deposits                                  5,429        4,177
                                                                   --------     --------
Total credit to the Government (including deposits)                  29,839       30,159
                                                                   ========     ========

Note 5. Investment in an Affiliate

                                                                                            December 31
                                                                                      -----------------------
                                                                                        2003           2002
                                                                                            Adjusted NIS
                                                                                           (In thousands)
                                                                                      -----------------------
      (a) Composition:
          Cost of shares                                                                22,533         22,533
          Post acquisition losses                                                      (21,508)       (21,564)
                                                                                      --------       --------
          Total investment                                                               1,025            969
                                                                                      ========       ========

      (b) Details of the Company:
          Name of company: The Palestine Agricultural Settlement Association Ltd.
                           Agricultural financial institution
                                                                                        2003           2002
                                                                                      --------       --------
          Equity in capital  providing rights for dividends -
          percentage of holdings                                                          50.0%          50.0%

          Equity in capital providing voting rights - percentage
          holdings                                                                        49.9%          49.9%

          Investments in shares - equity basis (NIS in thousand)                         1,025            969
          Contribution to net operating profit (loss) (NIS in thousand)                     56             19

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 6. Building and Equipment

                                                         Cost
                                    -----------------------------------------------
                       Rate of      Beginning   Additions     Disposals
                     depreciation      of        during        during       End of
                          %           year      the year      the year       year
                     ------------   ---------   ---------     ---------    --------
Building                      4%         367           --           --          367

Equipment and
   Furniture              6-20%        1,443           11           --        1,454
                                    --------     --------     --------     --------

Total building and
   Equipment                           1,810           11           --        1,821
                                    ========     ========     ========     ========

                                        Depreciation                         Depreciated Balance
                     ----------------------------------------------------   ---------------------
                     Accumulated at  Allowance                Accumulated   Beginning
                      beginning of    during      Disposals     at end         of         End of
                          year         year      during year    of year       Year         year
                     --------------  ---------   -----------  -----------   ---------    --------
Building                     174           12           --          186          193          181

Equipment and
   Furniture               1,261           31           --        1,292          182          162
                        --------     --------     --------     --------     --------     --------

Total building and
   Equipment               1,435           43           --        1,478          375          343
                        ========     ========     ========     ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 7. Other Assets

                                                                 December 31
                                                            --------------------
                                                              2003        2002
                                                                Adjusted NIS
                                                               (In thousands)
                                                            --------------------

     Refund of payroll tax                                     1,992         995
     Other accounts receivable                                   126         634
                                                            --------    --------
            Total other assets                                 2,118       1,629
                                                            ========    ========

Note 8. Deposits from the Public

                                                                 December 31
                                                            --------------------
                                                              2003        2002
                                                                Adjusted NIS
                                                               (In thousands)
                                                            --------------------

     Demand deposits                                             974       1,033
     Time deposits                                                17          17
     Designated deposits                                          31          27
                                                            --------    --------
                                                               1,022       1,077
                                                            ========    ========

     Includes deposits the repayment of which to the
     depositor is dependent on collection of the related
     credit with margin                                           31          27
                                                            ========    ========

Note 9. Deposits from the Government

                                                                 December 31
                                                            --------------------
                                                              2003        2002
                                                                Adjusted NIS
                                                               (In thousands)
                                                            --------------------

      Designated and other deposits **                       438,291     436,946
                                                            ========    ========

     (**) Includes deposits for which the repayment to the
          depositor is stipulated on the collection of the
          credit (without any margin)                         62,246      59,462
                                                            ========    ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 10. Other Liabilities

                                                                 December 31
                                                            --------------------
                                                              2003         2002
                                                                 Adjusted NIS
                                                                (In thousands)
                                                            --------------------

      Accrued severance pay (1)                                1,279       1,255
      Accrued vacation pay and sick leave (2)                  5,359       5,282
      Accrued payroll differences                                180         177
      Accrued recuperation payment and bonus payable             399          --
      Other accounts payable credit balances                     713         728
                                                            --------    --------
      Total other liabilities                                  7,930       7,442
                                                            ========    ========

      1. The Banks' liabilities for the payment of severance or pension pay to the employees are calculated on the basis of the employees' most recent salary as of balance sheet date and pursuant to the Severance Pay Law, and are fully covered by deposits with a pension fund and a severance pay fund, as well as the balance for the liability for severance pay.

            The amounts that were accrued in the pension fund and a severance pay fund on behalf of the employees and the liability in their respect are not presented in the balance sheet since they are not under the control or the management of the Bank.

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

            The Bank's employees are entitled to special vacations upon the completion of 15 years of employment. This entitlement increases at the end of every five years until the employee has been employed for 35 years. These vacations can be utilized in addition to the annual vacation. In addition, such vacation can be redeemed or, alternatively, accrued until retirement, at the employee's discretion. The Banks' liability to cover this entitlement amounts to NIS 1,444 thousand, on an actuarial basis at an annual interest rate of 4%. As of balance sheet date, there is a provision to cover the entitlement that can be utilized at that date.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 11. Deferred Government Deposits and Deferred Capital Notes

      (a)   Secondary capital

            The Supervisor of Banks agreed to recognize the entire amount of the capital notes held by the Government (as owner of the Bank) as "Secondary Capital" for the purpose of computing the ratio of capital to risk components.

      (b)   Deferred Government deposits

                                           Weighted
                                         interest rate         December 31
                                          December 31,    ----------------------
                                              2003          2003          2002
                                                               Adjusted NIS
                                                %             (In thousands)
                                         -------------    --------      --------
            In Israeli currency:
            Not linked                      11.2-28.5      427,349       347,154
            Linked to the Index                3.66        466,661       450,306
            Linked to foreign currency         6.22          1,662         1,658
                                                          --------      --------
                                                           895,672       799,118
                                                          ========      ========

            In accordance with the Deposit Agreement, as described in Note 1A, the interest on each of the three deposits will be the average weighted interest rate of all the Government deposits which became deferred deposits, computed quarterly, and will be added to the principal.

            In the case of dissolution of the Bank prior to April 1, 2004, the deferred deposits will be repaid only after the Bank has repaid all its liabilities, including liabilities to the Government of Israel, except for Government deferred deposits and prior to liabilities to shareholders at the time of dissolution, in accordance with the Articles of Association of the Bank (excluding liabilities for distribution of earnings to foreign shareholders). As to the repayment date, see Note 1 A (2) a.

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

            On December 16, 2003 the Accountant General approved the extension of the maturity date to April 1, 2004.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 12. Share Capital

      a)    Share capital of the Bank (in nominal values)

                                                                             December 31
                                                                      ------------------------
                                                                         2003          2002
                                                        Authorized     Issued and Outstanding
                                                       ------------   ------------------------

            Ordinary Shares of NIS 0.0001                  37,970        13,505        13,505

            8% Cumulative and Participating
                 Preferred "A" Shares of NIS 0.001        201,530       195,768       195,768

            7.5% Cumulative and Redeemable
                 Preferred "C" Shares of of
                 NIS 0,042, linked to the U.S. dollar
                 (see d. below)                            10,500        10,500        10,500
                                                         --------      --------      --------
                                                          250,000       219,773       219,773
                                                         ========      ========      ========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 12. Share Capital (Cont.)

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

            The amount payable upon redemption of these shares (without premium - see above), at the U.S. dollar exchange rate on balance sheet date, exceeds their nominal value by approximately NIS 109 million. Such excess is not reflected in the financial statements, as the Ministry of Finance had undertaken to cover any liabilities which may accrue, or shall accrue, as a result of changes in the rate of the U.S. dollar.

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

            The cumulative dividend which was not paid with respect to the years 1999 - 2003, amounted to NIS 41,131 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amount to NIS 41,049 thousand. In prior years, a dividend was paid.

Note 13. Contingent Liabilities, Claims and Commitments

                                                                December 31
                                                            --------------------
                                                              2003        2002
                                                                Adjusted NIS
                                                               (In thousands)
                                                            --------------------
      Off balance sheet financial instruments
        Transactions for which the
        amount stated constitutes a credit risk:
             Unutilized lines of credit                          213         394
                                                            ========    ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 14. Related Parties

      (a)   Balance sheet balances:

                                                         Affiliate                            General manager
                                             ----------------------------------      ----------------------------------
                                              Balance as of    Highest balance        Balance as of    Highest balance
                                              December 31,         during             December 31,         during
                                             --------------   -----------------      --------------   -----------------
                                             2003     2002      2003      2002       2003      2002     2003      2002
                                                       Adjusted NIS                             Adjusted NIS
                                                      (In thousands)                           (In thousands)
                                             ----------------------------------      ----------------------------------
            The following include
            balances of the affiliate:
              Assets - credit to the
                public                        --        --         4        --        --        --        --        --
              Liabilities - deposits
                from the public               16        12        26        22        51        33        53        34

      (b)   A summary of the operating results with related parties:

                                                                Year ended December 31
                                                           ------------------------------
                                                            2003        2002        2001
                                                                    Adjusted NIS
                                                                   (In thousands)
                                                           ------------------------------
            Participation in expenses by the affiliate       95         130         123
            Management fees to shareholders                  --          10          --

      (c) The Bank is a Government Company as defined in the Government Companies Law - 1975.

            Balances of the Government of Israel are stated separately in the balance sheet. The Bank has dealings in the ordinary course of business, and at customary commercial terms, with entities that may be considered related parties.

            The following balance sheet items include balances of these entities:

                                                               December 31
                                                         ----------------------
                                                           2003          2002
                                                              Adjusted NIS
                                                             (In thousands)
                                                         ----------------------
            Assets:
              Credit to the public                         18,495        20,818

            The State of Israel is the main related party to the bank. Adjustments including rotation of discrepancies with the Ministry of Finance with respect to the liabilities of the bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the bank are based on the supplementary agreement (amended) for the Kibbutzim.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 14. Related Parties (Cont.)

      (d)   Benefits to related parties:

                                                                  Year ended December 31,
                                                  ---------------------------------------------------------
                                                            2003                           2002
                                                  --------------------------     --------------------------
                                                   Total         Number of        Total         Number of
                                                  Benefits     beneficiaries     benefits     beneficiaries
                                                  --------     -------------     --------     -------------
                                                                        Adjusted NIS
                                                                       (In thousands)
                                                  ---------------------------------------------------------
             Related party employed by the Bank      486             1              446             1
             Directors not employed by the Bank       19             4               28             5
                                                  ------                         ------
                                                     505                            474
                                                  ======                         ======

Note 15. Loss from Financing Activities Before Allowance for Doubtful Debts (expenses are shows in negative numbers).

                                                                    Year ended December 31
                                                              ----------------------------------
                                                                2003         2002         2001
                                                                         Adjusted NIS
                                                                        (In thousands)
                                                              ----------------------------------
      In respect to assets
       From credit to the public                                26,988       18,059       21,025
       From credit to the Government of Israel                     908          866          605
       From deposits with the Bank of Israel                     3,211         (423)         897
       From deposits with banks                                 (1,600)      (1,258)          --
       From other assets                                            36          (18)         (26)

      In respect to liabilities On deposits from the:
        Public                                                     (54)          28          (20)
        Government                                             (18,279)     (15,285)     (16,553)
        On other liabilities                                        (1)           6            2

      On respect to deferred deposits and capital notes:
        On deferred Government deposits                        (96,457)     (55,265)     (62,024)
        On deferred capital notes:
        Held by the public                                          --       (3,265)      (5,795)
        Held by the Government                                  (1,063)      (6,592)     (11,594)

      Other
       Other financing  (expenses) income                         (748)       1,279          522
                                                              --------     --------     --------

      Total loss from financing activities before
       allowance for doubtful debts                            (87,059)     (61,868)     (72,961)
                                                              ========     ========     ========

            The cases where the financing income or expenses on non-linked NIS or foreign currency balances was lower than the annual increase in the Index are included as expenses with respect to assets, or income for liabilities.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 16. Commissions and Other Income

                                                            Year ended December 31
                                                         -----------------------------
                                                          2003        2002      2001
                                                                  Adjusted NIS
                                                                 (In thousands)
                                                         -----------------------------
      Bookkeeping                                             47         55         70
      Collections and transfers                               17         17         17
      Management fees from affiliated company                 --         10         --
      Other                                                   53          5          6
                                                         -------    -------    -------
                                                             117         87         93
                                                         =======    =======    =======

Note 17. Salaries and Related Expenses

                                                            Year ended December 31
                                                         -----------------------------
                                                           2003       2002       2001
                                                                  Adjusted NIS
                                                                 (In thousands)
                                                         -----------------------------
      Salaries                                             5,519      5,530      5,574
      Severance pay, pension, provident fund
       contributions and sick pay                          1,235        784      1,324
      National Insurance, employees tax and salary tax       304        302        275
                                                         -------    -------    -------
                                                           7,058      6,616      7,173
                                                         =======    =======    =======

Note 18. Other Expenses

                                                             Year ended December 31
                                                         -----------------------------
                                                           2003       2002       2001
                                                                  Adjusted NIS
                                                                 (In thousands)
                                                         -----------------------------

      Professional services                                  335        192        288
      Communications                                         114        119        118
      Computer services                                       80         74         81
      Office expenses                                         53         64         62
      Promotion and advertising                               10         16         11
      Insurance                                              263        211        157
      Professional training and extension courses              1          4          4
      Director fees                                           19         28         36
      Commissions                                             30         19         24
      Trustee commissions due to shares and capital
       notes                                                 252        288        220
      Taxes and toll fees                                     80         66         70
      Participation in the budget of kibbutzim
       management                                            158        108        139
      Participation in the budget of Moshavim
       management                                            114        238        166
      Others                                                 100         97        126
                                                         -------    -------    -------
                                                           1,609      1,524      1,502
                                                         =======    =======    =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 19. Income Taxes

      (a) The Bank has received final tax assessments up to and including the year ended December 31, 1999.

      (b) The Bank's tax loss carry forwards amount to NIS 1,268,655 thousand (2002 - NIS 1,215,417 thousand). A deferred tax benefit in the net amount of NIS 456,716 thousand was not included in the balance sheet (2002 - NIS 437,550 thousand) since the Bank does not expect that it will be able to utilize it in the foreseeable future. The adjusted amounts for buildings, for which the depreciation in their respect will not be allowed in the future, are immaterial.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

      (b)   Depreciation method (Cont.):

            Since all of the equipment purchased until 1984 is, in any event, fully depreciated, the aforementioned equipment has no effect on the financial statements.

            With respect to the building in which the Bank's offices are located, the aforementioned was purchased in 1956 and, therefore, in effect it would have been substantially depreciated, if they would have depreciated it commencing at that time.

            With respect to land on which the building is located, its adjusted historical cost amounts to approximately NIS 2,324 thousand.

            The reconciliation to U.S. GAAP requires the addition of the amount to fixed assets on the one hand, and to equity on the other hand. Otherwise, there is no effect on U.S. GAAP reconciliation. The change in equity as described above does not effect loss per share.

      (c)   Accrued severance pay

            According to U.S. GAAP, accrued severance pay is included in the balance sheet at the total obligation amount and total amounts funded through provident funds and through insurance policies.

            According to Israeli GAAP, the net accrued severance pay is included in the balance sheets.

            The difference between the two methods described above is immaterial with respect to the financial statements of the Bank.

      (d)   Statement of cash flows

            The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel and subject to the directives of the Supervisor of Banks.

            In the statements of cash flows, the cash flows from transactions in assets and liabilities, excluding investments in the Bank's building and equipment, are presented in their net amounts.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

      (d)   Statement of cash flows (Cont.)

            Below is a summary of the Cash Flow showing the amounts described in Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

                                                                       Year ended December 31
                                                                ----------------------------------
                                                                  2003         2002         2001
                                                                           Adjusted NIS
                                                                          (In thousands)
                                                                ----------------------------------
            Cash flows from operating activities:
            Loss for the year                                    (99,665)     (70,095)     (88,569)
            Adjustments to reconcile the cash flows
             used in operating activities:
            Equity in the profits of an affiliate                    (56)         (19)         (36)
            Depreciation on the bank's building and
              equipment                                               43           34           61
                                                                --------     --------     --------
            Net cash used in operating activities                (99,678)     (70,080)     (88,544)
                                                                --------     --------     --------

            Cash flows from investing activities
            Decrease (increase) in credit to the public           (7,580)        (878)      (4,403)
            Collection from the public                            34,040       46,494       47,121
            Decrease (increase) in credit to the
             Government of Israel                                (14,205)     (15,626)      (8,702)
            Collection from the Government of Israel              14,525       10,925       14,651
            Purchase of equipment                                    (11)         (80)         (13)
            Other assets                                            (489)        (123)        (198)
                                                                --------     --------     --------
            Net cash provided by investing activities             26,280       40,712       48,456
                                                                --------     --------     --------

            Net cash provided by financing activities             54,347       51,662       52,122
                                                                --------     --------     --------

            (Decrease) increase in cash on hand and deposits
            with banks                                           (19,051)      22,294       12,034
            Balance of cash on hand and deposits with
             banks at the beginning of the year                   57,637       35,343       23,309
                                                                --------     --------     --------
            Balance of cash on hand and deposits
             with banks at the end of the year                    38,586       57,637       35,343
                                                                ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 21. Pro forma financial statements

      Below are the pro forma data of the condensed financial statements as of December 31, 2003, and the condensed statement of operations for the year ended as of that date assuming that the directives of the Standards No. 12 and No. 17 of the Israel Accounting Standards Board with respect to the discontinuation of the adjustment of financial statements is effective as of January 1, 2001 and not January 1, 2004, as was determined by the Standard, and the adjusted amounts which were included in the financial statements as of December 31, 2000 were used as the starting point for the preparation of the these pro forma financial statements.

      Balance sheets

                                                              December 31
                                                       ------------------------
                                                         2003             2002
                                                              Adjusted NIS
                                                             (In thousands)
                                                       ------------------------
      ASSETS

         Cash on hand and deposits with banks              38,586        58,745
         Credit to the public                             251,618       283,424
         Credit to the Government of Israel                29,839        30,739
         Investments in an affiliate                        1,025           988
         Bank building and equipment                          330           359
         Other assets                                       2,118         1,660
                                                       ----------    ----------
      TOTAL ASSETS                                        323,516       375,915
                                                       ==========    ==========

      LIABILITIES AND SHAREHOLDERS' DEFICIENCY

      Deposits from the public                              1,022         1,098
      Government of Israel deposit                        438,291       445,346
      Other liabilities                                     7,930         7,586
                                                       ----------    ----------
                                                          447,243       454,030

      Deferred deposits from the Government of Israel     895,672       814,481

      Deferred capital notes:
         Held by the public                                    --        40,193
         Held by the Government                            75,052        81,131
                                                       ----------    ----------

      TOTAL LIABILITIES                                 1,417,967     1,389,835

      Non-participating Preferred Shares                       11            11

      Shareholders' deficiency                         (1,094,462)   (1,013,931)
                                                       ----------    ----------

      TOTAL LIABILITIES AND SHAREHOLDERS'
       DEFICIENCY                                         323,516       375,915
                                                       ==========    ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 21. Pro forma financial statements (Cont.)

      Statements of operations

                                                                                    December 31
                                                                               ---------------------
                                                                                 2003         2002
                                                                                    Adjusted NIS
                                                                                   (In thousands)
                                                                               ---------------------
      Loss from financing activities

      Loss from financing activities before allowance for doubtful
       debts                                                                    (67,918)    (120,297)
      Allowance for doubtful debts                                               (3,500)          --
                                                                               --------     --------

      Loss from financial activities after the allowance for doubtful debts     (71,418)    (120,297)
                                                                               --------     --------

      Operating and other income                                                    655          600
                                                                               --------     --------

      Operating and other expenses                                               (9,805)      (9,330)
                                                                               --------     --------

      Operating loss                                                            (80,568)    (129,027)

      Equity in earnings of an affiliate                                             37           78
                                                                               --------     --------

      Net loss for the year                                                     (80,531)    (128,949)
                                                                               ========     ========

      Statements of Shareholders' Deficiency

                                                                      Total
                                                                   outstanding
                                                                      share
                                   Outstanding     Receipts on      capital and       Total
                                      share         account of       capital       Accumulated      shareholders'
                                     capital          shares         reserves        deficit         deficiency
                                                                   Adjusted NIS
                                                                  (In thousands)
                                   -----------     -----------    --------------   -----------      ------------
      Balance at January 1, 2002       815,939         291,128       1,107,067      (1,992,049)        (884,982)

      Loss for the year                     --              --              --        (128,949)        (128,949)
                                    ----------      ----------      ----------      ----------       ----------

      Balance at January 1, 2003       815,939         291,128       1,107,067      (2,120,998)      (1,013,931)

      Loss for the year                     --              --              --         (80,531)         (80,531)
                                    ----------      ----------      ----------      ----------       ----------

      Balance at
       December 31, 2003               815,939         291,128       1,107,067      (2,201,529)      (1,094,462)
                                    ==========      ==========      ==========      ==========       ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 22. Subsequent events

      1. On June 21, 2004, the Accountant General at the Ministry of Finance approved the defer the redemption of the deferred deposits and the principal of the capital notes held by the government until October 1, 2004 (see note 1A(2) and Note 11(c)).

      2. As for the distribution of the payments which the administration received from the Moshavim, regulations which settle the matter were not yet regulated and, therefore, the distribution of the amounts to the creditors is made in certain instances conditioned on letters of reimbursement.

Note 23. Financial Statements of the Bank in Nominal (Historical) NIS

      (a)   Balance sheets:

                                                                      December 31
                                                               -------------------------
                                                                  2003           2002
                                                                      Adjusted NIS
                                                                     (In thousands)
                                                               -------------------------
            ASSETS

            Cash on hand and deposits with banks                   38,586         58,745
            Credit to the public                                  251,618        283,424
            Credit to the Government of Israel                     29,839         30,739
            Investment in an affiliate                              1,025            988
            Bank building and equipment                               202            219
            Other assets                                            2,118          1,660
                                                               ----------     ----------

            Total assets                                          323,388        375,775
                                                               ==========     ==========

            LIABILITIES AND SHAREHOLDERS' DEFICIENCY

            Deposits from the public                                1,022          1,098
            Government of Israeli deposits                        438,291        445,346
            Other liabilities                                       7,930          7,586
                                                               ----------     ----------
                                                                  447,243        454,030

            Deferred deposits from the Government of Israel       895,672        814,481

            Deferred capital notes:
              Held by the Public                                       --         40,193
              Held by the Government                               75,052         81,131
                                                               ----------     ----------

            Total liabilities                                   1,417,967      1,389,835
            Shareholders' deficiency                           (1,094,579)    (1,014,060)
                                                               ----------     ----------

            Total liabilities and shareholders' deficiency        323,388        375,775
                                                               ==========     ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 23. Financial Statements of the Bank in Nominal (Historical) NIS
        (Cont.)

      (b)   Statements of operations:

                                                                      Year ended December 31
                                                                ----------------------------------
                                                                  2003         2002         2001
                                                                           Adjusted NIS
                                                                          (In thousands)
                                                                ----------------------------------
            Loss from financing activities
            Loss from financing activities before
             allowance for doubtful debts*                       (67,918)    (120,296)     (80,909)
            Allowance for doubtful debts                          (3,500)          --       (6,000)
                                                                --------     --------     --------
            Loss from financing activities after
             allowance for doubtful debts                        (71,418)    (120,296)     (86,909)
                                                                --------     --------     --------
            Operating and other income
             Rental income                                           542          511          724
             Commissions and other income                            113           89           88
                                                                --------     --------     --------

             Total operating and other income                        655          600          812
                                                                --------     --------     --------
            Operating and other expenses
             Salaries and related expenses                         7,019        7,093        6,923
             Depreciation for building and equipment                  28           19           40
             Maintenance of building and equipment                 1,117          659        1,428
             Other expenses                                        1,629        1,545        1,434
                                                                --------     --------     --------

            Total operating and other expenses                    (9,793)      (9,316)      (9,825)
                                                                --------     --------     --------

            Operating loss                                       (80,556)    (129,012)     (95,922)
            Equity in profits of an affiliate                         37           78           47
                                                                --------     --------     --------

            Net loss for the year                                (80,519)    (128,934)     (95,875)
                                                                ========     ========     ========

            Loss per NIS 1 nominal value of share
             capital - operating loss                            (384.80)     (616.10)     (458.10)
                                                                ========     ========     ========
            (*) Income (loss) from financing activities
            before allowance for doubtful debts, interest on
            Government deposits and deferred capital notes        21,598       (8,578)      (4,336)
             Interest on Government deposits and
            deferred capital notes                               (89,516)    (111,718)     (76,573)
                                                                --------     --------     --------
            Loss from financing activities before
            allowance for doubtful debts                         (67,918)    (120,296)     (80,909)
                                                                ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2003

Note 23. Financial Statements of the Bank in Nominal (Historical) NIS
(Cont.)

      (c)   Statements of Changes in Shareholders' Deficiency

                                                           Receipts
                                             Share        account of     Accumulated
                                            capital         shares         deficit          Total
                                           ----------     ----------     -----------     ----------
            Balance at January 1, 2001            220         91,893       (881,364)       (789,251)
              Loss for the year                    --             --        (95,875)        (95,875)
                                           ----------     ----------     ----------      ----------

            Balance at January 1, 2002            220         91,893       (977,239)       (885,126)
              Loss for the year                    --             --       (128,934)       (128,934)
                                           ----------     ----------     ----------      ----------

            Balance at January 1, 2003            220         91,893     (1,106,173)     (1,014,060)
              Loss for the year                    --             --        (80,519)        (80,519)
                                           ----------     ----------     ----------      ----------

            Balance at
              December 31, 2003                   220         91,893     (1,186,692)     (1,094,579)
                                           ==========     ==========     ==========      ==========

Note 24. Other Information in Nominal Values

                                                                              2003          2002
                                                                                     NIS
                                                                                (In thousands)
                                                                            ---------------------
            Ordinary shares NIS 0.0001 par value                              13,505       13,505

            8% "A" Cumulative and Participating shares                       195,768      195,768
            7.5% "C" Cumulative Preferred shares linked to the exchange
              Of the U.S. Dollar convertible to NIS 0.042 par value
              (see Note 12)                                                   10,500       10,500
                                                                            --------     --------
                                                                             219,773      219,773
                                                                            ========     ========