Form 20-F
period 2004-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2005-06-29
CIK 52723

SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

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

      Item 17 |X|               Item 18 |_|

TABLE OF CONTENTS

PART I                                                                     Pages
------                                                                     -----
Item 1      Identity of Directors, Senior Management and Advisors             3
Item 2      Offer Statistics and Expected Timetable                           3
Item 3      Key Information:                                                  3
            A.  Selected Financial Data
            B.  Capitalization and Indebtedness
            C.  Reasons for the Offer and Use of Proceeds
            D.  Risk Factors
Item 4      Information on the Company:                                       6
            A.  History and Development of the Company
            B.  Business Overview
            C.  Property, Plants and Equipment
Item 5      Operating and Financial Review and Prospects                     10
            A.  Business Policy
            B.  Liquidity and Capital Resources
            C.  Loss recognition of doubtful debts
            D.  Income recognition on loans
            E.  Loan restructuring gains or losses
            F.  Results of operations
            G.  Shareholders' equity
            H.  Principal Balance Sheet items
            I.  Investee companies
            J.  Critical Accounting Policies
            k.  Trend information
            L.  Off- Balance Sheet Arrangements
            M.  Aggregate Contractual Obligations
Item 6      Directors, Senior Management and Employees                       16
            A.  Board of Directors
            B.  Bank's Management
            C.  Personnel
Item 7      Major Shareholders and Related Party Transactions                18
Item 8      Financial Information                                            18
Item 9      The Offer and Listing                                            18
Item 10     Additional Information                                           18
            A.  Share Capital
            B.  Material Contracts
            C.  Exchange Controls
            D.  Taxation
            E.  Dividend and Paying Agents
            F.  Statement by Experts
            G.  Documents on Display
            H.  Subsidiary Information
Item 11     Quantitative and Qualitative Disclosure about Market Risks       23
Item 12     Description of Securities Other Than Equity Securities           24

PART II
-------

Item 13     Defaults, Dividend Arrearages and Delinquencies                  25
Item 14     Material Modifications to the Rights of Security Holders
              and Use of Proceeds                                            25
Item 15     Controls and procedures                                          25
Item 16     Reserved                                                         25
Item 16A    Audit Committee Financial Expert                                 25
Item 16B    Code of ethics                                                   25
Item 16C    Principal accountant fees and services                           25

PART III
--------

Item 17     Financial Statements                                             26
Item 18     Exhibits                                                         26
Item 19     Signatures                                                       26
            Certifications

                                    FORM 20-F

PART I

ITEM 1 . IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3. KEY INFORMATION:

      A.    SELECTED FINANCIAL DATA

            Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December 1987) and from 2004 in reported amounts - see note 1c to the financial statements:

                                                                      December 31,
                                                 ----------------------------------------------------
                                                   2004       2003       2002       2001       2000
                                                 ----------------------------------------------------
            Rate of Exchange -
                         1US$ = NIS                 4.308      4.379      4.737      4.416      4.041

            Consumer Price Index (points)          437.56     432.34     440.65     413.77     408.00

                                                 Reported                   Adjusted
                                                 amounts                    amounts
                                                 --------   -----------------------------------------
            ASSETS

            Cash in hand and deposits with
                      Banks                        56,421     38,586     57,637     35,343     23,311

            credit to the public                  238,372    251,618    278,078    323,694    366,412

            credit to the Government of Israel     22,122     29,839     30,159     25,459     31,407

            Investment in affiliate                 1,058      1,025        969        951        914

            Bank premises and equipment               299        343        375        329        377

            Other assets                            2,192      2,118      1,629      1,505      1,305
                                                 --------   --------   --------   --------   --------
            Total assets                          320,464    323,529    368,847    387,281    423,726
                                                 ========   ========   ========   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                             December 31,
                                                  ------------------------------------------------------------------
                                                     2004          2003          2002          2001          2000
                                                  ----------    ----------    ----------    ----------    ----------
                                                   Reported
                                                    amounts                Adjusted amounts
                                                  ----------    ----------------------------------------------------
Deposits from the public                                 880         1,022         1,077         1,834         1,519
Deposits from the Government
           of Israel                                 443,316       438,291       436,946       440,144       439,516
Other liabilities                                      7,568         7,930         7,442         7,963        27,265
         Deferred deposits from the
           Government of Israel                      991,919       895,672       799,118       743,838       681,868
Deferred capital notes
           Held by the public                             --            --        39,435        39,387        37,231
           Held by the Government                     73,835        75,052        79,602        78,792        72,436
Non-participating preference
           shares                                         11            11            11            12            11
Shareholders' deficiency                          (1,197,065)   (1,094,449)     (994,784)     (924,689)     (836,120)
                                                  ----------    ----------    ----------    ----------    ----------

Total liabilities and shareholders' equity           320,464       323,529       368,847       387,281       423,726
                                                  ==========    ==========    ==========    ==========    ==========

LOSS FROM FINANCING ACTIVITIES

     Loss from financing activities before
         allowance for doubtful debts:
                    Interest expense                (122,568)     (118,202)      (82,106)      (96,012)      (86,141)
         Interest income                              28,508        31,143        20,238        23,051        25,074
                                                  ----------    ----------    ----------    ----------    ----------

                                                     (94,060)      (87,059)      (61,868)      (72,961)      (61,067)
       Increase in allowance for doubtful debts           --        (3,500)           --        (6,269)           --
                                                  ----------    ----------    ----------    ----------    ----------
       Loss from financing activities after
        allowance for doubtful debts                 (94,060)      (90,559)      (61,868)      (79,230)      (61,067)
                                                  ==========    ==========    ==========    ==========    ==========
Net loss for the year                               (102,616)      (99,665)      (70,095)      (88,569)      (70,516)
                                                  ==========    ==========    ==========    ==========    ==========
Net loss per ordinary share

Loss per NIS 1 nominal value
      of share capital                               (490.30)      (476.20)      (334.90)      (423.20)      (337.00)
                                                  ==========    ==========    ==========    ==========    ==========

Share Capital

Share capital of the Bank (in nominal values)

                                                               December 31,
                                                         -----------------------
                                                            2004         2003
                                                         ----------   ----------
                                            Authorized    Issued and Outstanding
                                            ----------   -----------------------
                                                            NIS
                                            ------------------------------------

Ordinary Shares of NIS 0.0001                   37,970       13,505       13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001              201,530      195,768      195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)        10,500       10,500       10,500
                                            ----------   ----------   ----------

                                               250,000      219,773      219,773
                                            ==========   ==========   ==========

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

      On February 7, 2005 a letter from the Government Companies Authority was received by the Bank according to which the Government Companies Authority intends to bring to the Ministers Committee for Privatization a proposal about the privatization of the Bank by selling material assets and in the end of the process to liquidate the Bank. On May 9, 2005 the opinion of the Board of Directors regarding the proposal was submitted to the Government Companies Authority.

      On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005 and cancellation of its membership in the clearing - house 60 days after this date. On April 14, 2005 the Bank submitted a petition to the High Court of Justice in order to receive an order nisi and a temporary order against the Bank of Israel, the temporary governor, the License Committee and the Supervisor of Banks. On April 19, 2005, Her Honor, the Justice Hayut ruled that: "at this stage there is no place for a temporary order ". The hearing on the petition was on May 16, 2005 and to date of the preparing of the financial statements a decision has yet to have been received. In an answer to the Bank's request, an approval from the Governor was received on May 25, 2005 for continuation of the Bank's membership in the clearing - house until July 31, 2005 under the condition that the Bank will follow the directives of the Supervisor of Banks.

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

      In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2004 and the current collection anticipated in 2005 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2005, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

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

      Over the years, the Government has become the principal shareholder (as of December 31, 2004: Preferred A shares - 99.52%, Preferred C shares - 93.08%) and, in any case, it is entitled to receive the greater part of the dividend. For several years, there is an arrangement pursuant to which the Government purchases Preferred C shares from those who are willing to sell them.

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

      The accumulative  dividend which was not paid in respect to the years 1999
      - 2004 amounted to NIS 48,559 thousand. In addition, there is a commitment on the part of the Treasury of the State of Israel to cover the linkage differences included in the above amount which amounted to NIS 48,460 thousand.

C.    PROPERTY, PLANTS AND EQUIPMENT

      The Bank's offices are owned by it, and are located at 83 Hashmonaim Street, a prominent business center in Tel-Aviv. These offices are too large for the Bank's present needs, and a portion of the building has been leased.

                                                                          Square
                                                                          Meters
                                                                          ------

      Total space owned by the Bank                                        2,619
                                                                          ======
      Occupied by the Bank (inc. 243 sq/m of public space)                 1,157

      Space for rent                                                       1,462
                                                                          ------
                                                                           2,619
                                                                          ======

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

      In case of dissolution, the Bank will repay these special credit facilities after repaying deposits from the public, from banks, and the other remaining liabilities to the public, the employees of the Bank, and Government deposits.

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

      In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2004 and the current collection anticipated in 2005 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2005, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

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

Arrangements in the Agricultural Sector

This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts. The last date for performance of transactions according to resolution 737 has been extended till August 8, 2005 and in Kav-imut and Kav Ha-Tefer (Border Area) and National "A" Preference area settlements till February 8, 2007.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

As of the date of these financial statements, there are approximately 50 moshavim in respect of which recovery judgments have not yet been granted, and 81 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt that has not been arranged yet for which the allowance for doubtful debts is made on a collective basis.

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

Arrangements in the Agricultural Sector

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

As of the signing of the amendment to the supplementary agreement and until December 31, 2004, a further 41 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 37 kibbutzim which have been classified as real estate, and there remain 4 kibbutzim which have not yet joined.

The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 141 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 11,699 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 2,537 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Loss recognition of doubtful debts

Allowance for losses on loans to the Moshavim were recognized in prior years, in accordance with management estimates, and in concurrence with directives issued to the banks by the "Bank's Supervisor", a department of the Bank of Israel. The Bank's Supervisor has the overall information of the indebtedness to all the banks in Israel. Total allowance on Moshavim loans amounted on December 31, 2004 to about 90% of the total amounts owed by the Moshavim to the Bank.

Impaired loans to Kibbutzim are carried net of the aforesaid Government grants (see Category 2 above). The reported net amounts represent the expected recoverable amounts. As explained above, these amounts are to be settled by new long term loans, to be undertaken by the Kibbutzim (linked to the Consumer Price Index, and bearing interest, presently about 4%-5% p.a.). Thus, as of December 31, 2004, the total amount of loans outstanding to Kibbutzim, net of specific allowances and of Government "grants", received to that date amounted to NIS 84 million.

Deposits to finance the said restructuring of long-term loans are financed by the Government of Israel.

In view of the aforesaid, loss recognition on the impaired loans is compatible with both Israel and U.S. GAAP in terms of "Constant Shekels" (Shekel amounts adjusted to changes in general price level) and from 2004 in reported amounts (See note 1c to the financial statements).

Income recognition on loans

Income on non-impaired loans, or restructured loans, is recognized as accrued according to the contractual respective terms.

In accordance with the directives of the Supervisor of Banks dated October 16, 1994, the Bank may not recognize revenues from linkage differences and interest with respect to the debts of Moshavim which have not yet settled their debts. Further, in accordance with Israeli GAAP, the comparative data in the financial statements are presented in terms of adjustment to the Consumer Price Index as of balance sheet date (a technical linkage of the comparative data was made according to the annual increase in the Index) and from 2004 the adjustment ceased (See Note 1c to the financial statements).

Subsequent to the aforementioned, there is an erosion in the above mentioned debts for the Moshavim which have not yet entered into an arrangement at the rate of the increase in the annual Index in prior years. The loss resulting from this erosion is included in the loss from financing activities in the statement of operations in prior years.

Results of Operations

Major factors affecting results of operations in 2004 were:

o The non-recognition of interest income (including linkage) on portion of Moshavim debt, as explained above.

o     The high interest rate of the deferred deposits.

o     The high interest rate of the deferred capital notes.

The Bank's loss from financing activities, before allowances for doubtful debts, was nominal NIS 94.1 million in 2004 as compared to nominal NIS 67.9 million in 2003. Loss from financing activities, after allowance for doubtful debts, was nominal NIS 94.1 million, compared to nominal NIS 71.4 million in 2003.

The general allowance and the additional allowance together represent 25.41% of the borrowers' debt, under the Bank's responsibility, as of December 31, 2004.

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

Operating and other income totaled nominal NIS 0.6 million in 2004, as compared to nominal NIS 0.7 million in 2003.

Operating and net loss in 2004 were NIS 102.6 million in reported amounts, as compared to NIS 99.7 million in adjusted amounts in 2003, (includes NIS 19.1 million of erosions and adjustments). Net loss per NIS 1 par value Ordinary and Preference "A" share was NIS 490.3 in 2004 (NIS 476.2 in 2003).

Shareholders' Equity

The shareholders' deficiency increased from NIS 1,094.4 million in adjusted amounts at the end of 2003, to a deficiency of NIS 1,197.1 million at the end of 2004 in reported amounts.

On December 31, 1991, Government deposits in the amount of NIS 180 million were converted (December 31, 2004 - NIS 991.9 million) to deferred deposits, while the maturity date for a portion thereof was determined for January 1, 2000.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 26, 2005, their maturity date was deferred until July 31, 2005, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

On June 26, 2005 the Accountant General approved the extension of the maturity date to July 31, 2005.

The ratio of capital to credit risk components, computed according to the provisions of the Supervisor of Banks, is negative and, at the end of December 2004, amounted to (108.44%).

Principal Balance Sheet Items

The assets and liabilities of the Bank at the end of 2004 and 2003 were as follows (in thousands of NIS):

                                                       Year ended December 31,
                                                      -------------------------
                                                         2004           2003
                                                       Reported       Adjusted
                                                        amounts        amounts
                                                      ----------     ----------

Total Balance Sheet                                      320,464        323,529
Credit to the Public                                     238,372        251,618
Credit loans to the Government of Israel                  22,122         29,839
Cash and Bank Deposits                                    56,421         38,586
Deposits from the Public                                     880          1,022
Deposits from the Government                             443,316        438,291
Capital Notes and Deferred Deposits                    1,065,754        970,724
Shareholders' Equity (deficit)                        (1,197,065)    (1,094,449)

(*)   Includes  credit for which the  Government is  responsible in an amount of
      130.4 million NIS as the deposits to cover it are included partly in the deposits from the Government and partly in deferred deposits.

Investee Companies

The  Bank's  affiliated   company  -  The  Palestine   Agricultural   Settlement
Association Ltd. (50% owned by the Bank, 49.9% of voting rights) was involved, in the past, in financing activities, but in recent years has been only collecting debts.

The Board of Directors of the affiliated company decided to close the company and to terminate its activity. A committee has been established to examine all the relevant aspects of this decision.

Critical Accounting policies

Critical Accounting Policies refers to the allowance for doubtful debts

The Bank bases its judgment on the above allowance on its experience and various assumptions that it believes to be reasonable under the circumstances. Material changes in the arrangements if any, are likely to obligate additional allowances. Please refer to Note 1I to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2004 for more details.

Trend Information

Not Applicable

Off- Balance Sheet Arrangements

Please see Note 13 to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2004 for more details.

Aggregate Contractual Obligations

Please see Item 4 and Item 5 in this Annual Report on Form 20-F for more details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors

      In the course of 2004, 10 Board meetings were held, as well as 12 meetings of various Board Committees.

      Board changes in 2004 and as of June 2005 were -
      Directors whose term began:

              Name                       Beginning Date
      ------------------------      ----------------------------

      Kulas Eliezer, Adv.                May 30, 2004
      Zibin Nehama, Adv.                 November 18, 2004
      Medleg Gamal                       May 30, 2004
      Grinfeld Elisha, Adv.              February 18, 2004
      Dadon-Israeli-Bar                  February 3, 2004

      Roster of Directors, their principal occupation and other directorships held by them:

                Name                    Principal Occupation                   Other Directorship
      ------------------------     -------------------------------     ---------------------------------
      Kulas Eliezer, Adv.          Attorney                            --

      Helmaliah Dorit              General  manager of  business       --
                                   development  center in Kiryat
                                   Shmone and Ezba Hagalil

      Grinfeld Elisha, Adv.        Attorney                            The    company    for     the
                                                                       Reconstruction &  Development
                                                                       of the Jewish Quarter.

      Dadon-Israeli -Bar           Education Program  Manager in       Internet Zahav
                                   Microsoft

      Lamdani Ariel                Economist, Ministry of              --
                                   Agriculture

      Fredkin Israel               Self employed - agriculturist       Tagmulim in the Moshavim Ltd.

      Medleg Gamal                 Economist, Ministry of              --
                                   Agriculture

      Zibin Nehama, Adv.           Attorney                            Omnitek, Meshulam Levinstein,
                                                                       TTI

      Bank's Management

      Name                             Major Responsibility
      -----------------------      ------------------------------------------

      Patalovsky Lea                   General Manager

      Sitton Moshe                     Assistant General Manager,
                                       Manager of Credit, Collection and
                                       Current Accounts

      Levi Noah, Adv.                  Chief Legal adviser of the Bank

                                       CFO,   Secretary   of   the   Bank,
      Cohen Yacov                      Director of Human Resources and
                                       Personnel.

      Gelem Avigdor                    Manager of information system

      Birenboim Zeev                   Internal Auditor

      Remuneration

      Salaries, benefits and provisions of the five highest paid executives among the Bank's officers (all amounts NIS in thousands).

                                            Provisions for Severance
                                              Pay, Provident Funds,
                                              Pensions, Continuing      Total-Salary
                                            Education Programs, Sick      and Other       Other
              Name                Salary      Pay, Leave Pay, etc.        Benefits       Payments
-------------------------------------------------------------------------------------------------
In 2004 - Reported amounts
Patalovsky Lea                      359               114                    473            --
Sitton Moshe                        314                93                    407             1
Levi Noah                           274                79                    353             1
Gelem Avigdor                       251                74                    325             1
Cohen Yacov                         229                73                    302             1
Littman Amnon (*)                    70                37                    107            --

(*) Retired in April 1, 2004

In 2003 - Adjusted amounts
Patalovsky Lea                      381               105                    486            --
Sitton Moshe                        328                96                    424             1
Littman Amnon                       315                84                    399             1
Levi Noah                           284                82                    366             1
Cohen Yakov                         243                65                    308             1

      Personnel

      At the end of 2004, 27 persons were employed by the Bank (24.5 full-time positions), as compared with 28 persons (25.75 full-time positions) at the end of 2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A summary of the operating results with related parties:

                                                              Year ended
                                                             December 31
                                                        ------------------------
                                                           2004          2003
                                                             (In thousands)
                                                        ------------------------
                                                         Reported      Adjusted
                                                          amounts       amounts
                                                        ----------    ----------

Participation in expenses by the affiliate                   95            95

ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

      Subsidiaries

                                                                             December 31,
                                                                          2004         2003
                                                                        ---------------------
                                                                         (NIS in thousands)
                                                                        Reported     Adjusted
                                                                        amounts      amounts
                                                                        --------     --------
      (a)   Investment in shares
            Cost of shares                                                22,533       22,533
            Post acquisition losses                                      (21,475)     (21,508)
                                                                        --------     --------
            Total investment                                               1,058        1,025
                                                                        ========     ========

      (b)   Details of subsidiaries                                       Affiliated Company

            Name of company:                                          The Palestine Agricultural
                                                                      Settlement Association Ltd.
            Company details:                                            Agricultural Financial
                                                                             Institution
                                                                        ---------------------
                                                                          2004         2003
                                                                        --------     --------
            Capital with rights for dividends
               - percentage of holding                                      50.0         50.0
            Capital with voting rights
               - percentage of holding                                      49.9         49.9
            Investments in shares-equity basis                             1,058        1,025
            Contribution to net profit (loss) on ordinary activities          33           56

      (c) Affiliated Company - The Palestine Agricultural Settlement Association Ltd.

            Balance Sheet

                                                                    December 31,
                                                                --------------------
                                                                  2004        2003
                                                                 (NIS in thousands)
                                                                --------------------
                                                                Reported    Adjusted
                                                                amounts     amounts
                                                                --------    --------
      Assets

      Loans out of designated deposits by the State of Israel      5,044       6,518

      Loans out of designated deposits by the Jewish Agency        1,346       3,991

      Other loans                                                  2,586       2,715

      Cash and deposits with banks                                 2,319       2,198

      Other assets                                                     9          18
                                                                --------    --------

                                                                  11,304      15,440
                                                                ========    ========

      Liabilities and Shareholders' Equity

      Designated deposits from the Government of Israel            5,148       6,692

      Designated deposits from the Jewish Agency                   3,905       6,574

      Other liabilities                                              134         124

      Shareholders' Equity                                         2,117       2,050
                                                                --------    --------

                                                                  11,304      15,440
                                                                ========    ========

The Bank's share in equity, 50% of NIS 2,117 thousand, namely in the amount of NIS 1,058 thousand, is shown in (a) above.

The Jewish Agency holds the other 50% in equity, but also holds a "casting share". This share entitles the Agency to a casting vote in any general meeting and in any meeting of the board of directors.

The Board of Directors of the affiliated company decided to close the company and to terminate its activity. A committee has been established to examine all the relevant aspects of this decision.

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

      The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 26, 2005, their maturity date was deferred until July 31, 2005, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

      Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 26, 2005 the Accountant General approved the extension of the maturity date to July 31, 2005.

      The 7.5% Cumulative Redeemable Preference "C" shares of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.

      Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

      On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005 and cancellation of its membership in the clearing - house 60 days after this date. On April 14, 2005 the Bank submitted a petition to the High Court of Justice in order to receive an order nisi and a temporary order against the Bank of Israel, the temporary governor, the License Committee and the Supervisor of Banks.

      On April 19, 2005, Her Honor the Justice Hayut, ruled that: "at this stage there is no place for a temporary order ".

      The hearing on the petition was on May 16, 2005 and to date of the preparing of the financial statements a decision has yet to have been received.

      In an answer to the Bank's request, an approval from the Governor was received on May 25, 2005 for continuation of the Bank's membership in the clearing - house until July 31, 2005 under the condition that the Bank will follow the directives of the Supervisor of Banks.

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

      The cumulative  dividend which was not paid with respect to the years 1999
      - 2004 amounts to NIS 48,559 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amounts to NIS 48,460 thousand. In prior years, a dividend was paid as noted in Note 12 to the financial statements.

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

      The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2004, the general and additional allowances represent 25.41% of total credit for which the Bank is responsible.

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

      A -10% movement in the level of the exchange rate of the Israeli shekel against the U.S. dollar, with all other variables held constant, would not affect the fair value of the assets. Liabilities would be effected by about adjusted NIS 7.4 million.

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

            Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 26, 2005 the Accountant General approved the extension of the maturity date to July 31, 2005.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None

ITEM 15. CONTROLS AND PROCEDURES

      (A) Disclosure controls and procedures. The Bank's General Manager and Chief financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the General Manager and Chief financial Officer concluded that the Bank has in place appropriate controls and procedures designed to ensure that information required to be disclosed by the Bank in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and rules hereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

      (B) Internal controls. Since the date of the evaluation described above, there have not been any changes in the Bank's internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      In a Board meeting on January 16, 2005, it was resolved that due to the limited activity of the Bank, focused on restructuring and collection of debts of the agricultural sector, the appropriate number of directors with financial expertise is one. Mr. G. Medleg, MBA, who in the last five years was employed as an economist in the Ministry of Agriculture and since 1999 serves as a member of the audit committee of the Institute of Wine in Israel and also as a management member of the Institute. Mr. G. Medleg is a civil servant (the Government of Israel is the main shareholder of the Bank)

ITEM 16B. CODE OF ETHICS

      The Israel Securities Authority executed a draft directive regarding a Code of Ethics. The draft has been sent to the Finance Committee of the Knesset but has yet to be discussed. The Bank of Israel also intends to adopt the above draft directives which will take effect after being approved by the Knesset. The Bank is in a process of instituting a Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      On February 25, 2003 the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2003 in an amount not to exceed NIS 165,000 (plus VAT).

      All the members of the Audit Committee are members of the Board of Directors.

      On August 2, 2004, the Government Companies Authority approved the above amount for the year 2003.

      On May 27, 2004, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2004 in an amount not to exceed NIS 165,000 (plus VAT).

      After finishing all the audit work for the year 2004, a final approval will be given by the Government Companies Authority.

      There were no other services provided.

      The fees for professional services for the 2 years ended December 31, 2004 were as follows

      =========================================
                              2004        2003
                              NIS         NIS
      -----------------------------------------
      Audit fees            165,000     165,000
      =========================================

PART III

ITEM 17. FINANCIAL STATEMENTS

      See pages F-1 to F-48 incorporated herein by reference

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

                                                 Israel Bank of Agriculture Ltd.


                                                       /s/ Lea Patalovsky
                                                 -------------------------------
                                                         Lea Patalovsky
                                                         General Manager

Date: June 26, 2005

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                      INDEX

                                                                          Page
                                                                        --------

Report of Independent Auditors                                              2

Balance Sheets                                                            6 - 7

Statements of Operations                                                    8

Statements of Changes in Shareholders' Deficiency                           9

Statements of Cash Flows                                                    10

Notes to the Financial Statements                                           11

                       [LETTERHEAD OF ROSENBLUM-HOLTZMAN]

                         Report of Independent Auditors
                               To the Shareholders

                                       of

                         ISRAEL BANK OF AGRICULTURE LTD.

We have audited the accompanying balance sheets of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2004 and 2003, and the related statements of operations, changes in equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an affiliate the investment in which on the equity basis of accounting totaled NIS 1,058 thousand and NIS 1,025 thousand as of December 31, 2004 and 2003, respectively, and the Bank's share in the net income of which totaled NIS 33 thousand and NIS 56 thousand for the years then ended, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.We were not engaged to perform audits of the Bank's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the cicrumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2004 and 2003 and, the results of its operations, and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See Note 20).

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting priods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel, except the items in the statements of operations in 2003 upto and including the item operating profit before tax which are stated in reported amounts (as detailed in Note 1C) in accordance with the instructions of the Supervisor of banks in Israel.

The accompanying financial statements have been prepared assuming that the Bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2) and the maturity date of the principal of the capital notes held by the government as stated in Note 11, and on the basis that current cash collections of the Bank will enable it to pay operating expenses (mainly salaries) and interest to the Government as stated in Note 1A(2) (c). The Bank has a shareholder's deficiency amounting to NIS 1,197 million as of December 31, 2004 and the ratio of capital to credit risk components, calculated according to the provisions of the Supervisor of Banks is negative and amounts to (108.44%). Further, the maturity date of the Government deposits and the principal of the capital notes held by the Government was postponed to March 31, 2005. The Government intends, during the period until the maturity date of the Government deposits , to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty (See Note 21 to the financial statements).


                                                     Rosenblum-Holtzman
                                             Certified Public Accountants (Isr.)

Tel Aviv, Israel
February 27 ,2005
Except for Note 21, as to which the date is June 26, 2005.

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


           ROSENBLUM HOLTZMAN                      KOST FORER & GABBAY
   Certified Public Accountants (Isr.)     Certified Public Accountants (Isr.)

Haifa, Israel
March 2, 2003
Except for Note 22, as to which the date is June 24, 2003.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                           As of December 31
                                                       -------------------------
                                                          2004          2003
                                                        Reported      Adjusted
                                              Note     amounts (1)   amounts (2)
                                            --------   -----------   -----------

ASSETS

    Cash on hand and deposits with banks        2          56,421        38,586

    Credit to the public                        3         238,372       251,618

    Credit to the Government of Israel          4          22,122        29,839

    Investment in affiliate                     5           1,058         1,025

    Bank building and equipment                 6             299           343

    Other assets                                7           2,192         2,118
                                                        ---------     ---------

TOTAL ASSETS                                              320,464       323,529
                                                        =========     =========

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.


       /s/ Mr. E. Kulas, Adv.    /s/ Ms. L. Patalovsky       /s/ Mr. Y. Cohen
      ------------------------   ---------------------   -----------------------
         Mr. E. Kulas, Adv.        Ms. L. Patalovsky           Mr. Y. Cohen
      Chairman of the Board of      General Manager      Chief Financial Officer
            Directors

Date of approval of the financial statements: February 27, 2005

     The accompanying notes are an integral part of the financial statements


                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                   As of December 31
                                                              ---------------------------
                                                                  2004           2003
                                                                Reported       Adjusted
                                                    Note       amounts (1)    amounts (2)
                                                  --------    -----------    ------------
LIABILITIES AND SHAREHOLDERS'
DEFICIENCY

Deposits from the public                              8               880          1,022
Government of Israel deposit                          9           443,316        438,291
Other liabilities                                    10             7,568          7,930
                                                              -----------    -----------
                                                                  451,764        447,243

Deferred deposits from the Government of Israel      11           991,919        895,672

Deferred capital notes:
    Held by the Government                           11            73,835         75,052
                                                              -----------    -----------

Total liabilities                                               1,517,518      1,417,967

Non-participating Preferred Shares                                     11             11

Shareholders' deficiency                                       (1,197,065)    (1,094,449)
                                                              -----------    -----------

Total liabilities and shareholders' equity                        320,464        323,529
                                                              ===========    ===========

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                                 For the year ended
                                                                                                     December 31
                                                                                     -------------------------------------------
                                                                                         2004            2003            2002
                                                                                     -----------     -----------     -----------
                                                                                               Reported               Adjusted
                                                                           Note               amounts (1)            amounts (2)
                                                                         --------    ----------------------------    -----------
Loss from financing activities
Loss from financing activities before allowance for
  doubtful debts (4)                                                        15           (94,060)        (67,918)        (61,868)
Increase in allowance for doubtful debts                                    3c                --          (3,500)             --
                                                                                     -----------     -----------     -----------
Loss from financing activities after allowance for doubtful debts                        (94,060)        (71,418)        (61,868)
                                                                                     -----------     -----------     -----------
Operating and other income
Rental income                                                                                426             542             508
Other income                                                                16               129             113              87
                                                                                     -----------     -----------     -----------
Total operating and other income                                                             555             655             595
                                                                                     -----------     -----------     -----------
Operating and other expenses
Salaries and related expenses                                               17             6,508           7,019           6,616
Depreciation on bank building and equipment                                                   44              43              34
Building and equipment maintenance                                                         1,152           1,117             667
Other expenses                                                              18             1,440           1,629           1,524
                                                                                     -----------     -----------     -----------
Total operating and other expenses                                                        (9,144)         (9,808)         (8,841)
                                                                                     -----------     -----------     -----------
Operating loss in reported amounts                                                      (102,649)        (80,571)        (70,114)
Erosions and adjustments (3)                                                                  --         (19,150)             --
                                                                                     -----------     -----------     -----------
Operating loss                                                                          (102,649)     (2)(99,721)        (70,114)
Equity in profits of an affiliate                                                             33      (2)     56              19
                                                                                     -----------     -----------     -----------
Net loss for the year                                                                   (102,616)     (2)(99,665)        (70,095)
                                                                                     ===========     ===========     ===========

Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
  (Note 1(k)

Operating loss for the year per Ordinary Share and
  Preferred "A" share                                                                    (490.30)   (2)  (476.20)        (334.90)
                                                                                     -----------     -----------     -----------
Income from financing activities before allowance for doubtful
  debts, interest on Government deposits and deferred capital notes                        7,861          21,598           3,253

Interest on Government deposits and deferred capital notes                              (101,921)        (89,516)        (65,121)
                                                                                     -----------     -----------     -----------
(4) Loss from financing activities before expense before
allowance for doubtful debts                                                             (94,060)        (67,918)        (61,868)
                                                                                     ===========     ===========     ===========

(1) For the year 2004 - Cessation of the adjustment for the effect of inflation based on Dec 2003 CPI. For the year 2003 - Cessation of the adjustment for the effect of inflation based on Dec 2002 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

(3) Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating loss, in reported amounts.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                   Total
                                                                outstanding
                                Outstanding     Receipts on    share capital                        Total
                                   share         account of     and capital     Accumulated      shareholders'
                                  capital          shares         reserves        deficit         deficiency
                                ------------    ------------   -------------    ------------     -------------
                                   Amounts adjusted for the effect of inflation based on December 2003 CPI
                                ------------------------------------------------------------------------------
Balance at January 1, 2002           864,568         308,479       1,173,047      (2,097,736)        (924,689)

Loss for the year                         --              --              --         (70,095)         (70,095)
                                ------------    ------------    ------------    ------------     ------------
Balance at January 1, 2003           864,568         308,479       1,173,047      (2,167,831)        (994,784)

Loss for the year                         --              --              --         (99,665)         (99,665)
                                ------------    ------------    ------------    ------------     ------------

                                                                Reported amounts (*)
                                ------------------------------------------------------------------------------
Balance at January 1, 2004           864,568         308,479       1,173,047      (2,267,496)      (1,094,449)

  Loss for the year                       --              --              --        (102,616)        (102,616)
                                ------------    ------------    ------------    ------------     ------------
Balance at December 31, 2004         864,568         308,479       1,173,047      (2,370,112)      (1,197,065)
                                ============    ============    ============    ============     ============

(*) Cessation of the adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                    For the year ended
                                                                                        December 31
                                                                         ----------------------------------------
                                                                            2004           2003           2002
                                                                          Reported             Adjusted
                                                                         amounts (1)          amounts (2)
                                                                         ----------     -------------------------
Cash flows from operating activities:
Loss for the year                                                          (102,616)       (99,665)       (70,095)

Adjustments to reconcile the cash flows used in operating activities:
 Equity in the profits of an affiliate                                          (33)           (56)           (19)
 Depreciation on the bank's building and equipment                               44             43             34
                                                                         ----------     ----------     ----------
Net cash used in operating activities                                      (102,605)       (99,678)       (70,080)
                                                                         ----------     ----------     ----------

Cash flows from investing activities
Credit to the public                                                         13,246         26,460         45,616
Credit to the Government of Israel                                            7,717            320         (4,701)
Purchase of equipment                                                            --            (11)           (80)
Other assets                                                                    (74)          (489)          (123)
                                                                         ----------     ----------     ----------
Net cash provided by investing activities                                    20,889         26,280         40,712
                                                                         ----------     ----------     ----------

Cash flows from financing activities:
Deposits from the public, net                                                  (142)           (55)          (756)
Deposits from the Government, net                                             5,025          1,345         (3,199)
Other liabilities, net                                                         (362)           488           (520)
Deferred Government deposits                                                 96,247         96,554         55,280
Deferred capital notes, net                                                  (1,217)       (43,985)           857
                                                                         ----------     ----------     ----------
Net cash provided by financing activities                                    99,551         54,347         51,662
                                                                         ----------     ----------     ----------

Increase (Decrease) in cash on hand and deposits with banks                  17,835        (19,051)        22,294
Balance of cash on hand and deposits with banks
  at the beginning of the year                                               38,586         57,637         35,343
                                                                         ----------     ----------     ----------
Balance of cash on hand and deposits with banks
  at the end of the year                                                     56,421         38,586         57,637
                                                                         ==========     ==========     ==========

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

                                 INDEX TO NOTES

  Note                                                                              Page
--------                                                                          --------
 1.        The Bank, Its Main Activities and Significant Accounting Policies      12 -  21

 2.        Cash on Hand and Deposits with Banks                                      22

 3.        Credit to the Public (Less Allowances for Doubtful Debts)              22 -  30

 4.        Credit to the Government of Israel                                        30

 5.        Investment in an Affiliate                                             30 -  31

 6.        Building and Equipment                                                    32

 7.        Other Assets                                                              33

 8.        Deposits from the Public                                                  33

 9.        Deposits from the Government                                              33

10.        Other Liabilities                                                         34

11.        Deferred Government Deposits and Deferred Capital Notes                   35

12.        Share Capital                                                          36 -  37

13.        Contingent Liabilities, Claims and Commitments                            38

14.        Related Parties                                                        38 -  39

15.        Loss from Financing Activities Before Allowance for Doubtful Debts        40

16.        Commissions and Other Income                                              41

17.        Salaries and Related Expenses                                             41

18.        Other Expenses                                                            41

19.        Income Taxes                                                              42

20.        Reconciliation Between Israel GAAP and U.S. GAAP                       42 -  44

21.        Subsequent events                                                         45

22.        Information on the basis of Nominal Historical Data for tax purposes   46 -  48

23.        Other Information in Nominal Values                                       48

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2004
--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies

      A.    General

            1. The financial statements have been prepared in accordance with the directives of the Supervisor of Banks, regarding the preparation of annual financial statements by banking corporations and in accordance with accounting principles generally accepted in Israel ("Israel GAAP") and accounting principles of the Israel Accounting Standards Board. The accounting policies, according to which the financial statements were prepared, have been applied consistently except for the required changes from the transition in 2004 to nominal accounting reporting (See Note 1C). Israeli GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as applicable to the financial statements of the Bank, differ in certain respects (see note 20).

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
(Cont.)

      A.    General (Cont.)

                  (a)   (Cont.)

                        The maturity date for the deposits has been extended several times pursuant to approvals received from the Accountant General. Under the last extension, which was approved by the Accountant General on February 13, 2005, their maturity date was deferred until March 31, 2005. The approval was granted, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

                  (b)   In  accordance  with  the  Deposit  Agreement,  the Bank
                        agreed not to extend credit in excess of what it is obligated pursuant to the framework of the arrangements for the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of comprehensive arrangements in the agricultural sector, these will be only upon authorization of the accountable ministers, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans, which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Existing deposits from the public will be renewed in coordination with the Bank of Israel.

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

                        In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2004, and the current collection anticipated in 2005 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2005, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
(Cont.)

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

      C.    Financial Statements Presentation Basis

            (1)   General

                  The Bank prepares and presents its financial statements in Israeli currency (NIS). Commencing in 2004, the Bank applies the directives of Accounting Standard No. 12 with regard to "Cessation of Adjustments Financial Statements for Inflation" of the Israeli Accounting Standards Board (hereinafter: "the IASB"). In accordance with this standard and in accordance with Accounting Standard No. 17 from December 2002, the Bank ceased from the above date the adjustments of the financial statements to inflation and uses transitional directives for nominal accounting reporting as described below. However, the comparative figures in these financial statements are based on the financial data as adjusted that were previously reported, except income and expenses that were included in the operating loss in 2003 as follows.

            (2)   The starting point for preparing the financial statements:

                  (a)   The  Bank  prepared  its  financial  statements  on  the
                        accepted basis of historical cost adjusted to the Consumer Price Index ("CPI"). The adjusted amounts, as aforesaid, that were included in the financial statements as of December 31, 2003 (transition date) were the starting point for the nominal accounting reporting from January 1, 2004. Additions that were made after the transition date were included in nominal values.

                        Accordingly, the amounts reported in 2004 are composed as follows: Amounts before the transition date, are composed of the amounts adjusted to NIS of December 31, 2003 with the addition of amounts in nominal values added subsequent to the transition date, and subtracting amounts deducted subsequent to the transition date (the subtraction of the above amounts is in adjusted amounts to the transition date, in nominal values or in combination of both respectively).

                        All the amounts from the period after the transition date are included in the financial statements in nominal values.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant  Accounting Policies
(Cont.)

      C.    Financial Statements Presentation Basis(Cont.)

            (2)   The starting  point for  preparing  the  financial  statements
                  (Cont.)

                  (b) The values of the non-monetary items do not necessarily represent their economic value, but rather the balance of their reported cost.

                  (c) In the financial statements, the terms "cost" and "equity" means cost and equity in reported amounts, unless expressly stated otherwise.

                  (d) The comparative figures included in these financial statements are adjusted for the effects of inflation in Israel as of the end of previous reporting dates (i.e., effects of inflation as of the transition date) except income and expenses included in the operating loss as follows:

            (3)   Financial statements in reported amounts

                  a.    Definitions

                        Adjusted amount               -  Historical  nominal  amount  adjusted in
                                                         accordance  with Statements 23 and 36 of
                                                         the   Institute  of   Certified   Public
                                                         Accountants in Israel.

                        Reported amount               -  Adjusted  amount  as of  the  transition
                                                         date with the  addition  of  amounts  in
                                                         nominal values that were added after the
                                                         transition date, and net of amounts that
                                                         were deducted after the transition date.

                        Adjusted financial reporting  -  Financial  reporting based on Statements
                                                         23,  36  and  50  of  the  Institute  of
                                                         Certified Public Accountants in Israel.

                        Nominal financial statements  -  financial  reporting  based on  reported amounts.

                  b.    Balance Sheet

                        (1)   Non-monetary items are stated in reported amounts.

                        (2) Monetary items are stated in nominal historical values as of the balance sheet date.

                        (3)   Equity  in  an   investment  in  an  affiliate  is
                              determined   on  the   basis   of  the   financial
                              statements in reported amounts of this company.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant  Accounting Policies
(Cont.)

      C.    Financial Statements Presentation Basis(Cont.)

            (3)   Financial statements in reported amounts (Cont.)

                  c.    Statements of operations

                        (1) Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the changes between reported amount in the beginning of the year and the reported amounts in the end of the year.

                        (2) Other items in the statements of operations are stated in nominal values.

                        (3) In order to have a comparative basis of the financial data of 2004 to the financial data of 2003 and in the view of the significance that the Supervisor of Banks ascribes to the incomes and expenses in the financial results of the banking institutions, the Supervisor of Banks determined that the comparative figures for 2003 will be presented as follows: Profit and loss items, up to and including the item operating loss are presented in reported amounts with the adjustment for the effects of inflation ceased according to the December 2002 CPI.

                              Erosions and adjustments for the effect of inflation according to the December 2003, CPI of income and expenses included in operating profit are presented in the statement of profit and loss as a single amount, in a separate line preceding operating profit and were not allocated to the relevant items.

                              Other items of the statements of operations in 2003 are presented as adjusted for effect of inflation according to the December 2003 CPI.

                        (4) Profit and loss items for 2002 and the years preceding 2002 are presented as adjusted for the effect of inflation according to the December 2003 CPI.

                        (5) The Banks' equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate in reported amounts of this company.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant  Accounting Policies
(Cont.)

      C.    Financial Statements presentation basis (Cont.)

            (4)   Comparative figures - Adjusted amounts for the end of 2003

                  (a)   General

                        Through December 31, 2003, the Bank prepared its financial statements on the basis of the historical cost adjusted for the changes in the general purchasing power of the Israeli currency (NIS) based upon changes in the Consumer Price Index (CPI) in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereinafter: "The Institute").

                        The comparative figures included in these financial statements are based on the adjusted financial statements to the prior reported periods as adjusted for the changes in the General Purchasing Power of the Israeli currency of December 2003 (the index of the transition date)

                  (b)   Balance sheet

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

                  (C)   Statement of operations

                        1. Income and expenses (excluding depreciation and interest income or expenses), have been adjusted on a monthly basis for the increase in the Index, from the month of transaction up to the balance sheet month, net of the adjustments of the opening balances of monetary assets and liabilities.

                              Income and expenses in the unlinked shekel segment were adjusted according to the average balances (on a daily basis) of the previous month, instead of on the basis of the opening monthly balances. The net differences between the adjustments based on average balances and adjustments based on opening monthly balances were carried to other interest income (expense).

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant  Accounting Policies
(Cont.)

      C.    Financial Statements presentation basis (Cont.)

            (4)   Comparative figures - Adjusted amounts for the end of 2003

                  (C)   Statement of operations (Cont.)

                        2. Depreciation has been adjusted on the same basis used for the adjustment of the related balance sheet fixed assets.

                        3. The specific allowance for doubtful debts has been adjusted to the changes in the CPI from the date on which the debt has been determined as doubtful, up to the balance date. See Note 1I. concerning the general allowance.

                        4. The Bank's equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate, as adjusted for the effect of inflation on this company.

                        5. Items of income and expenses included in the operating loss were presented in 2003 where the cessation of the adjustments for inflation is according to the CPI of December 2002

                              The Summary of the nominal data for tax purposes is presented in Note 22.

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

            (2) Monetary balances, which are linked to the CPI, are stated in the balance sheet on the basis of the known CPI as of balance sheet date, according to their contractual terms.

            (3) Assets and liabilities subject to optional linkage, i.e., either to the CPI or to the rate of exchange of the U.S. dollar/NIS, are stated at the higher option.

            (4)   Data on rates of exchange and the Consumer Price Index:

                                                                               Rate of change
                                                  December 31,                  for the year
                                           --------------------------    --------------------------
                                            2004      2003      2002      2004      2003      2002
                                                                            %         %         %
                                           ------    ------    ------    ------    ------    ------
            Rate of exchange of the
             U.S. dollar                    4.308     4.379     4.737      (1.6)    (7.56)     7.27
            Rate of exchange of the
             Euro                          5.8768    5.5331    4.9696      6.21     11.34     27.18
            Consumer Price Index (in
             Points) for the month of
              November                     114.20    113.20     115.4      0.88     (1.91)     6.65
              December                     114.32    112.95     115.1      1.21     (1.87)     6.48

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
(Cont.)

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

            (2) The Bank implemented a directive of the Bank of Israel regarding not recognizing income from interest for the debts related to the Moshav sector, for those Moshavim which have not yet joined the arrangement for settling their debts.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant  Accounting Policies
(Cont.)

      I.    Allowance for doubtful debts (Cont.)

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

            According to the directives of the Supervisor of Banks, adjustments will cease as of January 1, 2005.

            The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2004, the general and additional allowances represent 25.41% of total credit for which the Bank is responsible.

            In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount, which will not be less than the aggregate of the following:

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

      J.    Severance pay and pension and accruals for wage costs

            The liabilities for severance pay and pension are covered by appropriate accruals, which are deposited with reputable pension funds, and by the appropriate liabilities.

      K.    Loss per share

            Loss Per Share was computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel.

      L.    Statement of cash flows

            The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel and subject to the directives of the Supervisor of Banks.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
(Cont.)

      L.    Statement of cash flows (Cont.)

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

      M.    Financial instruments

            The Bank's financial instruments include mainly cash, credit and financial liabilities, which include mainly deferred promissory notes and deposits by the Government and others. Most of the credit extended by the Bank is for the agricultural settlements - kibbutzim and moshavim. The Bank has recorded an allowance for doubtful debts on a prudent and conservative basis. The Bank does not use derivatives.

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

      O. Adoption of recently issued Accounting Standards and their impact on the financial statements

            In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinued adjustment of financial statements. In accordance with this Standard and Accounting Standard No. 17 with respect to the deferral of the implementation of Standard No. 12, financial statements ceased to be adjusted for inflation in Israel commencing January 1, 2004.

            Until December 31, 2003, the Bank prepared its adjusted financial statements in accordance with Opinion No. 36 of Institute of Certified Public Accountants in Israel. The adjusted amounts, which are included in the financial statements as of December 31, 2003, served as the starting point for the nominal financial reporting commencing January 1, 2004.

            The implementation of the above standard mainly affected financing income and expenses items.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 2 - Cash on Hand and Deposits with Banks

                                                                December 31
                                                              2004        2003
                                                            Reported    Adjusted
                                                             amounts     amounts
                                                            --------    --------
                                                              In thousands NIS
                                                            --------------------

      Cash on hand and deposits with the Bank of Israel       56,404      38,553
      Deposits with banks                                         17          33
                                                            --------    --------
      Total                                                   56,421      38,586
                                                            ========    ========
      Cash and deposits for an original period of up to
       three months in the Bank of Israel and banks           56,421      38,586
                                                            ========    ========

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts)

      A.    Composition:

                                                              December 31
                                                       ------------------------
                                                          2004          2003
                                                        Reported      Adjusted
                                                         amounts       amounts
                                                       ----------    ----------
                                                           In thousands NIS
                                                       ------------------------
      Credit (*)                                          124,149       127,217
      Credit from designated deposits (**)                 83,606        95,946
                                                       ----------    ----------
      Total credit to the public for which the Bank
       is responsible                                     207,755       223,163

      Less - general and additional allowances for
       doubtful debts                                     (24,844)      (24,869)
      Special allowance                                    (6,000)       (6,000)
                                                       ----------    ----------
      Total                                               176,911       192,294
                                                       ----------    ----------
      Credit from designated deposits, repayment of
      which to the depositor is conditional upon the
      collection of the loan and includes a margin         61,461        59,324
                                                       ----------    ----------
      Total credit to the public                          238,372       251,618
                                                       ==========    ==========

      The  specific   allowance  for  doubtful   debts  was  deducted  from  the
      appropriate credit items.

(*) An amount of NIS 68,975 thousand (2003 - NIS 60,136 thousand) for which the Bank is not responsible, but which is included as credit extended from the Bank's resources since the deposits are presented as deferred deposits and not as designated deposits.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      B.    Credit to the public for which the Bank is responsible includes (*)

                                                                     December 31
                                                                ----------------------
                                                                  2004         2003
                                                                Reported     Adjusted
                                                                 amounts      amounts
                                                                ---------    ---------
                                                                    In thousands NIS
                                                                ----------------------
            Credit to the agricultural sector

            (a) For which the Bank is responsible (*):

                 Kibbutzim (including factories and regional
                   and national organizations)                     83,285       95,455

                 Moshavim (including factories and regional
                   and national organizations)                    124,470      127,708
                                                                  -------      -------
                Total credit to the Agricultural Sector for
                which the Bank is responsible (**)                207,755      223,163

            (b) Credit for which the Bank is not
                 responsible (*):
                        Balance as of balance sheet date           45,127       40,829
                                                                ---------    ---------
                  Total credit to the Agricultural Sector         252,882      263,992
                                                                =========    =========

(*) Credit for which the Bank is responsible excluding designated deposits. The repayment of these deposits is subject to collection of the respective credit.

(**) An amount of NIS 68,975 thousand (2003 - NIS 60,131 thousand) is not under the Bank's responsibility, but is included in the Bank's responsibility since the deposits are shown as deferred rather than designated.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      B. Credit to the public for which the Bank is responsible includes (*) (Cont.)

            Credit to the Agricultural Sector for which the Bank is responsible includes (*):

                                                                                December 31
                                                                            --------------------
                                                                              2004        2003
                                                                            Reported    Adjusted
                                                                             amounts     amounts
                                                                            --------    --------
                                                                              In thousands NIS
                                                                            --------------------
      (a)  Credit to borrowers which has been rescheduled:
            (1) Credit which was rescheduled in prior years,
                with waiver of income -
                Balance as of balance sheet date                               3,818       4,142

            (2) Credit which was rescheduled during the
                current year without waiver of income -
                Balance as of balance sheet date                               7,037       5,388

      (b) Credit to borrowers which is to be rescheduled, as per the Bank management's decision, but has not yet been rescheduled:

           Balance as balance sheet date                                      87,871      89,628

      (c)  Credit in temporary arrears, balance at balance sheet date             38       3,615

      (d)  Credit under special supervision:
           Balance as of balance sheet date                                   68,043      69,950

      (e) Credit to the agricultural sector for which the Bank is responsible (*), and is not included within the framework of loans to problematic borrowers as above:

           Balance as of balance  sheet date (income in respect of these loans  included in the  statement  of  operations  -NIS 2,260
           thousand (2003 - NIS 2,735 thousand)                               40,948      50,440
                                                                            --------    --------

      Total                                                                  207,755     223,163
                                                                            ========    ========

(*) Credit for which the Bank is responsible excluding credit extended from designated deposits.

      The repayment of these deposits is subject to the collection of the respective loans.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      C.    Allowances for doubtful debts

                                               December 31, 2004                        December 31, 2003
                                                Reported amounts                         Adjusted amounts
                                    --------------------------------------    -------------------------------------
                                                   Allowance                                 Allowance
                                    --------------------------------------    -------------------------------------
                                    Specific(*)  Additional(**)    Total      Specific(*)  Additional(**)   Total
                                    -----------  -------------   ---------    -----------  -------------- ---------
Balance at the beginning
  of the year                          109,011        30,869       139,880       118,373        30,756      149,129
                                     ---------     ---------     ---------     ---------     ---------    ---------
Allowance during the current year                                                  3,500            --        3,500
Decrease in allowances                      --            --            --            --            --           --
                                     ---------     ---------     ---------     ---------     ---------    ---------
Amount charged to statement of
operations                                  --            --            --         3,500            --        3,500
                                     ---------     ---------     ---------     ---------     ---------    ---------
Write offs                              (8,579)           --        (8,579)      (14,425)           --      (14,425)
                                     ---------     ---------     ---------     ---------     ---------    ---------
Erosion and adjustment
  of balances                               --           (25)          (25)        1,563           113        1,676
                                     ---------     ---------     ---------     ---------     ---------    ---------
Balance at the end of the year         100,432        30,844       131,276       109,011        30,869      139,880
                                     =========     =========     =========     =========     =========    =========

                                               December 31, 2002
                                               Adjusted amounts
                                    ---------------------------------------
                                                   Allowance
                                    ---------------------------------------
                                    Specific (*)  Additional(**)   Total
                                    ------------  --------------  ---------
Balance at the beginning
  of the year                          136,911         31,138       168,049
                                     ---------      ---------     ---------
Allowance during the current year           --             --            --
Decrease in allowances                     (25)            --           (25)
                                     ---------      ---------     ---------
Amount charged to statement of
operations                                 (25)            --           (25)
                                     ---------      ---------     ---------
Write offs                             (16,458)            --       (16,458)
                                     ---------      ---------     ---------
Erosion and adjustment
  of balances                           (2,055)          (382)       (2,437)
                                     ---------      ---------     ---------
Balance at the end of the year         118,373         30,756       149,129
                                     =========      =========     =========

(*) Does not include an allowance for interest on doubtful debts for the period after the debts had been determined as doubtful.

(**)  Including an additional and general allowance for doubtful debts.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      D.    Classification of credit balances (*) to the public under the Bank's
            responsibility(**)   according  to  size  of  credit  to  individual
            borrower

             December 31 2004                                  December 31 2003
--------------------------------------------     -----------------------------------------------
                       No. of      Credit                                No. of        Credit
Credit to borrowers   borrowers   Reported       Credit to borrowers    borrowers     Adjusted
-------------------                              -------------------
 From        To         (***)      amounts        From         To         (***)        amounts
------     ------     ---------  -----------     ------      ------     ---------    -----------
       In                            In                 In                               In
    thousands                     thousands          thousands                        thousands
     Of NIS                         of NIS            Of NIS                           Of NIS
-----------------                -----------     ------------------                  -----------
               10          15           76                        7           18            58
    10         20          14          220            7          18           11           162
    20         40          19          563           18          35           18           464
    40         80          20        1,160           35          70           21         1,063
    80        150          17        1,960           70         140           20         2,008
   150        300          21        4,710          140         285           23         4,822
   300        600          21        9,395          285         530           23         9,338
   600      1,200          28       23,861          530       1,060           26        20,111
 1,200      2,000          16       24,191        1,060       1,770           20        27,161
 2,000      4,000          24       61,419        1,770       3,500           34        83,240
 4,000      8,000           7       39,305        3,500       7,100            7        33,663
 8,000     20,000           3       40,895        7,100      17,700            4        41,073
20,000     40,000          --           --       17,700      35,000           --            --
                      -------     --------                               -------      --------

 Total                    205      207,755        Total                      225       223,163
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

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

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

            Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts. The last date for performance of transactions according to resolution 737 has been extended till August 8, 2005 and in Kav-imut and Kav Ha-Tefer (Border Area) and National "A" Preference area settlements till February 8, 2007.

            On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      E.    Credit to the moshavim (Cont.)

            As of the date of these financial statements, there are approximately 50 moshavim in respect of which recovery judgments have not yet been granted, and 81 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

            During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt that has not been arranged yet for which the allowance for doubtful debts is made on a collective basis.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      F.    Credit to the Kibbutzim (Cont.)

            As of the signing of the amendment to the supplementary agreement and until December 31, 2004, a further 41 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 37 kibbutzim which have been classified as real estate, and there remain 4 kibbutzim which have not yet joined.

            The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 141 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 11,699 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 2,537 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Note 4 - Credit to the Government of Israel (including deposits)

                                                                December 31
                                                            --------------------
                                                              2004        2003
                                                            Reported    Adjusted
                                                             amounts     amounts
                                                            --------    --------
                                                            In thousands of NIS
                                                            --------------------
      Credit in respect of participation in write-off of
       Balloon and incentive                                  16,385      24,410
      Write-offs against deferred deposits                     5,737       5,429
                                                            --------    --------
      Total credit to the Government (including deposits)     22,122      29,839
                                                            ========    ========

Note 5 - Investment in an Affiliate

                                                                December 31
                                                            --------------------
                                                             2004        2003
                                                           Reported    Adjusted
                                                            amounts     amounts
                                                           --------    --------
                                                            In thousands of NIS
                                                           --------------------

      (a) Composition:
          Cost of shares                                     22,533      22,533
          Post acquisition losses                           (21,475)    (21,508)
                                                           --------    --------
          Total investment                                    1,058       1,025
                                                           ========    ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 5 - Investment in an Affiliate (Cont.)

      (b)   Details of the Company:

            Name of company:  The Palestine Agricultural  Settlement Association
                              Ltd. Agricultural financial institution

                                                                  2004     2003
                                                                 ------   ------
      Details about the company:

        Equity in capital providing rights for dividends -
        percentage of holdings                                    50.0%    50.0%

        Equity in capital providing voting rights -
        percentage holdings                                       49.9%    49.9%

        Investments in shares - equity basis (NIS in thousand)   1,058    1,025

        Contribution to net operating profit (loss) (NIS in
        thousand)                                                   33       56

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 6 - Building and Equipment

                                                       Cost                                        Depreciation
                                   --------------------------------------------  ------------------------------------------------
                                                                        In thousands of NIS
                                                                        Reported amounts (*)
                                   ----------------------------------------------------------------------------------------------
                       Rate of     Beginning   Additions    Disposals            Accumulated   Allowance              Accumulated
                     depreciation     of       during the    during     End of   at beginning   during     Disposals    at end
                           %         year         year      the year     year       of year      year     during year   of year
                     ------------  ---------   ----------   ---------   -------  ------------  ---------  ----------- -----------
Building (**)                 4%        367          --          --         367         186          12          --         198

Equipment and
   Furniture              6-20%       1,454          --          --       1,454       1,292          32          --       1,324
                        -------     -------     -------     -------     -------     -------     -------     -------     -------

Total building and
   Equipment                          1,821          --          --       1,821       1,478          44          --       1,522
                                    =======     =======     =======     =======     =======     =======     =======     =======

                      Depreciated Balance
                      -------------------
                      In thousands of NIS
                      Reported amounts (*)
                      -------------------
                      Beginning
                         of       End of
                        Year       year
                      ---------   -------
Building (**)             181         169

Equipment and
   Furniture              162         130
                      -------     -------

Total building and
   Equipment              343         299
                      =======     =======

(*) For the year 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI. For the year 2003 - adjusted for the effect of inflation based on December 2003 CPI.

(**) The Bank is in a process to change the municipal Building Plan for the building where it is located. Currently, an economic estimation is being executed of the building's value.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 7 - Other Assets

                                                                December 31
                                                           ---------------------
                                                             2004         2003
                                                           Reported     Adjusted
                                                            amounts      amounts
                                                           --------     --------
                                                            In thousands of NIS
                                                           ---------------------

      Refund of payroll tax                                   1,942        1,992
      Other accounts receivable                                 250          126
                                                           --------     --------
               Total other assets                             2,192        2,118
                                                           ========     ========

Note 8 - Deposits from the Public

                                                                December 31
                                                           ---------------------
                                                             2004         2003
                                                           Reported     Adjusted
                                                            amounts      amounts
                                                           --------     --------
                                                            In thousands of NIS
                                                           ---------------------

      Demand deposits                                           831          974
      Time deposits                                              17           17
      Designated deposits                                        32           31
                                                           --------     --------
                                                                880        1,022
                                                           ========     ========

      Includes deposits the repayment of which to the
       depositor is dependent on collection of the
       related credit with margin                                32           31
                                                           ========     ========

Note 9 - Deposits from the Government

                                                                December 31
                                                           ---------------------
                                                             2004         2003
                                                           Reported     Adjusted
                                                            amounts      amounts
                                                           --------     --------
                                                            In thousands of NIS
                                                           ---------------------

       Designated and other deposits **                     443,316      438,291
                                                           ========     ========

      (**) Includes deposits for which the repayment
           to the depositor is stipulated on the
           collection of the credit (without any margin)     64,718       62,246
                                                           ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 10 - Other Liabilities

                                                                December 31
                                                           ---------------------
                                                             2004         2003
                                                           Reported     Adjusted
                                                            amounts      amounts
                                                           --------     --------
                                                            In thousands of NIS
                                                           ---------------------

      Accrued severance pay (1)                               1,279        1,279
      Accrued vacation pay and sick leave (2)                 5,399        5,359
      Accrued payroll differences                               180          180
      Accrued recuperation payment and bonus                     --          399
      Other accounts payable credit balances                    710          713
                                                           --------     --------
      Total other liabilities                                 7,568        7,930
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

            The Bank's employees are entitled to special vacations upon the completion of 15 years of employment. This entitlement increases at the end of every five years until the employee has been employed for 35 years. These vacations can be utilized in addition to the annual vacation. In addition, such vacation can be redeemed or, alternatively, accrued until retirement, at the employee's discretion. The Banks' liability to cover this entitlement amounts to NIS 1,494 thousand, on an actuarial basis at an annual interest rate of 4%. As of balance sheet date, there is a provision to cover the entitlement that can be utilized at that date.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 11 - Deferred Government Deposits and Deferred Capital Notes

      (a)   Secondary capital

            The Supervisor of Banks agreed to recognize the entire amount of the capital notes held by the Government (as owner of the Bank) as "Secondary Capital" for the purpose of computing the ratio of capital to risk components.

      (b)   Deferred Government deposits

                                                                December 31
                                                           ---------------------
                                            Weighted         2004         2003
                                          interest rate      (In thousands NIS)
                                           December 31,    ---------------------
                                              2004         Reported     Adjusted
                                                %           amounts      amounts
                                          -------------    --------     --------
            In Israeli currency:
            Not linked                       9.9-28.5       501,830      427,349
            Linked to the Index                3.66         488,350      466,661
            Linked to foreign currency         6.22           1,739        1,662
                                                           --------     --------
                                                            991,919      895,672
                                                           ========     ========

            In accordance with the Deposit Agreement, as described in Note 1A, the interest on each of the three deposits will be the average weighted interest rate of all the Government deposits which became deferred deposits, computed quarterly, and will be added to the principal.

            In the case of dissolution of the Bank prior to March 31, 2005, the deferred deposits will be repaid only after the Bank has repaid all its liabilities, including liabilities to the Government of Israel, except for Government deferred deposits and prior to liabilities to shareholders at the time of dissolution, in accordance with the Articles of Association of the Bank (excluding liabilities for distribution of earnings to foreign shareholders). As to the repayment date, see Note 1 A (2) a.

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

            On February 13, 2005, the Accountant General approved the extension of the maturity date to March 31, 2005.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 12 - Share Capital

      a)    Share capital of the Bank (in nominal values)

                                                                          Reported amounts
                                                                        In thousands of NIS
                                                                       ----------------------
                                                                         2004         2003
                                                         Authorized    Issued and Outstanding
                                                          --------     ----------------------
            Ordinary Shares of NIS 0.0001                   37,970       13,505       13,505

            8% Cumulative and Participating
                 Preferred "A" Shares of NIS 0.001         201,530      195,768      195,768

            7.5% Cumulative and Redeemable
                 Preferred "C" Shares of of
                 NIS 0,042, linked to the U.S. dollar
                 (see d. below)                             10,500       10,500       10,500
                                                          --------     --------     --------
                                                           250,000      219,773      219,773
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

Note 12 - Share Capital (Cont.)

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

            The amount payable upon redemption of these shares (without  premium
            - see above), at the U.S. dollar exchange rate on balance sheet date, exceeds their nominal value by approximately NIS 108 million. Such excess is not reflected in the financial statements, as the Ministry of Finance had undertaken to cover any liabilities which may accrue, or shall accrue, as a result of changes in the rate of the U.S. dollar.

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

            The cumulative dividend which was not paid with respect to the years 1999 - 2004, amounted to NIS 48,559 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amount to NIS 48,460 thousand. In years preceding 1999 a dividend was paid.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 13 - Contingent Liabilities, Claims and Commitments

                                                                December 31
                                                           ---------------------
                                                             2004         2003
                                                           Reported     Adjusted
                                                            amounts      amounts
                                                           --------     --------
                                                            In thousands of NIS
                                                           ---------------------
      Off balance sheet financial instruments
        Transactions for which the amount stated
        constitutes a credit risk:
             Unutilized lines of credit                         197          213
                                                           ========     ========

Note 14 - Related Parties

            (a)   Balance sheet balances:

                                                 Affiliate                                   General manager
                               --------------------------------------------    --------------------------------------------
                                   Balance as of          Highest balance         Balance as of          Highest balance
                                    December 31,              during               December 31,               during
                               --------------------    --------------------    --------------------    --------------------
                                 2004        2003        2004        2003        2004        2003        2004        2003
                               Reported    Adjusted    Reported    Adjusted    Reported    Adjusted    Reported    Adjusted
                                amounts     amounts     amounts     amounts     amounts     amounts     amounts     amounts
                               --------    --------    --------    --------    --------    --------    --------    --------
                                                                        In thousands of NIS
                               --------------------------------------------------------------------------------------------
The following include
 balances of the affiliate:
    Assets - credit to the
      public                         --          --          --           4          --          --          --          --
    Liabilities - deposits
      from the public                 2          16          25          26          43          51          66          53

      (b)   A summary of the operating results with related parties:

                                                               Year ended December 31
                                                          --------------------------------
                                                            2004        2003        2002
                                                          Reported    Adjusted    Adjusted
                                                           amounts     amounts     amounts
                                                                In thousands of NIS
                                                          --------------------------------
            Participation in expenses by the affiliate          95          95         130
            Management fees to shareholders                     --          --          10

      (c) The Bank is a Government Company as defined in the Government Companies Law - 1975.

            Balances of the Government of Israel are stated separately in the balance sheet. The Bank has dealings in the ordinary course of business, and at customary commercial terms, with entities that may be considered related parties.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 14 - Related Parties (Cont.)

      (c)   (Cont.)

            The  following   balance  sheet  items  include  balances  of  these
            entities:

                                                                December 31
                                                          ----------------------
                                                            2004          2003
                                                          Reported      Adjusted
                                                           amounts       amounts
                                                          --------      --------
                                                            In thousands of NIS
                                                          ----------------------
            Assets:
              Credit to the public                         16,334        18,495

            The State of Israel is the main related party to the Bank. Adjustments including rotation of discrepancies with the Ministry of Finance with respect to the liabilities of the Bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the Bank are based on the supplementary agreement (amended) for the Kibbutzim.

      (d)   Benefits to related parties:

                                                                   Year ended December 31,
                                                  ---------------------------------------------------------
                                                             2004                          2003
                                                  --------------------------    ---------------------------
                                                     Total                         Total
                                                   Benefits                      Benefits
                                                   Reported       Number of      Adjusted       Number of
                                                  amounts (1)   beneficiaries   amounts (2)   beneficiaries
                                                  -----------   -------------   -----------   -------------
                                                      In                            In
                                                    housands                      housands
                                                     of NIS                        of NIS
                                                  -----------                   -----------
            Related party employed by the Bank          473           1               486            1
            Directors not employed by the Bank           58           8                19            5
                                                    -------                       -------
                                                        531                           505
                                                    =======                       =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 15 - Loss from Financing Activities Before Allowance for Doubtful Debts (expenses are shows in negative numbers).

                                                                         Year ended December 31
                                                                  -----------------------------------
                                                                    2004         2003         2002
                                                                        Reported           Adjusted
                                                                       Amounts (1)         Amounts(2)
                                                                  ---------------------    ----------
                                                                           In thousands of NIS
                                                                  -----------------------------------
            In respect to assets
             From credit to the public                              24,543       21,711       18,059
             From credit to the Government of Israel                   538          349          866
             From deposits with the Bank of Israel                   2,132        2,501         (423)
             From deposits with banks                                    1          422       (1,258)
             From other assets                                          --           --          (18)

            In respect to liabilities
             On deposits from the:
              Public                                                   (15)         (37)          28
              Government                                           (20,632)     (10,097)     (15,285)
              On other liabilities                                      --           --            6

            On respect to deferred deposits and capital notes:
              On deferred Government deposits                      (96,247)     (81,190)     (55,265)
              On deferred capital notes:
              Held by the public                                        --           --       (3,265)
              Held by the Government                                (5,674)      (8,326)      (6,592)

            Other
             Other financing income                                  1,294        6,749        1,279
                                                                  --------     --------     --------
            Total loss from financing activities before
             allowance for doubtful debts                          (94,060)     (67,918)     (61,868)
                                                                  ========     ========     ========

      The cases where the financing income or expenses on non-linked NIS or foreign currency balances was lower than the annual increase in the Index are included as expenses with respect to assets, or income for liabilities.

      (1) For the year 2004-Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

            For the year 2003-Cessation of the adjustment for the effect of inflation based on December 2002 CPI.

      (2)   for the effect of inflation based on December 2003 CPI.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 16 - Commissions and Other Income

                                                            Year ended December 31
                                                       --------------------------------
                                                         2004        2003        2002
                                                             Reported          Adjusted
                                                              amounts          Amounts
                                                       --------------------    --------
                                                             In thousands of NIS
                                                       --------------------------------
            Bookkeeping                                      35          42          55
            Collections and transfers                        22          17          17
            Management fees from affiliated company          --          --          10
            Other                                            72          54           5
                                                       --------    --------    --------
                                                            129         113          87
                                                       ========    ========    ========

Note 17 - Salaries and Related Expenses

                                                            Year ended December 31
                                                       --------------------------------
                                                         2004        2003        2002
                                                             Reported          Adjusted
                                                              amounts           Amounts
                                                       --------------------    --------
                                                             In thousands of NIS
                                                       --------------------------------
            Salaries                                      5,053       5,585       5,530
            Severance pay, pension, provident fund
             contributions and sick pay                   1,136       1,126         784
            National Insurance, employees tax and
             salary tax                                     319         308         302
                                                       --------    --------    --------
                                                          6,508       7,019       6,616
                                                       ========    ========    ========

Note 18 - Other Expenses

                                                            Year ended December 31
                                                       --------------------------------
                                                         2004        2003        2002
                                                             Reported          Adjusted
                                                              amounts           Amounts
                                                       --------------------    --------
                                                             In thousands of NIS
                                                       --------------------------------
            Professional services                           345         338         192
            Communications                                  116         115         119
            Computer services                                77          81          74
            Office expenses                                  64          54          64
            Promotion and advertising                        16          10          16
            Insurance                                       289         269         211
            Professional training and extension courses      --          --           4
            Director fees                                    58          20          28
            Commissions                                      11          30          19
            Trustee commissions due to shares and
             capital notes                                   57         229         288
            Taxes and toll fees                              81          81          66
            Participation in the budget of kibbutzim
             management                                     105         160         108
            Participation in the budget of Moshavim
             management                                     112         115         238
            Others                                          109         127          97
                                                       --------    --------    --------
                                                          1,440       1,629       1,524
                                                       ========    ========    ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 19 - Income Taxes

      (a) The Bank has received final tax assessments up to and including the year ended December 31, 1999.

      (b) The Bank's tax loss carry forwards amount to NIS 1,395,779 thousand (2003 - NIS 1,272,157 thousand). A deferred tax benefit in the net amount of NIS 488,523 thousand was not included in the balance sheet (2003 - NIS 457,977 thousand) since the Bank does not expect that it will be able to utilize it in the foreseeable future. The adjusted amounts for buildings, for which the depreciation in their respect will not be allowed in the future, are immaterial.

Note 20 - Reconciliation Between Israel GAAP and U.S. GAAP

      The financial statements of Israel Bank of Agriculture are prepared in accordance with accounting principles generally accepted in Israel ("Israel GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP") as described below:

      (a)   Effect of inflation:

            In accordance with Israeli GAAP:

            The financial statements of Israel Bank of Agriculture were expressed in terms of uniform monetary unit- the inflation adjusted Israel Shekel - which is after adjustment in respect of the changes in the Consumer Price Index until December 31, 2003. From January 1, 2004, the adjustment of the financial statements for the effect of inflation in Israel was discontinued. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on historical cost until December 31, 2003 (See Note 1C for principles of the adjustment).

            In accordance  with US GAAP:

            The financial statements are expressed in current nominal historical monetary terms.

            Measurement on the basis of reported amounts, which reflects the effect of changes in the general price level in the Israeli economy (mainly in prior years), provides a very valid picture of the financial position, results of operations and the cash flows of the Israel Bank of Agriculture for both Israel and US accounting purposes.

            In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

            As permitted by the United States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 20 - Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

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

            With respect to land on which the building is located, its adjusted historical cost amounts to approximately NIS 2,352 thousand.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

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

            Below is a summary of the Cash Flow showing the amounts described in
            Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

                                                                 Year ended December 31
                                                           ----------------------------------
                                                             2004         2003         2002
                                                           --------     --------     --------
                                                                 Reported            Adjusted
                                                                  amounts             amounts
                                                           ---------------------     --------
                                                                  (In thousands of NIS)
                                                           ----------------------------------
            Cash flows from operating activities:
            Loss for the year                              (102,616)     (99,665)     (70,095)
            Adjustments to reconcile the cash flows
             used in operating activities:
            Equity in the profits of an affiliate               (33)         (56)         (19)
            Depreciation on the bank's building and
              equipment                                          44           43           34
                                                           --------     --------     --------
            Net cash used in operating activities           102,605      (99,678)     (70,080)
                                                           --------     --------     --------
            Cash flows from investing activities
            Decrease (increase) in credit to the public     (20,842)      (7,580)        (878)
            Collection from the public                       34,088       34,040       46,494
            Decrease (increase) in credit to the
             Government of Israel                            (3,964)     (14,205)     (15,626)
            Collection from the Government of Israel         11,681       14,525       10,925
            Purchase of equipment                                --          (11)         (80)
            Other assets                                        (74)        (489)        (123)
                                                           --------     --------     --------
            Net cash provided by investing activities        20,889       26,280       40,712
                                                           --------     --------     --------
            Net cash provided by financing activities        99,551       54,347       51,662
                                                           --------     --------     --------
            (Decrease) increase in cash on hand and
            deposits with banks                              17,835      (19,051)      22,294
            Balance of cash on hand and deposits
             with banks at the beginning of the year         38,586       57,637       35,343
                                                           --------     --------     --------
            Balance of cash on hand and deposits
             with banks at the end of the year               56,421       38,586       57,637
                                                           ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 21 - Subsequent events

      (1) On June 26, 2005, the Accountant General at the Ministry of Finance approved the defer the redemption of the deferred deposits and the principal of the capital notes held by the government until July 31, 2005 (see note 1A(2) and Note 11(c)).

      (2) On February 7, 2005 a letter from the Government Companies Authority was received by the Bank according to which the Government Companies Authority intends to bring to the Ministers Committee for Privatization a proposal about the privatization of the Bank by selling material assets and in the end of the process to liquidate the Bank.

            On May 9, 2005 the opinion of the Board of Directors regarding the proposal was submitted to the Government Companies Authority.

      (3) On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005 and cancellation of its membership in the clearing - house 60 days after this date. On April 14, 2005 the Bank submitted a petition to the High Court of Justice in order to receive an order nisi and a temporary order against the Bank of Israel, the temporary governor, the License Committee and the Supervisor of Banks.

            On April 19, 2005, Her Honor, the Justice Hayut ruled that: "at this stage there is no place for a temporary order "

            The hearing on the petition was on May 16, 2005 and to date of the preparing of the financial statements a decision has yet to have been received.

            In an answer to the Bank's request, an approval from the Governor was received on May 25, 2005 for continuation of the Bank's membership in the clearing - house until July 31, 2005 under the condition that the Bank will follow the directives of the Supervisor of Banks.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes

              (a)    Balance sheets:

                                                                      December 31
                                                               -------------------------
                                                                  2004           2003
                                                                     (In thousands)
                                                               -------------------------
            ASSETS

            Cash on hand and deposits with banks                   56,421         38,586
            Credit to the public                                  238,372        251,618
            Credit to the Government of Israel                     22,122         29,839
            Investment in an affiliate                              1,058          1,025
            Bank building and equipment                               173            202
            Other assets                                            2,192          2,118
                                                               ----------     ----------
            Total assets                                          320,338        323,388
                                                               ==========     ==========

            LIABILITIES AND SHAREHOLDERS' DEFICIENCY

            Deposits from the public                                  880          1,022
            Government of Israeli deposits                        443,316        438,291
            Other liabilities                                       7,568          7,930
                                                               ----------     ----------
                                                                  451,764        447,243

            Deferred deposits from the Government of Israel       991,919        895,672

            Deferred capital notes:
              Held by the Government                               73,835         75,052
                                                               ----------     ----------
            Total liabilities                                   1,517,518      1,417,967
            Shareholders' deficiency                           (1,197,180)    (1,094,579)
                                                               ----------     ----------
            Total liabilities and shareholders' deficiency        320,338        323,388
                                                               ==========     ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

      (b)   Statements of operations:

                                                                       Year ended December 31
                                                                ----------------------------------
                                                                  2004         2003         2002
                                                                          (In thousands)
                                                                ----------------------------------
            Loss from financing activities
            Loss from financing activities before
             allowance for doubtful debts*                       (94,060)     (67,918)    (120,296)
            Allowance for doubtful debts                              --       (3,500)          --
                                                                --------     --------     --------
            Loss from financing activities after
             allowance for doubtful debts                        (94,060)     (71,418)    (120,296)
                                                                --------     --------     --------
            Operating and other income
             Rental income                                           426          542          511
             Commissions and other income                            129          113           89
                                                                --------     --------     --------
             Total operating and other income                        555          655          600
                                                                --------     --------     --------
            Operating and other expenses
             Salaries and related expenses                         6,508        7,019        7,093
             Depreciation for building and equipment                  29           28           19
             Maintenance of building and equipment                 1,152        1,117          659
             Other expenses                                        1,440        1,629        1,545
                                                                --------     --------     --------
            Total operating and other expenses                    (9,129)      (9,793)      (9,316)
                                                                --------     --------     --------
            Operating loss                                      (102,634)     (80,556)    (129,012)
            Equity in profits of an affiliate                         33           37           78
                                                                --------     --------     --------
            Net loss for the year                               (102,601)     (80,519)    (128,934)
                                                                ========     ========     ========
            Loss per NIS 1 nominal value of share
             capital - operating loss                            (490.27)     (384.80)     (616.10)
                                                                ========     ========     ========
            (*) Income (loss) from financing activities
            before allowance for doubtful debts, interest on
            Government deposits and deferred capital notes         7,861       21,598       (8,578)
            Interest on Government deposits and
            deferred capital notes                              (101,921)     (89,516)    (111,718)
                                                                --------     --------     --------
            Loss from financing activities before
            allowance for doubtful debts                         (94,060)     (67,918)    (120,296)
                                                                ========     ========     ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

      (c)   Statements of Changes in Shareholders' Deficiency

                                                         Receipts
                                            Share       account of    Accumulated
                                           capital        shares        deficit         Total
                                          ----------    ----------    ----------     ----------
                                                             (In thousands)
                                          -----------------------------------------------------
            Balance at January 1, 2002           220        91,893      (977,239)      (885,126)
              Loss for the year                   --            --      (128,934)      (128,934)
                                          ----------    ----------    ----------     ----------
            Balance at January 1, 2003           220        91,893    (1,106,173)    (1,014,060)
              Loss for the year                   --            --       (80,519)       (80,519)
                                          ----------    ----------    ----------     ----------
            Balance at January 1, 2004           220        91,893    (1,186,692)    (1,094,579)
              Loss for the year                   --            --      (102,601)      (102,601)
                                          ----------    ----------    ----------     ----------
            Balance at
              December 31, 2004                  220        91,893    (1,289,293)    (1,197,180)
                                          ==========    ==========    ==========     ==========

      Comments:

      The above nominal data provide the basis for the company's Adjustments Report for Tax Purposes, and are presented within these statements for that reason alone. These data are based on the company's accounting records that are maintained in nominal-historical shekels. The accounting policies that are applied in drawing-up and presenting the above nominal data are identical to those that serve as the basis for the drawing-up of the financial statements.

Note 23 - Other Information in Nominal Values

                                                                                 Issued and
                                                                                 Outstanding
                                                                           ----------------------
                                                                             2004          2003
                                                                           --------      --------
            Ordinary shares NIS 0.0001 par value                             13,505        13,505

            8% "A" Cumulative and Participating shares                      195,768       195,768
            7.5% "C" Cumulative Preferred shares linked to the exchange
              Of the U.S. Dollar convertible to NIS 0.042 par
               value (see Note 12)                                           10,500        10,500
                                                                           --------      --------
                                                                            219,773       219,773
                                                                           ========      ========
