Form 20-F/A
period 2004-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2005-11-15
CIK 52723

---------------------
                                                           OMB Approval
                                                           OMB Number: 3235-0288
                                                           ---------------------

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

    Item 17  |X|              Item 18 |_|

TABLE OF CONTENTS

PART I                                                                                       Pages
                                                                                             -----
Item 1      Identity of Directors, Senior Management and Advisors                              3
Item 2      Offer Statistics and Expected Timetable                                            3
Item 3      Key Information:                                                                   3
            A. Selected Financial Data
            B. Capitalization and Indebtedness
            C. Reasons for the Offer and Use of Proceeds
            D. Risk Factors
Item 4      Information on the Company:                                                        6
            A.   History and Development of the Company
            B.   Business Overview
            C.   Property, Plants and Equipment
Item 5      Operating and Financial Review and Prospects                                      10
            A.   Business Policy
            B.   Liquidity and Capital Resources
            C.   Loss recognition of doubtful debts
            D.   Income recognition on loans
            E.   Loan restructuring gains or losses
            F.   Results of operations
            G.   Shareholders' equity
            H.   Principal Balance Sheet items
            I.   Investee companies
            J.   Critical Accounting Policies
            k.   Trend information
            L.   Off- Balance Sheet Arrangements
            M.   Aggregate Contractual Obligations
Item 6      Directors, Senior Management and Employees                                        16
            A.   Board of Directors
            B.   Bank's Management
            C.   Personnel
Item 7      Major Shareholders and Related Party Transactions                                 18
Item 8      Financial Information                                                             18
Item 9      The Offer and Listing                                                             18
Item 10     Additional Information                                                            18
            A.   Share Capital
            B.   Material Contracts
            C.   Exchange Controls
            D.   Taxation
            E.   Dividend and Paying Agents
            F.   Statement by Experts
            G.   Documents on Display
            H.   Subsidiary Information
Item 11     Quantitative and Qualitative Disclosure about Market Risks                        23
Item 12     Description of Securities Other Than Equity Securities                            24

PART II
Item 13     Defaults, Dividend Arrearages and Delinquencies                                   25
Item 14     Material Modifications to the Rights of Security Holders and Use of Proceeds      25
Item 15     Controls and procedures                                                           25
Item 16     Reserved                                                                          25
Item 16A    Audit Committee Financial Expert                                                  25
Item 16B    Code of ethics                                                                    25
Item 16C    Principal accountant fees and services                                            25
PART III
Item 17     Financial Statements                                                              26
Item 18     Exhibits                                                                          26
Item 19     Signatures                                                                        26
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

            Not applicable

ITEM 3.     KEY INFORMATION:

            A.    SELECTED FINANCIAL DATA

            Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December 1987) and from 2004 in reported amounts - see note 1c to the financial statements:

                                                                                     December 31,
                                                                ------------------------------------------------------
                                                                  2004          2003       2002       2001       2000
                                                                ------------------------------------------------------
                    Rate of Exchange -
                                      1US$ = NIS                  4.308         4.379      4.737      4.416      4.041

                    Consumer Price Index (points)                437.56        432.34     440.65     413.77     408.00

                                                               Reported                     Adjusted
                                                                amounts                      amounts
                                                               --------      -----------------------------------------
                    ASSETS

                    Cash in hand and deposits with
                               Banks                             56,421        38,586     57,637     35,343     23,311

                    credit to the public                        238,372       251,618    278,078    323,694    366,412

                    credit to the Government of Israel           22,122        29,839     30,159     25,459     31,407

                    Investment in affiliate                       1,058         1,025        969        951        914

                    Bank premises and equipment                     299           343        375        329        377

                    Other assets                                  2,192         2,118      1,629      1,505      1,305
                                                                -------       -------    -------    -------    -------

                    Total assets                                320,464       323,529    368,847    387,281    423,726
                                                                =======       =======    =======    =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                      December 31,
                                                      -----------------------------------------------------------------------
                                                         2004             2003            2002           2001            2000
                                                      ----------       ----------       --------       --------       --------
                                                       Reported
                                                        amounts                         Adjusted amounts
                                                      ----------       -------------------------------------------------------
Deposits from the public                                     880            1,022          1,077          1,834          1,519
Deposits from the Government
           of Israel                                     443,316          438,291        436,946        440,144        439,516
Other liabilities                                          7,568            7,930          7,442          7,963         27,265
         Deferred deposits from the
           Government of Israel                          991,919          895,672        799,118        743,838        681,868
Deferred capital notes
           Held by the public                                 --               --         39,435         39,387         37,231
           Held by the Government                         73,835           75,052         79,602         78,792         72,436
Non-participating preference
           shares                                             11               11             11             12             11
Shareholders' deficiency                              (1,197,065)      (1,094,449)      (994,784)      (924,689)      (836,120)
                                                      ----------       ----------       --------       --------       --------

Total liabilities and shareholders' equity               320,464          323,529        368,847        387,281        423,726
                                                      ==========       ==========       ========       ========       ========

LOSS FROM FINANCING ACTIVITIES

     Loss from financing activities before
           allowance for doubtful debts:
                    Interest expense                    (122,568)        (118,202)       (82,106)       (96,012)       (86,141)
           Interest income                                28,508           31,143         20,238         23,051         25,074
                                                      ----------       ----------       --------       --------       --------

                                                         (94,060)         (87,059)       (61,868)       (72,961)       (61,067)
         Increase in allowance for doubtful debts             --           (3,500)            --         (6,269)            --
                                                      ----------       ----------       --------       --------       --------

         Loss from financing activities after
          allowance for doubtful debts                   (94,060)         (90,559)       (61,868)       (79,230)       (61,067)
                                                      ==========       ==========       ========       ========       ========

Net loss for the year                                   (102,616)         (99,665)       (70,095)       (88,569)       (70,516)
                                                      ==========       ==========       ========       ========       ========

Net loss per ordinary share

Loss per NIS 1 nominal value
      of share capital                                   (490.30)         (476.20)       (334.90)       (423.20)       (337.00)
                                                      ==========       ==========       ========       ========       ========

Share Capital

Share capital of the Bank (in nominal values)

                                                                         December 31,
                                                                ---------------------------
                                                                   2004              2003
                                                                ---------         ---------
                                              Authorized           Issued and Outstanding
                                              ----------        ---------------------------
                                                                    NIS
                                              ---------------------------------------------
Ordinary Shares of NIS 0.0001                    37,970            13,505            13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001               201,530           195,768           195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)         10,500            10,500            10,500
                                              ---------         ---------         ---------

                                                250,000           219,773           219,773
                                              =========         =========         =========

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

       Board changes in 2004 and as of June 2005 were -

       Directors whose term began:

               Name                                Beginning Date
         --------------------------                -----------------------------

         Kulas Eliezer, Adv.                       May 30, 2004
         Zibin Nehama, Adv.                        November 18, 2004
         Medleg Gamal                              May 30, 2004
         Grinfeld Elisha, Adv.                     February 18, 2004
         Dadon-Israeli-Bar                         February 3, 2004

      Roster of Directors, their principal occupation and other directorships held by them:

            Name                        Principal Occupation                    Other Directorship
      ------------------------     ---------------------------------    --------------------------------
      Kulas Eliezer, Adv.         Attorney                              --

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
                                  Agriculture

      Fredkin Israel              Self employed - agriculturist         Tagmulim in the Moshavim Ltd.

      Medleg Gamal                Economist,      Ministry      of      --
                                  Agriculture

      Zibin Nehama, Adv.          Attorney                              Omnitek, Meshulam Levinstein, TTI

      Bank's Management

      Name                             Major Responsibility
      -----------------------          ----------------------------------

      Patalovsky Lea                   General Manager

      Sitton Moshe                     Assistant General Manager,
                                       Manager of Credit, Collection and
                                       Current Accounts

      Levi Noah, Adv.                  Chief Legal adviser of the Bank

      Cohen Yacov                      CFO, Secretary of the Bank,
                                       Director of Human Resources and
                                       Personnel.

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

                                                Provisions for Severance
                                                  Pay, Provident Funds,
                                                  Pensions, Continuing        Total-Salary
                                                Education Programs, Sick        and Other        Other
            Name                     Salary        Pay, Leave Pay, etc.          Benefits        Payments
----------------------------------------------------------------------------------------------------------
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

      ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A summary of the operating results with related parties:

                                                            Year ended
                                                            December 31
                                                    ---------------------------
                                                      2004             2003
                                                          (In thousands)
                                                    ---------------------------
                                                    Reported          Adjusted
                                                    amounts           amounts

Participation in expenses by the affiliate             95               95

      ITEM 8. FINANCIAL INFORMATION

      Legal Proceedings

      The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

      ITEM 9. THE OFFER AND LISTING

      None.

      ITEM 10. ADDITIONAL INFORMATION

         Subsidiaries                                       December 31,
                                                      -----------------------
                                                        2004           2003
                                                      --------       --------
                                                         (NIS in thousands)
                                                      Reported       Adjusted
                                                       amounts        amounts
                                                      --------       --------
         (a)    Investment in shares
                Cost of shares                          22,533         22,533
                Post acquisition losses                (21,475)       (21,508)
                                                       -------        -------
                Total investment                         1,058          1,025
                                                       =======        =======

         (b)    Details of subsidiaries                  Affiliated Company

                                                     The Palestine Agricultural
              Name of company:                       Settlement Association Ltd.
             Company details:                          Agricultural Financial
                                                             Institution
                                                     ---------------------------
                                                        2004              2003
                                                       -----             -----
             Capital with rights for dividends
                - percentage of holding                  50.0             50.0
             Capital with voting rights
                - percentage of holding                  49.9             49.9
             Investments in shares-equity basis         1,058            1,025
             Contribution to net profit (loss) on
               ordinary activities                        33                56

      (c) Affiliated Company - The Palestine Agricultural Settlement Association Ltd.

            Balance Sheet                                                          December 31,
                                                                           --------------------------
                                                                             2004              2003
                                                                               (NIS in thousands)
                                                                           --------------------------
                                                                           Reported          Adjusted
            Assets                                                          amounts           amounts
                                                                           --------          --------
            Loans out of designated deposits by the State of Israel           5,044             6,518

            Loans out of designated deposits by the Jewish Agency             1,346             3,991

            Other loans                                                       2,586             2,715

            Cash and deposits with banks                                      2,319             2,198

            Other assets                                                          9                18
                                                                            -------           -------

                                                                             11,304            15,440
                                                                            =======           =======

            Liabilities and Shareholders' Equity

            Designated deposits from the Government of Israel                 5,148             6,692

            Designated deposits from the Jewish Agency                        3,905             6,574

            Other liabilities                                                   134               124

            Shareholders' Equity                                              2,117             2,050
                                                                            -------           -------

                                                                             11,304            15,440
                                                                            =======           =======

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

            There were no other services provided.

            The fees for professional services for the 2 years ended December 31, 2004 were as follows

            =================================================
                                       2004          2003
                                        NIS          NIS
            -------------------------------------------------
            Audit fees               165,000       165,000
            =================================================

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

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                      INDEX

                                                                         Page
                                                                     -----------

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

                       [LETTERHEAD OF ROSENBLUM-HOLTZMAN]


             Report of Independent Registered Public Accounting Firm
                               To the Shareholders


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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


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


         ROSENBLUM HOLTZMAN                          KOST FORER & GABBAY
 Certified Public Accountants (Isr.)         Certified Public Accountants (Isr.)

Haifa, Israel
March 2, 2003
Except for Note 22, as to which the date is June 24, 2003.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                           As of December 31
                                                       -------------------------
                                                          2004          2003
                                                        Reported      Adjusted
                                                Note   amounts (1)   amounts (2)
                                                ----   -----------   -----------

ASSETS

    Cash on hand and deposits with banks          2       56,421        38,586

    Credit to the public                          3      238,372       251,618

    Credit to the Government of Israel            4       22,122        29,839

    Investment in affiliate                       5        1,058         1,025

    Bank building and equipment                   6          299           343

    Other assets                                  7        2,192         2,118
                                                         -------       -------

TOTAL ASSETS                                             320,464       323,529
                                                         =======       =======

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

Date of approval of the financial statements: February 27, 2005

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                         As of December 31
                                                                   -----------------------------
                                                                      2004              2003
                                                                    Reported          Adjusted
                                                       Note        amounts (1)       amounts (2)
                                                     --------      -----------       -----------
LIABILITIES AND SHAREHOLDERS'
 DEFICIENCY

Deposits from the public                                 8                880             1,022
Government of Israel deposit                             9            443,316           438,291
Other liabilities                                       10              7,568             7,930
                                                                   ----------        ----------
                                                                      451,764           447,243

Deferred deposits from the Government of Israel         11            991,919           895,672

Deferred capital notes:
    Held by the Government                              11             73,835            75,052
                                                                   ----------        ----------

Total liabilities                                                   1,517,518         1,417,967

Non-participating Preferred Shares                                         11                11

Shareholders' deficiency                                           (1,197,065)       (1,094,449)
                                                                   ----------        ----------

Total liabilities and shareholders' equity                            320,464           323,529
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

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.


STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                                    For the year ended
                                                                                                        December 31
                                                                                        -----------------------------------------
                                                                                           2004           2003            2002
                                                                                        --------      -----------      ----------
                                                                                                 Reported              Adjusted
                                                                           Note                  amounts(1)            amounts(2)
                                                                           ----         --------------------------     ----------
Loss from financing activities
Loss from financing activities before allowance for
 doubtful debts (4)                                                         15           (94,060)         (67,918)      (61,868)
Increase in allowance for doubtful debts                                    3c                --           (3,500)           --
                                                                                        --------      -----------       -------
Loss from financing activities after allowance for doubtful debts                        (94,060)         (71,418)      (61,868)
                                                                                        --------      -----------       -------

Operating and other income
Rental income                                                                                426              542           508
Other income                                                                16               129              113            87
                                                                                        --------      -----------       -------
Total operating and other income                                                             555              655           595
                                                                                        --------      -----------       -------

Operating and other expenses
Salaries and related expenses                                               17             6,508            7,019         6,616
Depreciation on bank building and equipment                                                   44               43            34
Building and equipment maintenance                                                         1,152            1,117           667
Other expenses                                                              18             1,440            1,629         1,524
                                                                                        --------      -----------       -------
Total operating and other expenses                                                        (9,144)          (9,808)       (8,841)
                                                                                        --------      -----------       -------

Operating loss in reported amounts                                                      (102,649)         (80,571)      (70,114)
Erosions and adjustments (3)                                                                  --          (19,150)           --
                                                                                        --------      -----------       -------

Operating loss                                                                          (102,649)     (2) (99,721)      (70,114)
Equity in profits of an affiliate                                                             33      (2)      56            19
                                                                                        --------      -----------       -------

Net loss for the year                                                                   (102,616)     (2) (99,665)      (70,095)
                                                                                        ========      ===========       =======

Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
  (Note 1(k)

Operating loss for the year per Ordinary Share and
 Preferred "A" share                                                                     (490.30)     (2) (476.20)      (334.90)
                                                                                        --------      -----------       -------

Weighted average shares outstanding                                                      209.273          209.273       209.273
                                                                                        --------      -----------       -------
Income from financing activities before allowance for doubtful
 debts, interest on Government deposits                                                    7,861           21,598         3,253

Interest on Government deposits and deferred capital notes                              (101,921)         (89,516)      (65,121)
                                                                                        --------      -----------       -------
(4) Loss from financing activities before expense before allowance
for doubtful debts                                                                       (94,060)         (67,918)      (61,868)


                                                                                        ========      ===========       =======

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

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                Total
                                                                             outstanding
                                              Outstanding    Receipts on    share capital                        Total
                                                share        account of      and capital     Accumulated     shareholders'
                                               capital         shares          reserves        deficit         deficiency
                                              -----------    -----------    -------------    -----------     -------------
                                                Amounts adjusted for the effect of inflation based on December 2003 CPI
                                              ----------------------------------------------------------------------------
Balance at January 1, 2002                       864,568        308,479       1,173,047      (2,097,736)        (924,689)

Loss for the year                                     --             --              --         (70,095)         (70,095)
                                              -----------    -----------    -------------    -----------     -------------

Balance at January 1, 2003                       864,568        308,479       1,173,047      (2,167,831)        (994,784)

Loss for the year                                     --             --              --         (99,665)         (99,665)
                                              -----------    -----------    -------------    -----------     -------------

                                                                          Reported amounts (*)
                                              ----------------------------------------------------------------------------

Balance at January 1, 2004                       864,568        308,479       1,173,047      (2,267,496)      (1,094,449)

  Loss for the year                                   --             --              --        (102,616)        (102,616)
                                              ----------     ----------      ----------      ----------       ----------
Balance at December 31, 2004                     864,568        308,479       1,173,047      (2,370,112)      (1,197,065)
                                              ==========     ==========      ==========      ==========       ==========

(*) Cessation of the adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                           For the year ended
                                                                                                December 31
                                                                               --------------------------------------------
                                                                                  2004              2003             2002
                                                                                Reported                 Adjusted
                                                                                amounts (1)             amounts (2)
                                                                               ----------       ---------------------------
Cash flows from operating activities:
Loss for the year                                                                (102,616)         (99,665)         (70,095)

Adjustments to reconcile the cash flows used in operating activities:
 Equity in the profits of an affiliate                                                (33)             (56)             (19)
 Depreciation on the bank's building and equipment                                     44               43               34
                                                                               ----------       ----------       ----------
Net cash used in operating activities                                            (102,605)         (99,678)         (70,080)
                                                                               ----------       ----------       ----------

Cash flows from investing activities
Credit to the public                                                               13,246           26,460           45,616
Credit to the Government of Israel                                                  7,717              320           (4,701)
Purchase of equipment                                                                  --              (11)             (80)
Other assets                                                                          (74)            (489)            (123)
                                                                               ----------       ----------       ----------
Net cash provided by investing activities                                          20,889           26,280           40,712
                                                                               ----------       ----------       ----------

Cash flows from financing activities:
Deposits from the public, net                                                        (142)             (55)            (756)
Deposits from the Government, net                                                   5,025            1,345           (3,199)
Other liabilities, net                                                               (362)             488             (520)
Deferred Government deposits                                                       96,247           96,554           55,280
Deferred capital notes, net                                                        (1,217)         (43,985)             857
                                                                               ----------       ----------       ----------
Net cash provided by financing activities                                          99,551           54,347           51,662
                                                                               ----------       ----------       ----------

Increase (Decrease) in cash on hand and deposits with banks                        17,835          (19,051)          22,294
Balance of cash on hand and deposits with banks
  at the beginning of the year                                                     38,586           57,637           35,343
                                                                               ----------       ----------       ----------
Balance of cash on hand and deposits with banks
  at the end of the year                                                           56,421           38,586           57,637
                                                                               ==========       ==========       ==========

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

                                 INDEX TO NOTES

Note                                                                             Page
----                                                                            -------
 1.  The Bank, Its Main Activities and Significant Accounting Policies          12 - 21

 2.  Cash on Hand and Deposits with Banks                                         22

 3.  Credit to the Public (Less Allowances for Doubtful Debts)                  22 - 30

 4.  Credit to the Government of Israel                                           30

 5.  Investment in an Affiliate                                                 30 - 31

 6.  Building and Equipment                                                       32

 7.  Other Assets                                                                 33

 8.  Deposits from the Public                                                     33

 9.  Deposits from the Government                                                 33

10.  Other Liabilities                                                            34

11.  Deferred Government Deposits and Deferred Capital Notes                      35

12.  Share Capital                                                              36 - 37

13.  Contingent Liabilities, Claims and Commitments                               38

14.  Related Parties                                                            38 - 39

15.  Loss from Financing Activities Before Allowance for Doubtful Debts           40

16.  Commissions and Other Income                                                 41

17.  Salaries and Related Expenses                                                41

18.  Other Expenses                                                               41

19.  Income Taxes                                                                 42

20.  Reconciliation Between Israel GAAP and U.S. GAAP                           42 - 44

21.  Subsequent events                                                            45

22.  Information on the basis of Nominal Historical Data for tax purposes       46 - 48

23.  Other Information in Nominal Values                                          48

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

            (4)   Data on rates of exchange and the Consumer Price Index:

                                                                                            Rate of change
                                                             December 31,                     for the year
                                                        -----------------------------   -------------------------
                                                       2004       2003      2002      2004       2003      2002
                                                                                        %         %          %
                                                      ------     ------    ------     ----      -----      -----
                  Rate of exchange of the
                   U.S. dollar                         4.308     4.379     4.737      (1.6)     (7.56)     7.27
                  Rate of exchange of the
                   Euro                               5.8768     5.5331    4.9696     6.21      11.34      27.18
                  Consumer Price Index (in
                   Points) for the month of

                    November                          114.20     113.20    115.4      0.88      (1.91)     6.65
                    December                          114.32     112.95    115.1      1.21      (1.87)     6.48

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 2 - Cash on Hand and Deposits with Banks

                                                                        December 31
                                                                   2004              2003
                                                                 Reported         Adjusted
                                                                  amounts          amounts
                                                                 --------         --------
                                                                      In thousands NIS
                                                                 -------------------------
      Cash on hand and deposits with the Bank of Israel            56,404           38,553
      Deposits with banks                                              17               33
                                                                 --------         --------
      Total                                                        56,421           38,586
                                                                 ========         ========
      Cash and deposits for an original period of up to
       three months in the Bank of Israel and banks                56,421           38,586
                                                                 ========         ========

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts)

      A.    Composition:

                                                                              December 31
                                                                     ----------------------------
                                                                        2004               2003
                                                                      Reported           Adjusted
                                                                       amounts           amounts
                                                                     ----------        ----------
                                                                           In thousands NIS
                                                                     ----------------------------
            Credit (*)                                                  124,149           127,217
            Credit from designated deposits (**)                         83,606            95,946
                                                                     ----------        ----------

            Total credit to the public for which the Bank is
             responsible                                                207,755           223,163

            Less - general and additional allowances for
             doubtful debts                                             (24,844)          (24,869)
            Special allowance                                            (6,000)           (6,000)
                                                                     ----------        ----------

            Total                                                       176,911           192,294
                                                                     ----------        ----------

            Credit from designated deposits, repayment of
            which to the depositor is conditional upon the
            collection of the loan and includes a margin                 61,461            59,324
                                                                     ----------        ----------

            Total credit to the public                                  238,372           251,618
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      B.    Credit to the public for which the Bank is responsible includes (*)

                                                                           December 31
                                                                    ------------------------
                                                                      2004            2003
                                                                    Reported        Adjusted
                                                                     amounts        amounts
                                                                    ---------      ---------
                                                                         In thousands NIS
                                                                    ------------------------
            Credit to the agricultural sector

            (a) For which the Bank is responsible (*):

                   Kibbutzim (including factories and regional
                     and national organizations)                       83,285         95,455

                   Moshavim (including factories and regional
                     and national organizations)                      124,470        127,708
                                                                    ---------      ---------
                  Total credit to the Agricultural Sector for
                  which the Bank is responsible (**)                  207,755        223,163

            (b) Credit for which the Bank is not
                   responsible (*):
                          Balance as of balance sheet date             45,127         40,829
                                                                    ---------      ---------

                    Total credit to the Agricultural Sector           252,882        263,992
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

            Credit to the Agricultural Sector for which the Bank is responsible includes (*):

                                                                         December 31
                                                                  ------------------------
                                                                     2004           2003
                                                                   Reported       Adjusted
                                                                   amounts         amounts
                                                                  ---------      ---------
                                                                      In thousands NIS
                                                                  ------------------------
      (a)   Credit to borrowers which has been rescheduled:
            (1)  Credit which was rescheduled in prior years,
                 with waiver of income -
                 Balance as of balance sheet date                     3,818          4,142

            (2)  Credit which was rescheduled during the
                 current year without waiver of income -
                 Balance as of balance sheet date                     7,037          5,388

      (b) Credit to borrowers which is to be rescheduled, as per the Bank management's decision, but has not yet been rescheduled:

            Balance  as  balance sheet date                          87,871         89,628


      (c)   Credit in temporary arrears, balance at balance
            sheet date                                                   38          3,615

      (d)   Credit under special supervision:
            Balance as of balance sheet date                         68,043         69,950

      (e) Credit to the agricultural sector for which the Bank is responsible (*), and is not included within the framework of loans to problematic borrowers as above:

            Balance as of balance sheet
            date (income in respect of these loans  included
            in  the  statement  of  operations  - NIS  2,260
            thousand (2003 - NIS 2,735 thousand)                     40,948         50,440
                                                                  ---------      ---------

      Total                                                         207,755        223,163
                                                                  =========      =========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      C.    Allowances for doubtful debts

                                               December 31, 2004                             December 31, 2003
                                                Reported amounts                              Adjusted amounts
                                      --------------------------------------       -------------------------------------
                                                    Allowance                                     Allowance
                                      --------------------------------------       -------------------------------------
                                      Specific(*)   Additional(**)     Total       Specific(*)   Additional(**)    Total
                                      -----------   --------------     -----       -----------   --------------    -----
Balance at the beginning
  of the year                           109,011         30,869        139,880        118,373         30,756       149,129
                                       --------       --------       --------       --------       --------      --------

Allowance during the current year                                                      3,500             --          3,500
Decrease in allowances                       --             --             --             --             --            --
                                       --------       --------       --------       --------       --------      --------

Amount charged to statement of
operations                                   --             --             --          3,500             --         3,500
                                       --------       --------       --------       --------       --------      --------

Write offs                               (8,579)            --         (8,579)       (14,425)            --       (14,425)

Erosion and adjustment
  of balances                                --            (25)           (25)         1,563            113         1,676
                                       --------       --------       --------       --------       --------      --------

Balance at the end of the year          100,432         30,844        131,276        109,011         30,869       139,880
                                       ========       ========       ========       ========       ========      ========

                                                       December 31, 2002
                                                       Adjusted amounts
                                          --------------------------------------
                                                            Allowance
                                          --------------------------------------
                                          Specific(*)    Additional(**)    Total
                                          -----------    --------------    -----
Balance at the beginning
  of the year                               136,911         31,138        168,049
                                           --------       --------       --------

Allowance during the current year                 --             --            --
Decrease in allowances                          (25)            --            (25)
                                           --------       --------       --------

Amount charged to statement of
operations                                      (25)            --            (25)
                                           --------       --------       --------

Write offs                                  (16,458)            --        (16,458)

Erosion and adjustment
  of balances                                (2,055)          (382)        (2,437)
                                           --------       --------       --------

Balance at the end of the year              118,373         30,756        149,129
                                           ========       ========       ========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      D.    Classification of credit balances (*) to the public under the Bank's
            responsibility(**)   according  to  size  of  credit  to  individual
            borrower

                    December 31 2004                                        December 31 2003
 -----------------------------------------------------     ---------------------------------------------------
     Credit to borrowers        No. of        Credit         Credit to borrowers        No. of       Credit
 ------------------------      borrowers     Reported      ---------------------       borrowers    Adjusted
    From            To           (***)        amounts        From           To           (***)       amounts
 ----------      --------      ---------   -----------     ---------     -------      ----------    ----------
             In                                 In                     In                               In
          thousands                          thousands             thousands                        thousands
           Of NIS                             of NIS                Of NIS                            Of NIS
 ------------------------                  -----------     ---------------------                    ----------
                      10           15             76                           7           18            58
       10             20           14            220             7            18           11           162
       20             40           19            563            18            35           18           464
       40             80           20          1,160            35            70           21         1,063
       80            150           17          1,960            70           140           20         2,008
      150            300           21          4,710           140           285           23         4,822
      300            600           21          9,395           285           530           23         9,338
      600          1,200           28         23,861           530         1,060           26        20,111
    1,200          2,000           16         24,191         1,060         1,770           20        27,161
    2,000          4,000           24         61,419         1,770         3,500           34        83,240
    4,000          8,000            7         39,305         3,500         7,100            7        33,663
    8,000         20,000            3         40,895         7,100        17,700            4        41,073
   20,000         40,000           --             --        17,700        35,000           --            --
                              -------      ---------                                  -------      --------

    Total                         205        207,755         Total                        225       223,163
                              =======      =========                                  =======      ========

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

Note 4 - Credit to the Government of Israel (including deposits)

                                                                                       December 31
                                                                               --------------------------
                                                                                  2004             2003
                                                                                Reported         Adjusted
                                                                                 amounts         amounts
                                                                               --------          --------
                                                                                   In thousands of NIS
                                                                               --------------------------
             Credit in respect of participation in write-off of Balloon
              and  incentive                                                      16,385           24,410
             Write-offs against deferred deposits                                  5,737            5,429
                                                                                -------          -------
             Total credit to the Government (including deposits)                  22,122           29,839
                                                                                =======          =======

Note 5 - Investment in an Affiliate

                                                                                      December 31
                                                                               --------------------------
                                                                                  2004              2003
                                                                               Reported          Adjusted
                                                                                amounts           amounts
                                                                               --------          --------
                                                                                   In thousands of NIS
                                                                               --------------------------
             (a)      Composition:
                      Cost of shares                                             22,533           22,533
                      Post acquisition losses                                   (21,475)         (21,508)
                                                                                -------          -------
                      Total investment                                            1,058            1,025
                                                                                =======          =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 5 - Investment in an Affiliate (Cont.)

      (b)   Details of the Company:

            Name of company: The Palestine Agricultural Settlement Association
                             Ltd. Agricultural financial institution

                                                                             2004        2003
                                                                            -----       -----
            Details about the company:

              Equity in capital providing rights for dividends
              percentage of holdings                                         50.0%       50.0%

              Equity in capital providing voting rights - percentage
              holdings                                                       49.9%       49.9%

              Investments in shares - equity basis (NIS in thousand)        1,058       1,025

              Contribution to net operating profit (loss) (NIS in
              thousand)                                                        33          56

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 6 - Building and Equipment

                                                                   Cost
                                             -------------------------------------------------

                                             -------------------------------------------------

                              Rate of        Beginning    Additions      Disposals
                            depreciation        of        during the      during       End of
                                 %             year          year        the year       year
                            ------------     ---------    ---------      ---------     -------
Building (**)                    4%              367           --            --           367

Equipment and
   Furniture                   6-20%           1,454           --            --         1,454
                                             ---------    ---------      ---------     -------
Total building and
   Equipment                                   1,821           --            --         1,821
                                             =========    =========      =========     ========
                                              Depreciation                                Depreciated Balance
                          -------------------------------------------------------       ----------------------
                                  In thousands of NIS
                                  Reported amounts (*)
                          ------------------------------------------------------------------------------------
                          Accumulated     Allowance                   Accumulated       Beginning
                          at beginning     during       Disposals       at end              of          End of
                            of year         year       during year      of year            Year          year
                          -----------     ---------    -----------    -----------       ---------      -------
Building (**)                   186          12             --             198            181            169

Equipment and
   Furniture                  1,292          32             --           1,324            162            130
                          -----------     ---------    -----------    -----------       ---------      -------
Total building and
   Equipment                  1,478          44             --           1,522            343            299
                          ==========     ==========    ===========     ==========       =========     ========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 7 - Other Assets

                                                                                       December 31
                                                                                --------------------------
                                                                                  2004              2003
                                                                                Reported          Adjusted
                                                                                 amounts          amounts
                                                                                --------          --------
                                                                                   In thousands of NIS
                                                                                --------------------------
             Refund of payroll tax                                                 1,942            1,992
             Other accounts receivable                                               250              126
                                                                                --------         --------
                      Total other assets                                           2,192            2,118
                                                                                ========         ========

Note 8 - Deposits from the Public

                                                                                       December 31
                                                                                --------------------------
                                                                                  2004              2003
                                                                                Reported          Adjusted
                                                                                 amounts          amounts
                                                                                --------          --------
                                                                                    In thousands of NIS
                                                                                --------------------------
             Demand deposits                                                         831              974
             Time deposits                                                            17               17
             Designated deposits                                                      32               31
                                                                                --------         --------
                                                                                     880            1,022
                                                                                ========         ========
             Includes deposits the repayment of which to the
              depositor is dependent on collection of the related
              credit with margin                                                      32               31
                                                                                ========         ========

Note 9 - Deposits from the Government

                                                                                       December 31
                                                                                --------------------------
                                                                                  2004              2003
                                                                                Reported          Adjusted
                                                                                 amounts          amounts
                                                                                --------          --------
                                                                                   In thousands of NIS
                                                                                --------------------------
              Designated and other deposits **                                   443,316          438,291
                                                                                ========         ========
             (**)   Includes deposits for which the repayment to the
                    depositor is stipulated on the collection of the
                    credit (without any margin)                                   64,718           62,246
                                                                                ========         ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 10 - Other Liabilities

                                                                        December 31
                                                                --------------------------
                                                                  2004              2003
                                                                Reported          Adjusted
                                                                 amounts          amounts
                                                                --------          --------
                                                                    In thousands of NIS
                                                                --------------------------
            Accrued severance pay(1)                               1,279            1,279
            Accrued vacation pay and sick leave(2)                 5,399            5,359
            Accrued payroll differences                              180              180
            Accrued recuperation payment and bonus                    --              399
            Other accounts payable credit balances                   710              713
                                                                 -------          -------
            Total other liabilities                                7,568            7,930
                                                                 =======          =======

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

      (b)   Deferred Government deposits

                                                                              December 31
                                                                      -------------------------
                                                     Weighted            2004             2003
                                                   interest rate           (In thousands NIS)
                                                   December 31,       --------         --------
                                                       2004            Reported         Adjusted
                                                         %              amounts          amounts
                                                   -------------       --------         --------
            In Israeli currency:
            Not linked                               9.9-28.5           501,830          427,349
            Linked to the Index                        3.66             488,350          466,661
            Linked to foreign currency                 6.22               1,739            1,662
                                                                        -------          -------
                                                                        991,919          895,672
                                                                        =======          =======

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 12 - Share Capital

      a)    Share capital of the Bank (in nominal values)

                                                                                       Reported amounts
                                                                                      In thousands of NIS
                                                                                      2004           2003
                                                                                    -----------------------
                                                                     Authorized      Issued and Outstanding
                                                                    ----------      -----------------------
            Ordinary Shares of NIS 0.0001                              37,970        13,505          13,505

            8%  Cumulative and Participating
                     Preferred "A" Shares of NIS 0.001                201,530       195,768         195,768

            7.5% Cumulative and Redeemable
                     Preferred "C" Shares of of
                     NIS 0,042, linked to the U.S. dollar
                      (see d. below)                                   10,500        10,500          10,500
                                                                      -------       -------         -------
                                                                      250,000       219,773         219,773
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 13 - Contingent Liabilities, Claims and Commitments

                                                                                      December 31
                                                                              --------------------------
                                                                                2004              2003
                                                                              Reported          Adjusted
                                                                               amounts          amounts
                                                                              --------          --------
                                                                                   In thousands of NIS
                                                                              --------------------------
           Off balance sheet financial instruments
             Transactions for which the amount stated constitutes
             a credit risk:
                    Unutilized lines of credit                                   197               213
                                                                              ======            ======

Note 14 - Related Parties

      (a)   Balance sheet balances:

                                                    Affiliate                                      General manager
                                 ----------------------------------------------    ----------------------------------------------
                                     Balance as of             Highest balance         Balance as of           Highest balance
                                      December 31,                 during               December 31,                during
                                 ---------------------    ---------------------    ---------------------    ---------------------
                                   2004         2003        2004         2003        2004         2003        2004         2003
                                 Reported     Adjusted    Reported     Adjusted    Reported     Adjusted    Reported     Adjusted
                                  amounts      amounts     amounts      amounts     amounts      amounts     amounts      amounts
                                 --------     --------    --------     --------    --------     --------    --------     --------
                                                                        In thousands of NIS
                                 ------------------------------------------------------------------------------------------------
The following include
 balances of the affiliate:
    Assets - credit to the
      public                        --           --           --           4           --          --           --          --
    Liabilities - deposits
      from the public                2           16           25          26           43          51           66          53

      (b)   A summary of the operating results with related parties:

                                                                                Year ended December 31
                                                                       ---------------------------------------
                                                                         2004            2003           2002
                                                                       Reported        Adjusted       Adjusted
                                                                        amounts        amounts         amounts
                                                                       --------        --------       --------
                                                                                  In thousands of NIS
                                                                       ---------------------------------------
            Participation in expenses by the affiliate                      95             95             130
            Management fees to shareholders                                 --             --              10

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 14 - Related Parties (Cont.)

      (c)   (Cont.)

            The following balance sheet items include balances of these entities:

                                                              December 31
                                                      --------------------------
                                                        2004              2003
                                                      Reported          Adjusted
                                                       amounts          amounts
                                                      --------          --------
                                                          In thousands of NIS
                                                      --------------------------
            Assets:
              Credit to the public                     16,334            18,495

            The State of Israel is the main related party to the Bank. Adjustments including rotation of discrepancies with the Ministry of Finance with respect to the liabilities of the Bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the Bank are based on the supplementary agreement (amended) for the Kibbutzim.

      (d)   Benefits to related parties:

                                                                     Year ended December 31,
                                                   -----------------------------------------------------------
                                                              2004                           2003
                                                   ----------------------------   ----------------------------
                                                      Total                           Total
                                                     Benefits                       Benefits
                                                     Reported       Number of       Adjusted       Number of
                                                   amounts(1)     beneficiaries   amounts(2)     beneficiaries
                                                   ------------   -------------   ------------   -------------
                                                        In                             In
                                                     Thousands                      Thousands
                                                      of NIS                         of NIS
                                                   ------------                   ------------
      Related party employed by the Bank                473             1              486             1
      Directors not employed by the Bank                 58             8               19             5
                                                     ------                         ------
                                                        531                            505
                                                     ======                         ======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 15 - Loss from Financing Activities Before Allowance for Doubtful Debts (expenses are shows in negative numbers).

                                                                        Year ended December 31
                                                               ----------------------------------------
                                                                 2004           2003           2002
                                                                       Reported              Adjusted
                                                                      Amounts(1)            Amounts(2)
                                                               ----------------------      ------------
                                                                        In thousands of NIS
                                                               ----------------------------------------
      In respect to assets
       From credit to the public                                24,543         21,711         18,059
       From credit to the Government of Israel                     538            349            866
       From deposits with the Bank of Israel                     2,132          2,501           (423)
       From deposits with banks                                      1            422         (1,258)
       From other assets                                            --             --            (18)

      In respect to liabilities
        On deposits from the:
        Public                                                     (15)           (37)            28
        Government                                             (20,632)       (10,097)       (15,285)
        On other liabilities                                        --             --              6

      On respect to deferred deposits and capital notes:
        On deferred Government deposits                        (96,247)       (81,190)       (55,265)
        On deferred capital notes:
        Held by the public                                          --             --         (3,265)
        Held by the Government                                  (5,674)        (8,326)        (6,592)

      Other
       Other financing income                                    1,294          6,749          1,279
                                                               -------        -------        -------

      Total loss from financing activities before
       allowance for doubtful debts                            (94,060)       (67,918)       (61,868)
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 16 - Commissions and Other Income

                                                                                   Year ended December 31
                                                                            -------------------------------------
                                                                              2004          2003            2002
                                                                                  Reported               Adjusted
                                                                                  amounts                 Amounts
                                                                            --------------------         --------
                                                                                    In thousands of NIS
                                                                            -------------------------------------
             Bookkeeping                                                        35             42             55
             Collections and transfers                                          22             17             17
             Management fees from affiliated company                            --             --             10
             Other                                                              72             54              5
                                                                             -----          -----          -----
                                                                               129            113             87
                                                                             =====          =====          =====

Note 17 - Salaries and Related Expenses

                                                                                   Year ended December 31
                                                                            -------------------------------------
                                                                               2004          2003          2002
                                                                                  Reported               Adjusted
                                                                                  amounts                 Amounts
                                                                            --------------------         --------
                                                                                    In thousands of NIS
                                                                            -------------------------------------
             Salaries                                                          5,053         5,585         5,530
             Severance pay, pension, provident fund
              contributions and sick pay                                       1,136         1,126           784
             National Insurance, employees tax and salary tax                    319           308           302
                                                                               -----         -----         -----
                                                                               6,508         7,019         6,616
                                                                               =====         =====         =====

Note 18 - Other Expenses

                                                                                   Year ended December 31
                                                                            -------------------------------------
                                                                             2004           2003           2002
                                                                                  Reported               Adjusted
                                                                                  amounts                 Amounts
                                                                            --------------------         --------
                                                                                    In thousands of NIS
                                                                            -------------------------------------
             Professional services                                            345            338            192
             Communications                                                   116            115            119
             Computer services                                                 77             81             74
             Office expenses                                                   64             54             64
             Promotion and advertising                                         16             10             16
             Insurance                                                        289            269            211
             Professional training and extension courses                        -              -              4
             Director fees                                                     58             20             28
             Commissions                                                       11             30             19
             Trustee commissions due to shares and
              capital notes                                                    57            229            288
             Taxes and toll fees                                               81             81             66
             Participation in the budget of kibbutzim
              management                                                      105            160            108
             Participation in the budget of Moshavim
              management                                                      112            115            238
             Others                                                           109            127             97
                                                                            -----          -----          -----
                                                                            1,440          1,629          1,524
                                                                            =====          =====          =====

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

            Below is a summary of the Cash Flow showing the amounts described in
            Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

                                                                           Year ended December 31
                                                                  ----------------------------------------
                                                                      2004           2003          2002
                                                                  ----------     ----------     ----------
                                                                           Reported               Adjusted
                                                                            amounts               amounts
                                                                  --------------------------     ---------
                                                                            (In thousands of NIS)
                                                                  ----------------------------------------
            Cash flows from operating activities:
            Loss for the year                                       (102,616)       (99,665)       (70,095)
            Adjustments to reconcile the cash flows
             used in operating activities:
            Equity in the profits of an affiliate                        (33)           (56)           (19)
            Depreciation on the bank's building and
              equipment                                                   44             43             34
                                                                  ----------     ----------     ----------
            Net cash used in operating activities                   (102,605)       (99,678)       (70,080)
                                                                  ----------     ----------     ----------

            Cash flows from investing activities
            Decrease (increase) in credit to the public              (20,842)        (7,580)          (878)
            Collection from the public                                34,088         34,040         46,494
            Decrease (increase) in credit to the
             Government of Israel                                     (3,964)       (14,205)       (15,626)
            Collection from the Government of Israel                  11,681         14,525         10,925
            Purchase of equipment                                         --            (11)           (80)
            Other assets                                                 (74)          (489)          (123)
                                                                  ----------     ----------     ----------
            Net cash provided by investing activities                 20,889         26,280         40,712
                                                                  ----------     ----------     ----------

            Net cash provided by financing activities                 99,551         54,347         51,662
                                                                  ----------     ----------     ----------

            (Decrease) increase in cash on hand and deposits
            with banks                                                17,835        (19,051)        22,294
            Balance of cash on hand and deposits
             with banks at the beginning of the year                  38,586         57,637         35,343
                                                                  ----------     ----------     ----------
            Balance of cash on hand and deposits
             with banks at the end of the year                        56,421         38,586         57,637
                                                                  ==========     ==========     ==========



                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)


      (e)   Earnings per share

            The computation of earnings per share as it relates to the Company is not different than that under US GAAP.


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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes

      (a)   Balance sheets:

                                                                         December 31
                                                                 ---------------------------
                                                                     2004            2003
                                                                       (In thousands)
                                                                 ---------------------------
            ASSETS

            Cash on hand and deposits with banks                     56,421           38,586
            Credit to the public                                    238,372          251,618
            Credit to the Government of Israel                       22,122           29,839
            Investment in an affiliate                                1,058            1,025
            Bank building and equipment                                 173              202
            Other assets                                              2,192            2,118
                                                                 ----------       ----------

            Total assets                                            320,338          323,388
                                                                 ==========       ==========

            LIABILITIES AND SHAREHOLDERS' DEFICIENCY

            Deposits from the public                                    880            1,022
            Government of Israeli deposits                          443,316          438,291
            Other liabilities                                         7,568            7,930
                                                                 ----------       ----------
                                                                    451,764          447,243

            Deferred deposits from the Government of Israel         991,919          895,672

            Deferred capital notes:
              Held by the Government                                 73,835           75,052
                                                                 ----------       ----------

            Total liabilities                                     1,517,518        1,417,967
            Shareholders' deficiency                             (1,197,180)      (1,094,579)
                                                                 ----------       ----------

            Total liabilities and shareholders' deficiency          320,338          323,388
                                                                 ==========       ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

      (b)   Statements of operations:

                                                                             Year ended December 31
                                                                  --------------------------------------------
                                                                       2004            2003            2002
                                                                                 (In thousands)
                                                                  --------------------------------------------
            Loss from financing activities
            Loss from financing activities before
             allowance for doubtful debts*                           (94,060)         (67,918)        (120,296)
            Allowance for doubtful debts                                  --           (3,500)              --
                                                                  ----------       ----------       ----------

            Loss from financing activities after
             allowance for doubtful debts                            (94,060)         (71,418)        (120,296)
                                                                  ----------       ----------       ----------

            Operating and other income
             Rental income                                               426              542              511
             Commissions and other income                                129              113               89
                                                                  ----------       ----------       ----------

             Total operating and other income                            555              655              600
                                                                  ----------       ----------       ----------

            Operating and other expenses
             Salaries and related expenses                             6,508            7,019            7,093
             Depreciation for building and equipment                      29               28               19
             Maintenance of building and equipment                     1,152            1,117              659
             Other expenses                                            1,440            1,629            1,545
                                                                  ----------       ----------       ----------

            Total operating and other expenses                        (9,129)          (9,793)          (9,316)
                                                                  ----------       ----------       ----------

            Operating loss                                          (102,634)         (80,556)        (129,012)
            Equity in profits of an affiliate                             33               37               78
                                                                  ----------       ----------       ----------

            Net loss for the year                                   (102,601)         (80,519)        (128,934)
                                                                  ==========       ==========       ==========

            Loss per NIS 1 nominal value of share
             capital - operating loss                                (490.27)         (384.80)         (616.10)
                                                                  ==========       ==========       ==========
            (*) Income (loss) from financing activities
            before allowance for doubtful debts, interest on
            Government deposits and deferred capital notes             7,861           21,598           (8,578)
             Interest on Government deposits and
            deferred capital notes                                  (101,921)         (89,516)        (111,718)
                                                                  ----------       ----------       ----------
            Loss from financing activities before
            allowance for doubtful debts                             (94,060)         (67,918)        (120,296)
                                                                  ==========       ==========       ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

      (c)   Statements of Changes in Shareholders' Deficiency

                                                             Receipts
                                               Share        account of     Accumulated
                                              capital         shares         deficit            Total
                                            ----------      ----------     -----------       ----------
                                                                 (In thousands)
                                            -----------------------------------------------------------
            Balance at January 1, 2002             220          91,893        (977,239)        (885,126)
              Loss for the year                     --              --        (128,934)        (128,934)
                                            ----------      ----------      ----------       ----------

            Balance at January 1, 2003             220          91,893      (1,106,173)      (1,014,060)
              Loss for the year                     --              --         (80,519)         (80,519)
                                            ----------      ----------      ----------       ----------

            Balance at January 1, 2004             220          91,893      (1,186,692)      (1,094,579)
              Loss for the year                     --              --        (102,601)        (102,601)
                                            ----------      ----------      ----------       ----------

            Balance at
              December 31, 2004                    220          91,893      (1,289,293)      (1,197,180)
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

Note 23 - Other Information in Nominal Values

                                                                                Issued and Outstanding
                                                                             --------------------------
                                                                                 2004            2003
                                                                             ----------      ----------
            Ordinary shares NIS 0.0001 par value                                 13,505          13,505

            8% "A" Cumulative and Participating shares                          195,768         195,768
            7.5% "C" Cumulative Preferred shares linked to the exchange
              Of the U.S. Dollar convertible to NIS 0.042 par
               value (see Note 12)                                               10,500          10,500
                                                                             ----------      ----------
                                                                                219,773         219,773
                                                                             ==========      ==========