Form 20-F/A
period 2004-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2006-01-18
CIK 52723

---------------------
                                                           OMB Approval
                                                           OMB Number: 3235-0288
                                                           ---------------------

                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 20-F/A

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

        Item 17  |X|                                           Item 18 |_|

TABLE OF CONTENTS

PART I                                                                                                   Pages
------                                                                                                  -------
Item 1       Identity of Directors, Senior Management and Advisors                                         3
Item 2       Offer Statistics and Expected Timetable                                                       3
Item 3       Key Information:                                                                              3
             A.   Selected Financial Data
             B.   Capitalization and Indebtedness
             C.   Reasons for the Offer and Use of Proceeds
             D.   Risk Factors

Item 4       Information on the Company:                                                                   6
             A.   History and Development of the Company
             B.   Business Overview
             C.   Property, Plants and Equipment
Item 5       Operating and Financial Review and Prospects                                                 10
             A.   Business Policy
             B.   Liquidity and Capital Resources
             C.   Loss recognition of doubtful debts
             D.   Income recognition on loans
             E.   Loan restructuring gains or losses
             F.   Results of operations
             G.   Shareholders' equity
             H.   Principal Balance Sheet items
             I.   Investee companies
             J.   Critical Accounting Policies
             k.   Trend information
             L.   Off- Balance Sheet Arrangements
             M.   Aggregate Contractual Obligations
Item 6       Directors, Senior Management and Employees                                                   16
             A.   Board of Directors
             B.   Bank's Management
             C.   Personnel
Item 7       Major Shareholders and Related Party Transactions                                            18
Item 8       Financial Information                                                                        18
Item 9       The Offer and Listing                                                                        18
Item 10      Additional Information                                                                       18
             A.   Share Capital
             B.   Material Contracts
             C.   Exchange Controls
             D.   Taxation
             E.   Dividend and Paying Agents
             F.   Statement by Experts
             G.   Documents on Display
             H.   Subsidiary Information
Item 11      Quantitative and Qualitative Disclosure about Market Risks                                   23
Item 12      Description of Securities Other Than Equity Securities                                       24

PART II
-------
Item 13      Defaults, Dividend Arrearages and Delinquencies                                              25
Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds                 25
Item 15      Controls and procedures                                                                      25
Item 16      Reserved                                                                                     25
Item 16A     Audit Committee Financial Expert                                                             25
Item 16B     Code of ethics                                                                               25
Item 16C     Principal accountant fees and services                                                       25

PART III
--------
Item 17      Financial Statements                                                                         26
Item 18      Exhibits                                                                                     26
Item 19      Signatures                                                                                   26
             Certifications

                                   FORM 20-F/A

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

        Not applicable

ITEM 3. KEY INFORMATION:

        A.    SELECTED FINANCIAL DATA

              Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December
              1987) and from 2004 in reported amounts - see note 1c to the financial statements:

                                                                               December 31,
                                                         -------------------------------------------------------
                                                           2004          2003       2002       2001       2000
                                                         --------      --------   --------   --------   --------
              Rate of Exchange -
                                1US$ = NIS                  4.308         4.379      4.737      4.416      4.041

              Consumer Price Index (points)                437.56        432.34     440.65     413.77     408.00



                                                         Reported                    Adjusted
                                                         amounts                      amounts
                                                         --------      -----------------------------------------
              ASSETS

              Cash in hand and deposits with
                         Banks                             56,421        38,586     57,637     35,343     23,311

              credit to the public                        238,372       251,618    278,078    323,694    366,412

              credit to the Government of Israel           22,122        29,839     30,159     25,459     31,407

              Investment in affiliate                       1,058         1,025        969        951        914

              Bank premises and equipment                     299           343        375        329        377

              Other assets                                  2,192         2,118      1,629      1,505      1,305
                                                         --------      --------   --------   --------   --------

              Total assets                                320,464       323,529    368,847    387,281    423,726
                                                         ========      ========   ========   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                         December 31,
                                                 --------------------------------------------------------------
                                                    2004         2003         2002         2001         2000
                                                 ----------   ----------   ----------   ----------   ----------
                                                 Reported
                                                  amounts                    Adjusted amounts
                                                 ----------   -------------------------------------------------
Deposits from the public                                880        1,022        1,077        1,834        1,519
Deposits from the Government
           of Israel                                443,316      438,291      436,946      440,144      439,516
Other liabilities                                     7,568        7,930        7,442        7,963       27,265
         Deferred deposits from the
           Government of Israel                     991,919      895,672      799,118      743,838      681,868
Deferred capital notes
           Held by the public                            --           --       39,435       39,387       37,231
           Held by the Government                    73,835       75,052       79,602       78,792       72,436
Non-participating preference
           shares                                        11           11           11           12           11
Shareholders' deficiency                         (1,197,065)  (1,094,449)    (994,784)    (924,689)    (836,120)
                                                 ----------   ----------   ----------   ----------   ----------

Total liabilities and shareholders' equity          320,464      323,529      368,847      387,281      423,726
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
                                                 ==========   ==========   ==========   ==========   ==========

Share Capital

Share capital of the Bank (in nominal values)

                                                             December 31,
                                                       ----------------------
                                                          2004        2003
                                                       ----------   ---------
                                          Authorized   Issued and Outstanding
                                          ----------   ----------------------
                                                        NIS
                                          -----------------------------------

Ordinary Shares of NIS 0.0001                37,970        13,505     13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001           201,530       195,768    195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)     10,500        10,500     10,500
                                           --------      --------   --------

                                            250,000       219,773    219,773
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

Principal Balance Sheet Items

The assets and liabilities of the Bank at the end of 2004 and 2003 were as follows (in thousands of NIS):

                                           Year ended December 31,
                                           ------------------------
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

Critical Accounting policies

Critical Accounting Policies refers to the allowance for doubtful debts

The Bank bases its judgment on the above allowance on its experience and various assumptions that it believes to be reasonable under the circumstances. Material changes in the arrangements if any, are likely to obligate additional allowances. Please refer to Note 1I to the Bank's financial statements included in this Annual Report on Form 20-F/A for the year ended December 31, 2004 for more details.

Trend Information

Not Applicable

Off- Balance Sheet Arrangements

Please see Note 13 to the Bank's financial statements included in this Annual Report on Form 20-F/A for the year ended December 31, 2004 for more details.

Aggregate Contractual Obligations

Please see Item 4 and Item 5 in this Annual Report on Form 20-F/A for more details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      A.    Board of Directors

      In the course of 2004, 10 Board meetings were held, as well as 12 meetings of various Board Committees.

      Board changes in 2004 and as of June 2005 were - Directors whose term began:

               Name                                Beginning Date
         --------------------------------    ----------------------------------

         Kulas Eliezer, Adv.                       May 30, 2004
         Zibin Nehama, Adv.                        November 18, 2004
         Medleg Gamal                              May 30, 2004
         Grinfeld Elisha, Adv.                     February 18, 2004
         Dadon-Israeli-Bar                         February 3, 2004

      Roster of Directors, their principal occupation and other directorships held by them:

            Name                        Principal Occupation                      Other Directorship
      -----------------------     ---------------------------------     ---------------------------------
      Kulas Eliezer, Adv.         Attorney                              --

      Helmaliah Dorit             General manager of business           --
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
                                  Agriculture

      Zibin Nehama, Adv.          Attorney                              Omnitek,   Meshulam  Levinstein,
                                                                        TTI

Bank's Management

Name                               Major Responsibility
--------------------------------   ------------------------------------

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A summary of the operating results with related parties:

                                                        Year ended
                                                        December 31
                                                 -------------------------
                                                   2004            2003
                                                       (In thousands)
                                                 -------------------------
                                                  Reported       Adjusted
                                                   amounts        amounts
                                                 -----------   -----------

Participation in expenses by the affiliate           95              95


ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

      Subsidiaries

                                                           December 31,
                                                    --------------------------
                                                      2004              2003
                                                    ---------        ---------
                                                         (NIS in thousands)
                                                    Reported          Adjusted
                                                     amounts           amounts
                                                    ---------        ---------

      (a)    Investment in shares
             Cost of shares                           22,533           22,533
             Post acquisition losses                 (21,475)         (21,508)
                                                     -------          -------
             Total investment                          1,058            1,025
                                                     =======          =======

      (b)    Details of subsidiaries                     Affiliated Company

            Name of company:                         The Palestine Agricultural
                                                     Settlement Association Ltd.
            Company details:                           Agricultural Financial
                                                             Institution
                                                     ---------------------------
                                                        2004             2003
                                                     -----------     -----------
            Capital with rights for dividends
               - percentage of holding                    50.0             50.0
            Capital with voting rights
               - percentage of holding                    49.9             49.9
            Investments in shares-equity basis           1,058            1,025
           Contribution to net profit (loss) on
           ordinary activities                              33               56

(c)   Affiliated  Company - The Palestine  Agricultural  Settlement  Association
      Ltd.

      Balance Sheet                                                      December 31,
                                                                    ---------------------
                                                                      2004        2003
                                                                     (NIS in thousands)
                                                                    ---------------------
                                                                    Reported     Adjusted
      Assets                                                         amounts     amounts
                                                                    ---------   ---------
      Loans out of designated deposits by the State of Israel           5,044       6,518

      Loans out of designated deposits by the Jewish Agency             1,346       3,991

      Other loans                                                       2,586       2,715

      Cash and deposits with banks                                      2,319       2,198

      Other assets                                                          9          18
                                                                    ---------   ---------
                                                                       11,304      15,440
                                                                    =========   =========
      Liabilities and Shareholders' Equity

      Designated deposits from the Government of Israel                 5,148       6,692

      Designated deposits from the Jewish Agency                        3,905       6,574

      Other liabilities                                                   134         124

      Shareholders' Equity                                              2,117       2,050
                                                                    ---------   ---------

                                                                       11,304      15,440
                                                                    =========   =========

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None

ITEM 15. CONTROLS AND PROCEDURES

            (A) Disclosure controls and procedures. The Bank's General Manager and Chief financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F/A. Based upon such review, the General Manager and Chief financial Officer concluded that the Bank has in place appropriate controls and procedures designed to ensure that information required to be disclosed by the Bank in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and rules hereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

            There were no other services provided.

            The fees for professional services for the 2 years ended December 31, 2004 were as follows

            =============================================
                                    2004       2003
                                    NIS         NIS
            ---------------------------------------------
            Audit fees            165,000     165,000
            =============================================

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

ITEM 19. SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Bank certifies that it meets all of the requirements for filing on From 20-F/A and has duly caused this annual report to be signed on its behalf by the undersign, thereunto duly authorized.

                                                 Israel Bank of Agriculture Ltd.


                                      /s/ Lea Patalovsky
                                -----------------------------------
                                        Lea Patalovsky
                                        General Manager

Date: June 26, 2005

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                      INDEX

                                                                        Page
                                                                      -------

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

                         [ROSENBLUM-HOLTZMAN LETTERHEAD]

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

                                                         [LOGO] A member of
                                                                KS International

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

       ROSENBLUM HOLTZMAN                         KOST FORER & GABBAY
Certified Public Accountants (Isr.)       Certified Public Accountants (Isr.)

Haifa, Israel
March 2, 2003
Except for Note 22, as to which the date is June 24, 2003.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                           As of December 31
                                                      --------------------------
                                                          2004          2003
                                                        Reported      Adjusted
                                              Note     amounts (1)   amounts (2)
                                            --------  -------------  -----------

ASSETS

   Cash on hand and deposits with banks        2           56,421        38,586

   Credit to the public                        3          238,372       251,618

   Credit to the Government of Israel          4           22,122        29,839

   Investment in affiliate                     5            1,058         1,025

   Bank building and equipment                 6              299           343

   Other assets                                7            2,192         2,118
                                                         --------      --------

TOTAL ASSETS                                              320,464       323,529
                                                         ========      ========

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

    /s/ Mr. E. Kulas, Adv.    /s/ Ms. L. Patalovsky       /s/ Mr. Y. Cohen
  -------------------------  -------------------------  ---------------------
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

Date of approval of the financial statements: February 27, 2005

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                 As of December 31
                                                             --------------------------
                                                                 2004          2003
                                                               Reported      Adjusted
                                                    Note     amounts (1)   amounts (2)
                                                  --------  ------------- -------------
LIABILITIES AND SHAREHOLDERS'
DEFICIENCY

Deposits from the public                              8              880         1,022
Government of Israel deposit                          9          443,316       438,291
Other liabilities                                    10            7,568         7,930
                                                             -----------   -----------
                                                                 451,764       447,243

Deferred deposits from the Government of Israel      11          991,919       895,672

Deferred capital notes:
   Held by the Government                            11           73,835        75,052
                                                             -----------   -----------

Total liabilities                                              1,517,518     1,417,967

Non-participating Preferred Shares                                    11            11

Shareholders' deficiency                                      (1,197,065)   (1,094,449)
                                                             -----------   -----------

Total liabilities and shareholders' equity                       320,464       323,529
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

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                   For the year ended
                                                                                       December 31
                                                                            ----------------------------------
                                                                              2004       2003         2002
                                                                            --------  -----------  -----------
                                                                                  Reported          Adjusted
                                                                      Note        amounts(1)       amounts (2)
                                                                     ------ ---------------------  -----------
Loss from financing activities
Loss from financing activities before allowance for
   doubtful debts (4)                                                  15    (94,060)    (67,918)    (61,868)
Increase in allowance for doubtful debts                               3c         --      (3,500)         --
                                                                            --------  ----------    --------
Loss from financing activities after allowance for doubtful debts            (94,060)    (71,418)    (61,868)
                                                                            --------  ----------    --------


Operating and other income
Rental income                                                                    426         542         508
Other income                                                           16        129         113          87
                                                                            --------  ----------    --------
Total operating and other income                                                 555         655         595
                                                                            --------  ----------    --------

Operating and other expenses
Salaries and related expenses                                          17      6,508       7,019       6,616
Depreciation on bank building and equipment                                       44          43          34
Building and equipment maintenance                                             1,152       1,117         667
Other expenses                                                         18      1,440       1,629       1,524
                                                                            --------  ----------    --------
Total operating and other expenses                                            (9,144)     (9,808)     (8,841)
                                                                            --------  ----------    --------

Operating loss in reported amounts                                          (102,649)    (80,571)    (70,114)
Erosions and adjustments (3)                                                      --     (19,150)         --
                                                                            --------  ----------    --------
Operating loss                                                              (102,649) (2)(99,721)    (70,114)
Equity in profits of an affiliate                                                 33  (2)    256          19
                                                                            --------  ----------    --------
Net loss for the year                                                       (102,616) (2)(99,665)    (70,095)
                                                                            ========  ==========    ========


Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
   (Note 1(k)

Operating loss for the year per Ordinary Share and
   Preferred "A" share                                                       (490.30) (2)(476.20)    (334.90)
                                                                            --------  ----------    --------

Weighted average shares outstanding                                          209.273     209.273     209.273

Income from financing activities before allowance for doubtful
   debts, interest on Government deposits                                      7,861      21,598       3,253

Interest on Government deposits and deferred capital notes                  (101,921)    (89,516)    (65,121)
                                                                            --------  ----------    --------
(4) Loss from financing activities before expense before allowance
for doubtful debts                                                           (94,060)    (67,918)    (61,868)
                                                                            ========  ==========    ========

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

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                Total
                                                             outstanding
                                                                share
                                  Outstanding   Receipts on   capital and                     Total
                                     share      account of      capital     Accumulated    shareholders'
                                    capital       shares       reserves       deficit      deficiency
                                -------------   -----------   -----------   -----------    -------------
                                Amounts adjusted for the effect of inflation based on December 2003 CPI
                                ------------------------------------------------------------------------
Balance at January 1, 2002            864,568       308,479     1,173,047    (2,097,736)      (924,689)

Loss for the year                          --            --            --       (70,095)       (70,095)
                                  -----------   -----------   -----------   -----------    -----------

Balance at January 1, 2003            864,568       308,479     1,173,047    (2,167,831)      (994,784)

Loss for the year                          --            --            --       (99,665)       (99,665)
                                  -----------   -----------   -----------   -----------    -----------

                                                         Reported amounts (*)
                                ------------------------------------------------------------------------
Balance at January 1, 2004            864,568       308,479     1,173,047    (2,267,496)    (1,094,449)

  Loss for the year                        --            --            --      (102,616)      (102,616)
                                  -----------   -----------   -----------   -----------    -----------

Balance at December 31, 2004          864,568       308,479     1,173,047    (2,370,112)    (1,197,065)
                                  ===========   ===========   ===========   ===========    ===========


(*) Cessation of the adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                              For the year ended
                                                                                   December 31
                                                                       ---------------------------------
                                                                          2004        2003        2002
                                                                        Reported          Adjusted
                                                                       amounts(1)        amounts(2)
                                                                       ----------   --------------------
Cash flows from operating activities:
Loss for the year                                                       (102,616)    (99,665)    (70,095)

Adjustments to reconcile the cash flows used in operating activities:
 Equity in the profits of an affiliate                                       (33)        (56)        (19)
 Depreciation on the bank's building and equipment                            44          43          34
                                                                        --------    --------    --------
Net cash used in operating activities                                   (102,605)    (99,678)    (70,080)
                                                                        --------    --------    --------

Cash flows from investing activities
Credit to the public                                                      13,246      26,460      45,616
Credit to the Government of Israel                                         7,717         320      (4,701)
Purchase of equipment                                                         --         (11)        (80)
Other assets                                                                 (74)       (489)       (123)
                                                                        --------    --------    --------
Net cash provided by investing activities                                 20,889      26,280      40,712
                                                                        --------    --------    --------

Cash flows from financing activities:
Deposits from the public, net                                               (142)        (55)       (756)
Deposits from the Government, net                                          5,025       1,345      (3,199)
Other liabilities, net                                                      (362)        488        (520)
Deferred Government deposits                                              96,247      96,554      55,280
Deferred capital notes, net                                               (1,217)    (43,985)        857
                                                                        --------    --------    --------
Net cash provided by financing activities                                 99,551      54,347      51,662
                                                                        --------    --------    --------

Increase (Decrease) in cash on hand and deposits with banks               17,835     (19,051)     22,294
Balance of cash on hand and deposits with banks
  at the beginning of the year                                            38,586      57,637      35,343
                                                                        --------    --------    --------
Balance of cash on hand and deposits with banks
  at the end of the year                                                  56,421      38,586      57,637
                                                                        ========    ========    ========

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

                        INDEX TO NOTES

  Note                                                                              Page
-------                                                                       --------------
1.      The Bank, Its Main Activities and Significant Accounting              12     -    21
        Policies

2.      Cash on Hand and Deposits with Banks                                         22

3.      Credit to the Public (Less Allowances for Doubtful Debts)             22     -    30

4.      Credit to the Government of Israel                                           30

5.      Investment in an Affiliate                                            30     -    31

6.      Building and Equipment                                                       32

7.      Other Assets                                                                 33

8.      Deposits from the Public                                                     33

9.      Deposits from the Government                                                 33

10.     Other Liabilities                                                            34

11.     Deferred Government Deposits and Deferred Capital Notes                      35

12.     Share Capital                                                         36     -    37

13.     Contingent Liabilities, Claims and Commitments                               38

14.     Related Parties                                                       38     -    39

15.     Loss from Financing Activities Before Allowance for Doubtful Debts           40

16.     Commissions and Other Income                                                 41

17.     Salaries and Related Expenses                                                41

18.     Other Expenses                                                               41

19.     Income Taxes                                                                 42

20.     Reconciliation Between Israel GAAP and U.S. GAAP                      42     -    44

21.     Subsequent events                                                            45

22.     Information on the basis of Nominal Historical Data for tax purposes  46     -    48

23.     Other Information in Nominal Values                                          48

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

            (4)   Data on  rates  of  exchange  and the  Consumer  Price  Index:

                                                                             Rate of change
                                                     December 31,              for the year
                                               -----------------------   ----------------------
                                                2004     2003    2002     2004    2003     2002
                                                                           %        %       %
                                               ------   ------  ------   -----   ------   -----
                  Rate of exchange of the
                   U.S. dollar                  4.308   4.379    4.737   (1.6)   (7.56)    7.27
                  Rate of exchange of the
                   Euro                        5.8768   5.5331  4.9696    6.21    11.34   27.18
                  Consumer Price Index (in
                   Points) for the month of
                    November                   114.20   113.20   115.4    0.88   (1.91)    6.65
                    December                   114.32   112.95   115.1    1.21   (1.87)    6.48

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 2 - Cash on Hand and Deposits with Banks

                                                                           December 31
                                                                     -----------------------
                                                                       2004           2003
                                                                     Reported       Adjusted
                                                                      amounts       amounts
                                                                     ---------     ---------
                                                                        In thousands NIS
                                                                     -----------------------
         Cash on hand and deposits with the Bank of Israel             56,404         38,553
         Deposits with banks                                               17             33
                                                                       ------         ------
         Total                                                         56,421         38,586
                                                                       ======         ======
         Cash and deposits for an original period of up to
          three months in the Bank of Israel and banks                 56,421         38,586
                                                                       ======         ======

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts)

      A.    Composition:

                                                                         December 31
                                                                   -----------------------
                                                                     2004           2003
                                                                   Reported       Adjusted
                                                                    amounts       amounts
                                                                   ----------     --------
                                                                       In thousands NIS
                                                                   -----------------------
            Credit (*)                                              124,149        127,217
            Credit from designated deposits  (**)                    83,606         95,946
                                                                    -------        -------

            Total credit to the public for which the Bank is
             responsible                                            207,755        223,163

            Less - general and additional allowances for
             doubtful debts                                         (24,844)       (24,869)
            Special allowance                                        (6,000)        (6,000)
                                                                    -------        -------

            Total                                                   176,911        192,294
                                                                    -------        -------

            Credit from designated deposits, repayment of
            which to the depositor is conditional upon the
            collection of the loan and includes a margin             61,461         59,324
                                                                    -------        -------

            Total credit to the public                              238,372        251,618
                                                                    =======        =======

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      B.    Credit to the public for which the Bank is responsible includes (*)

                                                                      December 31
                                                                 -----------------------
                                                                   2004          2003
                                                                 Reported       Adjusted
                                                                  amounts       amounts
                                                                 ---------      --------
                                                                    In thousands NIS
                                                                 -----------------------
           Credit to the agricultural sector

           (a) For which the Bank is responsible (*):

                 Kibbutzim (including factories and regional
                   and national organizations)                      83,285        95,455

                 Moshavim  (including factories and regional
                   and national organizations)                     124,470       127,708
                                                                  --------      --------

                Total  credit to the  Agricultural  Sector for
                which the Bank is responsible (**)                 207,755       223,163

           (b) Credit for which the Bank is not
                 responsible (*):
                         Balance as of balance sheet date           45,127        40,829
                                                                  --------      --------

                   Total credit to the Agricultural Sector         252,882       263,992
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

            Credit to the Agricultural Sector for which the Bank is responsible includes (*):

                                                                              December 31
                                                                        -----------------------
                                                                          2004           2003
                                                                        Reported       Adjusted
                                                                         amounts       amounts
                                                                        --------       --------
                                                                          In thousands NIS
                                                                        -----------------------
            (a)   Credit to borrowers which has been rescheduled:

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      C.    Allowances for doubtful debts

                                                December 31, 2004                             December 31, 2003
                                                Reported amounts                               Adjusted amounts
                                   ---------------------------------------------   --------------------------------------------
                                                     Allowance                                     Allowance
                                   ---------------------------------------------   --------------------------------------------
                                    Specific(*)    Additional(**)      Total        Specific(*)   Additional(**)     Total
                                   -------------   --------------  -------------   -------------  --------------  -------------
Balance at the beginning
   of the year                           109,011          30,869         139,880         118,373          30,756        149,129
                                   -------------   -------------   -------------   -------------   -------------  -------------

Allowance during the current year          3,500              --           3,500              --              --             --
Decrease in allowances                        --              --              --              --              --             --
                                   -------------   -------------   -------------   -------------   -------------  -------------

Amount charged to statement of
operations                                    --              --              --           3,500              --          3,500
                                   -------------   -------------   -------------   -------------   -------------  -------------

Write offs                                (8,579)             --          (8,579)        (14,425)             --        (14,425)

Erosion and adjustment
   of balances                                --             (25)            (25)          1,563             113          1,676
                                   -------------   -------------   -------------   -------------   -------------  -------------

Balance at the end of the year           100,432          30,844         131,276         109,011          30,869        139,880
                                   =============   =============   =============   =============   =============  =============


                                                December 31, 2002
                                                 Adjusted amounts
                                   ---------------------------------------------
                                                     Allowance
                                   ---------------------------------------------
                                   Specific (*)    Additional(**)      Total
                                   -------------   -------------   -------------
Balance at the beginning
   of the year                           136,911          31,138         168,049
                                   -------------   -------------   -------------

Allowance during the current year
Decrease in allowances                       (25)             --             (25)
                                   -------------   -------------   -------------

Amount charged to statement of
operations                                   (25)             --             (25)
                                   -------------   -------------   -------------

Write offs                               (16,458)             --         (16,458)

Erosion and adjustment
   of balances                            (2,055)           (382)         (2,437)
                                   -------------   -------------   -------------

Balance at the end of the year           118,373          30,756         149,129
                                   =============   =============   =============

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

      D.    Classification of credit balances (*) to the public under the Bank's
            responsibility(**)   according  to  size  of  credit  to  individual
            borrower

              December 31 2004                              December 31 2003
---------------------------------------------  --------------------------------------------
  Credit to borrowers       No. of    Credit   Credit to borrowers     No. of      Credit
------------------------  borrowers  Reported  ---------------------  borrowers   Adjusted
   From          To         (***)    amounts     From          To       (***)      amounts
-----------  -----------  --------- ---------  ---------------------  ---------  ----------
          In                           In              In                           In
       thousands                    thousands       thousands                    thousands
        Of NIS                       of NIS          Of NIS                        Of NIS
------------------------            ---------  ---------------------             ----------
                   10          15        76                      7          18         58
      10           20          14       220           7         18          11        162
      20           40          19       563          18         35          18        464
      40           80          20     1,160          35         70          21      1,063
      80          150          17     1,960          70        140          20      2,008
     150          300          21     4,710         140        285          23      4,822
     300          600          21     9,395         285        530          23      9,338
     600        1,200          28    23,861         530      1,060          26     20,111
   1,200        2,000          16    24,191       1,060      1,770          20     27,161
   2,000        4,000          24    61,419       1,770      3,500          34     83,240
   4,000        8,000           7    39,305       3,500      7,100           7     33,663
   8,000       20,000           3    40,895       7,100     17,700           4     41,073
  20,000       40,000          --        --      17,700     35,000          --         --
                            -----   -------                               ----   --------

   Total                      205   207,755       Total                    225    223,163
                            =====   =======                               ====   ========

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

Note 4 - Credit to the Government of Israel (including deposits)

                                                                             December 31
                                                                       ------------------------
                                                                         2004           2003
                                                                       Reported       Adjusted
                                                                        amounts       amounts
                                                                       -----------  -----------
                                                                         In thousands of NIS
                                                                       ------------------------
           Credit in respect of participation in write-off of Balloon
            and incentive                                                  16,385        24,410
           Write-offs against deferred deposits                             5,737         5,429
                                                                         --------       -------
           Total credit to the Government (including deposits)             22,122        29,839
                                                                         ========       =======

Note 5 - Investment in an Affiliate

                                                                             December 31
                                                                       -----------------------
                                                                         2004           2003
                                                                       Reported       Adjusted
                                                                        amounts        amounts
                                                                       --------       --------
                                                                         In thousands of NIS
                                                                       -----------------------
           (a)   Composition:
                 Cost of shares                                          22,533         22,533
                 Post acquisition losses                                (21,475)       (21,508)
                                                                       --------        -------
                 Total investment                                         1,058          1,025
                                                                       ========        =======

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 6 - Building and Equipment

                                                         Cost                                        Depreciation
                                  -----------------------------------------------  -------------------------------------------------
                                                                          In thousands of NIS
                                                                          Reported amounts (*)
                                  --------------------------------------------------------------------------------------------------
                      Rate of      Beginning    Additions    Disposals              Accumulated  Allowance   Disposals   Accumulated
                    depreciation      of         during       during     End of    at beginning    during      during      at end
                         %           year       the year     the year     year        of year       year        year       of year
                    ------------  -----------  -----------  ----------  ---------  ------------ -----------  ----------  -----------
Building (**)            4%               367           --          --        367           186          12          --          198

Equipment and
  Furniture            6-20%            1,454           --          --      1,454         1,292          32          --        1,324
                                  -----------  -----------  ----------  ---------  ------------ -----------  ----------  -----------

Total building and
  Equipment                             1,821           --          --      1,821         1,478          44          --        1,522
                                  ===========  ===========  ==========  =========  ============ ===========  ==========  ===========

                       Depreciated Balance
                    --------------------------
                     Beginning
                         of          End of
                        Year          year
                    ------------  ------------
Building (**)                181           169

Equipment and
  Furniture                  162           130
                    ------------  ------------

Total building and
  Equipment                  343           299
                    ============  ============

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 7 - Other Assets

                                                              December 31
                                                        ------------------------
                                                          2004           2003
                                                        Reported       Adjusted
                                                         amounts       amounts
                                                        ----------   -----------
                                                          In thousands of NIS
                                                        ------------------------

           Refund of payroll tax                           1,942          1,992
           Other accounts receivable                         250            126
                                                          ------         ------
                 Total other assets                        2,192          2,118
                                                          ======         ======

Note 8 - Deposits from the Public

                                                              December 31
                                                        ------------------------
                                                          2004           2003
                                                        Reported       Adjusted
                                                         amounts       amounts
                                                        ----------   -----------
                                                          In thousands of NIS
                                                        ------------------------

           Demand deposits                                   831            974
           Time deposits                                      17             17
           Designated deposits                                32             31
                                                          ------         ------
                                                             880          1,022
                                                          ======         ======

           Includes deposits the repayment
            of which to the depositor is
            dependent on collection of the
            related credit with margin                        32             31
                                                          ======         ======

Note 9 - Deposits from the Government

                                                              December 31
                                                        ------------------------
                                                          2004           2003
                                                        Reported       Adjusted
                                                         amounts       amounts
                                                        ----------  ------------
                                                          In thousands of NIS
                                                        ------------------------

            Designated and other deposits **             443,316        438,291
                                                         =======        =======

           (**)  Includes  deposits for which the
                 repayment to the depositor is
                 stipulated on the collection of the
                 credit (without any margin)              64,718         62,246
                                                         =======        =======

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

      (b)   Deferred Government deposits

                                                             December 31
                                                       ------------------------
                                          Weighted        2004          2003
                                        interest rate     (In thousands NIS)
                                        December 31,   ------------------------
                                            2004        Reported      Adjusted
                                              %          amounts       amounts
                                        -------------  -----------   ----------
            In Israeli currency:
            Not linked                    9.9-28.5       501,830       427,349
            Linked to the Index             3.66         488,350       466,661
            Linked to foreign currency      6.22           1,739         1,662
                                                         -------       -------
                                                         991,919       895,672
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 12 -   Share Capital

      a)    Share capital of the Bank (in nominal values)

                                                                          Reported amounts
                                                                        In thousands of NIS
                                                                      -----------------------
                                                                          2004        2003
                                                          Authorized   Issued and Outstanding
                                                          ----------   ----------------------
            Ordinary Shares of NIS 0.0001                   37,970        13,505      13,505

            8%  Cumulative and Participating
                  Preferred "A" Shares of NIS 0.001        201,530       195,768     195,768

            7.5% Cumulative and Redeemable
                  Preferred "C" Shares of of
                  NIS 0,042, linked to the U.S. dollar
                  (see d. below)                            10,500        10,500      10,500
                                                          --------      --------    --------
                                                           250,000       219,773     219,773
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 13 - Contingent Liabilities, Claims and Commitments

                                                                             December 31
                                                                      --------------------------
                                                                         2004           2003
                                                                       Reported       Adjusted
                                                                        amounts       amounts
                                                                      ------------  ------------
                                                                         In thousands of NIS
                                                                      --------------------------
           Off balance sheet financial instruments
             Transactions for which the amount stated constitutes
             a credit risk:
                 Unutilized lines of credit                                197            213
                                                                          ====           ====

Note 14 - Related Parties

      (a)   Balance sheet balances:

                                           Affiliate                                  General manager
                            -----------------------------------------   -----------------------------------------
                              Balance as of         Highest balance       Balance as of         Highest balance
                               December 31,             during             December 31,             during
                            -------------------   -------------------   -------------------   -------------------
                              2004       2003       2004       2003       2004       2003       2004       2003
                            Reported   Adjusted   Reported   Adjusted   Reported   Adjusted   Reported   Adjusted
                             amounts    amounts    amounts    amounts    amounts    amounts    amounts    amounts
                            --------   --------   --------   --------   --------   --------   --------   --------
                                                            In thousands of NIS
                            -------------------------------------------------------------------------------------
The following include
balances of the affiliate:
  Assets - credit to the
   public                          --         --         --          4         --         --         --         --
  Liabilities - deposits
   from the public                  2         16         25         26         43         51         66         53

      (b)   A summary of the operating results with related parties:

                                                                  Year ended December 31
                                                            -----------------------------------
                                                               2004        2003         2002
                                                            Reported     Adjusted    Adjusted
                                                             amounts      amounts     amounts
                                                                    In thousands of NIS
                                                            -----------------------------------
            Participation in expenses by the affiliate            95          95          130
            Management fees to shareholders                       --          --           10

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

--------------------------------------------------------------------------------

Note 14 - Related Parties (Cont.)

      (c)   (Cont.)

            The  following   balance  sheet  items  include  balances  of  these
            entities:

                                                           December 31
                                                     ------------------------
                                                       2004           2003
                                                     Reported       Adjusted
                                                      amounts       amounts
                                                     -----------  -----------
                                                       In thousands of NIS
                                                     ------------------------
            Assets:
              Credit to the public                    16,334         18,495

            The State of Israel is the main related party to the Bank. Adjustments including rotation of discrepancies with the Ministry of Finance with respect to the liabilities of the Bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the Bank are based on the supplementary agreement (amended) for the Kibbutzim.

      (d)   Benefits to related parties:

                                                                Year ended December 31,
                                               ------------------------------------------------------
                                                         2004                       2003
                                               --------------------------  --------------------------
                                                 Total                        Total
                                                Benefits                     Benefits
                                                Reported      Number of      Adjusted      Number of
                                               amounts (1)  beneficiaries   amounts (2)  beneficiaries
                                               -----------  -------------   -----------  -------------
                                                    In                           In
                                                 thousands                    thousands
                                                  of NIS                       of NIS
                                               -----------                  -----------
      Related party employed by the
      Bank                                          473           1              486          1
      Directors not employed by the
      Bank                                           58           8               19          5
                                                 ------                       ------
                                                    531                          505
                                                 ======                       ======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 15 - Loss from Financing Activities Before Allowance for Doubtful Debts (expenses are shows in negative numbers).

                                                                 Year ended December 31
                                                            -------------------------------
                                                              2004        2003     2002
                                                                Reported         Adjusted
                                                               Amounts (1)       Amounts(2)
                                                            -------------------  ----------
                                                                  In thousands of NIS
                                                            -------------------------------
           In respect to assets
            From credit to the public                         24,543     21,711     18,059
            From credit to the Government of Israel              538        349        866
            From deposits with the Bank of Israel              2,132      2,501       (423)
            From deposits with banks                               1        422     (1,258)
            From other assets                                     --         --        (18)

           In respect to liabilities
             On deposits from the:
             Public                                              (15)       (37)        28
             Government                                      (20,632)   (10,097)   (15,285)
             On other liabilities                                 --         --          6

           On respect to deferred deposits and capital
           notes:
             On deferred Government deposits                 (96,247)   (81,190)   (55,265)
             On deferred capital notes:
             Held by the public                                   --         --     (3,265)
             Held by the Government                           (5,674)    (8,326)    (6,592)

           Other
            Other financing income                             1,294      6,749      1,279
                                                            --------   --------   --------
           Total loss from financing activities before
            allowance for doubtful debts                     (94,060)   (67,918)   (61,868)
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 16 - Commissions and Other Income

                                                                 Year ended December 31
                                                            -------------------------------
                                                               2004      2003       2002
                                                                 Reported         Adjusted
                                                                  amounts          Amounts
                                                            -------------------  ----------
                                                                  In thousands of NIS
                                                            -------------------------------
           Bookkeeping                                            35      42          55
           Collections and transfers                              22      17          17
           Management fees from affiliated company                --      --          10
           Other                                                  72      54           5
                                                                ----    ----        ----
                                                                 129     113          87
                                                                ====    ====        ====

Note 17 - Salaries and Related Expenses

                                                                 Year ended December 31
                                                            -------------------------------
                                                               2004      2003       2002
                                                                 Reported         Adjusted
                                                                  amounts          Amounts
                                                            -------------------  ----------
                                                                  In thousands of NIS
                                                            -------------------------------
           Salaries                                             5,053    5,585       5,530
           Severance pay, pension, provident fund
            contributions and sick pay                          1,136    1,126         784
           National Insurance, employees tax and salary
           tax                                                    319      308         302
                                                               ------   ------      ------
                                                                6,508    7,019       6,616
                                                               ======   ======      ======

Note 18 - Other Expenses

                                                                 Year ended December 31
                                                            -------------------------------
                                                               2004      2003       2002
                                                                 Reported         Adjusted
                                                                  amounts          Amounts
                                                            -------------------  ----------
                                                                  In thousands of NIS
                                                            -------------------------------
           Professional services                                345        338         192
           Communications                                       116        115         119
           Computer services                                     77         81          74
           Office expenses                                       64         54          64
           Promotion and advertising                             16         10          16
           Insurance                                            289        269         211
           Professional training and extension courses           --         --           4
           Director fees                                         58         20          28
           Commissions                                           11         30          19
           Trustee commissions due to shares and
            capital notes                                        57        229         288
           Taxes and toll fees                                   81         81          66
           Participation in the budget of kibbutzim
            management                                          105        160         108
           Participation in the budget of Moshavim
            management                                          112        115         238
           Others                                               109        127          97
                                                             ------     ------      ------
                                                              1,440      1,629       1,524
                                                             ======     ======      ======

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

            Below is a summary of the Cash Flow showing the amounts described in
            Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

                                                              Year ended December 31
                                                         ------------------------------
                                                           2004       2003       2002
                                                         --------   --------   --------
                                                              Reported         Adjusted
                                                               amounts         amounts
                                                         -------------------   --------
                                                              (In thousands of NIS)
                                                         ------------------------------
            Cash flows from operating activities:
            Loss for the year                            (102,616)   (99,665)   (70,095)
            Adjustments to reconcile the cash flows
             used in operating activities:
            Equity in the profits of an affiliate             (33)       (56)       (19)
            Depreciation on the bank's building and
              equipment                                        44         43         34
                                                         --------   --------   --------
            Net cash used in operating activities        (102,605)   (99,678)   (70,080)
                                                         --------   --------   --------

            Cash flows from investing activities
            Decrease (increase) in credit to the public   (20,842)    (7,580)      (878)
            Collection from the public                     34,088     34,040     46,494
            Decrease (increase) in credit to the
             Government of Israel                          (3,964)   (14,205)   (15,626)
            Collection from the Government of Israel       11,681     14,525     10,925
            Purchase of equipment                              --        (11)       (80)
            Other assets                                      (74)      (489)      (123)
                                                         --------   --------   --------
            Net cash provided by investing activities      20,889     26,280     40,712
                                                         --------   --------   --------

            Net cash provided by financing activities      99,551     54,347     51,662
                                                         --------   --------   --------

            (Decrease) increase in cash on hand and
            deposits with banks                            17,835    (19,051)    22,294
            Balance of cash on hand and deposits
             with banks at the beginning of the year       38,586     57,637     35,343
                                                         --------   --------   --------
            Balance of cash on hand and deposits
             with banks at the end of the year             56,421     38,586     57,637
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

            On April 19, 2005, Her Honor, the Justice Hayut ruled that: "at this stage there is no place for a temporary order"

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes

      (a)   Balance sheets:

                                                                   December 31
                                                             -----------------------
                                                                2004         2003
                                                                 (In thousands)
                                                             -----------------------
            ASSETS

            Cash on hand and deposits with banks                 56,421       38,586
            Credit to the public                                238,372      251,618
            Credit to the Government of Israel                   22,122       29,839
            Investment in an affiliate                            1,058        1,025
            Bank building and equipment                             173          202
            Other assets                                          2,192        2,118
                                                             ----------   ----------

            Total assets                                        320,338      323,388
                                                             ==========   ==========


            LIABILITIES AND SHAREHOLDERS' DEFICIENCY

            Deposits from the public                                880        1,022
            Government of Israeli deposits                      443,316      438,291
            Other liabilities                                     7,568        7,930
                                                             ----------   ----------
                                                                451,764      447,243

            Deferred deposits from the Government of Israel     991,919      895,672

            Deferred capital notes:
              Held by the Government                             73,835       75,052
                                                             ----------   ----------

            Total liabilities                                 1,517,518    1,417,967
            Shareholders' deficiency                         (1,197,180)  (1,094,579)
                                                             ----------   ----------

            Total liabilities and shareholders' deficiency      320,338      323,388
                                                             ==========   ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

      (b)   Statements of operations:

                                                          Year ended December 31
                                                      ------------------------------
                                                        2004       2003       2002
                                                              (In thousands)
                                                      ------------------------------
            Loss from financing activities
            Loss from financing activities before
             allowance for doubtful debts*             (94,060)   (67,918)  (120,296)
            Allowance for doubtful debts                    --     (3,500)        --
                                                      --------   --------   --------

            Loss from financing activities after
             allowance for doubtful debts              (94,060)   (71,418)  (120,296)
                                                      --------   --------   --------

            Operating and other income
             Rental income                                 426        542        511
             Commissions and other income                  129        113         89
                                                      --------   --------   --------

             Total operating and other income              555        655        600
                                                      --------   --------   --------

            Operating and other expenses
             Salaries and related expenses               6,508      7,019      7,093
             Depreciation for building and
            equipment                                       29         28         19
            Maintenance of building and equipment        1,152      1,117        659
            Other expenses                               1,440      1,629      1,545
                                                      --------   --------   --------

            Total operating and other expenses          (9,129)    (9,793)    (9,316)
                                                      --------   --------   --------

            Operating loss                            (102,634)   (80,556)  (129,012)
            Equity in profits of an affiliate               33         37         78
                                                      --------   --------   --------

            Net loss for the year                     (102,601)   (80,519)  (128,934)
                                                      ========   ========   ========

            Loss per NIS 1 nominal value of share
            capital - operating loss                   (490.27)   (384.80)   (616.10)
                                                      ========   ========   ========
            (*) Income (loss) from financing
            activities before allowance for doubtful
            debts, interest on Government deposits
            and deferred capital notes                   7,861     21,598     (8,578)
             Interest on Government deposits and
            deferred capital notes                    (101,921)   (89,516)  (111,718)
                                                      --------   --------   --------
            Loss from financing activities before
            allowance for doubtful debts               (94,060)   (67,918)  (120,296)
                                                      ========   ========   ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

      (c)   Statements of Changes in Shareholders' Deficiency

                                                     Receipts
                                          Share     account of  Accumulated
                                         capital      shares     deficit       Total
                                        ----------  ----------  -----------  ----------
                                                        (In thousands)
                                        -----------------------------------------------
            Balance at January 1, 2002         220      91,893    (977,239)    (885,126)
              Loss for the year                 --          --    (128,934)    (128,934)
                                        ----------  ----------  ----------   ----------

            Balance at January 1, 2003         220      91,893  (1,106,173)  (1,014,060)
              Loss for the year                 --          --     (80,519)     (80,519)
                                        ----------  ----------  ----------   ----------

            Balance at January 1, 2004         220      91,893  (1,186,692)  (1,094,579)
              Loss for the year                 --          --    (102,601)    (102,601)
                                        ----------  ----------  ----------   ----------

            Balance at
              December 31, 2004                220      91,893  (1,289,293)  (1,197,180)
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

Note 23 - Other Information in Nominal Values

                                                                        Issued and
                                                                       Outstanding
                                                                    -------------------
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