Form 20-F
period 2005-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2006-06-28
CIK 52723

SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes |_| No |X|

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes |X|                            No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer |_| Accelerated filer |_| Non-accelerated filer  |X|

Indicate by check mark which financial statement item the Registrant has elected to follow:

    Item 17  |X|                                         Item 18  |_|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

TABLE OF CONTENTS


PART I                                                                                    Pages
------                                                                                   -------
Item 1      Identity of Directors, Senior Management and Advisors                           3
Item 2      Offer Statistics and Expected Timetable                                         3
Item 3      Key Information:                                                                3
            A.   Selected Financial Data
            B.   Capitalization and Indebtedness
            C.   Reasons for the Offer and Use of Proceeds D. Risk Factors
Item 4      Information on the Company:                                                     6
Item 4A     Unresolved Staff Comments                                                       9
            A.   History and Development of the Company
            B.   Business Overview
            C.   Property, Plants and Equipment
            D.   Unresolved staff comments

Item 5      Operating and Financial Review and Prospects                                   10
            A.   Business Policy
            B.   Liquidity and Capital Resources
            C.   Loss recognition of doubtful debts
            D.   Income recognition on loans
            E.   Loan restructuring gains or losses
            F.   Results of operations
            G.   Shareholders' equity
            H.   Principal Balance Sheet items
            I.   Investee companies
            J.   Critical Accounting Policies
            k.   Trend information
            L.   Off- Balance Sheet Arrangements
            M.   Aggregate Contractual Obligations
Item 6      Directors, Senior Management and Employees                                     16
            A.   Board of Directors
            B.   Bank's Management
            C.   Personnel
Item 7      Major Shareholders and Related Party Transactions                              18
Item 8      Financial Information                                                          18
Item 9      The Offer and Listing                                                          18
Item 10     Additional Information                                                         18
            A.   Share Capital
            B.   Material Contracts
            C.   Exchange Controls
            D.   Taxation
            E.   Dividend and Paying Agents
            F.   Statement by Experts
            G.   Documents on Display
            H.   Subsidiary Information
Item 11     Quantitative and Qualitative Disclosure about Market Risks                     23
Item 12     Description of Securities Other Than Equity Securities                         24

PART II
Item 13     Defaults, Dividend Arrearages and Delinquencies                                25
Item 14     Material Modifications to the Rights of Security Holders and Use of Proceeds   25
Item 15     Controls and procedures                                                        25
Item 16     Reserved                                                                       25
Item 16A    Audit Committee Financial Expert                                               25
Item 16B    Code of ethics                                                                 25
Item 16C    Principal accountant fees and services                                         25
PART III
Item 17     Financial Statements                                                           26
Item 18     Exhibits                                                                       26
Item 19     Signatures                                                                     26
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

         Not applicable

ITEM 3.  KEY INFORMATION:

         A.    SELECTED FINANCIAL DATA

            Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December 1987) and from 2004 in reported amounts - see note 1C to the financial statements:

                                                                      December 31,
                                                 ----------------------------------------------------
                                                   2005       2004       2003       2002       2001
                                                 --------   --------   --------   --------   --------
            Rate of Exchange -
                         1US$ = NIS                 4.603      4.308      4.379      4.737      4.416

            Consumer Price Index (points)         448.87     437.56     432.34     440.65     413.77


                                                      Reported                    Adjusted
                                                       amounts                    amounts
                                                 -------------------   ------------------------------
            ASSETS

            Cash in hand and deposits with
                         Banks                     62,321     56,421     38,586     57,637     35,343

            Credit to the public                  238,590    238,372    251,618    278,078    323,694

            Credit to the Government of Israel     16,065     22,122     29,839     30,159     25,459

            Investment in affiliate                 1,032      1,058      1,025        969        951

            Bank premises and equipment               265        299        343        375        329

            Other assets                            3,309      2,192      2,118      1,629      1,505
                                                 --------   --------   --------   --------   --------

            Total assets                          321,582    320,464    323,529    368,847    387,281
                                                 ========   ========   ========   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                December 31,
                                                      --------------------------------------------------------------
                                                         2005          2004          2003        2002        2001
                                                      ----------    ----------    ----------    --------    --------
                                                          Reported amounts                  Adjusted amounts
                                                      ------------------------    ----------------------------------
Deposits from the public                                      50           880         1,022       1,077       1,834
Deposits from the Government
             of Israel                                   456,047       443,316       438,291     436,946     440,144
Other liabilities                                          7,419         7,568         7,930       7,442       7,963
           Deferred deposits from the
             Government of Israel                      1,110,235       991,919       895,672     799,118     743,838
Deferred capital notes
             Held by the public                               --            --            --      39,435      39,387
             Held by the Government                       78,891        73,835        75,052      79,602      78,792
Non-participating preference
             shares                                           11            11            11          11          12
Shareholders' deficiency                              (1,331,071)   (1,197,065)   (1,094,449)   (994,784)   (924,689)
                                                      ----------    ----------    ----------    --------    --------

Total liabilities and shareholders' equity               321,582       320,464       323,529     368,847     387,281
                                                      ==========    ==========    ==========    ========    ========

LOSS FROM FINANCING ACTIVITIES
      Loss from financing activities before
           allowance for doubtful debts:
                 Interest expense                       (157,230)     (122,568)     (118,202)    (82,106)    (96,012)
             Interest income                              32,039        28,508        31,143      20,238      23,051
                                                      ----------    ----------    ----------    --------    --------
                                                        (125,191)      (94,060)      (87,059)    (61,868)    (72,961)
           Increase in allowance for doubtful debts           --            --        (3,500)         --      (6,269)
                                                      ----------    ----------    ----------    --------    --------
           Loss from financing activities after
             allowance for doubtful debts               (125,191)      (94,060)      (90,559)    (61,868)    (79,230)
                                                      ==========    ==========    ==========    ========    ========
Net loss for the year                                   (134,006)     (102,616)      (99,665)    (70,095)    (88,569)
                                                      ==========    ==========    ==========    ========    ========
Net loss per ordinary share

Loss per NIS 1 nominal value
      of share capital                                   (640.20)      (490.30)      (476.20)    (334.90)    (423.20)
                                                      ==========    ==========    ==========    ========    ========

Share Capital

Share capital of the Bank (in nominal values)

                                                                December 31,
                                                         -------------------------
                                                             2005         2004
                                                         -----------   -----------
                                            Authorized    Issued and Outstanding
                                           ------------  -------------------------
                                                             NIS
                                           ---------------------------------------
Ordinary Shares of NIS 0.0001                   37,970        13,505        13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001              201,530       195,768       195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)        10,500        10,500        10,500
                                           -----------   -----------   -----------

                                               250,000       219,773       219,773
                                           ===========   ===========   ===========

B.    CAPITALIZATION AND INDEBTEDNESS - Not applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS - Not applicable

D.    RISK FACTORS

      Since the Bank is not involved in granting credit, but rather in collecting debts from the agricultural sector in respect to the loans extended in the past, it does not have any risk in respect to new credit. The existing debts are collected according to the arrangements reached among the various banks and the agricultural sector. There are concerns with respect to the credit, that the state of the economy will also effect the agricultural sector and the possibility of its meeting the payments in accordance with the aforesaid arrangements. For more with respect to the Bank's activities, see also Item 11.

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

      On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005, and as of August 1, 2005, its name was stricken from the list of the membership in the Bank of Israel clearing-house.

      According to article 9 of the Banking law (license), a banking corporation of which the license was cancelled, will remain for the purposes of the Banking Order and Bank of Israel law as a banking corporation for 3 years as of the cancellation of the license.

      On September 4, 2005, it was resolved in the Ministers Committee for Privatization to privatize the bank. The main details of the decision are as follows:

      a) Selling or transferring the essential assets of the bank including the credit portfolio, real estate rights and shares in affiliate.

      b) To authorize the Accountant General and the Company's Authority to act in this matter and to reorganize the debts of the bank to the government by allocation of shares.

      c) Preferred shares which were allocated will be transferred to the Accountant General for redemption of the shares and until the transferring date the matter will be treated by the bank.

      d) After the completion of the above actions to act to liquidate the bank (voluntarily). Surplus funds will be transferred to the shareholders

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

      In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2005 and the current collection anticipated in 2006 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2006, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

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

      Over the years, the Government has become the principal shareholder (as of December 31, 2005: Preferred A shares - 99.52%, Preferred C shares - 93.5%) and, in any case, it is entitled to receive the greater part of the dividend. For several years, there is an arrangement pursuant to which the Government purchases Preferred C shares from those who are willing to sell them.

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

      The accumulative  dividend which was not paid in respect to the years 1999
      - 2005 amounted to NIS 60,524 thousand. In addition, there is a commitment on the part of the Treasury of the State of Israel to cover the linkage differences included in the above amount which amounted to NIS 60,409 thousand.

C.    PROPERTY, PLANTS AND EQUIPMENT

      The Bank's offices are owned by it, and are located at 83 Hashmonaim Street, a prominent business center in Tel-Aviv. These offices are too large for the Bank's present needs, and a portion of the building has been leased.

                                                               Square
                                                               Meters
                                                              --------

      Total space owned by the Bank                             2,619
                                                                =====
      Occupied by the Bank (inc. 243 sq/m of public space)      1,157

      Space for rent                                            1,462
                                                                -----
                                                                2,619
                                                                =====

            ITEM 4A. UNRESOLVED STAFF COMMENTS
            The subsidiary audit opinion will be sent subsequently.

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

      In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2005 and the current collection anticipated in 2006 the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2006, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

Arrangements in the Agricultural Sector

Credit to Moshavim

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

This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even caused the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts.

On December 19, 2005, the Minister of Finance and the chairman of the Board of ILA, Mr. Ehud Olmert signed the decision of ILA according to which an extension will be given until December 31, 2006, to execute expansion transactions in the Moshavim in a way which is designated to cover debts according to recovery judgments on condition that the request to execute the transaction will be submitted prior to November 30, 2006. The condition for giving an extension according to this decision is the transfer of all the revenue from selling the lots to the creditors after deducting development expenses.

In the current decision an extension was also granted for executing transactions according to previous decisions (727, 717) according to the transitional provisions until December 31, 2006. On condition of submitting a request for execution prior to April 10, 2005.

In the decision it was resolved that no additional extensions will be given for the transitional provisions.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is slightly more possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

As of the date of these financial statements, there are approximately 48 Moshavim in respect of which their debts have not yet been reorganized, and 78 settlements for which their debts have been arranged according to recovery judgments. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage differentials) and on that portion of the moshavim debt that has not been arranged yet for which the allowance for doubtful debts is made on a collective basis.

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

As of the signing of the amendment to the supplementary agreement, a further 43 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 39 kibbutzim which have been classified as real estate, and there remain 2 kibbutzim which have not yet joined.

The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 152 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 12,193 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 2,537 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Loss recognition of doubtful debts

Allowance for losses on loans to the Moshavim were recognized in prior years, in accordance with management estimates, and in concurrence with directives issued to the banks by the "Bank's Supervisor", a department of the Bank of Israel. The Bank's Supervisor has the overall information of the indebtedness to all the banks in Israel. Total allowance on Moshavim loans amounted on December 31, 2005 to about 90% of the total amounts owed by the Moshavim to the Bank.

Impaired loans to Kibbutzim are carried net of the aforesaid Government grants (see Category 2 above). The reported net amounts represent the expected recoverable amounts. As explained above, these amounts are to be settled by new long term loans, to be undertaken by the Kibbutzim (linked to the Consumer Price Index, and bearing interest, presently about 4%-5% p.a.). Thus, as of December 31, 2005, the total amount of loans outstanding to Kibbutzim, net of specific allowances and of Government "grants", received to that date amounted to NIS 82 million.

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

Results of Operations

Major factors affecting results of operations in 2005 were:

o The non-recognition of interest income (including linkage) on portion of Moshavim debt, as explained above.

o       The high interest rate of the deferred deposits.

o       The high interest rate of the deferred capital notes.

The Bank's loss from financing activities, before and after allowances for doubtful debts, was nominal NIS 125.2 million in 2005 as compared to nominal NIS
94.1 million in 2004.

The general allowance and the additional allowance together represent 28.90% of the borrowers' debt, under the Bank's responsibility, as of December 31, 2005.

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

Operating and other income totaled nominal NIS 0.5 million in 2005, as compared to nominal NIS 0.6 million in 2004.

Operating and net loss in 2005 were NIS 134 million in reported amounts, as compared to NIS 102.6 million in reported amounts in 2004. Net loss per NIS 1 par value Ordinary and Preference "A" share was NIS 640.2 in 2005 (NIS 490.3 in
2004).

Shareholders' Equity

The shareholders' deficiency increased from NIS 1,197 million in reported amounts at the end of 2004, to a deficiency of NIS 1,331 million at the end of 2005 in reported amounts. On December 31, 1991, Government deposits in the amount of NIS 180 million were converted (December 31, 2005 - NIS 1,110 million) to deferred deposits, while the maturity date for a portion thereof was determined for January 1, 2000.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 4, 2006, their maturity date was deferred until July 5, 2006, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

On June 4, 2006 the Accountant General approved the extension of the maturity date to July 5, 2006.

Principal Balance Sheet Items

The assets and liabilities of the Bank at the end of 2005 and 2004 were as follows (in thousands of NIS):

                                                       Year ended December 31,
                                                     ---------------------------
                                                       2005              2004
                                                           Reported amounts
                                                     ---------------------------
Total Balance Sheet                                     321,582         320,464
Credit to the Public                                    238,590         238,372
Credit loans to the Government of Israel                 16,065          22,122
Cash and Bank Deposits                                   62,321          56,421
Deposits from the Public                                     50             880
Deposits from the Government                            456,047         443,316
Capital Notes and Deferred Deposits                   1,189,126       1,065,754
Shareholders' Equity (deficit)                       (1,331,071)     (1,197,065)

(*)   Includes  credit for which the  Government is  responsible in an amount of
      142.8 million NIS as the deposits to cover it are included partly in the deposits from the Government and partly in deferred deposits.

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

Critical Accounting policies

Critical Accounting Policies refers to the allowance for doubtful debts. The Bank bases its judgment on the above allowance on its experience and various assumptions that it believes to be reasonable under the circumstances. Material changes in the arrangements if any, are likely to obligate additional allowances. Please refer to Note 1I to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2005 for more details.

Trend Information

Not Applicable

Off- Balance Sheet Arrangements

Please see Note 13 to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2005 for more details.

Aggregate Contractual Obligations

Please see Item 4 and Item 5 in this Annual Report on Form 20-F for more details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Board of Directors

            In the course of 2005, 15 Board meetings were held, as well as 16 meetings of various Board Committees.

            Board changes in 2005 and as of June 2006 were -

            Directors whose term began:

                   Name                                            Date
            -------------------------------------     --------------------------

            Helmaliah Dorit                                  March 27, 2006

            Directors whose term ended:

                   Name                                            Date
            -------------------------------------     --------------------------

            Helmaliah Dorit                                  October 8, 2005
            Lamdani Ariel                                    March 20, 2005
            Fredkin Israel                                   March 20, 2005

            Roster  of  Directors,   their   principal   occupation   and  other
            directorships held by them:

                     Name                          Principal Occupation                    Other Directorship
             -----------------------        -----------------------------------  -------------------------------------
             Kulas Eliezer, Adv.            Attorney                             --

             Grinfeld Elisha, Adv.          Attorney                             The company for the Reconstruction &
                                                                                 Development of the Jewish Quarter.

             Dadon-Israeli -Bar             Education Program Manager            Internet Zahav
                                            in Microsoft

             Medleg Gamal                   Economist, Ministry of Agriculture   --

             Zibin Nehama, Adv.             Attorney                             Omnitek, Meshulam Levinstein, TTI

             Helmaliah Dorit                Partnerships Manager in the          Industrial Park Z.H.R
                                            Jewish Agency.

      Bank's Management

      Name                                      Major Responsibility
----------------------------------------    ----------------------------------------------
      Patalovsky Lea                            General Manager

      Sitton Moshe                              Assistant General Manager,
                                                Manager of Credit, Collection and
                                                Current Accounts

      Levi Noah, Adv.                           Chief Legal adviser of the Bank

      Cohen Yakov                               CFO,  Secretary of the Bank,  Director of
                                                Human Resources and
                                                Personnel.

      Gelem Avigdor                             Manager of information system

      Birenboim Zeev (*)                        Internal Auditor

      (*)   Retired in January 31, 2006

      Remuneration

      Salaries, benefits and provisions of the five highest paid executives among the Bank's officers (all amounts NIS in thousands).


                                               Provisions for Severance
                                                 Pay, Provident Funds,
                                                  Pensions, Continuing     Total-Salary
                                                Education Programs, Sick     and Other
                Name              Salary           Pay, Leave Pay, etc.       Benefits   Other Payments
--------------------------------------------------------------------------------------------------------
In 2005 - Reported amounts
Patalovsky Lea                      378                     98                   476            1
Sitton Moshe                        330                     94                   424            2
Levi Noah                           286                     78                   364            2
Gelem Avigdor                       263                     81                   344            1
Cohen Yakov                         255                     73                   328            1

In 2004 - Reported amounts
Patalovsky Lea                      359                    114                   473           --
Sitton Moshe                        314                     93                   407            1
Levi Noah                           274                     79                   353            1
Gelem Avigdor                       251                     74                   325            1
Cohen Yakov                         229                     73                   302            1
Littman Amnon (*)                    70                     37                   107           --

(*)   Retired in April 1, 2004

      Personnel

      At the end of 2005, 26 persons were employed by the Bank (24 full-time positions), as compared with 27 persons (24.5 full-time positions) at the end of 2004.

      ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A summary of the operating results with related parties:

                                                         Year ended
                                                         December 31
                                               ------------------------------
                                                  2005                 2004
                                                       (In thousands)
                                               ------------------------------
                                                      Reported amounts
                                               ------------------------------

Participation in expenses by the affiliate         96                   95

      ITEM 8. FINANCIAL INFORMATION

      Legal Proceedings

      The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

      ITEM 9. THE OFFER AND LISTING

      None.

      ITEM 10. ADDITIONAL INFORMATION

               Subsidiaries                                                                 December 31,
                                                                                    ---------------------------
                                                                                      2005                2004
                                                                                    -------             -------
                                                                                         (NIS in thousands)
                                                                                          Reported amounts
                                                                                    ---------------------------
               (a)    Investment in shares
                      Cost of shares                                                 22,529              22,533
                      Post acquisition losses                                       (21,497)            (21,475)
                                                                                    -------             -------
                      Total investment                                                1,032               1,058
                                                                                    =======             =======

               (b)    Details of subsidiaries                                            Affiliated Company


                    Name of company:                                                 The Palestine Agricultural
                                                                                     Settlement Association Ltd.
                    Company details:                                                    Agricultural Financial
                                                                                             Institution
                                                                                    ---------------------------
                                                                                      2005                2004
                                                                                    -------             -------
                    Capital with rights for dividends
                      - percentage of holding                                         50.0%               50.0%
                    Capital with voting rights
                      - percentage of holding                                         49.9%               49.9%
                    Investments in shares-equity basis                               1,032               1,058
                    Contribution to net profit (loss) on ordinary activities           (26)                 33

(c)   Affiliated  Company - The Palestine  Agricultural  Settlement  Association
      Ltd.

      Balance Sheet                                                December 31,
                                                               ------------------
                                                                 2005     2004
                                                               (NIS in thousands)
                                                               ------------------
      Assets                                                    Reported amounts
                                                               ------------------
      Loans out of designated deposits by the State of Israel     4,083    5,044

      Loans out of designated deposits by the Jewish Agency       1,321    1,346

      Other loans                                                    99    2,586

      Cash and deposits with banks                                2,291    2,319

      Other assets                                                    6        9
                                                                 ------   ------
                                                                  7,800   11,304
                                                                 ======   ======
      Liabilities and Shareholders' Equity

      Designated deposits from the Government of Israel           4,177    5,148

      Designated deposits from the Jewish Agency                  1,384    3,905

      Other liabilities                                             174      134

      Shareholders' Equity                                        2,065    2,117
                                                                 ------   ------
                                                                  7,800   11,304
                                                                 ======   ======

The Bank's share in equity, 50% of NIS 2,065 thousand, namely in the amount of NIS 1,032 thousand, is shown in (a) above.

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

      The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 4, 2006, their maturity date was deferred until July 5, 2006, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

      Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 4, 2006 the Accountant General approved the extension of the maturity date to July 5, 2006.

      The 7.5% Cumulative Redeemable Preference "C" shares of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.

      Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

      On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005, and as of August 1, 2005, its name was stricken from the list of the membership in the Bank of Israel clearing-house.

      According to article 9 of the Banking law (license), a banking corporation of which the license was cancelled, will remain for the purposes of the Banking Order and Bank of Israel law as a banking corporation for 3 years as of the cancellation of the license.

      On September 4, 2005, it was resolved in the Ministers Committee for Privatization to privatize the bank. The main details of the decision are as follows:

      a) Selling or transferring the essential assets of the bank including the credit portfolio, real estate rights and shares in affiliate.

      b) To authorize the Accountant General and the Company's Authority to act in this matter and to reorganize the debts of the bank to the government by allocation of shares.

      c) Preferred shares which were allocated will be transferred to the Accountant General for redemption of the shares and until the transferring date the matter will be treated by the bank.

      d) After the completion of the above actions to act to liquidate the bank (voluntarily). ). Surplus funds will be transferred to the shareholders

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

      Corporate Tax Rate

      The regular corporate tax rate in Israel was 34% in 2005. This rate is currently scheduled to decrease as follows: in 2006-31%, 2007-29%, 2008-27%, 2009-26% and 2010 and onward-25%.

      Withholding Taxes on Dividends Distributed to Non-Israeli Residents

      Dividends distributed by an Israeli company to non-Israeli residents are generally subject to a 20% tax to be withheld at source, unless a lower rate is provided in a treaty between Israel and the shareholder's country of residence.

      Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the United States is generally 25%

      Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

      Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. Gains on the sale of ordinary shares traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and NASDAQ) by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

      In addition, the U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who did not hold an interest of 10% or more in the company at any time during the 12 months prior to a sale of their shares from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

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

      The cumulative  dividend which was not paid with respect to the years 1999
      - 2005 amounts to NIS 60,524 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amounts to NIS 60,409 thousand. In prior years, a dividend was paid as noted in Note 12 to the financial statements.

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

      This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms. 100 F Street, N. E., Washington, D.C. 20549;. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D. C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

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

      In addition to the above mentioned specific allowances, a general allowance for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional allowance for doubtful debts is to be recorded (in excess of the general allowances) and in addition to the former general allowance is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation. According to the directives of the Supervisor of Banks, adjustments will cease as of January 1,2005.

      The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2005, the general and additional allowances represent 28.90% of total credit for which the Bank is responsible.

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

      Foreign currency exchange risk

      The Bank has liabilities in U.S. dollars. The maturity of the primary item is up to 1 year.

      A -10%  movement in the level of the exchange  rate of the Israeli  shekel
      against  the  U.S.  dollar,   with  all  other  variables  held  constant,
      liabilities would be effected by about adjusted NIS 7.9 million.

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

      (b) The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes. Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 4, 2006 the Accountant General approved the extension of the maturity date to July 5, 2006.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          In a Board meeting on January 16, 2005, it was resolved that due to the limited activity of the Bank, focused on restructuring and collection of debts of the agricultural sector, the appropriate number of directors with financial expertise is one. Mr. G. Medleg, MBA, who in the last five years was employed as an economist in the Ministry of Agriculture and since 1999 serves as a member of the audit committee of the Institute of Wine in Israel and also as a management member of the Institute. Mr. G. Medleg is a civil servant (the Government of Israel is the main shareholder of the Bank). In a Board meeting on April 4, 2006 Dorit Almaliah was approved as an Audit Committee Financial Expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          On September 28, 2005, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2005 in an amount not to exceed NIS 165,000 (plus VAT). All the members of the Audit Committee are members of the Board of Directors. After finishing all the audit work for the year 2005, a final approval will be given by the Government Companies Authority.

          On May 27, 2004, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2004 in an amount not to exceed NIS 165,000 (plus VAT).

          On January 25, 2005 the Government Companies Authorities approved the above amount for the year 2004.

          The fees for professional services for the 2 years ended December 31, 2005 were as follows

      ========================================================================
                                           2005                       2004
                                  -------------------------        -----------
                                  Amount         Percentage          Amount
                                  ------         ----------          ------
                                    NIS                                NIS
                                    ---                                ---
      Audit fees                  165,000            82%             165,000
      Audit - related fees         35,939            18%                  --
                                  -------           ---              -------
      Total                       200,939           100%             165,000
                                  =======           ===              =======

      ========================================================================

In a Board meeting of the Bank on April 4, 2006 the related fees were  approved.
PART III

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

                                                 Israel Bank of Agriculture Ltd.

                                      /s/ Lea Patalovsky
                                ----------------------------------
                                        Lea Patalovsky
                                        General Manager

Date: June 27, 2006.

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                      INDEX

                                                                         Page
                                                                      ---------

Report of Independent Auditors                                            2

Balance Sheets                                                          4 - 5

Statements of Operations                                                  6

Statements of Changes in Shareholders' Deficiency                         7

Statements of Cash Flows                                                  8

Notes to the Financial Statements                                         9

                         [ROSENBLUM-HOLZMAN LETTERHEAD]

             Report of Independent Registered Public Accounting Firm
                               To the Shareholders

                                       of

                         ISRAEL BANK OF AGRICULTURE LTD.

We have audited the accompanying balance sheets of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2005 and 2004, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an affiliate, the investment in which, on the equity basis of accounting totaled NIS 1,032 thousand and NIS 1,058 thousand as of December 31, 2005 and 2004, respectively, and the Bank's share in the net loss of which totaled NIS 26 thousand for the year ended December 31, 2005, and the Bank's share in the net income of which totaled NIS 33 thousand and NIS 56 thousand for each of the two years in the period ended December 31, 2004, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2005 and 2004 and, the results of its operations, and its cash flows for each of the three years in the period ended December 31 ,2005, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See
Note 20).

                                                                          [LOGO]

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board and in accordance with the instructions of the supervisor of banks in Israel. The financial statements for dates and reporting priods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel, except the items in the statements of operations in 2003 upto and including the item operating profit before tax which are stated in reported amounts (as detailed in Note 1C) in accordance with the instructions of the Supervisor of banks in Israel and to his provisions.

The accompanying financial statements have been prepared assuming that the Bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2) and the maturity date of the principal of the capital notes held by the government as stated in Note 11, and on the basis that current cash collections of the Bank will enable it to pay operating expenses (mainly salaries) and interest to the Government as stated in Note 1A(2)(c). The Bank has a shareholder's deficiency amounting to NIS 1,331 million as of December 31, 2005. Further, the maturity date of the Government deposits and the principal of the capital notes held by the Government was postponed to February 28, 2006. The Government intends, during the period until the maturity date of the Government deposits, to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty.

Allowances related to the agricaltural sector were made as explained in Note 1I and in accordance with the arrangements, as explained in Note 3. Changes in the arrangements may require changes in the allowances. The announcement of the Bank of Israel, regarding the cancellation of the license of the bank and the decision of the Ministers Committee for Privatization to sell the bank's assets and subsequently voluntary liquidation of the bank is explained in Note 1A(3), .

Theses financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of pravitazation and voluntary liquidation of the bank.

                                                       Rosenblum-Holtzman
                                             Certified Public Accountants (Isr.)
Tel Aviv, Israel
February 26, 2006
Except for Note 21, as to which the date is June 4, 2006.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                         As of December 31
                                                        --------------------
                                                           2005      2004
                                                 Note   Reported amounts (*)
                                                ------  --------------------

ASSETS

     Cash on hand and deposits with banks         2      62,321    56,421

     Credit to the public                         3     238,590   238,372

     Credit to the Government of Israel           4      16,065    22,122

     Investment in affiliate                      5       1,032     1,058

     Bank building and equipment                  6         265       299

     Other assets                                 7       3,309     2,192
                                                        -------   -------

TOTAL ASSETS                                            321,582   320,464
                                                        =======   =======

(*) As for the cessation of the adjustment for the effect of inflation, based on December 2003, CPI, see Note 1C.

        (s) Mr. E. Kulas, Adv.   (s) Ms. L. Patalovsky     (s) Mr. Y. Cohen
      -------------------------  ----------------------  -----------------------
          Mr. E. Kulas, Adv.       Ms. L. Patalovsky          Mr. Y. Cohen
       Chairman of the Board of     General Manager      Chief Financial Officer
              Directors

Date of approval of the financial statements: February 26, 2006

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                               As of December 31
                                                            ------------------------
                                                               2005          2004
                                                      Note      Reported amounts (*)
                                                     ------ -------------------------
LIABILITIES AND SHAREHOLDERS'
 DEFICIENCY

Deposits from the public                                8           50           880
Government of Israel deposit                            9      456,047       443,316
Other liabilities                                      10        7,419         7,568
                                                            ----------    ----------
                                                               463,516       451,764

Deferred deposits from the Government of Israel        11    1,110,235       991,919

Deferred capital notes:
     Held by the Government                            11       78,891        73,835
                                                            ----------    ----------

Total liabilities                                            1,652,642     1,517,518

Non-participating Preferred Shares                                  11            11

Shareholders' deficiency                                    (1,331,071)   (1,197,065)
                                                            ----------    ----------

Total liabilities and shareholders' equity                     321,582       320,464
                                                            ==========    ==========

(*) As for the cessation of the adjustment for the effect of inflation based on December 2003, CPI, see Note 1C.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
In thousands of NIS


                                                                                  For the year ended
                                                                                      December 31
                                                                          ------------------------------------
                                                                            2005         2004           2003
                                                                          ---------    --------       --------
                                                                    Note          Reported amounts (1)
                                                                   ------ ------------------------------------
Loss from financing activities
Loss from financing activities before allowance for
  doubtful debts (4)                                                  15   (125,191)    (94,060)       (67,918)
Increase in allowance for doubtful debts                              3c         --          --         (3,500)
                                                                           --------     -------     ----------
Loss from financing activities after allowance for doubtful debts          (125,191)    (94,060)       (71,418)

Operating and other income
Rental income                                                                   389         426            542
Other income                                                          16         85         129            113
                                                                           --------     -------     ----------
Total operating and other income                                                474         555            655
                                                                           --------     -------     ----------

Operating and other expenses
Salaries and related expenses                                         17      6,603       6,508          7,019
Depreciation on bank building and equipment                                      45          44             43
Building and equipment maintenance                                              974       1,152          1,117
Other expenses                                                        18      1,641       1,440          1,629
                                                                           --------     -------     ----------
Total operating and other expenses                                           (9,263)     (9,144)        (9,808)
                                                                           --------     -------     ----------

Operating loss in reported amounts                                         (133,980)   (102,649)       (80,571)
Erosions and adjustments (2)                                                     --          --        (19,150)
                                                                           --------     -------     ----------

Operating loss                                                             (133,980)   (102,649)    (3)(99,721)
Equity in (loss) profits of an affiliate                                        (26)         33     (3)     56
                                                                           --------     -------     ----------

Net loss for the year                                                      (134,006)   (102,616)    (3)(99,665)
                                                                           ========    ========     ==========

Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
   (Note 1(k)

Operating loss for the year per Ordinary Share and
  Preferred "A" share                                                       (640.20)    (490.30)    (3)(476.20)
                                                                           --------     -------     ----------
Weighted average shares outstanding                                         209.273     209.273        209.273

(Loss) income from financing activities before allowance for
  doubtful debts, interest on Government deposits                              (987)      7,861         21,598

Interest on Government deposits and deferred capital notes                 (124,204)   (101,921)       (89,516)
                                                                           --------     -------     ----------
(4) Loss from financing activities before expense before
      allowance for doubtful debts                                         (125,191)    (94,060)       (67,918)
                                                                           ========    ========     ==========

(1) For the years 2004-2005 - Cessation of the adjustment for the effect of inflation based on Dec 2003 CPI. For the year 2003 - Cessation of the adjustment for the effect of inflation based on Dec 2002 CPI.

(2) Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating loss, in reported amounts.

(3)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                   Total
                                                                outstanding
                                                                   share
                                  Outstanding    Receipts on    capital and                       Total
                                     share        account of      capital      Accumulated     shareholders'
                                    capital         shares        reserves       deficit        deficiency
                                  ------------   ------------   ------------   ------------    ------------
                                   Amounts adjusted for the effect of inflation based on December 2003 CPI
                                  -------------------------------------------------------------------------
Balance at January 1, 2003             864,568        308,479      1,173,047     (2,167,831)       (994,784)

Loss for the year                           --             --             --        (99,665)        (99,665)
                                  ------------   ------------   ------------   ------------    ------------

                                                            Reported amounts (*)
                                  -------------------------------------------------------------------------
Balance at January 1, 2004             864,568        308,479      1,173,047     (2,267,496)     (1,094,449)

Loss for the year                           --             --             --       (102,616)       (102,616)
                                  ------------   ------------   ------------   ------------    ------------

Balance at January 1, 2005             864,568        308,479      1,173,047     (2,370,112)     (1,197,065)
                                  ------------   ------------   ------------   ------------    ------------

Loss for the year                           --             --             --       (134,006)       (134,006)

Balance at December 31, 2005           864,568        308,479      1,173,047     (2,504,118)     (1,331,071)
                                  ============   ============   ============   ============    ============

(*) As for the cessation of the adjustment for the effect of inflation, based on December 2003, CPI, see Note 1C.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
In thousands of NIS

                                                                               For the year ended
                                                                                  December 31
                                                                       -----------------------------------
                                                                          2005        2004        2003
                                                                        Reported                Adjusted
                                                                       amounts (1)             amounts (2)
                                                                       ----------------------  -----------
Cash flows from operating activities:
Loss for the year                                                       (134,006)   (102,616)    (99,665)

Adjustments to reconcile the cash flows used in operating activities:
 Equity in the loss (profits) of an affiliate                                 26         (33)        (56)
 Depreciation on the bank's building and equipment                            45          44          43
                                                                        --------    --------    --------
Net cash used in operating activities                                   (133,935)   (102,605)    (99,678)

Cash flows from investing activities
Credit to the public                                                        (218)     13,246      26,460
Credit to the Government of Israel                                         6,057       7,717         320
Purchase of equipment                                                        (11)         --         (11)
Other assets                                                              (1,117)        (74)       (489)
                                                                        --------    --------    --------
Net cash provided by investing activities                                  4,711      20,889      26,280

Cash flows from financing activities:
Deposits from the public, net                                               (830)       (142)        (55)
Deposits from the Government, net                                         12,731       5,025       1,345
Other liabilities, net                                                      (149)       (362)        488
Deferred Government deposits                                             118,316      96,247      96,554
Deferred capital notes, net                                                5,056      (1,217)    (43,985)
                                                                        --------    --------    --------
Net cash provided by financing activities                                135,124      99,551      54,347
                                                                        --------    --------    --------

Increase (Decrease) in cash on hand and deposits with banks                5,900      17,835     (19,051)
Balance of cash on hand and deposits with banks
  at the beginning of the year                                            56,421      38,586      57,637
                                                                        --------    --------    --------
Balance of cash on hand and deposits with banks
  at the end of the year                                                  62,321      56,421      38,586
                                                                        ========    ========    ========

(1) As for the Cessation of the adjustment for the effect of inflation based on December 2003 CPI, see Note 1C.

(2)   Amounts adjusted for the effect of inflation based on December 2003 CPI.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

                                 INDEX TO NOTES

  Note                                                                                  Page
-------                                                                              ----------s
 1.    The Bank, Its Main Activities and Significant Accounting Policies              10  -  20

 2.    Cash on Hand and Deposits with Banks                                              20

 3.    Credit to the Public (Less Allowances for Doubtful Debts)                      21  -  29

 4.    Credit to the Government of Israel                                                29

 5.    Investment in an Affiliate                                                        30

 6.    Building and Equipment                                                            31

 7.    Other Assets                                                                      32

 8.    Deposits from the Public                                                          32

 9.    Deposits from the Government                                                      32

10.    Other Liabilities                                                                 33

11.    Deferred Government Deposits and Deferred Capital Notes                           34

12.    Share Capital                                                                  35  -  36

13.    Contingent Liabilities, Claims and Commitments                                    37

14.    Related Parties                                                                37  -  38

15.    Loss from Financing Activities Before Allowance for Doubtful Debts                39

16.    Commissions and Other Income                                                      40

17.    Salaries and Related Expenses                                                     40

18.    Other Expenses                                                                    40

19.    Income Taxes                                                                      41

20.    Reconciliation Between Israel GAAP and U.S. GAAP                               41  -  44

21.    Subsequent events                                                                 44

22.    Information on the basis of Nominal Historical Data for tax purposes           44  -  46

23.    Other Information in Nominal Values                                               46

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2005
--------------------------------------------------------------------------------

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 -    The Bank, Its Main  Activities and Significant  Accounting  Policies
            (Cont.)

            A.    General (Cont.)

                  2.    (Cont.)

                        (a)   (Cont.)

                              The maturity date for the deposits has been extended several times pursuant to approvals received from the Accountant General. Under the last extension, which was approved by the Accountant General on December 21, 2005, their maturity date was deferred until February 28, 2006. The approval was granted, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

                              In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2005, and the current collection anticipated in 2006 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2006, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 -    The Bank, Its Main  Activities and Significant  Accounting  Policies
            (Cont.)

            A.    General (Cont.)

                  3. On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005, and as of August 1, 2005, his name was stricken from the list of the membership in the Bank of Israel clearing-house.

                        According to article 9 of the Banking law (license), a banking corporation of which the license was cancelled, will remain for the purposes of the Banking Order and Bank of Israel law as a banking corporation for 3 years as of the cancellation of the license.

                        On September 4, 2005, it was resolved in the Ministers Committee for Privatization to privatize the bank. The main details of the decision are as follows:

                        a) Selling or transferring the essential assets of the bank including the credit portfolio, real estate rights and shares in affiliate.

                        b) To authorize the Accountant General and the Company's Authority to act in this matter and to reorganize the debts of the bank to the government by allocation of shares.

                        c) Preferred shares which were allocated will be transferred to the Accountant General for redemption of the shares and until the transferring date the matter will be treated by the bank.

                        d) After the completion of the above actions - to act to liquidate the bank (voluntarily).

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 -    The Bank, Its Main  Activities and Significant  Accounting  Policies
            (Cont.)

            C.    Financial Statements Presentation Basis

                  (1)   General

                        The Bank prepares and presents its financial statements in Israeli currency (NIS). Commencing in 2004, the Bank applies the directives of Accounting Standard No. 12 with regard to "Cessation of Adjustments Financial Statements for Inflation" of the Israeli Accounting Standards Board (hereinafter: "the IASB"). In accordance with this standard and in accordance with Accounting Standard No. 17 from December 2002, the Bank ceased from the above date the adjustments of the financial statements to inflation and uses transitional directives for nominal accounting reporting as described below. However, the comparative figures which were presented in 2004 in these financial statements are based on the financial data as adjusted that were previously reported, except income and expenses that were included in the operating loss in 2003 as follows.

                  (2)   The  starting   point  for   preparing   the   financial
                        statements:

                        (a) Until December 31, 2003, the Bank prepared its financial statements on the accepted basis of historical cost adjusted to the Consumer Price Index ("CPI"). The adjusted amounts, as aforesaid, that were included in the financial statements as of December 31, 2003 (transition date) were the starting point for the nominal accounting reporting from January 1, 2004. Additions that were made after the transition date were included in nominal values.

                              Accordingly, the amounts reported in 2005 and 2004 are composed as follows:

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

                        (d) The comparative figures which were presented in 2004, included in these financial statements are adjusted for the effects of inflation in Israel as of the end of previous reporting dates (i.e., effects of inflation as of the transition date) except income and expenses included in the operating loss as follows:

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

                        c.    Statements of operations (Cont.)

                              (3) In order to have a comparative basis of the financial data of 2005 and 2004 to the financial data of 2003 and in the view of the significance that the Supervisor of Banks ascribes to the incomes and expenses in the financial results of the banking institutions, the Supervisor of Banks determined that the comparative figures for 2003 will be presented as follows: Profit and loss items, up to and including the item operating loss are presented in reported amounts with the adjustment for the effects of inflation ceased according to the December 2002 CPI.

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

                        (4) Comparative figures which were presented in 2004 - Adjusted amounts for the end of 2003

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

                                    The comparative figures included in the financial statements of 2004 are based on the adjusted financial statements to the prior reported periods as adjusted for the changes in the General Purchasing Power of the Israeli currency of December 2003 (the index of the transition date)

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 -    The Bank, Its Main  Activities and Significant  Accounting  Policies
            (Cont.)

            C.    Financial Statements presentation basis (Cont.)

                  (4) Comparative figures which were presented in 2004 - Adjusted amounts for the end of 2003 (Cont.)

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 -    The Bank, Its Main  Activities and Significant  Accounting  Policies
            (Cont.)

            C.    Financial Statements presentation basis (Cont.)

                  (4) Comparative figures which were presented in 2004 - Adjusted amounts for the end of 2003 (Cont.)

                        (C)   Statement of operations (Cont.)

                              5. Items of income and expenses included in the operating loss were presented in 2003 where the cessation of the adjustments for inflation is according to the CPI of December 2002. The Summary of the nominal data for tax purposes is presented in Note 22.

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

                  (4)   Data on rates of exchange and the Consumer Price Index:

                                                                                                Rate of change
                                                                  December 31,                   for the year
                                                           ------------------------       --------------------------
                                                           2005       2004     2003       2005       2004       2003
                                                                                            %          %          %
                                                           ----       ----     ----       ----       ----       ----
                        Rate of exchange of the
                         U.S. dollar                       4.603      4.308    4.379       6.85      (1.6)      (7.56)
                        Rate of exchange of the
                         Euro                             5.4465     5.8768   5.5331      (7.32)     6.21       11.34
                        Consumer Price Index (in
                         Points) for the month of
                          November                        103.20     100.50     99.6       2.69      0.88       (1.91)
                          December                        103.00     100.60     99.4       2.39      1.21       (1.87)

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

                  The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2005, the general and additional allowances represent 28.9% of total credit for which the Bank is responsible.

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

            J.    Severance pay and pension and accruals for wage costs

                  The liabilities for severance pay and pension are covered by appropriate accruals, which are deposited with reputable pension funds, and by the appropriate liabilities (see Note 10(3)).

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

                  The cash item includes unrestricted cash and bank deposits held with banks for which the original term of deposit is short-term and does not exceed three months from the date of the investment therein.

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

Note 2  -   Cash on Hand and Deposits with Banks

                                                                            December 31
                                                                      ------------------------
                                                                         2005            2004
                                                                           In thousands NIS
                                                                      ------------------------
            Cash on hand and deposits with the Bank of Israel                --         56,404
            Deposits with banks                                          62,231             17
                                                                      ---------      ---------
            Total                                                        62,231         56,421
                                                                      =========      =========
            Cash and deposits for an original period of up to
             three months in the Bank of Israel and banks                62,321         56,421
                                                                      =========      =========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 -    Credit to the Public (Less - Allowance for Doubtful Debts)

            A.    Composition:

                                                                              December 31
                                                                        -----------------------
                                                                          2005            2004
                                                                             In thousands NIS
                                                                        -----------------------
                  Credit(*)                                             125,222        124,149
                  Credit from designated deposits (**)                    80,188         83,606
                                                                        --------       --------
                  Total credit to the public for which the Bank is
                   responsible                                           205,410        207,755

                  Less - general and additional allowances for
                   doubtful debts                                        (24,844)       (24,844)
                  Special allowance                                       (6,000)        (6,000)
                                                                        --------       --------

                  Total                                                  174,566        176,911
                                                                        --------       --------
                  Credit from designated deposits, repayment of
                  which to the depositor is conditional upon the
                  collection of the loan and includes a margin            64,024         61,461
                                                                        --------       --------
                  Total credit to the public                             238,590        238,372
                                                                        ========       ========

                  The specific allowance for doubtful debts was deducted from the appropriate credit items.

                  (*) An amount of NIS 78,088 thousand (2004 - NIS 68,975 thousand) for which the Bank is not responsible, but which is included as credit extended from the Bank's resources since the deposits are presented as deferred deposits and not as designated deposits.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 -    Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            B. Credit to the public for which the Bank is responsible includes (*)

                                                                                  December 31
                                                                           ------------------------
                                                                              2005           2004
                                                                                In thousands NIS
                                                                           ------------------------
                  Credit to the agricultural sector

                  (a)   For which the Bank is responsible (*):

                         Kibbutzim (including factories and regional
                           and national organizations)                        80,478         83,285

                         Moshavim (including factories and regional
                           and national organizations)                       124,932        124,470
                                                                           ---------      ---------
                        Total credit to the Agricultural Sector for
                        which the Bank is responsible (**)                   205,410        207,755

                  (b)   Credit for which the Bank is not
                        responsible (*):

                        Balance as of balance sheet date                      49,642         45,127
                                                                           ---------      ---------
                        Total credit to the Agricultural Sector              255,052        252,882
                                                                           =========      =========

                  (*) Credit for which the Bank is responsible excluding designated deposits. The repayment of these deposits is subject to collection of the respective credit.

                  (**) An amount of NIS 78,088 thousand (2004 - NIS 68,975 thousand) is not under the Bank's responsibility, but is included in the Bank's responsibility since the deposits are shown as deferred rather than designated.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 -    Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            B. Credit to the public for which the Bank is responsible includes (*) (Cont.)

                  Credit to the Agricultural Sector for which the Bank is responsible includes (*):

                                                                                   December 31
                                                                            ------------------------
                                                                                2005           2004
                                                                                  In thousands NIS
                                                                            ------------------------
            (a)   Credit to borrowers which has been rescheduled:

                  (1)   Credit which was  rescheduled  in prior years,
                        with waiver of income -
                        Balance as of balance sheet date                        2,134          3,818

                  (2)   Credit  which  was   rescheduled   during  the
                        current year without waiver of income -
                        Balance as of balance sheet date                           --          7,037

            (b)   Credit to borrowers which is to be  rescheduled,  as
                  per the Bank management's  decision, but has not yet
                  been rescheduled:
                  Balance as balance sheet date                                88,544         87,871

            (c)   Credit in  temporary  arrears,  balance  at  balance
                  sheet date                                                       41             38

            (d)   Credit under special supervision:
                  Balance as of balance sheet date                             74,861         68,043

            (e) Credit to the agricultural sector for which the Bank is responsible (*), and is not included within the framework of loans to problematic borrowers as above:

                  Balance as of balance  sheet date (income in respect
                  of  these  loans   included  in  the   statement  of
                  operations  -NIS  2,917  thousand  (2004 - NIS 2,260
                  thousand)                                                    39,830         40,948
                                                                            ---------      ---------
            Total                                                             205,410        207,755
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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 -    Credit to the Public (Less - Allowance for Doubtful Debts)
            (Cont.)

            C.    Allowances for doubtful debts

                                                    December 31, 2005                            December 31, 2004
                                                       Allowance                                     Allowance
                                      Specific(*)     Additional(**)      Total       Specific(*)  Additional(**)     Total
                                      -----------     --------------    --------      -----------  --------------   --------
Balance at the beginning
  of the year                           100,432           30,844         131,276        109,011        30,869        139,880
                                       --------           ------        --------       --------       -------       --------

Allowance during the current year            --               --              --
Decrease in allowances                       --               --              --             --            --             --
                                       --------           ------        --------       --------       -------       --------

Amount charged to statement of
operations                                   --               --              --             --            --             --
                                       --------           ------        --------       --------       -------       --------

Write offs                                  (41)              --             (41)        (8,579)           --         (8,579)

Erosion and adjustment
  of balances                                --               --              --             --           (25)           (25)
                                       --------           ------        --------       --------       -------       --------

Balance at the end of the year          100,391           30,844         131,235        100,432        30,844        131,276
                                       ========           ======        ========       ========       =======       ========

                                                      December 31, 2003
                                                           Allowance
                                           Specific (*)   Additional(**)     Total
                                           ------------   --------------   --------
Balance at the beginning
  of the year                                118,373         30,756         149,129
                                            --------         ------        --------

Allowance during the current year              3,500             --           3,500
Decrease in allowances                            --             --              --
                                            --------         ------        --------

Amount charged to statement of
operations                                     3,500             --           3,500
                                            --------         ------        --------

Write offs                                   (14,425)            --         (14,425)

Erosion and adjustment
  of balances                                  1,563            113           1,676
                                            --------         ------        --------

Balance at the end of the year               109,011         30,869         139,880
                                            ========         ======        ========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 -    Credit to the Public (Less - Allowance for Doubtful Debts)
            (Cont.)

            D. Classification of credit balances (*) to the public under the Bank's responsibility(**) according to size of credit to individual borrower

              December 31 2005                                          December 31 2004
-----------------------------------------------------    ------------------------------------------------
   Credit to borrowers          No. of      Credit          Credit to borrowers      No. of      Credit
----------------------------  borrowers    Reported      ------------------------   borrowers   Adjusted
   From              To         (***)       amounts        From             To       (***)      amounts
-----------      -----------              -----------    --------        --------              ----------
              In                              In                   In                              In
           thousands                      thousands             thousands                      thousands
            Of NIS                          of NIS               Of NIS                          Of NIS
----------------------------              -----------    ------------------------              ----------
                       10            13          64                          10         15           76
     10                20            13         183          10              20         14          220
     20                40            15         412          20              40         19          563
     40                80            19       1,030          40              80         20        1,160
     80               150            19       2,106          80             150         17        1,960
    150               300            20       4,448         150             300         21        4,710
    300               600            16       7,133         300             600         21        9,395
    600             1,200            22      19,159         600           1,200         28       23,861
  1,200             2,000            15      22,987       1,200           2,000         16       24,191
  2,000             4,000            23      61,288       2,000           4,000         24       61,419
  4,000             8,000            10      59,335       4,000           8,000          7       39,305
  8,000            20,000             2      27,265       8,000          20,000          3       40,895
 20,000            40,000            --          --      20,000          40,000         --           --
                                -------    --------                                -------     --------

  Total                             187     205,410       Total                        205      207,755
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

                  This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even caused the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

                  Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts.

                  On December 19, 2005, the Minister of Finance and the chairman of the Board of ILA, Mr. Ehud Olmert signed the decision of ILA according to which an extension will be given until December 31, 2006, to execute expansion transactions in the Moshavim in a way which is designated to cover debts according to recovery judgments on condition that the request to execute the transaction will be submitted prior to November 30, 2006. The condition for giving an extension according to this decision is the transfer of all the revenue from selling the lots to the creditors after deducting development expenses.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 -    Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            E.    Credit to the moshavim (Cont.)

                  In the current decision an extension was also granted for executing transactions according to previous decisions (727, 717) according to the transitional provisions until December 31, 2006. On condition of submitting a request for execution prior to April 10, 2005.

                  In the decision it was resolved that no additional extensions will be given for the transitional provisions.

                  On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is slightly more possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

                  As of the date of these financial statements, there are approximately 48 Moshavim in respect of which their debts have not yet been reorganized, and 78 settlements for which their debts have been arranged according to recovery judgments. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

                  During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage differentials) and on that portion of the moshavim debt that has not been arranged yet for which the allowance for doubtful debts is made on a collective basis.

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

                  As of the signing of the amendment to the supplementary agreement, a further 43 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 39 kibbutzim which have been classified as real estate, and there remain 2 kibbutzim which have not yet joined.

                  The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 152 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 12,193 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 2,537 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Note 4 -    Credit to the Government of Israel (including deposits)

                                                                                   December 31
                                                                            ------------------------
                                                                               2005           2004
                                                                               In thousands of NIS
                                                                            ------------------------
            Credit in respect of participation in write-off of Balloon
             and incentive                                                      9,956         16,385
            Write-offs against deferred deposits                                6,109          5,737
                                                                            ---------      ---------
            Total credit to the Government (including deposits)                16,065         22,122
                                                                            =========      =========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 5 -    Investment in an Affiliate

                                                                                  December 31
                                                                            -----------------------
                                                                               2005          2004
                                                                              In thousands of NIS
                                                                            -----------------------
            (a)   Composition:
                  Cost of shares                                                22,529       22,533
                  Post acquisition losses                                      (21,497)     (21,475)
                                                                            ----------   ----------
                  Total investment                                               1,032        1,058
                                                                            ==========   ==========

            (b)   Details of the Company:
                  Name of company:  The Palestine Agricultural Settlement
                                    Association Ltd. Agricultural financial
                                    institution

                                                                                  2005        2004
                                                                              ----------    ---------
                    Details about the company:
                    Equity in capital providing rights for dividends -
                    percentage of holdings                                        50.0%        50.0%

                    Equity in capital providing voting rights -
                    percentage holdings                                           49.9%        49.9%

                    Investments in shares - equity basis (NIS in
                    thousand)                                                    1,032        1,058

                    Contribution to net operating profit (loss)
                    (NIS in thousand)                                              (26)          33

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 6 -    Building and Equipment

                                                     Cost                                         Depreciation
                                 ------------------------------------------   ------------------------------------------------
                                                                               In thousands of NIS
                                 ---------------------------------------------------------------------------------------------
                      Rate of    Beginning   Additions   Disposals             Accumulated  Allowance  Disposals   Accumulated
                   depreciation     of       during the   during     End of   at beginning    during     during      at end
                        %          year         year     the year     year       of year       year       year       of year
                   ------------  ---------   ----------  --------    ------   ------------  ---------  ---------   -----------
Building (*)            4%            367           --          --       367        198           12         --          210

Equipment and
   Furniture          6-20%         1,454           11          --     1,465      1,324           33         --        1,357
                                  -------      -------     -------   -------    -------      -------    -------      -------
Total building and
   Equipment                        1,821           11          --     1,832      1,522           45         --        1,567
                                  =======      =======     =======   =======    =======      =======    =======      =======

                                        Depreciated Balance
                                    ----------------------------
                                        In thousands of NIS
                                    ----------------------------
                      Rate of        Beginning
                   depreciation          of           End of
                        %               Year           year
                   ------------      ---------        -------
Building (*)            4%                 169            157

Equipment and
   Furniture          6-20%                130            108
                                       -------        -------
Total building and
   Equipment                               299            265
                                       =======        =======

(*) The Bank is in a process to change the municipal Building Plan for the building where it is located. Currently, an economic estimation is being executed of the building's value.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 7 -    Other Assets

                                                                                     December 31
                                                                             ---------------------------
                                                                                2005             2004
                                                                                 In thousands of NIS
                                                                             ---------------------------
            Refund of payroll tax                                                 3,018            1,942
            Other accounts receivable                                               291              250
                                                                             ----------       ----------
                     Total other assets                                           3,309            2,192
                                                                             ==========       ==========

Note 8 -    Deposits from the Public

                                                                                     December 31
                                                                             ---------------------------
                                                                                2005             2004
                                                                                 In thousands of NIS
                                                                             ---------------------------
            Demand deposits                                                          --              831
            Time deposits                                                            17               17
            Designated deposits                                                      33               32
                                                                             ----------       ----------
                                                                                     50              880
                                                                             ==========       ==========
            Includes deposits the repayment of which to the
             depositor is dependent on collection of the related
             credit with margin                                                      33               32
                                                                             ==========       ==========

Note 9 -    Deposits from the Government

                                                                                     December 31
                                                                             ---------------------------
                                                                                2005             2004
                                                                                 In thousands of NIS
                                                                             ---------------------------
             Designated and other deposits **                                   456,047          443,316
                                                                             ----------       ----------
            (**) Includes deposits for which the repayment to the
                 depositor is stipulated on the collection of the
                 credit (without any margin)                                     67,616           64,718
                                                                             ==========       ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 10 -   Other Liabilities

                                                                         December 31
                                                                ----------------------------
                                                                   2005              2004
                                                                     In thousands of NIS
                                                                ----------------------------
            Accrued severance pay (1)                                1,279             1,279
            Accrued vacation pay and sick leave (2)                  5,473             5,399
            Accrued payroll differences                                180               180
            Other accounts payable credit balances                     487               710
                                                                ----------        ----------
            Total other liabilities                                  7,419             7,568
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

                  The Bank's employees are entitled to special vacations upon the completion of 15 years of employment. This entitlement increases at the end of every five years until the employee has been employed for 35 years. These vacations can be utilized in addition to the annual vacation. In addition, such vacation can be redeemed or, alternatively, accrued until retirement, at the employee's discretion. The Banks' liability to cover this entitlement amounts to NIS 1,620 thousand, on an actuarial basis at an annual interest rate of 4%. As of balance sheet date, there is a provision to cover the entitlement that can be utilized at that date.

            3. In the framework of the decision to privatize the Bank and cease its activities negotiations are being held with the employees of the bank for additional payments to the employees beyond the current agreement. The negotiations have yet to be completed.

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

            (b)   Deferred Government deposits

                                                       Weighted
                                                     interest rate                  December 31
                                                     December 31,             -------------------------
                                                         2005                   2005              2004
                                                           %                       (In thousands NIS)
                                                     --------------           -------------------------
                  In Israeli currency:
                  Not linked                           10.5-28.5                588,181         501,830
                  Linked to the Index                    3.66                   520,078         488,350
                  Linked to foreign currency             6.22                     1,976           1,739
                                                                              ---------        --------
                                                                              1,110,235         991,919
                                                                              =========        ========

                  In accordance with the Deposit Agreement, as described in Note 1A, the interest on each of the three deposits will be the average weighted interest rate of all the Government deposits which became deferred deposits, computed quarterly, and will be added to the principal.

                  In the case of dissolution of the Bank prior to February 28, 2006, the deferred deposits will be repaid only after the Bank has repaid all its liabilities, including liabilities to the Government of Israel, except for Government deferred deposits and prior to liabilities to shareholders at the time of dissolution, in accordance with the Articles of Association of the Bank (excluding liabilities for distribution of earnings to foreign shareholders). As to the repayment date, see Note 1 A (2) a.

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

                  On December 21, 2005, the Accountant General approved the extension of the maturity date to February 28, 2006.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 12 -   Share Capital

            a)    Share capital of the Bank (in nominal values)

                                                                                             Reported amounts
                                                                                           In thousands of NIS
                                                                                        --------------------------
                                                                                            2005            2004
                                                                        Authorized        Issued and Outstanding
                                                                        ----------      --------------------------
                  Ordinary Shares of NIS 0.0001                             37,970          13,505          13,505

                  8%   Cumulative and Participating
                       Preferred "A" Shares of NIS 0.001                   201,530         195,768         195,768

                  7.5% Cumulative and Redeemable
                       Preferred "C" Shares of of
                       NIS 0,042, linked to the U.S. dollar
                       (see d. below)                                       10,500          10,500          10,500
                                                                        ----------      ----------      ----------
                                                                           250,000         219,773         219,773
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

                  The amount payable upon redemption of these shares (without premium - see above), at the U.S. dollar exchange rate on balance sheet date, exceeds their nominal value by approximately NIS 115 million. Such excess is not reflected in the financial statements, as the Ministry of Finance had undertaken to cover any liabilities which may accrue, or shall accrue, as a result of changes in the rate of the U.S. dollar.

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

                  The cumulative dividend which was not paid with respect to the years 1999 - 2005, amounted to NIS 60,524 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amount to NIS 60,409 thousand. In years preceding 1999 a dividend was paid.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 13 -   Contingent Liabilities, Claims and Commitments

                                                                             December 31
                                                                       ------------------------
                                                                          2005          2004
                                                                          In thousands of NIS
                                                                       ------------------------
            Off balance sheet financial instruments
             Transactions for which the amount stated constitutes
             a credit risk:
                 Unutilized lines of credit                                   --            197
                                                                       =========      =========

Note 14 -   Related Parties

            (a)   Balance sheet balances:

                                                  Affiliate                               General manager
                                   ------------------------------------       -------------------------------------
                                    Balance as of       Highest balance        Balance as of        Highest balance
                                     December 31,            during             December 31,             during
                                   ---------------      ---------------       ----------------      ---------------
                                                              In thousands of NIS
                                   --------------------------------------------------------------------------------
                                   2005       2004      2005        2004      2005        2004       2005      2004
The following include
 balances of the affiliate:
    Assets - credit to the
      public                        --         --         15         --         --         --         --         --
    Liabilities - deposits
      from the public               --          2         20         25         --         43         54         66

            (b)   A summary of the operating results with related parties:

                                                                                   Year ended December 31
                                                                           ---------------------------------------
                                                                           2005              2004             2003
                                                                                     In thousands of NIS
                                                                           ---------------------------------------
                  Participation in expenses by the affiliate                96                95                95

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 14 - Related Parties (Cont.)

            (c)   (Cont.)

                  The following balance sheet items include balances of these entities:

                                                                       December 31
                                                                   -------------------
                                                                   2005          2004
                                                                   In thousands of NIS
                                                                   -------------------
                  Assets:
                    Credit to the public                          14,382         16,334

                  The State of Israel is the main related party to the Bank. Adjustments including rotation of discrepancies with the Ministry of Finance with respect to the liabilities of the Bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the Bank are based on the supplementary agreement (amended) for the Kibbutzim.

            (d)   Benefits to related parties:

                                                                              Year ended December 31,
                                                        ------------------------------------------------------------------
                                                                     2005                                2004
                                                        -----------------------------        -----------------------------
                                                          Total           Number of           Total            Number of
                                                         Benefits       beneficiaries        Benefits        beneficiaries
                                                        ---------       -------------        --------        -------------
                                                            In                                  In
                                                        thousands                            thousands
                                                          of NIS                              of NIS
                                                        ---------                            ---------
            Related party employed by the Bank              477               1                 473               1
            Directors not employed by the Bank               89               6                  58               8
                                                        -------                             -------
                                                            566                                 531
                                                        =======                             =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 15 -   Loss from Financing  Activities  Before Allowance for Doubtful Debts
            (expenses are shows in negative numbers).

                                                                                 Year ended December 31
                                                                    --------------------------------------------
                                                                        2005             2004            2003
                                                                                  In thousands of NIS
                                                                    --------------------------------------------
            In respect to assets
             From credit to the public                                  29,035           24,543           21,711
             From credit to the Government of Israel                       722              538              349
             From deposits with the Bank of Israel                       1,381            2,132            2,501
             From deposits with banks                                      901                1              422

            In respect to liabilities
            On deposits from the:
              Public                                                        (8)             (15)             (37)
              Government                                               (27,969)         (20,632)         (10,097)

            On respect to deferred deposits and capital notes:
              On deferred Government deposits                         (118,316)         (96,247)         (81,190)
              On deferred capital notes:
              Held by the Government                                    (5,888)          (5,674)          (8,326)

            Other
             Other financing (expenses) income                          (5,049)           1,294            6,749
                                                                    ----------       ----------       ----------
            Total loss from financing activities before
             allowance for doubtful debts                             (125,191)         (94,060)         (67,918)
                                                                    ==========       ==========       ==========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 16 -   Commissions and Other Income

                                                                            Year ended December 31
                                                                  ---------------------------------------
                                                                      2005           2004          2003
                                                                            In thousands of NIS
                                                                  ---------------------------------------
            Bookkeeping                                                  17             35             42
            Collections and transfers                                    11             22             17
            Other                                                        57             72             54
                                                                  ---------      ---------      ---------
                                                                         85            129            113
                                                                  =========      =========      =========


Note 17 -   Salaries and Related Expenses

                                                                            Year ended December 31
                                                                  ---------------------------------------
                                                                      2005           2004          2003
                                                                            In thousands of NIS
                                                                  ---------------------------------------
            Salaries                                                  5,220          5,053          5,585
            Severance pay, pension, provident fund
             contributions and sick pay                               1,082          1,136          1,126
            National Insurance, employees tax and salary tax            301            319            308
                                                                  ---------      ---------      ---------
                                                                      6,603          6,508          7,019
                                                                  =========      =========      =========

Note 18 -   Other Expenses

                                                                            Year ended December 31
                                                                  ---------------------------------------
                                                                      2005           2004          2003
                                                                            In thousands of NIS
                                                                  ---------------------------------------
            Professional services                                       738            345            338
            Communications                                              100            116            115
            Computer services                                            79             77             81
            Office expenses                                              56             64             54
            Promotion and advertising                                    13             16             10
            Insurance                                                   290            289            269
            Director fees                                                89             58             20
            Commissions                                                   4             11             30
            Trustee commissions due to shares and
             capital notes                                               --             57            229
            Taxes and toll fees                                          37             81             81
            Participation in the budget of kibbutzim
             management                                                  73            105            160
            Participation in the budget of Moshavim
             management                                                 107            112            115
            Others                                                       55            109            127
                                                                  ---------      ---------      ---------
                                                                      1,641          1,440          1,629
                                                                  =========      =========      =========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 19 -   Income Taxes

            (a) The Bank has received final tax assessments up to and including the year ended December 31, 2000.

            (b) The Bank's tax loss carry forwards amount to NIS 1,567,166 thousand (2004 - NIS 1,395,748 thousand). A deferred tax benefit in the net amount of NIS 532,836 thousand was not included in the balance sheet (2004 - NIS 488,512 thousand) since the Bank does not expect that it will be able to utilize it in the foreseeable future. The adjusted amounts for buildings, for which the depreciation in their respect will not be allowed in the future, are immaterial.

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

                  With respect to land on which the building is located, its adjusted historical cost amounts to approximately NIS 2,408 thousand.

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

                  Below is a summary of the Cash Flow showing the amounts described in Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

                                                                                             Year ended December 31
                                                                                   -----------------------------------------
                                                                                      2005            2004           2003
                                                                                   ---------       ---------       ---------
                                                                                            Reported               Adjusted
                                                                                             amounts               amounts
                                                                                   --------------------------     ----------
                                                                                              (In thousands of NIS)
                                                                                   -----------------------------------------
                  Cash flows from operating activities:
                  Loss for the year                                                 (134,006)       (102,616)        (99,665)
                  Adjustments to reconcile the cash flows
                   used in operating activities:
                  Equity in the profits of an affiliate                                   26             (33)            (56)
                  Depreciation on the bank's building and
                    equipment                                                             45              44              43
                                                                                   ---------       ---------       ---------
                  Net cash used in operating activities                             (133,935)       (102,605)        (99,678)
                                                                                   ---------       ---------       ---------
                  Cash flows from investing activities
                  Decrease (increase) in credit to the public                        (27,791)        (20,842)         (7,580)
                  Collection from the public                                          27,573          34,088          34,040
                  Decrease (increase) in credit to the
                   Government of Israel                                               (2,187)         (3,964)        (14,205)
                  Collection from the Government of Israel                             8,244          11,681          14,525
                  Purchase of equipment                                                  (11)             --             (11)
                  Other assets                                                        (1,117)            (74)           (489)
                                                                                   ---------       ---------       ---------
                  Net cash provided by investing activities                            4,711          20,889          26,280
                                                                                   ---------       ---------       ---------

                  Net cash provided by financing activities                          135,124          99,551          54,347
                                                                                   ---------       ---------       ---------

                  (Decrease) increase in cash on hand and deposits with banks          5,900          17,835         (19,051)
                  Balance of cash on hand and deposits
                   with banks at the beginning of the year                            56,421          38,586          57,637
                                                                                   ---------       ---------       ---------
                  Balance of cash on hand and deposits
                   with banks at the end of the year                                  62,321          56,421          38,586
                                                                                   =========       =========       =========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 20.    Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

            (e)   Earnings per share

                  The computation of earnings per share, as it relates to the Company, is not different than that under US GAAP.

Note 21 -   Subsequent events

                  On June 4, 2006, the Accountant General at the Ministry of Finance approved the defer the redemption of the deferred deposits and the principal of the capital notes held by the government until July 5, 2006 (see note 1A(2) and Note 11(c)).

Note 22 -   Information on the basis of Nominal Historical Data for tax purposes

            (a)   Balance sheets:

                                                                               December 31
                                                                       ---------------------------
                                                                           2005            2004
                                                                               (In thousands)
                                                                       ---------------------------
                  ASSETS

                  Cash on hand and deposits with banks                       62,321         56,421
                  Credit to the public                                      238,590        238,372
                  Credit to the Government of Israel                         16,065         22,122
                  Investment in an affiliate                                  1,032          1,058
                  Bank building and equipment                                   154            173
                  Other assets                                                3,309          2,192
                                                                       ------------   ------------

                  Total assets                                              321,471        320,338
                                                                       ============   ============

                  LIABILITIES AND SHAREHOLDERS' DEFICIENCY

                  Deposits from the public                                       50            880
                  Government of Israeli deposits                            456,047        443,316
                  Other liabilities                                           7,419          7,568
                                                                       ------------   ------------

                  Deferred deposits from the Government of Israel         1,110,235        991,919

                  Deferred capital notes:
                    Held by the Government                                   78,891         73,835
                                                                       ------------   ------------

                  Total liabilities                                       1,652,642      1,517,518
                  Shareholders' deficiency                               (1,331,171)    (1,197,180)
                                                                       ------------   ------------

                  Total liabilities and shareholders' deficiency            321,471        320,338
                                                                       ============   ============

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 -   Information on the basis of Nominal Historical Data for tax purposes
            (Cont.)

            (b)   Statements of operations:

                                                                                         Year ended December 31
                                                                            -----------------------------------------------
                                                                                 2005             2004              2003
                                                                                             (In thousands)
                                                                            -----------------------------------------------
                  Loss from financing activities
                  Loss from financing activities before
                   allowance for doubtful debts*                               (125,191)          (94,060)          (67,918)
                  Allowance for doubtful debts                                       --                --            (3,500)
                                                                            -----------       -----------       -----------
                  Loss from financing activities after
                   allowance for doubtful debts                                (125,191)          (94,060)          (71,418)
                                                                            -----------       -----------       -----------
                  Operating and other income
                   Rental income                                                    389               426               542
                   Commissions and other income                                      85               129               113
                                                                            -----------       -----------       -----------

                   Total operating and other income                                 474               555               655
                                                                            -----------       -----------       -----------

                  Operating and other expenses
                   Salaries and related expenses                                  6,603             6,508             7,019
                   Depreciation for building and equipment                           30                29                28
                   Maintenance of building and equipment                            974             1,152             1,117
                   Other expenses                                                 1,641             1,440             1,629
                                                                            -----------       -----------       -----------

                  Total operating and other expenses                             (9,248)           (9,129)           (9,793)
                                                                            -----------       -----------       -----------

                  Operating loss                                               (133,965)         (102,634)          (80,556)
                  Share in (losses) profits of an affiliate                         (26)               33                37
                                                                            -----------       -----------       -----------

                  Net loss for the year                                        (133,991)         (102,601)          (80,519)
                                                                            ===========       ===========       ===========

                  Loss per NIS 1 nominal value of share
                   capital - operating loss                                     (640.20)          (490.27)          (384.80)
                                                                            ===========       ===========       ===========

                  (*) Income (loss) from financing activities before
                  allowance for doubtful debts, interest on Government
                  deposits and deferred capital notes                              (987)            7,861            21,598
                   Interest on Government deposits and
                  deferred capital notes                                       (124,204)         (101,921)          (89,516)
                                                                            -----------       -----------       -----------
                  Loss from financing activities before
                  allowance for doubtful debts                                 (125,191)          (94,060)          (67,918)
                                                                            ===========       ===========       ===========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 22 -   Information on the basis of Nominal Historical Data for tax purposes
            (Cont.)

            (c)   Statements of Changes in Shareholders' Deficiency

                                                                   Receipts
                                                    Share          account        Accumulated
                                                   capital        of shares         deficit           Total
                                                  ----------      ----------      -----------       ----------
                                                                       (In thousands)
                                                  ------------------------------------------------------------
                  Balance at January 1, 2003
                    Loss for the year                    220          91,893       (1,106,173)      (1,014,060)
                                                          --              --          (80,519)         (80,519)
                                                  ----------      ----------       ----------       ----------
                  Balance at January 1, 2004
                    Loss for the year                    220          91,893       (1,186,692)      (1,094,579)
                                                          --              --         (102,601)        (102,601)
                                                  ----------      ----------       ----------       ----------
                  Balance at January 1, 2005             220          91,893       (1,289,293)      (1,197,180)
                    Loss for the year                     --              --         (133,991)        (133,991)

                  Balance at
                    December 31, 2005                    220          91,893       (1,423,284)      (1,331,171)
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

Note 23 -   Other Information in Nominal Values

                                                                                    Issued and Outstanding
                                                                                   -----------------------
                                                                                      2005          2004
                                                                                   ----------   ----------
                  Ordinary shares NIS 0.0001 par value                                 13,505       13,505

                  8% "A" Cumulative and Participating shares                          195,768      195,768
                  7.5% "C" Cumulative Preferred shares linked to the exchange
                    Of the U.S. Dollar convertible to NIS 0.042 par
                     value (see Note 12)                                               10,500       10,500
                                                                                   ----------   ----------
                                                                                      219,773      219,773
                                                                                   ==========   ==========