Form 20-F/A
period 2005-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2006-08-28
CIK 52723

SECURITIES AND EXCHANGE COMMISSION

                                   FORM 20-F/A
                                 Amendment No. 1

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

   Large accelerated filer |_|  Accelerated filer |_|  Non-accelerated filer |X|

Indicate by check mark which financial statement item the Registrant has elected to follow:

         Item 17 |X|         Item 18 |_|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

                                EXPLANATORY NOTE

This Form 20-F/A is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed by Israel Bank Of Agriculture Ltd. (the "Registrant") on June 28, 2006, (the "Form 20-F"), as follows:

* To include a Report of Independent Auditors relating to the financial statements of Palestine Agricultural Settlement Association Ltd, as of December 31, 2005, in this Form 20-F/A

Other than the above amendment, no changes were made to the financial statements of the Registrant included in the Form 20-F, and the balance of Item 17 of the Form 20-F is hereby incorporated by reference.

This Form 20-F/A consists of a cover page, this explanatory note, Item 17 (as amended) of the Form 20-F, the Report of Independent Auditors described herein, the signature page and the required certifications of the General Manager and the Chief Financial Officer of the Registrant.

Other than as stated above, this Form 20-F/A does not, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART III

ITEM 17. FINANCIAL STATEMENTS

         The Report of Independent Auditors which relates to the financial statements of Palestine Agricultural Settlement Association Ltd. as of December 31, 2005 follows the signature page of this Form 20-F/A.

         SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report on its behalf.

Dated: August 21, 2006                Israel Bank of Agriculture Ltd.


                                        By:    /s/ Lea Patalovsky
                                               ---------------------------------
                                        Name:  Lea Patalovsky
                                        Title: General Manager

                    [LETTERHEAD OF FIBICH, ASHKENAZI & CO.]

                    Auditor's Report to the Shareholders of
               Palestine Agricultural Settlement Association Ltd.

We have audited the accompanying Balance Sheets of Palestine Agricultural Settlement Association Ltd ("the company") as at December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed under the Auditors' Regulation (Auditor's Mode of Performance 1973). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations, changes in shareholders' equity and cash flows for the two years ended on these dates.

As explained in Note 2, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board.

The financial statements for dates and reporting periods that ended up to the aforementioned date, except for the related statements of operations - Note 2.b.4, are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without restricting our statement of opinion, we refer to the contents of note 1
- general.


                                                     /s/ Shlomo Ashkenazi
                                                         Fibich, Ashkenazi & Co.
                                             Certified Public Accountants (Isr.)

6.7.2006

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