Form 20-F
period 2006-12-31
ISRAEL BANK OF AGRICULTURE LTD
filed 2007-07-02
CIK 52723

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

                   For the fiscal year ended December 31, 2006

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

            Not applicable

ITEM 3.     KEY INFORMATION:

            A.    SELECTED FINANCIAL DATA

                  Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December
                  1987) and from 2004 in reported amounts - see note 1c to the financial statements:

                                                                               December 31,
                                                         ---------------------------------------------------------
                                                             2006        2005       2004       2003       2002
                                                         ---------------------------------------------------------
                  Rate of Exchange -
                                    1US$ = NIS                4.225         4.603      4.308      4.379      4.737

                  Consumer Price Index (points)              446.96        448.00     437.56     432.34     440.65



                                                          Reported                     Adjusted
                                                           amounts                      amounts
                                                          --------      ----------------------------------------
                  ASSETS

                  Cash in hand and deposits with
                             Banks                          83,375        62,321    56,421     38,586     57,637

                  credit to the public                     221,302       238,590   238,372    251,618    278,078

                  credit to the Government of Israel        16,357        16,065    22,122     29,839     30,159

                  Investment in affiliate                    1,053         1,032     1,058      1,025        969

                  Bank premises and equipment                  221           265       299        343        375

                  Other assets                               1,218         3,309     2,192      2,118      1,629
                                                          --------      --------  --------   --------   --------

                  Total assets                             323,526       321,582   320,464    323,529    368,847
                                                          ========      ========  ========   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                December 31,
                                                      ------------------------------------------------------------------
                                                         2006          2005          2004          2003          2002
                                                      ----------    ----------    ----------    ----------    ----------
                                                           Reported amounts                  Adjusted amounts
                                                      ------------------------    --------------------------------------
Deposits from the public                                      53            50           880         1,022         1,077
Deposits from the Government
           of Israel                                     456,294       456,047       443,316       438,291       436,946
Other liabilities                                          7,339         7,419         7,568         7,930         7,442
         Deferred deposits from the
           Government of Israel                        1,241,036     1,110,235       991,919       895,672       799,118
Deferred capital notes
           Held by the public                                 --            --            --            --        39,435
           Held by the Government                         72,412        78,891        73,835        75,052        79,602
Non-participating preference
           shares                                             11            11            11            11            11
Shareholders' deficiency                              (1,453,619)   (1,331,071)   (1,197,065)   (1,094,449)     (994,784)
                                                      ----------    ----------    ----------    ----------    ----------

Total liabilities and shareholders' equity               323,526       321,582       320,464       323,529       368,847
                                                      ==========    ==========    ==========    ==========    ==========
LOSS FROM FINANCING ACTIVITIES

     Loss from financing activities before
         allowance for doubtful debts:
                    Interest expense                    (147,485)     (157,230)     (122,568)     (118,202)      (82,106)
           Interest income                                35,974        32,039        28,508        31,143        20,238
                                                      ----------    ----------    ----------    ----------    ----------
                                                        (111,511)     (125,191)      (94,060)      (87,059)      (61,868)
       Increase  in  allowance  for  doubtful debts           --            --            --        (3,500)           --
                                                      ----------    ----------    ----------    ----------    ----------
       Loss from financing activities after
        allowance for doubtful debts                    (111,511)     (125,191)      (94,060)      (90,559)      (61,868)
                                                      ==========    ==========    ==========    ==========    ==========
Net loss for the year                                   (122,548)     (134,006)     (102,616)      (99,665)      (70,095)
                                                      ==========    ==========    ==========    ==========    ==========
Net loss per ordinary share

Loss per NIS 1 nominal value
      of share capital                                   (585.60)      (640.20)      (490.30)      (476.20)      (334.90)
                                                      ==========    ==========    ==========    ==========    ==========

Share Capital

Share capital of the Bank (in nominal values)

                                                            December 31,
                                                       ---------------------
                                          Authorized      2006        2005
                                         -----------   ---------   ---------
                                                        NIS
                                         ------------------------------------

Ordinary Shares of NIS 0.0001                 37,970      13,505      13,505

8% Cumulative and Participating
Preferred "A" Shares of NIS 0.001            201,530     195,768     195,768

7.5% Cumulative and Redeemable
Preferred "C" Shares of of NIS 0.042,
linked to the U.S. dollar (see d. below)      10,500      10,500      10,500
                                           ---------   ---------   ---------

                                             250,000     219,773     219,773
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

      On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005, and as of August 1, 2005, its name was striken from the list of the membership in the cleaning-house.

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

      b) To authorize the Accountant General and the Company's Authority to act in this matter and to resolve the debts of the bank to the government by allocation of shares.

      c) Preferred shares which were allocated will be transferred to the Accountant General for redemption of the shares and until the transferring date the matter will be treated by the bank.

      d) After the completion of the above actions to act to liquidate the bank (voluntarily). Surplus funds will be transferred to the shareholders.

      Within the framework of the decision to privatize the Bank, as discussed above, and to cease operations, negotiations commenced with bank employees regarding additional payments above the current agreement. A draft agreement has been prepared but not yet discussed by The Board Of Directors.

B.    BUSINESS OVERVIEW

      Background Information - Hebrew Terms:

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

            Over the years, the Government has become the principal shareholder (as of December 31, 2006: Preferred A shares - 99.52%, Preferred C shares - 93.74%) and, in any case, it is entitled to receive the greater part of the dividend. For several years, there is an arrangement pursuant to which the Government purchases Preferred C shares from those who are willing to sell them.

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

            The accumulative dividend which was not paid in respect to the years 1999 - 2006 amounted to NIS 63,500 thousand. In addition, there is a commitment on the part of the Treasury of the State of Israel to cover the linkage differences included in the above amount which amounted to NIS 63,369 thousand.

C.    PROPERTY, PLANTS AND EQUIPMENT

      The Bank's offices are owned by it, and are located at 83 Hashmonaim Street, a prominent business center in Tel-Aviv. These offices are too large for the Bank's present needs, and a portion of the building has been leased.

                                                                  Square Meters
                                                                  -------------

      Total space owned by the Bank                                   2,621
                                                                      =====

      Occupied by the Bank (inc. 243 sq/m of public space)            1,157

      Space for rent                                                  1,464
                                                                      -----

                                                                      2,621
                                                                      =====

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

      In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2006 and the current collection anticipated in 2007 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2007, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

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

This uncertainty, that has persisted since 1999, inhibited any progress in finalizing arrangements, and even resulted in the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts.

On December 19, 2005, the Minister of Finance and the chairman of the Board of ILA, Mr. Ehud Ulmert signed the decision of ILA according to which an extension will be given until December 31, 2006, to execute expansion transactions in the Moshavim in a way which is designated to cover debts according to recovery judgments on condition that the request to execute the transaction will be submitted prior to November 30, 2006. The condition for giving an extension according to this decision is the transfer of all the revenue from selling the lots to the creditors after deducting development expenses.

In the current decision an extension was also granted for executing transactions according to previous decisions (727, 717) according to the transitional provisions until December 31, 2006. On condition of submitting a request for execution prior to April 10, 2005.

In the decision it was resolved that no additional extensions will be given for the transitional provisions.

As a result of the events of the war in the North, the Attorney General recently recommended to the Israel Land Administration to extend the transitional provisions, however this recommendation requires the approval of the Israel Land Administration.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is somewhat possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

As of the date of these financial statements, there are approximately 36 moshavim in respect of which their debts have not yet been granted, and 89 settlements for which recovery judgments had been given. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt debt for which the allowance for doubtful debts is made on a collective basis.

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

As of the signing of the amendment to the supplementary agreement, a further 45 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 41 kibbutzim which have been classified as real estate, and therefore, all the Kibbutzim have entered into the arrangemet.

The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 170 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 13,366 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 3,111 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

As of 31.1.07, the balance of write-offs mentioned above, after receipts relating to returns and forfeitures totaling approximated 166 million NIS.

Loss recognition of doubtful debts

Allowance for losses on loans to the Moshavim were recognized in prior years, in accordance with management estimates, and in concurrence with directives issued to the banks by the "Bank's Supervisor", a department of the Bank of Israel. The Bank's Supervisor has the overall information of the indebtedness to all the banks in Israel. Total allowance on Moshavim loans amounted on December 31, 2006 to about 90% of the total amounts owed by the Moshavim to the Bank.

Impaired loans to Kibbutzim are carried net of the aforesaid Government grants (see Category 2 above). The reported net amounts represent the expected recoverable amounts. As explained above, these amounts will be settled by new long term loans, to be undertaken by the Kibbutzim (linked to the Consumer Price Index, and bearing interest, presently about 4%-5% p.a.). Thus, as of December 31, 2006, the total amount of loans outstanding to Kibbutzim, net of specific allowances and of Government "grants", received to that date amounted to NIS 75 million.

Deposits to finance the said restructuring of long-term loans were financed by the Government of Israel.

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

The Bank's loss from financing activities, before allowances for doubtful debts, was nominal NIS 114.2 million in 2006 as compared to nominal NIS 125.2 million in 2005.

The general allowance and the additional allowance together represent 45.96% of the borrowers' debt, under the Bank's responsibility, as of December 31, 2006.

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

Operating and other income totaled nominal NIS 0.4 million in 2006, as compared to nominal NIS 0.5 million in 2005.

Operating and net loss in 2006 were NIS 122.6 million in reported amounts, as compared to NIS 134 million in reported amounts in 2005. Net loss per NIS 1 par value Ordinary and Preference "A" share was NIS 585.6 in 2006 (NIS 640.2 in
2005).

Shareholders' Equity

The shareholders' deficiency increased from NIS 1,331.1 million in adjusted amounts at the end of 2005, to a deficiency of NIS 1,453.6 million at the end of 2006 in reported amounts.

On December 31, 1991, Government deposits in the amount of NIS 180 million were converted (December 31, 2006 - NIS 1241 million) to deferred deposits, while the maturity date for a portion thereof was determined for January 1, 2000.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on May 13, 2007, their maturity date was deferred until June 30, 2007, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

On May 13, 2007 the Accountant General approved the extension of the maturity date to June 30, 2007.

Principal Balance Sheet Items

The assets and liabilities of the Bank at the end of 2006 and 2005 were as follows (in thousands of NIS):

                                                     Year ended December 31,
                                                    ---------------------------
                                                       2006           2005
                                                         Reported amounts
                                                    ---------------------------
Total Balance Sheet                                      323,526        321,582
Credit to the Public                                  (*)221,302        238,590
Credit loans to the Government of Israel                  16,357         16,065
Cash and Bank Deposits                                    83,375         62,321
Deposits from the Public                                      53             50
Deposits from the Government                             456,294        456,047
Capital Notes and Deferred Deposits                    1,313,448      1,189,126
Shareholders' Equity (deficit)                        (1,453,619)    (1,331,071)

(*) Includes credit for which the Government is responsible in an amount of 155 million NIS as the deposits to cover it are included partly in the deposits from the Government and partly in deferred deposits.

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

Critical Accounting policies

Critical Accounting Policies refers to the allowance for doubtful debts. The Bank bases its judgment on the above allowance on its experience and various assumptions that it believes to be reasonable under the circumstances. Material changes in the arrangements if any, are likely to obligate additional allowances. Please refer to Note 1I to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2006 for more details.

Trend Information

Not Applicable

Off- Balance Sheet Arrangements

Please see Note 13 to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2006 for more details.

Aggregate Contractual Obligations

Please see Item 4 and Item 5 in this Annual Report on Form 20-F for more details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      A.    Board of Directors

            In the course of 2006, 9 Board meetings were held, as well as 8 meetings of various Board Committees.

            Board changes in 2006 and as of June 2007 were -

            Directors whose term began:

                  Name                                    Date
            -------------------------------     -------------------------

            Helmaliah Dorit                           March 27, 2006
            Cheifetz Avi                              February 20, 2007
            Freeman Menachem                          March 12, 2007
            Navon Erez                                March 28, 2007

             Directors whose term ended:

                  Name                                     Date
            -------------------------------     -------------------------

            Dadon-Israeli -Bar                        February 3, 2007
            Grinfeld Elisha                           February 18, 2007
            Kulas Eliezer, Adv.                       MAY 30, 2007
            Medleg Gamal                              MAY 30, 2007

            Roster of Directors, their principal occupation and other directorships held by them:

                     Name                   Principal Occupation                Other Directorship
            -------------------      ---------------------------------   --------------------------------
            Freeman Menachem.        Pensioner

            Cheifetz Avi             General  manager - Association for  Yad Vashem, Channel Two the promotion Of Tourism - NETANYA  Television and Radio

            Navon Erez               Self Employed                       Israel Consumers Counsel

            Zibin Nehama, Adv.       Attorney                            Omnitek, Meshulam Levinstein,
                                                                         TTI

                                     Genral Manager of business
            Helmaliah Dorit          development center in Kiryat
                                     Shmone and Ezba Hagalil

      Bank's Management

      Name                             Major Responsibility
      -----------------------          ------------------------------------

      Patalovsky Lea                   General Manager

      Sitton Moshe                     Assistant General Manager,
                                       Manager of Credit, Collection and
                                       Current Accounts

      Levi Noah, Adv.                  Chief Legal adviser of the Bank

      Cohen Yacov                      CFO, Secretary of the Bank,
                                       Director of Human Resources and
                                       Personnel.

      Gelem Avigdor                    Manager of information system

      Executives Officers

      On February 1, 2006, Mr. Brokner Yoav, CPA is the internal auditor of the bank after being appointed by the Board of Directors.

      Remuneration

      Salaries, benefits and provisions of the five highest paid executives among the Bank's officers (all amounts NIS in thousands).

                                                    Provisions for Severance
                                                      Pay, Provident Funds,
                                                      Pensions, Continuing      Total-Salary
                                                    Education Programs, Sick     and Other         Other
                   Name                 Salary        Pay, Leave Pay, etc.        Benefits       Payments
      -----------------------------------------------------------------------------------------------------
      In 2006 - Reported amounts
      Patalovsky Lea                      394                   98                   492              1
      Sitton Moshe                        341                  103                   444              3
      Levi Noah                           310                   64                   374              2
      Gelem Avigdor                       278                   77                   355              2
      Cohen Yacov                         257                   48                   305              1

      In 2005 - Reported amounts
      Patalovsky Lea                      378                   98                   476              1
      Sitton Moshe                        330                   94                   424              2
      Levi Noah                           286                   78                   364              2
      Gelem Avigdor                       263                   81                   344              1
      Cohen Yacov                         255                   73                   328              1

      Personnel

      At the end of 2006, 25 persons were employed by the Bank (24 full-time positions), as compared with 26 persons (24.5 full-time positions) at the end of 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A summary of the operating results with related parties:

                                                           Year ended
                                                           December 31
                                                     ------------------------
                                                      2006             2005
                                                         (In thousands)
                                                     ------------------------
                                                        Reported amounts
                                                     ------------------------

   Participation in expenses by the affiliate          98               96

ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.


ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

         Subsidiaries

                                                                                   December 31,
                                                                           ----------------------------
                                                                              2006              2005
                                                                           -------------    -----------
                                                                                (NIS in thousands)
                                                                                 Reported amounts
                                                                           ----------------------------
         (a)    Investment in shares
                Cost of shares                                                22,529           22,529
                Post acquisition losses                                      (21,476)         (21,497)
                                                                           ---------         --------
                Total investment                                               1,053            1,032
                                                                           =========         ========


         (b)    Details of subsidiaries                                         Affiliated Company

                Name of company:                                            The Palestine Agricultural
                                                                            Settlement Association Ltd.
               Company details:                                               Agricultural Financial
                                                                                    Institution
                                                                           ----------------------------
                                                                              2006              2005
                                                                           ----------        ----------
               Capital with rights for dividends
                  - percentage of holding                                       50.0%             50.0%
               Capital with voting rights
                  - percentage of holding                                       49.9%             49.9%
               Investments in shares-equity basis                              1,053             1,032
               Contribution to net profit (loss) on ordinary activities           21               (26)

      (c) Affiliated Company - The Palestine Agricultural Settlement Association Ltd.

              Balance Sheet                                                   December 31,
                                                                          ----------------------
                                                                            2006           2005
                                                                           (NIS in thousands)
                                                                          ----------------------
              Assets                                                        Reported amounts
                                                                          ----------------------
              Loans out of designated deposits by the State of Israel       2,908          4,083

              Loans out of designated deposits by the Jewish Agency         1,252          1,321

              Other loans                                                     185             99

              Cash and deposits with banks                                  2,270          2,291

              Other assets                                                     31              6
                                                                            -----          -----

                                                                            6,646          7,800
                                                                            =====          =====

              Liabilities and Shareholders' Equity

              Designated deposits from the Government of Israel             3,056          4,177

              Designated deposits from the Jewish Agency                    1,343          1,384

              Other liabilities                                               141            174

              Shareholders' Equity                                          2,106          2,065
                                                                            -----          -----

                                                                            6,646          7,800
                                                                            =====          =====

      The Bank's share in equity, 50% of NIS 1,053 thousand, namely in the amount of NIS 1,032 thousand, is shown in (a) above.

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

      Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On May 13, 2007 the Accountant General approved the extension of the maturity date to June 30, 2007.

      The 7.5% Cumulative Redeemable Preference "C" shares of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.

      Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

      On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005, and as of August 1, 2005, his name was striken from the list of the membership in the cleaning-house.

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

      b) To authorize the Accountant General and the Company's Authority to act in this matter and to resolve the debts of the bank to the government by allocation of shares.

      c) Preferred shares which were allocated will be transferred to the Accountant General for redemption of the shares and until the transferring date the matter will be treated by the bank.

      d) After the completion of the above actions to act to liquidate the bank (voluntarily). Surplus funds will be transferred to the shareholders.

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

      The cumulative  dividend which was not paid with respect to the years 1999
      - 2006 amounts to NIS 63,500 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amounts to NIS 63,369 thousand. In prior years, a dividend was paid as noted in Note 12 to the financial statements.

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

      This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms. 100 Fifth Street, N. E., Washington, D.C. 20549;. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D. C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

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

      The Bank created specific allowances for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to obligate additional allowances. The criteria for such allowances are as follows:

      (1)   In  the  credit   portfolio   for   kibbutzim   and  their   related
            organizations in consideration of the kibbutzim Arrangement, as signed (see Note 3F.

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

      The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2006, the general and additional allowances represent 45.96% of total credit for which the Bank is responsible.

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

      A -10%  movement in the level of the exchange  rate of the Israeli  shekel
      against  the  U.S.  dollar,   with  all  other  variables  held  constant.
      Liabilities would be effected by about adjusted NIS 7.2 million.

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

      (b) The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes. Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On May 13, 2007 the Accountant General approved the extension of the maturity date to June 30, 2007.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      In a Board meeting on January 16, 2005, it was resolved that due to the limited activity of the Bank, focused on restructuring and collection of debts of the agricultural sector, the appropriate number of directors with financial expertise is one. On the date that the financial statements were approved, the following two individuals were considered financial experts:
      (1) Mr. G. Medleg, MBA, who in the last five years was employed as an economist in the Ministry of Agriculture and since 1999 serves as a member of the audit committee of the Institute of Wine in Israel and also as a management member of the Institute. Mr. G. Medleg is a civil servant (the Government of Israel is the main shareholder of the Bank). (2) Dorit Almaliah was approved as a audit committee Financial Expert.

ITEM 16B. CODE OF ETHICS

      Following the cessation of the company's banking activities and the non - renewal of its license by The Bank Of Israel, the company discontinued its activities regarding the issue of the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      On November 28, 2005, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2006 in an amount not to exceed NIS 165,000 (plus VAT).

      All the members of the Audit Committee are members of the Board of Directors.

      On May 28, 2005, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2005 in an amount not to exceed NIS 165,000 (plus VAT).

      After finishing all the audit work for the year 2005, a final approval will be given by the Government Companies Authority.

      The fees for professional services for the 2 years ended December 31, 2006 were as follows

      ==========================================================================
                                   Year ended                 Year ended
                                December 31, 2006         December 31, 2005
                            -------------------------  -------------------------
                             Amount       Percentage    Amount       Percentage
                               NIS                        NIS
                            ----------   ------------  ----------  -------------

      Audit fees              165,000           100%     165,000            82%
      Audit related fees           --            --       35,939            18%
                            ---------         -----    ---------         -----
                              165,000           100%     200,939           100%
                            =========         =====    =========         =====
      ==========================================================================

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

                                                 Israel Bank of Agriculture Ltd.


                                   /s/ Lea Patalovsky
                                 ----------------------
                                     Lea Patalovsky
                                     General Manager
  Date: June 26, 2007.

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                         ISRAEL BANK OF AGRICULTURE LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                      INDEX

                                                                      Page
                                                                  -------------

Report of Independent Auditors                                        2-3

Balance Sheet                                                         4-5

Statements of Operations                                               6

Statements of Changes in Shareholders' Deficiency                      7

Statements of Cash Flows                                               8

Notes to the Financial Statements                                    9 - 45

                               [LETTERHEAD OF R&H]

             Report of Independent Registered Public Accounting Firm
                               To the Shareholders

                                       of

                         ISRAEL BANK OF AGRICULTURE LTD.

We have audited the accompanying balance sheets of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2006 and 2005, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an affiliate, the investment in which, on the equity basis of accounting, totaled NIS 1,053 thousand and NIS 1,032 thousand as of December 31, 2006 and 2005, respectively, and the Bank's share in the net income (loss) of which totaled NIS 21 thousand for the year ended December 31, 2006, and the Bank's share in the net income of which totaled NIS (26) thousand and NIS 33 thousand for each of the two years in the period ended December 31, 2005 and 2004, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.We were not engaged to perform audits of the
Bank's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the cicrumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2006 and 2005 and, the results of its operations, and its cash flows for each of the three years in the period ended December 31 ,2006, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States.

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel, except the items in the statements of operations in 2003 upto and including the operating profit before tax which are stated in reported amounts (as detailed in Note 1C) in accordance with the instructions of the Supervisor of banks in Israel and to its provisions.

The accompanying financial statements have been prepared assuming that the Bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2) and the maturity date of the principal of the capital notes held by the government as stated in Note 11, and on the basis that current cash collections of the Bank will enable it to pay operating expenses (mainly salaries) and interest to the Government as stated in Note 1A(2)(c). The Bank has a shareholder's deficiency amounting to NIS 1,454 million as of December 31, 2006. Further, the maturity date of the Government deposits and the principal of the capital notes held by the Government was postponed to April 30, 2007. The Government intends, during the period until the maturity date of the Government deposits, to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty.

Allowances related to the agricultoral sector were made as explained in Note 1I and in accordance with the arrangements explained in Note 3. Changes in the arrangements may require changes in the allowances. As explained in Note 1A(3), regarding the announcement of the Bank of Israel, regarding the cancellation of the license of the bank and regarding the decision of the Ministers Committee for Privatization to sell the bank's assets and subsequently voluntary liquidation of the bank.

Theses financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of the privitization and voluntary liquidation of the bank.

                                                     Rosenblum-Holtzman
                                             Certified Public Accountants (Isr.)
Tel Aviv, Israel
March 13, 2007

                                                 ISRAEL BANK OF AGRICULTURE LTD.
BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                          As of December 31
                                                      -------------------------
                                                        2006            2005
                                                      -------         ---------
                                             Note        Reported amounts (*)
                                            -------   -------------------------
ASSETS

    Cash on hand and deposits with banks        2      83,375            62,321

    Credit to the public                        3     221,302           238,590

    Credit to the Government of Israel          4      16,357            16,065

    Investment in affiliate                     5       1,053             1,032

    Bank building and equipment                 6         221               265

    Other assets                                7       1,218             3,309
                                                      =======           =======

TOTAL ASSETS                                          323,526           321,582
                                                      =======           =======


(*) As for the cessation of the adjustment for the effect of inflation, based on December 2003, CPI, see Note 1c.

       (s) Mr. E. Kulas, Adv.    (s) Ms. L. Patalovsky      (s) Mr. Y. Cohen
   ---------------------------  -----------------------  -----------------------
         Mr. E. Kulas, Adv.        Ms. L. Patalovsky          Mr. Y. Cohen
     Chairman of the Board of       General Manager      Chief Financial Officer
            Directors

Date of approval of the financial statements: March 13, 2007

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.
BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of NIS

                                                          As of December 31
                                                        -----------------------
                                                           2006          2005
                                                        ----------   ----------
                                                  Note     Reported amounts (*)
                                                 -----  -----------------------

LIABILITIES AND SHAREHOLDERS'
 DEFICIENCY

Deposits from the public                            8           53           50
Government of Israel deposit                        9      456,294      456,047
Other liabilities                                  10        7,339        7,419
                                                        ----------   ----------
                                                           463,686      463,516

Deferred deposits from the Government of Israel    11    1,241,036    1,110,235
                                                        ----------   ----------

Deferred capital notes:
    Held by the Government                         11       72,412       78,891
                                                        ----------   ----------

Total liabilities                                        1,777,134    1,652,642

Non-participating Preferred Shares                              11           11

Shareholders' deficiency                                (1,453,619)  (1,331,071)
                                                        ----------   ----------

Total liabilities and shareholders' equity                 323,526      321,582
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

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                                                    For the year ended
                                                                                                        December 31
                                                                                        ------------------------------------------
                                                                                            2006             2005           2004
                                                                                        -----------       ----------     ---------
                                                                              Note                 Reported amounts (*)
                                                                             ------     ------------------------------------------
Loss from financing activities
Loss from financing activities before allowance for
  doubtful debts (1)                                                           14         (111,511)       (125,191)        (94,060)
Increase in allowance for doubtful debts                                       3c           (2,677)             --              --
                                                                                        ----------       ---------       ---------
Loss from financing activities after allowance for doubtful debts                         (114,188)       (125,191)        (94,060)
                                                                                        ----------       ---------       ---------
Operating and other income
Rental income                                                                                  402             389             426
Other income                                                                   15                9              85             129
                                                                                        ----------       ---------       ---------
Total operating and other income                                                               411             474             555
                                                                                        ----------       ---------       ---------
Operating and other expenses
Salaries and related expenses                                                  16            6,552           6,603           6,508
Depreciation on bank building and equipment                                                     44              45              44
Building and equipment maintenance                                                             807             974           1,152
Other expenses                                                                 17            1,389           1,641           1,440
                                                                                        ----------       ---------       ---------
Total operating and other expenses                                                          (8,792)         (9,263)             ()
                                                                                        ==========       =========       =========

Operating loss                                                                            (122,569)       (133,980)       (102,649)

Equity in (loss) profits of an affiliate                                                        21             (26)             33
                                                                                        ----------       ---------       ---------

Net loss for the year                                                                     (122,548)       (134,006)       (102,616)
                                                                                        ==========       =========       =========

Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital
   (Note 1(k))

Operating loss for the year per Ordinary Share and
  Preferred "A" share                                                                      (585.60)        (640.20)        (490.30)
                                                                                        ----------       ---------       ---------
Weighted average shares outstanding                                                        209.273         209.273         209.273

(1) (Loss) income from financing activities before allowance for
  doubtful debts, interest on Government deposits                                           24,891            (987)          7,861

Interest on Government deposits and deferred capital notes                                (136,402)       (124,204)       (101,921)
Loss from financing activities before expense before                                    ----------       ---------       ---------
      allowance  for doubtful debts                                                       (111,511)       (125,191)        (94,060)
                                                                                        ==========       =========       =========

(*) AS for the cessation of the adjustment for the effect of inflation based on Dec 2003 CPI, see Note 1c.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                  Total
                                                                outstanding
                                Outstanding     Receipts on    share capital                       Total
                                   share        account of      and capital     Accumulated      shareholders'
                                  capital         shares         reserves         deficit        deficiency
                                -----------     -----------     -----------     -----------      -----------
                                                            Reported amounts (*)
                                ----------------------------------------------------------------------------
Balance at January 1, 2004          864,568         308,479       1,173,047      (2,267,496)      (1,094,449)

Loss for the year                        --              --              --        (102,616)        (102,616)
                                -----------     -----------     -----------     -----------      -----------
Balance at January 1, 2005          864,568         308,479       1,173,047      (2,370,112)      (1,197,065)

  Loss for the year                      --              --              --        (134,006)        (134,006)
                                -----------     -----------     -----------     -----------      -----------

Balance at January 1, 2006          864,568         308,479       1,173,047      (2,504,118)      (1,331,071)

Loss for the year                        --              --              --        (122,548)        (122,548)
                                -----------     -----------     -----------     -----------      -----------

Balance at December 31,2006         864,568         308,479       1,173,047      (2,626,666)       1,453,619
                                ===========     ===========     ===========     ===========      ===========

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

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
In thousands of NIS

                                                                               For the year ended
                                                                                   December 31
                                                                        ----------------------------------
                                                                           2006        2005        2004
                                                                        --------    --------   -----------
                                                                              Reported          Adjusted
                                                                             amounts (1)       amounts (2)
                                                                        --------------------   -----------
Cash flows from operating activities:
Loss for the year                                                       (122,548)   (134,006)   (102,616)

Adjustments to reconcile the cash flows used in operating activities:
 Equity in the loss (profits) of an affiliate                                (21)         26         (33)
 Depreciation on the bank's building and equipment                            44          45          44
                                                                        --------    --------    --------
Net cash used in operating activities                                   (122,525)   (133,935)   (102,605)
                                                                        --------    --------    --------
Cash flows from investing activities
Credit to the public, net                                                 17,288        (218)     13,246
Credit to the Government of Israel, net                                     (292)      6,057       7,717
Purchase of equipment                                                         --         (11)         --
Other assets, net                                                          2,091      (1,117)        (74)
                                                                        --------    --------    --------
Net cash provided by investing activities                                 19,087       4,711      20,889
                                                                        --------    --------    --------
Cash flows from financing activities:
Deposits from the public, net                                                  3        (830)       (142)
Deposits from the Government, net                                            247      12,731       5,025
Other liabilities, net                                                       (80)       (149)       (362)
Deferred Government deposits                                             130,801     118,316      96,247
Deferred capital notes, net                                               (6,479)      5,056      (1,217)
                                                                        --------    --------    --------
Net cash provided by financing activities                                124,492     135,124      99,551
                                                                        ========    ========    ========

Increase (Decrease) in cash on hand and deposits with banks               21,054       5,900      17,835
Balance of cash on hand and deposits with banks
  at the beginning of the year                                            62,321      56,421      38,586
                                                                        --------    --------    --------
Balance of cash on hand and deposits with banks
  at the end of the year                                                  83,375      62,321      56,421
                                                                        ========    ========    ========

(1) As for the Cessation of the adjustment for the effect of inflation based on December 2003 CPI, see Note 1c.

     The accompanying notes are an integral part of the financial statements

                                                 ISRAEL BANK OF AGRICULTURE LTD.

                                 INDEX TO NOTES

Note                                                                                  Page
----                                                                             -------------
1.     The Bank, Its Main Activities and Significant Accounting Policies         10    -    19

2.     Cash on Hand and Deposits with Banks                                            19

3.     Credit to the Public (Less Allowances for Doubtful Debts)                 20    -    28

4.     Credit to the Government of Israel                                              29

5.     Investment in an Affiliate                                                      29

6.     Building and Equipment                                                          30

7.     Other Assets                                                                    31

8.     Deposits from the Public                                                        31

9.     Deposits from the Government                                                    31

10.    Other Liabilities                                                               32

11.    Deferred Government Deposits and Deferred Capital Notes                         33

12.    Share Capital                                                             34    -    35

13.    Related Parties                                                           36    -    37

14.    Loss from Financing Activities Before Allowance for Doubtful Debts              38

15.    Commissions and Other Income                                                    39

16.    Salaries and Related Expenses                                                   39

17.    Other Expenses                                                                  39

18.    Income Taxes                                                                    40

19.    Reconciliation Between Israel GAAP and U.S. GAAP                          40    -    43

20.    Subsequent events                                                               43

21.    Information on the basis of Nominal Historical Data for tax purposes      43    -    45

22.    Other Information in Nominal Values                                             45

                                                 ISRAEL BANK OF AGRICULTURE LTD.

NOTES TO THE FINANCIAL STATEMENTS - As of December 31, 2006
--------------------------------------------------------------------------------

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies

      A.    General

            1. The financial statements have been prepared in accordance with accounting principles generally accepted in Israel ("Israel
                  GAAP") and accounting principles of the Israel Accounting Standards Board. The accounting policies, according to which the financial statements were prepared, have been applied consistently except for the required changes from the transition in 2004 to nominal accounting reporting (See Note
                  1C). Israeli GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as applicable to the financial statements of the Bank, differ in certain respects.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
         (Cont.)

      A.    General (Cont.)

            2.    (Cont.)

                  (a)   (Cont.)

                        The maturity date for the deposits has been extended several times pursuant to approvals received from the Accountant General. Under the last extension, which was approved by the Accountant General on February 21, 2007, their maturity date was deferred until April 30, 2007. The approval was granted, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

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

                        Since the Bank does not have any credit sources as it had in the past, in the event it will require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time and in accordance with the rate of its collections.

                        In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2006, and the current collection anticipated in 2007 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2007, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
         (Cont.)

      A.    General (Cont.)

            3. On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005, and as of August 1, 2005, its name was striken from the list of the membership in the clearing house.

                  According to article 9 of the Banking law (license), a banking corporation of which the license was cancelled, will remain, for the purposes of the Banking Order and Bank of Israel law, as a banking corporation for 3 years as of the cancellation of the license.

                  On September 4, 2005, it was resolved in the Ministers Committee for Privatization to privatize the bank. The main details of the decision are as follows:

                  a) Selling or transferring the essential assets of the bank including the credit portfolio, real estate rights and shares in affiliate.

                  b) To authorize the Accountant General and the Company's Authority to act in this matter and to resolve the debts of the bank to the government by allocation of shares.

                  c) Preferred shares which were allocated will be transferred to the Accountant General for redemption of the shares and until the transferring date the matter will be treated by the bank.

                  d) After the completion of the actions - to act to liquidate the bank (voluntarily).

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

                        Accordingly, the amounts reported for 2004-2006 are composed as follows:

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

                        c.    Statements of operations (Cont.)

                              (3) The Banks' equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate in reported amounts of this company.

                  (4)   Adjusted amounts for the end of 2003

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

                  (4)   Adjusted amounts for the end of 2003 (Cont.)

                              2. Depreciation has been adjusted on the same basis used for the adjustment of the related balance sheet fixed assets.

                              3. The specific allowance for doubtful debts has been adjusted to the changes in the CPI from the date on which the debt has been determined as doubtful, up to the balance date. See Note 1I, concerning the general allowance.

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

                  (4)   Data on rates of exchange and the Consumer Price Index:

                                                                                             Rate of change
                                                              December 31,                    for the year
                                                       ---------------------------    --------------------------
                                                        2006       2005      2004      2006       2005      2004
                                                                                         %         %          %
                                                       ------     ------    ------    -----     -------    -----
                        Rate of exchange of the
                         U.S. dollar                    4.225     4.603     4.308     (8.21)      6.85      (1.6)
                        Rate of exchange of the
                         Euro                          5.5643     5.4465    5.8768     2.17      (7.32)     6.21
                        Consumer Price Index (in
                         Points) for the month of
                          November                      102.9     103.20    100.50     (0.3)      2.69      0.88
                          December                      102.9     103.00    100.60     (0.1)      2.39      1.21

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

                  (1) Revenues and expenses are recognized on an accrual basis.

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

            I.    Allowance for doubtful debts

                  The financial statements include specific allowances for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to require additional allowances. The criteria for such allowances are as follows:

                  1.    In the credit  portfolio for kibbutzim and their related
                        organizations   in   consideration   of  the   kibbutzim
                        arrangement, as signed (see Note 3F).

                  2. In the credit portfolio for moshavim and their related organizations - the "Law for Arrangements in the Family Agricultural Sector 1992" is taken into consideration, as mentioned in Note 3E.

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 1 - The Bank,  Its Main  Activities  and  Significant  Accounting  Policies
         (Cont.)

            I.    Allowance for doubtful debts (Cont.)

                  In addition to the above mentioned specific allowances, a general allowance for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional allowance for doubtful debts is to be recorded (in excess of the general allowances) and in addition to the former general allowance is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation. According to the directives of the Supervisor of Banks, adjustments will cease as of January 1, 2004.

                  The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2006, the general and additional allowances represent 45.96% of total credit for which the Bank is responsible.

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

            J.    Severance pay and pension and accruals for wage costs

                  The liabilities for severance pay and pension are covered by appropriate accruals, which are deposited with reputable pension funds, and by the appropriate liabilities (see Note 10(1)(2)).

            K.    Loss per share

                  Loss Per Share was computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel.

            L.    Statement of cash flows

                  The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel.

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

            O.    Accounting   Standard  No.  29   regarding   the  adoption  of
                  International Financial Reporting Standards.

                  In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards ("IFRS") (hereinafter- the Standard). The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from January 1, 2008 according to IFRS.

                  The initial implementation of IFRS will be effected along with the implementation of IFRS 1, the initial implementation of IFRS, for purposes of the transition.

Note 2 - Cash on Hand and Deposits with Banks

                                                                              December 31
                                                                         ------------------------
                                                                          2006             2005
                                                                         ------           ------
                                                                             In thousands NIS
                                                                         -----------------------
             Deposits with banks maturing in less than three months      83,375           62,231
                                                                         ------           ------
             Total                                                       83,375           62,231
                                                                         ======           ======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts)

            A.    Composition:

                                                                                     December 31
                                                                                 --------------------
                                                                                   2006        2005
                                                                                 --------    --------
                                                                                   In thousands NIS
                                                                                 --------------------
                  Credit                                                          125,192     125,222
                  Credit from designated deposits                                  61,695      80,188
                                                                                 --------    --------
                  Total credit to the public for which the Bank is
                   Responsible (*)                                                186,887     205,410

                  Less - general and additional allowances for
                   doubtful debts                                                 (24,844)    (24,844)
                  Special allowance                                                (6,000)     (6,000)
                                                                                 --------    --------

                  Total                                                           156,043     174,566
                                                                                 --------    --------

                  Credit from designated deposits, repayment of which to the depositor is conditional upon the collection of the loan and
                  includes a margin                                                65,259      64,024
                                                                                 ========    ========

                  Total credit to the public                                      221,302     238,590
                                                                                 ========    ========

                  The specific allowances for doubtful debts were deducted from the appropriate credit items.

                  (*) An amount of NIS 89,050 thousand (2005 - NIS 78,088) for which the Bank is not responsible, but which is included as credit extended from the Bank's resources since the deposits are presented as deferred deposits and not as designated deposits.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            B. Credit to the public for which the Bank is responsible includes (*)

                                                                                     December 31
                                                                                  ------------------
                                                                                    2006      2005
                                                                                  --------  --------
                                                                                   In thousands NIS
                                                                                  ------------------
                  Credit to the agricultural sector

                  (a)    For which the Bank is responsible (*):

                         Kibbutzim (including factories and regional
                           and national organizations)                              62,961    80,478

                         Moshavim  (including factories and regional
                           and national organizations)                             123,926   124,932
                                                                                   -------   -------

                        Total  credit to the  Agricultural  Sector for
                        which the Bank is responsible (**)                         186,887   205,410

                  (b)    Credit for which the Bank is not
                         responsible (*):
                                Balance as of balance sheet date                    53,303    49,642
                                                                                   -------   -------

                          Total credit to the Agricultural Sector                  240,190   255,052
                                                                                   =======   =======

                  (*) Credit for which the Bank is responsible excluding designated deposits. The repayment of these deposits is subject to collection of the respective credit.

                  (**) An amount of NIS 89,050 thousand (2005 - NIS 78,088) is not under the Bank's responsibility, but is included in the Bank's responsibility since the deposits are shown as deferred rather than designated.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            B. Credit to the public for which the Bank is responsible includes (*) (Cont.)

                  Credit to the Agricultural Sector for which the Bank is responsible includes (*):

                                                                                              December 31
                                                                                          ------------------
                                                                                           2006       2005
                                                                                          -------    -------
                                                                                           In thousands NIS
                                                                                          ------------------
                  (a)    Credit to borrowers which has been rescheduled:
                          (1)   Credit which was rescheduled in prior years, with
                                waiver of income -
                                Balance as of balance sheet date                            7,461     2,134

                          (2)   Credit which was rescheduled  during the current year
                                without waiver of income -
                                Balance as of balance sheet date                           21,319        --

                  (b)     Credit to borrowers  which is to be  rescheduled, as per the
                          Bank management's decision, but has not
                          yet been rescheduled:
                          Balance as balance sheet date                                    75,656    88,544

                  (c)     Credit in temporary arrears, balance at balance sheet date           95        41

                  (d)     Credit under special supervision:
                          Balance as of balance sheet date                                 53,205    74,861

                  (e)     Credit  to the  agricultural  sector  for  which  the Bank is responsible  (*), and is not included within the framework of loans to problematic borrowers as above.
                          Balance as of balance  sheet date (income in respect of these loans  included in the  statement  of  operations  -NIS 1,703
                          (2005 - NIS 2,917 thousand)                                      29,151    39,830
                                                                                          -------   -------

                  Total                                                                   186,887   205,410
                                                                                          =======   =======

                  (*) Credit for which the Bank is responsible excluding credit extended from designated deposits.

                        The repayment of these deposits is subject to the collection of the respective loans.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            C.    Allowances for doubtful debts

                                                 December 31, 2006                             December 31, 2005
                                    ------------------------------------------    --------------------------------------------
                                                     Allowance                                     Allowance
                                    ------------------------------------------    --------------------------------------------
                                    Specific(*)    Additional(**)     Total        Specific(*)   Additional(**)      Total
                                    -----------    -------------   -----------    -------------  --------------  -------------
Balance at the beginning
  of the year                           100,391           30,844       131,235          100,432         30,844         131,276
                                     ----------    -------------   -----------    -------------    -----------   -------------
Allowance during the current year         2,677               --         2,677               --             --              --
Decrease in allowances                       --               --            --               --             --              --
                                     ----------    -------------   -----------    -------------    -----------   -------------
Amount charged to statement of
operations                                2,677               --         2,677               --             --              --
                                     ----------    -------------   -----------    -------------    -----------   -------------
Write offs                              (13,056)              --       (13,056)             (41)            --             (41)

Erosion and adjustment
  of balances                                --               --            --               --             --              --
                                     ----------    -------------   -----------    -------------    -----------   -------------
Balance at the end of the year           90,012           30,844       120,856          100,391         30,844         131,276
                                     ==========    =============   ===========    =============    ===========   =============


                                                 December 31, 2004
                                    -------------------------------------------
                                                     Allowance
                                    -------------------------------------------
                                    Specific (*)   Additional(**)      Total
                                    -----------    -------------    -----------
Balance at the beginning
  of the year                           109,011           30,869        139,880
                                    -----------    -------------    -----------
Allowance during the current year
Decrease in allowances                       --               --             --
                                    -----------    -------------    -----------
Amount charged to statement of
operations                                   --               --             --
                                    -----------    -------------    -----------
Write offs                               (8,579)              --         (8,579)

Erosion and adjustment
  of balances                                --              (25)           (25)
                                    -----------    -------------    -----------
Balance at the end of the year          100,432           30,844        131,276
                                    ===========    =============    ===========

(*) Does not include an allowance for interest on doubtful debts for the period after the debts had been determined as doubtful.

(**)  Including an additional and general allowance for doubtful debts.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

            D. Classification of credit balances (*) to the public under the Bank's responsibility(**) according to size of credit to individual borrower

                    December 31 2006                                        December 31 2005
  -----------------------------------------------------   ----------------------------------------------------
     Credit to borrowers        No. of        Credit        Credit to borrowers         No. of        Credit
  ------------------------     borrowers     Reported     -------------------------   borrowers     Adjusted
     From            To         (***)         amounts         From           To         (***)        amounts
  ---------     ----------    ----------   ------------   ------------  -----------   ---------     ----------
             In                                 In                    In                                In
          thousands                          thousands             thousands                         thousands
           Of NIS                              of NIS               Of NIS                            Of NIS
  ------------------------                  -----------   -------------------------                 ----------
                      10          18              91                          10           13            64
       10             20          13             204            10            20           13           183
       20             40          12             403            20            40           15           412
       40             80          21           1,183            40            80           19         1,030
       80            150          12           1,277            80           150           19         2,106
      150            300          17           3,656           150           300           20         4,448
      300            600          18           8,490           300           600           16         7,133
      600          1,200          17          15,743           600         1,200           22        19,159
    1,200          2,000          19          28,405         1,200         2,000           15        22,987
    2,000          4,000          15          43,377         2,000         4,000           23        61,288
    4,000          8,000           8          44,833         4,000         8,000           10        59,335
    8,000         20,000           1          18,070         8,000        20,000            2        27,265
   20,000         40,000           1          21,155        20,000        40,000           --            --
                              ------        --------                                  -------     ---------

    Total                        172         186,887         Total                        187       205,410
                              ======        ========                                  =======     =========

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

                  As a result of the events of the war in the North, the Attorney General recently recommended to the Israel Land Administration to extend the transitional provisions, however this recommendation requires the approval of the Israel Land Administration.

                  On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is somewhat possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

                  As of the date of these financial statements, there are approximately 36 moshavim in respect of which their debts have not yet been granted, and 89 moshavim for which recovery judgments had been given. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

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

                  As of the signing of the amendment to the supplementary agreement, a further 45 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 41 kibbutzim which have been classified as real estate and therefore, all the Kibbutzim have entered into the arrangement.

                  The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 170 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 13,366 dunam of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 3,111 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

                  As of 31.1.07, the balance of write-offs mentioned above, after receipts relating to returns and forfeitures totaling approximated 166 million NIS.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 4 - Credit to the Government of Israel (including deposits)

                                                                            December 31
                                                                         -------------------
                                                                           2006       2005
                                                                         --------   --------
                                                                         In thousands of NIS
                                                                         -------------------

            Credit in respect of participation in write-off of Balloon
             and  incentive                                                 8,692      9,956
            Write-offs against deferred deposits                            7,665      6,109
                                                                         --------   --------
            Total credit to the Government (including deposits)            16,357     16,065
                                                                         ========   ========

Note 5 - Investment in an Affiliate

                                                                            December 31
                                                                         --------   --------
                                                                           2006       2005
                                                                         --------   --------
                                                                         In thousands of NIS
                                                                         -------------------
            (a)    Composition:
                   Cost of shares                                          22,529     22,529
                   Post acquisition losses                                (21,476)   (21,497)
                                                                         --------   --------
                   Total investment                                         1,053      1,032
                                                                         ========   ========

            (b)    Details of the Company:

                    Name of company:    The  Palestine  Agricultural  Settlement
                                        Association Ltd. Agricultural financial institution

                                                                           2006        2005
                                                                         --------   --------
            Details about the company:

              Equity in capital providing rights for dividends
              percentage of holdings                                         50.0%       50.0%

              Equity in capital providing voting rights - percentage
              holdings                                                       49.9%       49.9%

              Investments in shares - equity basis (NIS in thousand)        1,053       1,032

              Contribution to net operating profit (loss) (NIS in
              thousand)                                                        21         (26)

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 6 - Building and Equipment

                                                        Cost                                        Depreciation
                                  -----------------------------------------------  -------------------------------------------------
                                                                         In thousands of NIS
                                  --------------------------------------------------------------------------------------------------
                      Rate of     Beginning    Additions    Disposals              Accumulated   Allowance   Disposals   Accumulated
                    depreciation     of         during       during       End of   at beginning   during      during       at end
                         %          year       the year     the year       year      of year       year        year        of year
                    ------------  ----------  -----------  -----------  ---------  -----------  -----------  ---------  ------------
Building (*)             4%              367           --           --        367          210           13         --          223

Equipment and
   Furniture           6-20%           1,465           --           --      1,465        1,357           31         --        1,388
                                  ----------  -----------  -----------  ---------  -----------  -----------  ---------  -----------
Total building and
   Equipment                           1,832           --           --      1,832        1,567           44         --        1,611
                                  ==========  ===========  ===========  =========  ===========  ===========  =========  ===========


                      Depreciated Balance
                    ------------------------
                       In thousands of NIS
                    ------------------------
                    Beginning of   End of
                       Year         year
                    -----------  -----------
Building (*)                157          144

Equipment and
   Furniture                108           77
                    -----------  -----------
Total building and
   Equipment                265          221
                    ===========  ===========

(*)   Building: Built-up area - 2,621 square meters.

      Until 31.12.06 the area which was occupied by the bank and other tenants was 2,160 square meters and the balance was unoccupied. Commencing 1.1.07, the other tenants vacated the premises they occupied, and the total unoccupied area became 1,300 square meters.

      During recent years, the bank has been in the process of changing the municipal Building Plan for the building and this was approved by the local counsel. The bank's decision to privatize and sell its assets has halted the continuation of this process - matters regarding all aspects of real estate are transferred to the Company's Authority to be dealt with by the government administrator of dwellings.

      The bank is performing on-going methodical and proper follow-up regarding its assets and their recording in the bank's books, in the Municipal Building plan and in any other relevant location in accordance with the law.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 7 - Other Assets

                                                                                  December 31
                                                                             -------------------
                                                                                2006      2005
                                                                             --------  ---------
                                                                             In thousands of NIS
                                                                             -------------------
         Refund of payroll tax                                                  1,034     3,018
         Other accounts receivable                                                184       291
                                                                             --------  ---------
               Total other assets                                               1,218     3,309
                                                                             ========  =========

Note 8 - Deposits from the Public

                                                                                 December 31
                                                                             -------------------
                                                                               2006      2005
                                                                             --------  ---------
                                                                             In thousands of NIS
                                                                             -------------------
         Time deposits                                                             17        17
         Designated deposits                                                       36        33
                                                                             --------  ---------
                                                                                   53        50
                                                                             ========  =========
         Includes deposits the repayment of which to the
          depositor is dependent on collection of the related
          credit with margin                                                       36        33
                                                                             ========  =========

Note 9 - Deposits from the Government

                                                                                December 31
                                                                             -------------------
                                                                               2006      2005
                                                                             --------  ---------
                                                                             In thousands of NIS
                                                                             -------------------
          Designated and other deposits **                                    456,294   456,047
                                                                             ========  =========
         (**) Includes deposits for which the repayment to the depositor is stipulated on the collection of the credit (without any
              margin)                                                          69,341    67,616
                                                                             ========  =========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 10 - Other Liabilities

                                                              December 31
                                                        -----------------------
                                                         2006              2005
                                                        ------            -----
                                                           In thousands of NIS
                                                        -----------------------
            Accrued severance pay (1)                    1,279            1,279
            Accrued vacation pay and sick leave (2)      5,358            5,473
            Accrued payroll differences                    180              180
            Other accounts payable credit balances         522              487
                                                         -----            -----
            Total other liabilities                      7,339            7,419
                                                         =====            =====

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

                  The Bank's employees are entitled to special vacations upon the completion of 15 years of employment. This entitlement increases at the end of every five years until the employee has been employed for 35 years. These vacations can be utilized in addition to the annual vacation. In addition, such vacation can be redeemed or, alternatively, accrued until retirement, at the employee's discretion. The Banks' liability to cover this entitlement amounts to NIS 1,605 thousand, on an actuarial basis at an annual interest rate of 4%. As of balance sheet date, there is a provision to cover the entitlement that can be utilized at that date.

            3. In the framework of the decision to privatize the Bank and cease its activities, negotiations are being held with the employees of the bank regarding additional payments to the employees beyond the current agreement. A draft agreement has been prepared but not yet discussed by the Board of Directors.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 11 - Deferred Government Deposits and Deferred Capital Notes

            (a)   Deferred Government deposits

                                          Weighted            December 31
                                        Interest rate    -----------------------
                                         December 31,      2006           2005
                                             2006        --------      ---------
                                               %           (In thousands NIS)
                                        -------------    -----------------------
            In Israeli currency:
            Not linked                    10.5-28.5        701,300       588,181
            Linked to the Index              3.66          537,807       520,078
            Linked to foreign currency       6.22            1,929         1,976
                                                         ---------     ---------
                                                         1,241,036     1,110,235
                                                         =========     =========

            In accordance with the Deposit Agreement, as described in Note 1A, the interest on each of the three deposits will be the average weighted interest rate of all the Government deposits which became deferred deposits, computed quarterly, and will be added to the principal.

            In the case of dissolution of the Bank prior to April 30, 2007, the deferred deposits will be repaid only after the Bank has repaid all its liabilities, including liabilities to the Government of Israel, except for Government deferred deposits and prior to liabilities to shareholders at the time of dissolution, in accordance with the Articles of Association of the Bank (excluding liabilities for distribution of earnings to foreign shareholders).

            As to the repayment date, see Note 1 A (2) a.

      (b)   Deferred capital notes

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

            On February 21, 2007, the Accountant General approved the extension of the maturity date to April 30, 2007.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 12 - Share Capital

            a)    Share capital of the Bank (in nominal values)

                                                                               Reported amounts
                                                                             In thousands of NIS
                                                                            ----------------------
                                                                              2006         2005
                                                                            ----------  ----------
                                                                Authorized  Issued and Outstanding
                                                                ----------  ----------------------
                  Ordinary Shares of NIS 0.0001                    37,970      13,505       13,505

                  8% Cumulative and Participating
                      Preferred "A" Shares of NIS 0.001           201,530     195,768      195,768

                  7.5% Cumulative and Redeemable
                         Preferred "C" Shares of of
                         NIS 0,042, linked to the U.S. dollar
                         (see d. below)                            10,500      10,500       10,500
                                                                  -------     -------      -------
                                                                  250,000     219,773      219,773
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

                  The amount payable upon redemption of these shares (without premium - see above), at the U.S. dollar exchange rate on balance sheet date, exceeds their nominal value by approximately NIS 115 million. Such excess is not reflected in the financial statements, as the Ministry of Finance had undertaken to cover any liabilities, which may accrue, or shall accrue, as a result of changes in the rate of the U.S. dollar.

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

                  The cumulative dividend which was not paid with respect to the years 1999 - 2006, amounted to NIS 63,500 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amount to NIS 63,369 thousand. In years preceding 1999 a dividend was paid.

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 13 - Related Parties

            (a)   Balance sheet balances:

                                               Affiliate                            General manager
                                  ---------------------------------       ---------------------------------
                                   Balance as of    Highest balance       Balance as of     Highest balance
                                    December 31,        during              December 31,        during
                                  ---------------   ---------------       ---------------   ---------------
                                  2006       2005   2006       2005       2006       2005   2006       2005
                                  ----       ----   ----       ----       ----       ----   ----       ----
                                                             In thousands of NIS
                                  -------------------------------------------------------------------------
The following include
 balances of the affiliate:
    Assets - credit to the
      public                        --         --     --         15         --         --     --         --
    Liabilities - deposits
      from the public               --         --     --         20         --         --     --         54

            (b)   Summary of the operating results with related parties:

                                                                         Year ended December 31
                                                                  -------------------------------------
                                                                   2006           2005           2004
                                                                         In thousands of NIS
                                                                  -------------------------------------
                  Participation in expenses by the affiliate        98             96              95

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 13 - Related Parties (Cont.)

            (c)   (Cont.)

                  The following balance sheet items include balances of these entities:

                                                             December 31
                                                      -------------------------
                                                       2006              2005
                                                      -------          --------
                                                         In thousands of NIS
                                                      -------------------------
                  Assets:
                    Credit to the public              11,956            14,382

                  The State of Israel is the main related party to the Bank. Adjustments including reconciliation of discrepancies with the Ministry of Finance with respect to the liabilities of the Bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the Bank are based on the supplementary agreement (amended) for the Kibbutzim, and the agreement regarding deferred deposits.

            (d)   Benefits to related parties:

                                                                   Year ended December 31,
                                                  ----------------------------------------------------------
                                                             2006                           2005
                                                  ----------------------------  ----------------------------
                                                    Total          Number of        Total         Number of
                                                   Benefits     beneficiaries     Benefits     beneficiaries
                                                  ----------    --------------   ----------   ---------------
                                                      In                             In
                                                  thousands                      thousands
                                                    of NIS                         of NIS
                                                  ---------                      ----------
            Related party employed by the Bank        493             1              477             1
            Directors not employed by the Bank         52             6               89             6
                                                  -------                        -------
                                                      545                            566
                                                  =======                        =======

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 14 - Loss from Financing Activities Before Allowance for Doubtful Debts (expenses are shows in negative numbers).

                                                                         Year ended December 31
                                                                   --------------------------------
                                                                      2006        2005        2004
                                                                   ---------   ---------   --------
                                                                           In thousands of NIS
                                                                    -------------------------------
           In respect to assets
            From credit to the public                                 31,850      29,035     24,543
            From credit to the Government of Israel                      461         722        538
            From deposits with the Bank of Israel                         --       1,381      2,132
            From deposits with banks                                   3,663         901          1

           In respect to liabilities
            On deposits from the:
             Public                                                       (2)         (8)       (15)
             Government                                              (17,818)    (27,969)   (20,632)

           On respect to deferred deposits and capital notes:
             On deferred Government deposits                        (130,801)   (118,316)   (96,247)
             On deferred capital notes:
             Held by the Government                                   (5,601)     (5,888)    (5,674)

           Other
            Other financing (expenses) income                          6,737      (5,049)     1,294
                                                                   ---------   ---------   --------
           Total loss from financing activities before
            allowance for doubtful debts                            (111,511)   (125,191)   (94,060)
                                                                   =========   =========   ========

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

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 15 - Commissions and Other Income

                                                 Year ended December 31
                                         ------------------------------------
                                          2006           2005           2004
                                         ------        --------       -------
                                                  In thousands of NIS
                                         ------------------------------------

          Bookkeeping                      --             17             35
          Collections and transfers        --             11             22
          Other                             9             57             72
                                         ----           ----           ----
                                            9             85            129
                                         ====           ====           ====

Note 16 - Salaries and Related Expenses

                                                                   Year ended December 31
                                                                 --------------------------
                                                                  2006     2005       2004
                                                                 ------  --------   -------
                                                                     In thousands of NIS
                                                                 --------------------------
          Salaries                                                5,184    5,220      5,053
          Severance pay, pension, provident fund
           contributions and sick pay                             1,046    1,082      1,136
          National Insurance, employees tax and salary tax          322      301        319
                                                                  -----    -----      -----
                                                                  6,552    6,603      6,508
                                                                  =====    =====      =====

Note 17 - Other Expenses

                                                        Year ended December 31
                                                       -------------------------
                                                        2006     2005     2004
                                                       ------   -------  -------
                                                          In thousands of NIS
                                                       -------------------------

          Professional services                          533      738      345
          Communications                                  82      100      116
          Computer services                               80       79       77
          Office expenses                                 43       56       64
          Promotion and advertising                       13       13       16
          Insurance                                      275      290      289
          Director fees                                   52       89       58
          Commissions                                      2        4       11
          Trustee commissions due to shares and
           capital notes                                  41       --       57
          Taxes and toll fees                             36       37       81
          Participation in the budget of kibbutzim
           management                                     50       73      105
          Participation in the budget of Moshavim
           management                                    120      107      112
          Others                                          62       55      109
                                                       -----    -----    -----
                                                       1,389    1,641    1,440
                                                       =====    =====    =====

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 18 - Income Taxes

            (a) The Bank has received final tax assessments up to and including the year ended December 31, 2001.

            (b) The Bank's tax loss carry forwards amount to NIS 1,655,792 thousand (2005 - NIS 1,536,557 thousand). A deferred tax benefit in the net amount of NIS 513,296 thousand was not included in the balance sheet (2005 - NIS 532,836 thousand) since the Bank does not expect that it will be able to utilize it in the foreseeable future. The adjusted amounts for buildings, for which the depreciation in their respect will not be allowed in the future, are immaterial.

Note 19 - Reconciliation Between Israel GAAP and U.S. GAAP

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

Note 19 - Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

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

Note 19 - Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

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

                  Below is a summary of the Cash Flow showing the amounts described in Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

                                                                                 Year ended December 31
                                                                        ----------------------------------------
                                                                           2006           2005           2004
                                                                        ---------       ----------     ---------
                                                                                Reported               Adjusted
                                                                                 amounts                amounts
                                                                        --------------------------     ---------
                                                                                 (In thousands of NIS)
                                                                        ----------------------------------------
                  Cash flows from operating activities:
                  Loss for the year                                     (122,548)       (134,006)      (102,616)
                  Adjustments to reconcile the cash flows
                   used in operating activities:
                  Equity in the profits of an affiliate                      (21)             26            (33)
                  Depreciation on the bank's building and
                    equipment                                                 44              45             44
                                                                        --------        --------       --------
                  Net cash used in operating activities                 (122,525)       (133,935)      (102,605)
                                                                        --------        --------       --------
                  Cash flows from investing activities
                  Decrease (increase) in credit to the public            (18,561)        (27,791)       (20,842)
                  Collection from the public                              35,849          27,573         34,088
                  Decrease (increase) in credit to the
                   Government of Israel                                   (1,556)         (2,187)        (3,964)
                  Collection from the Government of Israel                 1,264           8,244         11,681
                  Purchase of equipment                                       --             (11)            --
                  Other assets                                             2,091          (1,117)           (74)
                                                                        --------        --------       --------
                  Net cash provided by investing activities               19,087           4,711         20,889
                                                                        --------        --------       --------

                  Net cash provided by financing activities              124,492         135,124         99,551
                                                                        ========        ========       ========
                  (Decrease)  increase in cash on hand and
                  deposits with banks                                     21,054           5,900         17,835
                  Balance of cash on hand and deposits
                   with banks at the beginning of the year                62,321          56,421         38,586
                                                                        --------        --------       --------
                  Balance of cash on hand and deposits
                   with banks at the end of the year                      83,375          62,321         56,421
                                                                        ========        ========       ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 19 - Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

            (e)   Earnings per share

                  The computation of earnings per share, as it relates to the Company, is not different than that under US GAAP.

Note 20 - Subsequent events

                  On May 13, 2007, the Accountant General at the Ministry of Finance approved the defer the redemption of the deferred deposits and the principal of the capital notes held by the government until June 30, 2007 (see note 1A(2) and Note 11(c)).

Note 21 - Information on the basis of Nominal Historical Data for tax purposes

            (a)   Balance sheets:

                                                                             December 31
                                                                      --------------------------
                                                                         2006            2005
                                                                      ----------      ----------
                                                                         (In thousands of Nis)
                                                                      --------------------------
                  ASSETS

                  Cash on hand and deposits with banks                    83,375          62,321
                  Credit to the public                                   221,302         238,590
                  Credit to the Government of Israel                      16,357          16,065
                  Investment in an affiliate                               1,053           1,032
                  Bank building and equipment                                124             154
                  Other assets                                             1,218           3,309
                                                                      ----------      ----------

                  Total assets                                           323,429         321,471
                                                                      ==========      ==========

                  LIABILITIES AND SHAREHOLDERS' DEFICIENCY

                  Deposits from the public                                    53              50
                  Government of Israeli deposits                         456,294         456,047
                  Other liabilities                                        7,339           7,419
                                                                      ----------      ----------
                                                                         463,686         463,516

                  Deferred deposits from the Government of Israel      1,241,036       1,110,235

                  Deferred capital notes:
                    Held by the Government                                72,412          78,891
                                                                      ----------      ----------

                  Total liabilities                                    1,777,134       1,652,642
                  Shareholders' deficiency                            (1,453,705)     (1,331,171)
                                                                      ----------      ----------

                  Total liabilities and shareholders' deficiency         323,429         321,471
                                                                      ==========      ==========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 21 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

            (b)   Statements of operations:

                                                                              Year ended December 31
                                                                      -------------------------------------
                                                                         2006          2005          2004
                                                                      ---------      --------      --------
                                                                              (In thousands of Nis)
                                                                      -------------------------------------
                  Loss from financing activities
                  Loss from financing activities before
                   allowance for doubtful debts (*)                    (111,511)     (125,191)      (94,060)
                  Allowance for doubtful debts                           (2,677)           --            --
                                                                      ---------     ---------      --------
                  Loss from financing activities after
                   allowance for doubtful debts                        (114,188)     (125,191)      (94,060)
                                                                      ---------     ---------      --------
                  Operating and other income
                   Rental income                                            402           389           426
                   Commissions and other income                               9            85           129
                                                                      ---------     ---------      --------

                   Total operating and other income                         411           474           555
                                                                      ---------     ---------      --------

                  Operating and other expenses
                   Salaries and related expenses                          6,552         6,603         6,508
                   Depreciation for building and equipment                   30            30            29
                   Maintenance of building and equipment                    807           974         1,152
                   Other expenses                                         1,389         1,641         1,440
                                                                      ---------     ---------      --------

                  Total operating and other expenses                     (8,778)       (9,248)       (9,129)
                                                                      =========     =========      ========

                  Operating loss                                       (122,555)     (133,965)     (102,634)
                  Equity in (losses) profits of an affiliate                 21           (26)           33
                                                                      ---------     ---------      --------
                  Net loss for the year                                (122,534)     (133,991)     (102,601)
                                                                      =========     =========      ========
                  Loss per NIS 1 nominal value of share
                   capital - operating loss                             (585.50)      (640.20)      (490.30)
                                                                      =========     =========      ========
                  (*) Income (loss) from financing activities
                  before allowance for doubtful debts, interest on
                  Government deposits and deferred capital notes         24,891          (987)        7,861
                   Interest on Government deposits and
                  deferred capital notes                               (136,402)     (124,204)     (101,921)
                                                                      ---------     ---------      --------
                  Loss from financing activities before
                  allowance for doubtful debts                         (111,511)     (125,191)      (94,060)
                                                                      =========     =========      ========

                                                 ISRAEL BANK OF AGRICULTURE LTD.

--------------------------------------------------------------------------------

Note 21 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

            (c)   Statements of Changes in Shareholders' Deficiency

                                                                Receipts on
                                                   Share        account of     Accumulated
                                                  Capital         shares        deficit          Total
                                                 ----------     -----------    -----------     ----------
                                                                     (In thousands)
                                                 --------------------------------------------------------
                  Balance at January 1, 2004            220         91,893     (1,186,692)     (1,094,579)
                    Loss for the year                    --             --       (102,601)       (102,601)
                                                 ----------     ----------     ----------      ----------
                  Balance at January 1, 2005            220         91,893     (1,289,293)     (1,197,180)
                    Loss for the year                    --             --       (133,991)       (133,991)
                                                 ----------     ----------     ----------      ----------
                  Balance at January 1, 2006            220         91,893     (1,423,284)     (1,331,171)
                    Loss for the year                    --             --       (122,534)       (122,534)
                                                 ----------     ----------     ----------      ----------

                  Balance at
                    December 31, 2006                   220         91,893     (1,545,818)     (1,453,705)
                                                 ==========     ==========     ==========      ==========

                  Note: The  above  nominal  data  provide  the  basis  for  the company's Adjustments Report for Tax Purposes, and are presented within these statements for that reason alone. These data are based on the company's accounting records that are maintained in nominal-historical shekels. The accounting policies that are applied in drawing-up and presenting the above nominal data are identical to those that serve as the basis for the drawing-up of the financial statements.

Note 22 - Other Information in Nominal Values

                                                                                Issued and Outstanding
                                                                                ----------------------
                                                                                   2006        2005
                                                                                ---------    ---------
                  Ordinary shares NIS 0.0001 par value                             13,505       13,505

                  8% "A" Cumulative and Participating shares                      195,768      195,768
                  7.5% "C" Cumulative Preferred shares linked to the exchange
                    Of the U.S. Dollar convertible to NIS 0.042 par
                     value (see Note 12)                                           10,500       10,500
                                                                                ---------    ---------
                                                                                  219,773      219,773
                                                                                =========    =========